

Management
Business Checking
Certificates of Deposit
Credit Cards
PERSONAL CHECKING
TRUST SERVICES
Merchant
Treasury Manag
Savings
BANKING
Certificates of Deposit
Credit Line
Asset Management
MERCHANT SERVICES

2011 ANNUAL REPORT

WEST COAST BANCORP

Sustained by our values.

In today's challenging business climate, our core values sustain us. At a time when we are barraged by change—rapidly evolving technology, a volatile economy, and challenges to long-held expectations—we hold true to these principles: Integrity. Respect. Quality. Communication. Commitment.

Since 1925, West Coast Bank has served the Northwest, helping to build businesses, homes and institutions. Serving our customers and helping them achieve their financial goals with sophisticated banking products.

Over the years, West Coast Bank has been transformed through mergers, acquisitions and growth. We've survived economic downturns and prospered in good times, enduring and evolving. And always staying true to our core values.


Business
Checking
CERTIFICATES
OF DEPOSIT
SAVINGS
Treasury
Management


PERSONAL CHECKING
Credit Cards
Treasury
Credit Line
Asset Management
TERM LOAN
TREASURY MANAGEMENT
Personal Checking
MERCHANT SERVICES
CREDIT CARDS
Trust
of Deposit
Term

Letter to shareholders



The U.S. economy appears to have stabilized in 2011. While residential property values still are declining, the downward trend clearly is slower than in previous years. Another sign of stabilization is the Pacific Northwest unemployment rate, which is showing a favorable trend for the first time in several years.

The financial performance of the banking industry as a whole, as well as that of West Coast Bancorp, continued to improve in 2011 from the prior year. The Company reported a profit of $33.8 million for the year, compared to $3.2 million in 2010. The full-year earnings of 2011 reflect the reversal of the Company's deferred tax asset valuation allowance, which generated a 2011 benefit for income taxes of $20.2 million.

The Company continues to reduce its level of nonperforming assets. At year-end 2011, total nonperforming assets equaled $71 million, a reduction of 29% from the prior year end. Total capital levels continue to grow and the total risk-based capital ratio reached 20.62% at the end of 2011.

During 2011, the Company initiated several actions that we expect to improve our pre-tax operating results in 2012, including closing some branches, reducing staff and renegotiating contracts with vendors. We believe these actions, along with anticipated lower costs associated with nonperforming loans, will measurably reduce our operating expenses in 2012 and will position the Company favorably for the future.

The Company's solid operating results are a direct result of the dedicated efforts of our people and their commitment to our customers. High quality customer service will remain the hallmark of West Coast Bancorp and its operating subsidiaries as we prepare for the future.

We appreciate your ongoing trust and confidence as shareholders and customers.

Yours very truly,

Robert D. Sznewajs
President and CEO

Lloyd D. Ankeny
Chairman of the Board



Don Wilson
President
Wilson Construction


N420WC

Wilson Construction Company

President Don Wilson describes Wilson Construction Company as an electrical utility contractor. That's something of an understatement for a company with more than 500 employees, 1,200-plus pieces of equipment and clients across the U.S.

Wilson Construction builds, rebuilds and maintains switch yards and substations, cross-country steel transmission towers, and overhead and underground electrical distribution systems from power sources to the meter at your home.

"It's an equipment-intensive business," said Wilson, "and we've grown a lot in the past few years. Our borrowing needs haven't gone up, but we've requested some unusual letters of credit."

Wilson Construction's West Coast Bank team includes vice president Mike McNulty as relationship manager, and senior vice president and commercial banking team leader Jeff Bertalotto. Wilson Construction has been a West Coast Bank customer for nine years, using services that include a business line of credit, checking and equipment financing.

"We previously were with a big national bank. There, we dealt with a corporate loan group, where it could take months to process a line of credit," Wilson said.

What's different about the company's relationship with West Coast Bank? Wilson knows all of the West Coast Bank upper management, from the president to the loan officers. "And they know us. They've learned our business. They understand what we do. They're really flexible, and they're always looking ahead."


Pratum
Co-op

Troy Kuenzi
President
Pratum Co-op



Pratum Co-op

In 1946, farmers in the picturesque Marion County community of Pratum founded an agricultural co-op to process the premium seed that grows so well in the fertile Willamette Valley. Today, more than 50 years later, Pratum Co-op is a $65 million business with four divisions: fertilizer, chemicals, fuel and lube, and Mountain View Seeds. The co-op processes 14 million pounds of grass seed a year, with its Mountain View Seeds subsidiary shipping seed to Europe, South Africa, Israel, Japan and China, and throughout the U.S. You'll find Pratum's perennial rye grass on golf courses from Phoenix to Florida.

In 2008, about the time of the economic downturn, Pratum president Troy Kuenzi found himself needing to build a new fertilizer plant. Fertilizer is corrosive, and the old plant was past its prime. Kuenzi went shopping for a $3 million loan.

"A lot of other banks were very skeptical," said Kuenzi, "but West Coast Bank stepped up from the start, supporting the essential capital improvement even in tough times." With a strong commitment to the local agricultural community and a dedicated and knowledgeable agricultural lending team, West Coast vice president Bob Zell and senior vice president and team leader Dahr Fry worked with Kuenzi to secure the financing.

Pratum cut the ribbon on its new 150,000 square foot Agronomy Center September 1, 2011. The facility stands right alongside a 1940s vintage warehouse and grain elevator that have been there since the co-op was founded.

Pratum has been a West Coast Bank business customer for about 15 years. "They've always supported us," said Kuenzi. "With local bankers who offer more hands-on service, West Coast has a strong commitment to agriculture and to this community, even in tough times."



Dennis Young
Volunteer
Marion-Polk Food Share


SONIC
Liberty
Elementary

Jan Young
Volunteer, Liberty
Grade School

Jan and Dennis Young

When Jan and Dennis Young retired about 12 years ago, their daily routines changed, but they've stayed just as busy. Jan Young was a registered nurse and care facility administrator before retirement, and her husband had a long career in commercial real estate. The Southern California transplants saw this new phase of their lives as an opportunity to participate in community activities that were of special interest to them.

For Dennis Young, that's Marion-Polk Food Share, where he serves on the board and volunteers to help pack some of the 7.6 million pounds of food the organization processes in a year. Jan Young helps first and second grade students at Liberty Grade School learn to read.

The Youngs met Tom McGirr, senior vice president and manager of West Coast Trust, at a charity event, and have served on boards with Ken Jundt, West Coast Bank coast/valley regional president. When their previous financial advisor retired, those personal relationships played a significant role in their decision to select West Coast Bank to provide trust services.

"I feel comfortable and secure with West Coast Trust," said Jan Young. Dennis Young adds that he "particularly appreciates the depth of West Coast's investment research, and the highly educational quarterly meetings." Both are delighted to have peace of mind that their financial affairs are in good hands, allowing them time for community involvement, and an occasional round of golf together at nearby Illahe Hills Country Club.

WEST COAST BANK AND WEST COAST BANCORP: BOARD OF DIRECTORS

Lloyd D. Ankeny
Chair, Board of Directors
Chair, Executive Committee
Chair, Governance & Nominating Committee
Chair, Risk Management Committee
Personal Investments
Lincoln City, Oregon

David A. Dietzler
Retired Partner
KPMG LLP
Portland, Oregon
(elected 11/11, effective 1/12)

Henchy R. Enden
Equity Analyst
MFP Investors, LLC
New York, New York
(elected 12/11, effective 1/12)

Shmuel (Sam) Levinson
Managing Director
Levinson Capital Management, LLC
New York, New York

Duane C. McDougall
Chair, Compensation & Personnel Committee
Former President, CEO
Willamette Industries
Chairman, Boise Cascade, LLC
Lake Oswego, Oregon
(resigned effective 12/31/11)

Steven J. Oliva
President & CEO
Hi-School Pharmacy, Inc.
Officer, R & O Construction
Real Estate Investments
Vancouver, Washington

John Pietrzak
Principal
Castle Creek Capital, LLC
San Diego, California

Steven N. Spence
Chair, Loan, Investment & Asset/Liability Committee
Senior Vice President
Spence Partners
RBC Wealth Management
Portland, Oregon
Orcas Island, Washington

Robert D. Sznewajs
President & Chief Executive Officer
West Coast Bancorp and West Coast Bank
Lake Oswego, Oregon

Dr. Nancy Wilgenbusch
Chair, Audit & Compliance Committee
President Emerita
Marylhurst University
Portland, Oregon

WEST COAST TRUST: BOARD OF DIRECTORS

Dr. Nancy Wilgenbusch
Chair, Trust Board
President Emerita
Marylhurst University
Portland, Oregon

Sandra C. Mico
President
West Coast Trust
Portland, Oregon

Steven J. Oliva
President and CEO
Hi-School Pharmacy, Inc.
Officer, R & O Construction
Real Estate Investments
Vancouver, Washington

William R. Trout
Senior Vice President
Chief Investment Officer
West Coast Trust
Portland, Oregon

David Truitt
Vice President, Owner
Truitt Brothers, Inc.
Salem, Oregon

WEST COAST BANK: OFFICERS

Robert D. Sznewajs*
President/Chief Executive Officer

David C. Bouc*
Executive Vice President
General Counsel
Corporate Secretary

James D. Bygland*
Executive Vice President
Chief Information Officer

Timothy P. Dowling
Regional President
Puget Sound

Anders Giltvedt*
Executive Vice President
Chief Financial Officer

David S. Hansen
Regional President
Portland/Vancouver

Kenneth L. Jundt
Regional President
Coast-Valley

Xandra T. McKeown*
Executive Vice President
Commercial Banking

Hadley S. Robbins*
Executive Vice President
Chief Credit Officer

Cynthia J. Sparacio*
Executive Vice President
Human Resources and Administration

Jeffery A. Bertalotto
Senior Vice President
Commercial Banking

Gerald Burns
Senior Vice President
Government Guaranteed Lending

Gary E. DesRochers
Senior Vice President
Commercial Banking

Bob Dickie
Senior Vice President
Regional Credit Administrator

Lisa K. Dow
Senior Vice President
Credit Services Manager

Dan Ebert
Senior Vice President
Commercial Banking

Jill Faughender
Senior Vice President
Human Resources

Laurie Ferris
Senior Vice President
Compensation and Benefits

Dahr Fry
Senior Vice President
Agricultural Banking

David Green
Senior Vice President
Coast District Manager

Ann Higgins
Senior Vice President
Retail Operations

Don Kasinger
Senior Vice President
Retail and Real Estate Lending

Michael Kiyokawa
Senior Vice President
Regional Credit Administrator

David B. Martz
Senior Vice President
Finance

Kevin M. McClung*
Senior Vice President
Controller

Laura McKay
Senior Vice President
Treasury Management

Kristie L. Nockleby
Senior Vice President
Sales Administration and Marketing

Hugh Ross
Senior Vice President
Regional Credit Administrator

Steven J. Ryan
Senior Vice President
Commercial Banking

Gregory B. Schumacher
Senior Vice President
Corporate Risk

Cara Thompson
Senior Vice President
Corporate Compliance

Richard M. Virkelyst
Senior Vice President
Credit Review

John Vogel
Senior Vice President
Asset and Liability Investment

Randal Wilhelmsen
Senior Vice President
Investment Program

Kenneth Wise
Senior Vice President
Regional Credit Administrator

**Also West Coast Bancorp Officers*

WEST COAST TRUST: MANAGEMENT TEAM

Sandra C. Mico
President
West Coast Trust

David P. Bell
Senior Vice President
Chief Operating Officer

B. Edward Duvall
Vice President
Trust Administration

Tom McGirr
Senior Vice President
Trust Team Leader

William R. Trout
Senior Vice President
Chief Investment Officer

OREGON BRANCHES

Airport Way and 122nd
5083 NE 122nd Avenue
Portland, Oregon 97230
503.257.6511

Beaverton
3600 SW Cedar Hills Boulevard
Beaverton, Oregon 97005
503.643.7643

Canby
1455 SE First Avenue
Canby, Oregon 97013
503.651.3157

Clackamas
11690 SE 82nd Avenue
Portland, Oregon 97086
503.387.4040

Cornelius Pass
21995 NW Imbrie Drive
Hillsboro, Oregon 97124
503.615.0303

Dallas
150 W Ellendale
Dallas, Oregon 97338
503.623.9281

Depoe Bay
541 NW Highway 101
Depoe Bay, Oregon 97341
541.765.2356

Dundee
1410 N Highway 99
Dundee, Oregon 97115
503.554.8417

Eugene North
1005 Green Acres Road
Suite 101
Eugene, Oregon 97408
541.683.9559

Eugene West
874 Seneca Road
Eugene, Oregon 97402
541.687.6870

Forest Grove
4110 Pacific Avenue
Forest Grove, Oregon 97116
503.359.4495

Gresham
473 NW Burnside Road
Gresham, Oregon 97030
503.618.0939

Happy Valley
15820 SE Happy Valley Town
Center Drive
Happy Valley, Oregon 97086
503.489.1920

Hillsboro
310 SE Washington Street
Hillsboro, Oregon 97123
503.693.6792

Keizer
4260 River Road N
Keizer, Oregon 97303
503.399.2966

Keizer
(Located in Willamette Lutheran)
7693 Wheatland Road N
Keizer, Oregon 97303
503.371.2671

Keizer
(Located in Avamere
Retirement Center)
5210 River Road N
Keizer, Oregon 97303
503.371.2670

King City
15340 SW Royalty Parkway
King City, Oregon 97224
503.968.6643

Lake Oswego
5000 Meadows Road, Suite 100
Lake Oswego, Oregon 97035
503.624.5864

Lincoln City
4157 N Highway 101, Suite 135
Lincoln City, Oregon 97367
541.994.9161

MLK and Main
1234 SE Martin Luther
King Jr. Boulevard
Portland, Oregon 97214
503.813.8370

Mt. Angel
160 East Charles Street
Mt. Angel, Oregon 97362
503.845.2265

McMinnville
2214 McDonald Lane
McMinnville, Oregon 97128
503.474.9695

Molalla
401 E Main Street
Molalla, Oregon 97038
503.829.2237

Monmouth
200 E Main Street
Monmouth, Oregon 97361
503.838.0601

Newberg
3500 Portland Road
Newberg, Oregon 97132
503.538.3184

Newport Downtown
506 SW Coast Highway
Newport, Oregon 97365
541.265.6666

Newport North
2350 N Coast Highway
Newport, Oregon 97365
541.265.6691

North Plains
10355 NW Glencoe Road
Suite A
North Plains, Oregon 97133
503.647.2245

Oregon City
19550 Molalla Avenue, Suite 139
Oregon City, Oregon 97045
503.723.5036

Pearl District
1207 NW Glisan
Portland, Oregon 97209
503.274.0655

Portland Downtown
1000 SW Broadway, Suite 100
Portland, Oregon 97205
503.224.4245

Raleigh Hills
4805 SW 77th Avenue
Portland, Oregon 97225
503.292.6319

Salem Battle Creek
5686 Commercial Street SE
Suite 110
Salem, Oregon 97306
503.362.2174

Salem Downtown
550 Center Street NE
Salem, Oregon 97301
503.399.2920

Salem East
510 Lancaster Drive NE
Salem, Oregon 97301
503.399.2944

Salem South
3305 Commercial Street SE
Salem, Oregon 97302
503.399.2978

Salem West
1060 Wallace Road NW
Salem, Oregon 97304
503.399.2955

Silverton
315 E Main Street
Silverton, Oregon 97381
503.873.5376

Stayton
1800 Wilco Road
Stayton, Oregon 97383
503.769.7307

Sublimity
(Located in Marian Estates)
390 Church Street SE
Sublimity, Oregon 97385
503.769.8336

Tigard
11675 SW Pacific Highway
Tigard, Oregon 97223
503.598.7482

Tualatin-Sherwood
8805 SW Tualatin-Sherwood Road
Tualatin, Oregon 97062
503.691.9929

Waldport
425 NW Hemlock
Waldport, Oregon 97394
541.563.3273

Wilsonville
29702 SW Town Center Loop West
Wilsonville, Oregon 97070
503.682.9818

Woodburn
(Located in Country Meadows Village)
155 S Evergreen
Woodburn, Oregon 97071
971.983.3300

Woodburn East
1755 Mt. Hood Avenue
Suite 120
Woodburn, Oregon 97071
503.981.8365

Woodburn West
2540 Newberg Highway
Woodburn, Oregon 97071
503.981.0100

WASHINGTON BRANCHES

Centralia
1100 Harrison Avenue
Centralia, Washington 98531
360.736.0722

Chehalis
290 NW Chehalis Avenue
Chehalis, Washington 98532
360.748.1887

Hawks Prairie
8140 Freedom Lane, Bldg. E
Suite A
Lacey, Washington 98516
360.923.0638

Hoodsport
24341 N Highway 101
Hoodsport, Washington 98548
360.877.5272

Lacey
665 Woodland Square Loop SE
Lacey, Washington 98503
360.456.2400

Olympia Downtown
303 Union Avenue SE
Olympia, Washington 98501
360.753.2400

Olympia West
2850 Harrison Avenue NW
Olympia, Washington 98502
360.754.2400

Orchards
7500 NE 117th Avenue
Vancouver, Washington 98662
360.253.3785

Shelton
2307 Olympic Highway N
Shelton, Washington 98584
360.426.5581

Tacoma Commercial Loan Office
717 Pacific Avenue
Tacoma, Washington 98402
253.627.1000

Vancouver Main
500 E Broadway, Suite 100
Vancouver, Washington 98660
360.695.3439

Salmon Creek
13305 NE Highway 99
Suite 106
Vancouver, Washington 98686
360.571.7104

Tukwila
400 Industry Drive, Suite 110
Tukwila, Washington 98188
425.251.6525

WEST COAST TRUST

West Coast Trust services are available by appointment at all West Coast Bank branches.

MAIN OFFICES:

Salem
301 Church Street NE
Salem, Oregon 97301
503.399.2993

Portland
1000 SW Broadway, Suite 1100
Portland, Oregon 97205
503.224.2472

Vancouver
500 E Broadway, Suite 100
Vancouver, Washington 98660
360.906.4277
Toll free 800.451.3049

GOVERNMENT GUARANTEED LENDING GROUP

500 E Broadway, Suite 380
Vancouver, Washington 98660
360.906.9629
Toll free 800.716.7474

WEST COAST INVESTMENT CENTER

Investment Center services are available by appointment at all West Coast Bank branches. To place trades or to contact an Investment Representative near you, call toll free 888.569.8823.

Securities provided by PrimeVest Financial Services, Inc., an independent registered broker/dealer. Member SIPC/NASD. Not FDIC insured; no bank guarantee; may lose value.

WEST COAST BANCORP

Corporate Office
5335 Meadows Road, Suite 201
Lake Oswego, Oregon 97035
503.598.3241
Fax 503.684.0781

Human Resources
550 Center Street NE
Salem, Oregon 97301
503.315.2836

wcb.com
NASDAQ: WCBO

WEST COAST BANCORP

WEST COAST BANCORP

March 13, 2012

Dear Shareholder:

You are cordially invited to attend the 2012 Annual Meeting of Shareholders of West Coast Bancorp to be held in The Oaks-Meadows Conference Center, located at 5300 Meadows Road, Lake Oswego, Oregon, on Tuesday, April 24, 2012, at 2:00 p.m. local time.

Details regarding the business to be conducted at our annual meeting can be found in the accompanying Notice of Annual Meeting and Proxy Statement. In addition to electing our directors, we will be asking our shareholders to approve our 2012 Omnibus Incentive Plan and ratify our appointment of our independent registered public accountants. Your vote is very important to us. Regardless of whether or not you plan to attend the meeting in person, please vote by voting via the Internet, by telephone, or by returning a proxy card. Instructions on how to vote through the Internet or by telephone are included in the enclosed proxy statement.

We value you as a West Coast Bancorp shareholder and look forward to seeing you at the meeting.

Sincerely,

Robert D. Sznewajs

Robert D. Sznewajs
President and CEO

WEST COAST BANCORP
5335 Meadows Road, Suite 201
Lake Oswego, Oregon 97035

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held April 24, 2012
2:00 p.m., Pacific Time

To the Shareholders of West Coast Bancorp:

The 2012 Annual Meeting of Shareholders of West Coast Bancorp will be held in The Oaks-Meadows Conference Center, located at 5300 Meadows Road, Lake Oswego, Oregon, on Tuesday, April 24, 2011, at 2:00 p.m. local time. At the meeting, shareholders will be asked to consider and vote on the following matters:

1. Electing nine directors to serve for one-year terms;

2. Approving the Company's 2012 Omnibus Incentive Plan;

3. Ratifying the appointment of Deloitte & Touche LLP as our independent registered public accountants for 2011; and

4. Such other business as may properly come before the meeting or an adjournment thereof.

Only shareholders of record on March 1, 2012, may vote on proposals at the annual meeting in person or by proxy. We encourage you to promptly complete and return the proxy card, or to vote electronically by telephone or Internet, in order to ensure that your shares will be represented and voted at the meeting in accordance with your instructions. If you attend the meeting in person, you may withdraw your proxy and vote your shares if you want to change your vote.

Further information regarding voting rights and the business to be transacted at the meeting is included in the accompanying proxy statement.

March 13, 2012

BY ORDER OF THE BOARD OF DIRECTORS

David C. Bouc
Executive Vice President
and Secretary

YOUR VOTE IS IMPORTANT

Whether or not you plan to attend the annual meeting, please sign and date your proxy card and return it in the enclosed postage prepaid envelope, or vote electronically via the Internet or by telephone. See "Voting Via the Internet or by Telephone" on the last page of the accompanying proxy statement for further details. You do not need to keep your proxy for admission to the annual meeting.

TABLE OF CONTENTS

Page

WEST COAST BANCORP
5335 Meadows Road, Suite 201
Lake Oswego, Oregon 97035
(503) 684-0884

PROXY STATEMENT

VOTING IN CONNECTION WITH THE ANNUAL MEETING

General. This proxy statement and the accompanying proxy are being made available in connection with the solicitation of proxies by our Board of Directors for use at the West Coast Bancorp Annual Meeting of Shareholders to be held Tuesday, April 24, 2012, and at any adjournment of the meeting (the "Annual Meeting"). These proxy materials are first being made available to shareholders on or about March 13, 2012. When we refer to our company in this proxy statement below we frequently use "we," "us," or "our," but we also sometimes refer to our company as "Bancorp" or the "Company."

March 1, 2012 has been established as the record date for the Annual Meeting. Holders of record of Bancorp common stock as of that date are entitled to notice of and to vote at the meeting. On the record date, there were 19,323,007 common shares outstanding and each share is entitled to one vote. A majority of the outstanding common shares will constitute a quorum for the conduct of business at the meeting. We also have outstanding 121,328 shares of mandatorily convertible cumulative participating preferred stock, Series B ("Series B Preferred Stock"). These preferred shares are not entitled to be voted at the Annual Meeting.

If your shares are registered directly in your name with the Company's transfer agent, you are considered, with respect to those shares, the "shareholder of record." As the shareholder of record, you have the right to grant your voting proxy directly to the Company or to a third party, or to vote in person at the meeting. If your shares are held in a brokerage account, by a trustee or by another nominee, you are considered the "beneficial owner" of those shares. As the beneficial owner of those shares, you have the right to direct your broker, trustee or nominee how to vote and you also are invited to attend the Annual Meeting. If you are a beneficial owner you may not vote shares in person at the meeting unless you obtain a "legal proxy" from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting.

Under rules adopted by the U.S. Securities and Exchange Commission ("SEC"), we are furnishing proxy materials to our shareholders on the Internet, rather than mailing printed copies of those materials to each shareholder. If you received a Notice of Internet Availability of Proxy Materials by mail, you will not receive a printed copy of the proxy materials unless you request one. Instead, the Notice of Internet Availability will instruct you as to how you may access and review the proxy materials on the Internet. The Notice of Internet Availability also instructs you as to how you may vote your shares. The Notice of Internet Availability will be mailed to shareholders on or about March 13, 2012, the same date that this Proxy Statement and related materials will be made available or distributed to shareholders.

Voting by Proxy. To vote by proxy, please sign and date the enclosed proxy card and return it to us as soon as possible. Properly executed proxies that are received in time and not subsequently revoked will be voted as instructed on the proxies. If you return a signed proxy without instructions, your shares will be voted in accordance with the recommendation of our Board of Directors—FOR all nominees for election as directors, FOR the approval of the Company's 2012 Omnibus Incentive Plan, and FOR ratification of the appointment of Deloitte & Touche LLP as our independent registered public accountants. If you vote over the Internet or by telephone as described below, you do not need to also mail a proxy to us.

Voting by Internet or Telephone. We encourage you to vote electronically or by telephone. Shareholders may vote via the Internet at www.proxyvote.com or by telephone by calling the telephone number referenced on their voting form. Please see "Voting Via the Internet or by Telephone" near the end of this proxy statement for additional information regarding these methods of voting.

Voting at the Meeting. If you are record holder of our shares, you may vote in person at the Annual Meeting. Even if you plan to attend the meeting, we encourage you to submit a proxy or vote by Internet or telephone to ensure that your vote is received and counted.

Changing or Revoking Your Vote. After voting, you may change your vote by completing a new proxy and returning it to us, by voting again via the Internet or by telephone as described above, or by voting in person at the Annual Meeting. Only the last vote timely received by us will be counted. If you are a registered shareholder, you may request a new proxy card from Bancorp's Secretary. If your shares are held by a broker or other nominee, you may request a new proxy card from the broker or nominee. You may revoke a proxy that has been filed with us by filing written notice of revocation with Bancorp's Secretary before the meeting.

Solicitation of Proxies. Proxies will be solicited primarily through the mail, but may also be solicited by directors and officers of the Company and its primary operating subsidiaries, West Coast Bank (the "Bank") and West Coast Trust Company, Inc. ("West Coast Trust"), personally or by other means such as telephone or e-mail. We may also engage an outside proxy solicitation firm and pay a fee for such services. All costs of solicitation of proxies will be borne by us.

Notice Regarding the Internet Availability of Proxy Materials for the Annual Meeting of Shareholders To Be Held April 24, 2012. Copies of the 2011 annual report to shareholders and the proxy statement for the 2012 Annual Meeting of Shareholders are available on our website at www.wcb.com.

Proposal 1—Election of Directors

General. Under our Articles of Incorporation, the Board of Directors may establish the total number of positions on our Board within a range of 8 to 20. Our Board is currently comprised of nine positions. Each Board member is elected annually.

Our Board has nominated nine individuals to stand for election to our board of directors as follows: Lloyd D. Ankeny, David A. Dietzler, Henchy R. Enden, Shmuel ("Sam") Levinson, Steven J. Oliva, John T. Pietrzak, Steven N. Spence, Robert D. Sznewajs (our President and CEO), and Dr. Nancy A. Wilgenbusch.

Mr. Dietzler was elected to our Board effective January 1, 2012, to fill a vacancy created by Duane McDougall's resignation as of December 31, 2011. Ms. Enden was elected in December 2011 to fill a newly created board position, and her election became effective as of January 13, 2012, the date the last regulatory approval was received.

Ms. Enden and Messrs. Levinson and Pietrzak are nominated at the request of three investors in our October 2009 private capital raise, MFP Partners, L.P., GF Financial, LLC, and Castle Creek Capital Partners IV, L.P., respectively. GF Financial and Castle Creek Capital Partners have the contractual right to designate one individual each for nomination to our Board. MFP Partners, L.P. has the contractual right to designate one individual to serve as an observer to the Board. Ms. Enden was the designated board observer for MFP Partners prior to her election.

Each nominee has consented to serve if elected. If any nominee becomes unable to serve prior to the Annual Meeting, our Board may designate a replacement nominee and in such case your duly executed proxy will be voted for such replacement.

The Board of Directors has determined that each of the current directors standing for election, other than Mr. Sznewajs, is an "independent director" under Rule 5605(a)(2) of Nasdaq listing standards applicable to the Company. All members of the Board's compensation, nominating and audit committees are "independent directors" under this standard.

In the course of determining that each director is an "independent director" under the Nasdaq listing standards, the Board considered various loan transactions and deposit relationships between the Bank and certain directors (or their family members or business interests). These transactions and relationships were entered into on the same terms prevailing at the time for comparable transactions or relationships with other persons, as described further under the heading "Transactions With Related Persons" below. The Board also considered the possible effects of a bank branch lease with a business entity partially owned by a director and determined that the transaction does not affect the director's independence.

Nominees for election at the Annual Meeting are all currently directors of the Company. The nominees have a wide variety of professional backgrounds and complementary skills, including the specific skills and qualifications described below.

Information With Respect to Nominees. Nominees for election as directors are listed below, together with certain biographical information. All current directors of Bancorp also serve as directors of the Bank.

Lloyd D. Ankeny, 74 Director since 1995	Mr. Ankeny is Chair of our Board of Directors. He has been a private real estate investor for more than five years. Mr. Ankeny was selected for his leadership skills, prior management experience, lengthy history and familiarity with the Company, the Bank, their respective operations, and the banking business, and knowledge of real estate.
David A Dietzler, 68 Director since 2012	Mr. Dietzler was managing partner of KPMG LLP's office in Portland, Oregon before retiring in 2005 after 37 years of service. Mr. Dietzler has extensive experience auditing public companies, and working with audit committees, and gained significant expertise in SEC reporting, financial statement preparation, internal control and compliance requirements. Mr. Dietzler has been a director of Portland General Electric Company since 2006 where he chairs the audit committee.
Henchy R. Enden, 39 Director since 2012	Ms. Enden has been employed by MFP Investors, LLC, the investment advisor to MFP Partners, L.P. Ms. Enden was originally elected, and is being nominated, at the recommendation of MFP Partners, L.P., an investor in our October 2009. Ms. Enden has a background in investments and finance and has an MBA from Columbia Business School.

Shmuel (Sam) Levinson, 38 Director since 2011	Mr. Levinson is currently the managing director of Levinson Capital Management, LLC, a private equity investment advisor. Since 1996, he has also been the principal of Trapeze, Inc., a commercial and residential development company. Mr. Levinson has been a director of Coleman Cable, Inc. since 2005. He is also a director of Optician Medical, Inc., a medical device manufacturer, Canary Wharf Group, PLC, a real estate development and investment group, and Song Bird Estates, PLC, a real estate investment company. Mr. Levinson is being nominated at the request of GF Financial, LLC. Mr. Levinson has an extensive background in investment management and real estate.
Steven J. Oliva, 71 Director since 2003	Mr. Oliva has served as President and Chief Executive Officer of Hi-School Pharmacy, Inc., for more than five years. Hi-School Pharmacy & Affiliates is a retail drug and hardware store with 25 locations in 2 western states and over 425 employees. Mr. Oliva is a board member of the National Association of Chain Drug Stores, and Oregon State University Advisory Board—School of Pharmacy, Emeritus. He is also a real estate investor. Mr. Oliva was selected for his familiarity with the Company and his knowledge of the pharmaceutical industry and real estate markets. He is also well-regarded and active within our community.
John T. Pietrzak, 39 Director since 2010	Mr. Pietrzak has been a Principal of Castle Creek Capital LLC, a merchant banking organization that specializes in bank investments and operations, since 2008 and a Director from 2005 to 2008. Prior to joining Castle Creek, he was a Director of Demand Planning for Levi Strauss & Co. Mr. Pietrzak is also a director of Square 1 Financial Inc. and Panhandle State Bank. Mr. Pietrzak is being nominated at the recommendation of Castle Creek Partners IV, LP. Mr. Pietrzak has a background in investments, retail planning, and a current focus on investments in community banks.
Steven N. Spence, 64 Director since 2001	Mr. Spence has been a Senior Vice President of RBC Wealth Management, Inc. since 2009. Previously, he was Senior Vice President of UBS Financial Services Inc., a securities brokerage firm, and its predecessors in Portland, Oregon, for more than thirty eight years. Mr. Spence was selected for his leadership skills, his familiarity with the Company and the banking business, and his background and high profile within the investment management community.

Robert D. Sznewajs, 65
Director since 2000

Mr. Sznewajs has been President and Chief Executive Officer of Bancorp and the Bank for more than five years. Mr. Sznewajs has also been a director of Coinstar Inc. for more than five years. Mr. Sznewajs was selected for his leadership skills, his position as President & CEO of the Company, and his knowledge of the Company and the banking business.

Dr. Nancy A. Wilgenbusch, 63
Director since 2003

Dr. Wilgenbusch has been President Emerita of and advisor to Marylhurst University since 2008. Previously she was President of Marylhurst University for more than five years. Dr. Wilgenbusch has serves as a director of Cascade Corporation and as a trustee of Tax-Free Trust of Oregon and has done so for more than five years. She previously served as a director of Scottish Power from 2004 to 2007. Dr. Wilgenbusch was selected for her knowledge of the Company, her background in education and auditing, and high profile within our community.

The nine directors receiving the highest total number of votes will be elected, provided there is a quorum present. Shares that are not represented at the meeting, votes that are withheld, and shares not voted for the election of directors by brokers or nominees due to a failure of the shareholder to provide instructions ("broker non-votes") will not be counted in determining the number of votes for each nominee and will have no effect on the election of directors. Banks and brokers acting as nominees for beneficial owners are not permitted to vote proxies with regard to the election of directors on behalf of beneficial owners who have not provided voting instructions, making it especially important that you send your broker your voting instructions.

OUR BOARD OF DIRECTORS

General

During 2011, our Board met 13 times. Each director attended at least 75 percent of the total meetings of the Board of Directors and all committees of the Board on which he or she served during 2011. The Board holds executive sessions of non-management directors not less than once per calendar quarter. Executive sessions are scheduled by our Board Chair and any director may request that additional executive sessions be scheduled.

Bancorp policy requires that directors and director nominees attend our annual meeting of shareholders, except under circumstances beyond the reasonable control of such person. In 2011, all directors except for Messrs. Levinson and Spence attended the annual meeting of shareholders.

Leadership Structure

The positions of Board Chair and President and Chief Executive Officer are filled by different persons. Mr. Ankeny, an independent director, serves as Board Chair, while Mr. Sznewajs serves as President and Chief Executive Officer. The Board believes that separating the roles of Chairman and Chief Executive Officer is preferable and in the best interests of shareholders because it gives our independent directors a significant role in board direction and determination of agendas and enhances the Board's ability to fulfill its oversight responsibilities, including of senior management. Separating the positions also provides an independent viewpoint and focus at board meetings, and improves communication between management and the Board by giving our CEO a single initial source for board-level communication and input on significant decisions.

Risk Oversight

Risk management is the responsibility of management and risk oversight is the responsibility of the Board. The Board administers its risk oversight function principally through its division of responsibility within its committee structure, with each board committee being responsible for overseeing risk within its area of responsibility. For example, our Loan, Investment & Asset/Liability Committee (the "Loan Committee") plays an important role in overseeing our loan functions and monitoring related risks. Responsibilities of our various other committees are discussed below. Significant risk oversight matters considered by the committees are reported to and considered by the Board. Some significant risk oversight matters are reported directly to the Board, including matters not falling within the area of responsibility of any committee. Types of risks with the potential to adversely affect the Company include credit, interest rate, liquidity, and compliance risks, and risks relating to our operations and reputation.

In response to an increasingly complex operating environment, the Board in 2011 established a Risk Management Committee (the "Risk Committee") which is comprised of the Board chair and the chairs of the Audit & Compliance Committee (the "Audit Committee"), the Compensation & Personnel Committee (the "Compensation Committee") and the Loan Committee. The purpose of the Risk Committee is to provide oversight of the risk management functions of the Company.

Management regularly provides the Board and its various committees with a significant amount of information regarding a wide variety of matters affecting the Company. Matters presented to the Board and board committees generally include information with respect to risk. The Board and board committees consider the risk aspects of such information and often request additional information with respect to issues that involve risks to the Company. The Board and board committees also raise risk issues on their own initiative.

To assist the Company with respect to risk management, and to assist the Board and board committees with respect to risk oversight, the Company employs a Senior Vice President & Corporate Risk Manager, who works to identify and assess risks in all parts of the Company. The Corporate Risk Manager reports to the Risk Committee and Audit Committee, attends meetings of the Risk Committee and the Audit Committee on a regular basis and attends Board and other committee meetings as needed. The Company also employs a Senior Vice President and Manager of Credit Review who also makes direct reports to the Audit Committee and the Loan Committee. In addition, the Company employs a Senior Vice President and Manager of Compliance who makes direct reports to the Audit Committee.

Other than establishing the Risk Committee, the Company does not believe the Board's risk oversight function has had a significant effect on the Board's leadership structure, although a change in leadership structure could result in changes in the implementation of the risk oversight function.

Board Committees

The Board of Directors has established certain standing committees of the Board, including an Audit & Compliance Committee, a Compensation & Personnel Committee, a Governance & Nominating Committee, a Risk Management Committee, and a Loan, Investment and Asset/Liability Committee. The membership of our board committees was changed at our board meetings in April and December 2011, and in January 2012, to reflect changes in directors with the additions of Mr. Levinson, Mr. Dietzler and Ms. Enden, and the resignation of Duane McDougall. Committee members listed below were appointed at the April 2011 meeting and served after that date for the rest of 2011.

Audit & Compliance Committee. The Audit Committee operates under a formal written charter adopted by the Board. A copy of the Audit Committee charter is available at our website at www.wcb.com under the "About Us—Investor Information" tab and "Corporate Governance" subheading. The Audit Committee held 11 meetings during 2011.

The Audit Committee was comprised of Dr. Wilgenbusch (Chair), Mr. Ankeny, and Mr. McDougall during 2011. The Audit Committee is now comprised of Mr. Dietzler (Chair), Mr. Ankeny, Ms. Enden and Dr. Wilgenbusch. Each member of the Audit Committee is financially literate and meets the independence standards for members of public company audit committees set forth in Nasdaq listing standards and applicable SEC rules adopted under the Sarbanes-Oxley Act of 2002. Further, the Board of Directors has determined that Mr. Dietzler meets the standards of an audit committee financial expert set forth in SEC regulations and is financially sophisticated as described in Nasdaq listing standards.

The Audit Committee has sole authority to appoint or replace Bancorp's independent registered public accounting firm (sometimes referred to below as our "auditor") and is directly responsible for compensating and overseeing its work, including the annual audit. Our auditor reports directly to the Audit Committee, which evaluates its independence and performance at least annually. The Audit Committee must pre-approve all audit services and legally permitted non-audit services to be performed by our auditor. In addition, the Audit Committee is required to meet with our auditor and internal audit staff in executive sessions and to resolve any disagreements that arise between management and the auditors.

The Audit Committee oversees the Company's internal audit function and is responsible for reviewing significant reports prepared by the internal audit department. The Audit Committee also assists the Board in overseeing the quality and integrity of Bancorp's accounting and reporting practices and has adopted procedures for the receipt and treatment of complaints regarding accounting matters. Finally, the Audit Committee oversees compliance with respect to certain regulatory matters, including SEC and bank regulatory issues, and credit review.

While the Audit Committee has the responsibilities and authority described above and in its charter, it is not the duty of the Audit Committee to plan or conduct audits or determine whether financial statements and other disclosures are complete, accurate, and in accordance with generally accepted accounting principles. These remain the responsibilities of our management and independent auditor.

Compensation & Personnel Committee. The Compensation & Personnel Committee (the "Compensation Committee") operates under a formal written charter adopted by the Board. A copy of the Compensation Committee charter is available at our website at www.wcb.com under the "About Us—Investor Information" tab and "Corporate Governance" subheading. The Compensation Committee held 7 meetings during 2011.

The Compensation Committee was comprised of Mr. McDougall (Chair), Mr. Ankeny, Mr. Oliva, and Mr. Pietrzak during 2011. The Compensation Committee is now comprised of Dr. Wilgenbusch (Chair), Mr. Ankeny, Mr. Levinson, Ms. Enden, Mr. Oliva and Mr. Pietrzak. Each member of the Compensation Committee is a "non-employee director" under SEC Rule 16b-3 and an "outside director" under Section 162(m) of the Internal Revenue Code of 1986, as amended.

The Compensation Committee is charged with, among other things, approving the base salary, incentive compensation, stock option grants, restricted stock awards, employment agreements, change in control agreements, supplemental executive retirement plans, and other compensation for our executive officers. The Compensation Committee is also charged with establishing any performance goals and incentive opportunity levels, as well as evaluating the achievement of those goals, for our chief executive officer. In addition, the Compensation Committee reviews the base salary and incentive compensation of other senior officers and the Company's most highly compensated employees. It also reviews and recommends to the Board restricted stock awards, stock option grants and change-in-control agreements for other employees. It is responsible for periodically reviewing and making recommendations to the Board with respect to the adoption of employee benefit plans.

Under its charter, the Compensation Committee has the authority to retain the services of outside compensation consultants to assist in the evaluation and determination of compensation levels and to approve the fees and other terms of their engagement. The Compensation Committee may also delegate its authority and responsibilities to its chair or subcommittees of one or more committee members as and when appropriate and permitted by law, but does not normally do so and has no standing delegation of authority on any matters. For additional information regarding the processes and procedures for the consideration and determination of our executive compensation, including the role of executive officers and consultants in that process, see "Executive Compensation—Discussion and Analysis of Executive Compensation Programs" below.

In addition to its responsibilities relating to compensation matters, the Compensation Committee is required to review and assess on a periodic basis the Company's guidelines regarding director and employee stock ownership. The Compensation Committee is responsible for an annual review of our management succession plan and periodic reviews and recommendations with respect to human resource policies.

The Compensation Committee also makes recommendations to the Board regarding all elements of compensation paid to our outside directors, including annual retainers, meeting fees, restricted stock awards, and stock option grants, although all elements of Board compensation are ultimately the responsibility of the full Board. See "Board of Directors—Director Compensation for 2011" below.

Governance & Nominating Committee. The Governance & Nominating Committee (the "Governance Committee") operates under a formal written charter adopted by the Board. The charter is available at our website at www.wcb.com under the "About Us—Investor Information" tab and "Corporate Governance" subheading. The Governance Committee held 4 meetings in 2011. The Governance Committee was comprised of Mr. Ankeny (Chair), Mr. McDougall, Mr. Spence, and Dr. Wilgenbusch during 2011. The Governance Committee is now comprised of Mr. Ankeny (Chair), Mr. Dietzler, Mr. Spence and Dr. Wilgenbusch.

The Governance Committee is charged with promoting sound principles and practices of corporate governance, identifying and recommending to the Board qualified individuals to serve as board members, including with respect to vacancies that occur on the Board from time to time, and evaluating the performance of the Board and committees of the Board (including itself). The Governance Committee also must review from time to time the qualifications and independence of members of the Board and each of its committees. The Governance Committee is also required to periodically review and recommend to the Board codes of ethics applicable to directors, officers and employees consistent with sound business practices and applicable laws and regulations and to monitor compliance with these codes and certain other initiatives.

Other specific duties and responsibilities of the Governance Committee include: regular monitoring and review of the appropriateness of the Company's corporate governance principles and practices; recommending to the Board specific criteria for determining independence of outside directors consistent with Nasdaq listing standards; recommending to the Board such changes to the Board's committee structures and committee functions as it deems advisable; confirming that each standing committee charter is reviewed at least annually by each committee; reviewing and assessing the quality and clarity of information provided to the Board and making such recommendations to management as it deems appropriate; evaluating the effectiveness of the Board's oversight of management; assessing the Board's performance and meeting annually with Board members to discuss its performance review;

reviewing shareholder proposals and recommending appropriate action to the Board; and reviewing any proposed amendments to the Company's charter documents.

Our Board has adopted a policy that provides for consideration of director candidates recommended by security holders. For a discussion of the Governance Committee's policies and procedures regarding recommendations for director nominees, see "Information Concerning Director Nominations" below.

Risk Management Committee. The Risk Management Committee (the "Risk Committee") operates under a formal charter adopted by the Board. The Risk Committee held 4 meetings during 2011. The Risk Committee was comprised of Mr. Ankeny (Chair), Mr. McDougall, Mr. Spence, and Dr. Wilgenbusch in 2011. The Risk Committee is currently comprised of Mr. Ankeny (Chair), Mr. Dietlzer, Mr. Spence and Dr. Wilgenbusch.

The Risk Committee is charged, with among other things, providing oversight of risk management, including policies procedures and practices relating to management of credit risk, market risk, operation and compliance risk and strategic risk on an enterprise-wide basis.

Loan, Investment, & Asset/Liability Committee. The Loan, Investment, and Asset/Liability Committee (the "Loan Committee") operates under a formal written charter adopted by the Board. The Loan Committee held 12 meetings during 2011. The Loan Committee was comprised of Mr. Spence (Chair), Mr. Levinson, Mr. Oliva, and Mr. Pietrzak during 2011. Mr. Sznewajs was added to the Loan Committee in December 2011, while other committee members continued to serve.

The Loan Committee is responsible for initial review of loans in excess of management's authorized approval limits and loans involving insiders subject to Regulation O of applicable banking regulations. The Loan Committee is assigned the function of monitoring all lending policies, portfolio quality, delinquencies, collection and charge-off procedures, loan loss reserves, loan quality review guidelines, the credit review function, and approval and collateral evaluations. The Loan Committee also monitors loan concentrations, delinquency trends, composition of loans, exceptions to lending policy, and credit risk of off balance sheet items such as letters of credit and commitments to buy and sell loans or securities.

Our Chief Credit Officer provides monthly reports to the Loan Committee. In addition, the Loan Committee receives monthly reports from the Chief Financial Officer or Asset/Liability Manager on net interest revenues, spreads, margins, liquidity, interest rate risk, investment activities, prognosis of the market, strategies for investment and broker activities, and other relevant investment and other issues.

In addition to the formal board committees, certain members of the Board attend meetings with Company management, and/or the Company's independent auditors on a quarterly basis to review and discuss the Company's quarterly earnings, Form 10-Ks and 10-Qs, and related matters prior to release to the public.

Shareholder Communications with the Board

Shareholders may communicate with our Board of Directors directly. Bancorp will promptly forward all letters or other written communications addressed to the Board, a specific committee of the Board, or to an individual director. Such communications may be sent to the Company at its corporate offices. Communications will not be pre-screened.

Shareholders and others wishing to submit a report to members of the Audit Committee on an anonymous and confidential basis regarding accounting, internal control, or auditing matters, potential securities law violations, or violations of the Company's Code of Conduct and Ethical Standards or Code of Ethics for Senior Financial Officers may do so by going to www.ethicspoint.com and following the prompts or by calling 1-866-297-0224.

Non-Employee Director Compensation for 2011

The following table summarizes compensation paid to non-employee directors for services during the year ended December 31, 2011.

Name	Fees Earned or Paid in Cash ($)	Stock Awards (1) ($)	Option Awards (2) ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (3) ($)	All Other Compen-sation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Lloyd D. Ankeny	$82,600	$20,007	$0	$0	$0	$0	$102,607
Simon Glick (4)	$ 3,567	$ 0	$0	$0	$0	$0	$3,567
Sam Levinson(4)	$33,833	$20,007	$0	$0	$0	$0	$53,840
Duane C. McDougall	$63,500	$20,007	$0	$0	$0	$0	$83,507
Steven J. Oliva	$45,800	$20,007	$0	$0	$0	$0	$65,807
John T. Pietrzak	$43,400	$20,007	$0	$0	$0	$0	$63,407
Steven N. Spence	$56,000	$20,007	$0	$0	$0	$0	$76,007
Dr. Nancy A. Wilgenbusch	$59,400	$20,007	$0	$0	$0	$0	$79,407

(1) Reflects the grant date fair value of 1,193 shares of restricted stock granted to each director using the closing price of the stock on the grant date, $16.77 per share. Shares vest after one year.

(2) The following table shows the total number of stock options outstanding as of December 31, 2011, for each non-employee director:

	No. of Stock Options
Mr. Ankeny	4,690
Mr. Levinson	0
Mr. McDougall	4,090
Mr. Oliva	4,090
Mr. Pietrzak	0
Mr. Spence	2,610
Dr. Wilgenbusch	4,090

(3) Non-employee directors are entitled to participate in Bancorp's Directors' Deferred Compensation Plan (the "Directors' DCP"), under which directors may elect to defer payment of some or all of their directors fees. Earnings on contributions by each participant are dependent on the return on investments that the director selects from a list of publicly available mutual funds or Bancorp stock. See "Executive Compensation—Nonqualified Deferred Compensation for 2011" for a list of available investment options, which are the same as those available to our executives under the executives' plan. We do not make additional contributions or provide above-market or preferential earnings on fees deferred by directors under the Directors' DCP.

(4) Sam Levinson replaced Mr. Glick on the Board in February 2011.

In establishing non-employee director compensation, the Compensation Committee and the Board of Directors considered information regarding the compensation paid to directors of the peer group companies listed under the heading "Executive Compensation—Discussion and Analysis of Executive Compensation Programs" below that was provided by McLagan, an Aon Hewitt company, a compensation consultant engaged by the Compensation Committee in 2011, along with director compensation information derived from other sources. Non-employee directors serving on the Board are paid an annual retainer and additional fees for attendance at certain Board and Board committee meetings.

During 2011, the Board chair received an annual retainer of $64,000, while the Audit Committee, Compensation Committee and Loan Committee chairs received $44,000. The Governance Committee chair, who also serves as the Board chair, waived for 2011 the additional retainer of $6,000 normally received by the Governance Committee chair. All other directors received annual retainers of $32,000. Non-employee directors also received $300 for each regular board meeting attended. In addition, non-employee directors received $600 for each Board committee meeting attended (whether as a member of a committee or at the request of a committee) on the same day as a regular Board meeting. Non-employee directors also received $600 for attending meetings with the Company's independent registered public accountants to analyze, review, and discuss the Company's quarterly earnings releases and Forms 10-Q, Form 10-K, and related matters. Non-employee directors also received $200 per day (or partial day) for attendance at education programs and are reimbursed for travel expenses to attend regular board meetings and education programs. Bancorp directors who also serve on the board of West Coast Trust received $300 for each regular meeting of the West Coast Trust board that they attended. The West Coast Trust board chair received an additional $1,000 for the year.

Recent practice has been to grant restricted stock awards and/or stock options to non-employee directors on an annual basis. In 2011, the directors were granted a restricted stock award at the May 27, 2011 board meeting as reflected in the preceding table.

Proposal 2-Approval of the 2012 Omnibus Incentive Plan

We ask that our shareholders vote to approve the West Coast Bancorp 2012 Omnibus Incentive Plan (the "Plan"). The Plan was adopted by our Board of Directors on February 23, 2012, subject to such approval. The purpose of the Plan is to give us a competitive advantage in attracting, retaining and motivating officers, employees, directors and/or consultants and to provide us and our subsidiaries and affiliates with a stock plan providing incentives for future performance of services directly linked to the profitability of our business and increases in our stockholder value. If approved by shareholders at our 2012 annual meeting of shareholders, the Plan will become effective on that date (the "Effective Date"), and no new awards may be granted under our existing 2002 Stock Incentive Plan or any other prior equity compensation plan (together, the "Prior Plans").

If the Plan is approved by shareholders, it will allow awards under the Plan to qualify as tax-deductible performance-based compensation under Section 162(m) of the Internal Revenue Code (the "Code"). Section 162(m) of the Code generally places a $1 million annual limit on a company's tax deduction for compensation paid to certain senior executives, other than compensation that satisfies the applicable requirements for a performance-based compensation exception. To qualify as performance-based compensation under Section 162(m) of the Code, the compensation must (among other requirements) be subject to attainment of performance goals that have been disclosed to shareholders and approved by a majority shareholder vote. We are asking shareholders at the 2012 annual meeting of shareholders to approve the material terms of the performance goals under the Plan so that the Company may make awards that qualify as performance-based compensation under Section 162(m), and thus, would be tax deductible. For purposes of Section 162(m), the material terms of the performance goals requiring shareholder approval include the following:

- the employees eligible to receive awards under the Plan;
- the business criteria used as the basis for the performance goals; and
- the limits on the maximum amount of compensation payable to any employee in a given time period.

By approving the Plan, the shareholder will be approving, among other things, the eligibility requirements, performance goals and limits on various stock awards contained therein for purposes of Section 162(m). A summary of the Plan is set forth below. The summary is qualified in its entirety by the full text of the Plan, which is included in this Proxy Statement as Appendix A.

Summary of the Plan

General. Awards granted under the Plan may be in the form of stock options, stock appreciation rights ("SARs"), restricted stock, restricted stock units, performance units, other stock-based awards or any combination of those awards. The Plan provides that awards may be made under the Plan for ten years.

Administration. Under the terms of the Plan, the Plan will be administered by our board of directors or, if our board so elects, by our Compensation and Personnel Committee or such other committee of our board as may be designated by our board and which consists entirely of two or more "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code ("Code") and who are "non-employee directors" as defined in Rule 16b-3 under the Securities Exchange Act of 1934. Unless and until the board designates a committee to administer the Plan, the Plan will be administered by the board (which will hereinafter be referred to in this summary as the "committee").

Under the terms of the Plan, the committee can make rules and regulations and establish such procedures for the administration of the Plan as it deems appropriate. Any determination made by the committee under the Plan will be made in the sole discretion of the committee and such determinations will be final and binding on all persons.

Shares Available. The Plan provides that the aggregate number of shares of our common stock that may be subject to awards under the Plan cannot exceed 400,000 subject to adjustment in certain circumstances to prevent dilution or enlargement. No participant may be granted, in each case during any calendar year, performance-based awards intended to qualify under Section 162(m) of the Code (other than stock options and SARs) covering in excess of 200,000 shares or stock options and SARs covering in excess of 300,000 shares. The maximum number of shares that may be granted pursuant to incentive stock options is 100,000.

As described above, if the Plan is approved by our shareholders, no new awards may be granted under our Prior Plans. However, awards previously granted and outstanding under the Prior Plans will remain in full force and effect under such Prior Plans according to their respective terms, and to the extent that any such award is forfeited, terminates, expires or lapses instead of being exercised (to the extent applicable), or is settled for cash, shares of common stock of the company subject to such award which are not delivered as a result will not be available for awards under the Plan. Dividend equivalents, however, may continue to be issued under the Prior Plans in respect of awards granted under such Prior Plans which are outstanding as of the Effective Date.

Shares underlying awards granted under the Plan that expire or are forfeited or terminated without being exercised or awards that are settled for cash, as well as any shares withheld by or delivered to us to satisfy the exercise price of stock options or tax withholding obligations with respect to any award granted under the Plan, will again be available for the grant of additional awards within the limits provided by the Plan. Shares withheld by or delivered to us to satisfy the exercise price of stock options or tax withholding obligations with respect to any award granted under the Plan will nonetheless be deemed to have been issued under the Plan.

Eligibility. The Plan provides for awards to the directors, officers, employees and consultants of the company and its subsidiaries and affiliates and prospective directors, officers, employees and consultants who have accepted offers of employment or consultancy from the company or its subsidiaries or affiliates. As of the date of this proxy statement, there were approximately 265 directors, officers and employees eligible to participate in the Plan. Our current executive officers named in the Summary Compensation Table under the caption "Compensation Discussion and Analysis" herein and each of our directors are among the individuals eligible to receive awards under the Plan.

Stock Options. Subject to the terms and provisions of the Plan, stock options to purchase shares of our common stock may be granted to eligible individuals at any time and from time to time as determined by the committee. Stock options may be granted as incentive stock options, which are intended to qualify for favorable treatment to the recipient under Federal tax law, or as non-qualified stock options, which do not qualify for this favorable tax treatment. Subject to the limits provided in the Plan, the committee determines the number of stock options granted to each recipient. Each stock option grant will be evidenced by a stock option agreement that specifies the stock option exercise price, whether the stock options are intended to be incentive stock options or non-qualified stock options, the duration of the options, the number of shares to which the stock options pertain and such additional limitations, terms and conditions as the committee may determine.

The committee determines the exercise price for each stock option granted, except that the stock option exercise price may not be less than 100 percent of the fair market value of a share of our common stock on the date of grant. As of March 8, 2012, the fair market value (as that term is defined under the Plan) of a share of our common stock was $17.00. All stock options granted under the Plan will expire no later than ten years from the date of grant. The method of exercising a stock option granted under the Plan is set forth in the Plan, and we describe the Plan provisions regarding the vesting and exercisability of incentive stock options and nonqualified stock options following certain terminations of employment below under "Termination of Employment – Stock Options and SARs." Stock options are nontransferable except by will or by the laws of descent and distribution or, in the case of non-qualified stock options, as otherwise expressly permitted by the committee. The granting of a stock option does not accord the recipient the rights of a shareholder, and such rights accrue only after the exercise of a stock option and the registration of shares of our common stock in the recipient's name.

Stock Appreciation Rights. The committee in its discretion may grant SARs under the Plan. SARs may be "tandem SARs," which are granted in conjunction with a stock option, or "free-standing SARs," which are not granted in conjunction with a stock option. A SAR entitles the holder to receive from us upon exercise an amount equal to the excess, if any, of the aggregate fair market value of a specified number of shares of our common stock to which such SAR pertains over the aggregate exercise price for the underlying shares. The exercise price of a Free-Standing SAR shall not be less than 100 percent of the fair market value of a share of our common stock on the date of grant.

A tandem SAR may be granted at the grant date of the related stock option. A tandem SAR will be exercisable only at such time or times and to the extent that the related stock option is exercisable and will have the same exercise price as the related stock option. A tandem SAR will terminate or be forfeited upon the exercise or forfeiture of the related stock option, and the related stock option will terminate or be forfeited upon the exercise or forfeiture of the tandem SAR.

Each SAR will be evidenced by an award agreement that specifies the base price, the number of shares to which the SAR pertains and such additional limitations, terms and conditions as the committee may determine. The company may make payment of the amount to which the participant exercising SARs is entitled by delivering shares of our common stock, cash or a combination of stock and cash as set forth in the award agreement relating to the SARs. The method of exercising a SAR granted under the Plan is set forth in the Plan, and we describe the Plan provisions regarding the vesting and exercisability of SARs following certain terminations of employment below under "Termination of Employment – Stock Options and SARs." SARs are not transferable except by will or the laws of descent and distribution or, with respect to SARs that are not granted in "tandem" with a stock option, as expressly permitted by the committee. Each SAR will be evidenced by an award agreement that specifies the date and terms of the award and such additional limitations, terms and conditions as the committee may determine.

Restricted Stock. The Plan provides for the award of shares of our common stock that are subject to forfeiture and restrictions on transferability as set forth in the Plan and as may be otherwise determined by the committee. Except for these restrictions and any others imposed by the committee, upon the grant of restricted stock, the recipient will have rights of a stockholder with respect to the restricted stock, including the right to vote the restricted stock and to receive all dividends and other distributions paid or made with respect to the restricted stock on such terms as will be set forth in the applicable award agreement. During the restriction period set by the committee, the recipient may not sell, transfer, pledge, exchange or otherwise encumber the restricted stock. We describe the Plan provisions regarding the vesting of restricted stock units following certain terminations of employment below under "Termination of Employment – Restricted Stock and Restricted Stock Units."

Restricted Stock Units. The Plan authorizes the committee to grant restricted stock units and deferred share rights. Restricted stock units and deferred share rights are not shares of our common stock and do not entitle the recipients to the rights of a shareholder, although the award agreement may provide for rights with respect to dividend equivalents. Restricted stock units granted under the Plan may or may not be subject to performance conditions. The recipient may not sell, transfer, pledge or otherwise encumber restricted stock units granted under the Plan prior to their vesting. Restricted stock units will be settled in cash or shares of our common stock, in an amount based on the fair market value of our common stock on the settlement date. We describe the Plan provisions regarding the vesting of restricted stock following certain terminations of employment below under "Termination of Employment – Restricted Stock and Restricted Stock Units."

Performance Units. The Plan provides for the award of performance units that are valued by reference to a designated amount of cash or other property other than shares of our common stock. The payment of the value of a performance unit is conditioned upon the achievement of performance goals set by the committee in granting the performance unit and may be paid in cash, shares of our common stock, other property or a combination thereof. The maximum value of the property that may be paid to a participant pursuant to a performance unit in any calendar year is $500,000. Any terms relating to the termination of a participant's employment shall be set forth in the applicable award agreement.

Other Stock-Based Awards. The Plan also provides for the award of shares of our common stock and other awards that are valued by reference to our common stock, including unrestricted stock, dividend equivalents and convertible debentures.

Performance Goals. The plan provides that performance goals may be established by the committee in connection with the grant of any award under the Plan. In the case of an award intended to qualify for the performance-based compensation exception of Section 162(m) of the Code:

- such goals will be based on the attainment of specified levels of one or more of the following measures: stock price, earnings (including earnings before taxes, earnings before interest and taxes or earnings before interest, taxes, depreciation and amortization), earnings per share, return on equity, return on assets or operating assets, asset quality, net interest margin, loan portfolio growth, efficiency ratio, deposit portfolio growth, liquidity, market share, objective customer service measures or indices, economic value added, shareholder value added, embedded value added, combined ratio, pre- or after-tax income, net income, cash flow (before or after dividends), cash flow per share (before or after dividends), gross margin, risk-based capital, revenues, revenue growth, return on capital (including return on total capital or return on invested capital), cash flow return on investment, cost control, gross profit, operating profit, cash generation, unit volume, sales, asset quality, cost saving levels, market-spending efficiency, core non-interest income, or change in working capital, in each case with respect to the company or any one or more subsidiaries, divisions, business units or business segments of the company either in absolute terms or relative to the performance of one or more other companies (including an index covering multiple companies); and

- such performance goals will be set by the committee within the time period and other requirements prescribed by Section 162(m) of the Code and the regulations promulgated thereunder.

Change in Control. Unless provided otherwise in the applicable award agreement:

- in the event of a "change in control" of the company (as defined in the Plan), if equivalent replacement awards are substituted for awards granted and outstanding under the Plan at the time of such change in control, such replacement awards will vest and be deemed earned in full (with respect to performance goals, unless otherwise agreed in connection with the change in control, at the greater of the applicable target level and the level of achievement through the latest practicable date reasonably determinable) upon a termination of employment by the company other than for cause within twenty-four months after such change in control (*i.e.*, the awards "double-trigger" vest); and

- upon the termination of employment by the company of a participant during the twenty-four-month period following a change in control for any reason other than for cause, any stock option or SAR held by the participant as of the date of the change in control that remains outstanding as of the date of such termination of employment may thereafter be exercised until the expiration of the term of the stock option or SAR.

An award qualifies as a "replacement award" under the Plan if the following conditions are met in the sole discretion of the committee: (i) it is of the same type as the award being replaced (the "replaced award"); (ii) it has a value equal to the value of the replaced award as of the date of the change in control; (iii) if the underlying replaced award was an equity-based award, it relates to publicly traded equity securities of the company or the entity surviving the company following the change in control; (iv) it contains terms relating to vesting (including with respect to a termination of employment) that are substantially identical to those of the replaced award; and (v) its other terms and conditions are not less favorable to the participant than the terms and conditions of the replaced award (including the provisions that would apply in the event of a subsequent change in control) as of the date of the change in control.

If equivalent replacement awards are not substituted for awards granted and outstanding under the Plan at the time of such change in control, upon the occurrence of a change in control, unless otherwise provided in the applicable Award Agreement, (i) all then-outstanding awards (other than performance-based awards) will vest in full, be free of restrictions, and be deemed to be earned and payable in full, and (ii) any performance-based award will be deemed earned in full based on performance goal achievement at the greater of the applicable target level and the level of achievement as determined by the committee not later than the date of the change in control based on actual performance.

Termination of Employment – Stock Options and SARs. Unless otherwise determined by the Committee or provided otherwise in the applicable award agreement, upon a participant's termination of employment for any reason other than death, disability, retirement or cause, any stock option or SAR that was exercisable immediately before the termination of employment may be exercised for the lesser of (A) 90 days following such termination of employment and (B) expiration of the term of the stock option or SAR. Upon a participant's termination of employment by reason of the participant's death or disability, any stock option or SAR held by the participant will vest in full and be exercisable until the earlier of (A) the third anniversary of such Participant's Termination of Employment and (B) the expiration of the term of such stock option or SAR. Upon a participant's termination of employment by reason of the participant's retirement, any unvested stock option or SAR held by the participant will be terminated and any vested stock option or SAR will remain exercisable until the earlier of (A) the third anniversary of such Participant's Termination of Employment and (B) the expiration of the term of such stock option or SAR. Upon a participant's termination of employment by the company for cause, any stock option or SAR held by the participant, whether vested or unvested, will terminate. In each case, if an incentive stock option is exercised after the expiration of the post-termination exercise period that applies for purposes of Section 422 of the Code, such stock option will be treated as a nonqualified stock option.

Termination of Employment – Restricted Stock and Restricted Stock Units. Upon a participant's termination of employment by reason of the participant's death or disability, the restrictions (including any performance goals) applicable to an award of restricted stock or restricted stock units will lapse (with any applicable performance goals deemed to be earned in full based on the applicable target level), and the restricted stock and shares subject to a restricted stock unit award will fully vest and become free of all restrictions and transferable (and, in the case of restricted stock units, settled) to the full extent of the original grant. Upon a participant's termination of employment for any reason other than the participant's death or disability during the restricted period or before the applicable performance goals are satisfied, all restricted shares and shares subject to restricted stock units will be forfeited, except that the committee has discretion to waive, in whole or in part, any restrictions (other than, in the case of qualified performance-based awards, satisfaction of the applicable performance goals) with respect to any or all of the participant's restricted shares or restricted stock units.

Amendment. Our board of directors or the committee may amend, alter, or discontinue the Plan, but no amendment, alteration or discontinuation shall be made which would materially impair the rights of the participant with respect to a previously granted award without such participant's consent, except such an amendment made to comply with applicable law, including without limitation Section 409A of the Code, stock exchange rules or accounting rules. In addition, no such amendment shall be made without the approval of the company's shareholders (a) to the extent such approval is required (1) by applicable law or the listing standards of the applicable stock exchange as in effect as of the date hereof or (2) under applicable law or the listing standards of the applicable stock exchange as may be required after the date hereof, (b) to the extent such amendment would materially increase the benefits accruing to participants under the Plan, (c) materially increase the number of securities which may be issued under the Plan or (d) materially modify the requirements for participation in the Plan.

Federal Income Tax Consequences

The following is a summary of certain federal income tax consequences of awards made under the Plan based upon the laws in effect on the date hereof. The discussion is general in nature and does not take into account a number of considerations which may apply in light of the circumstances of a particular participant under the Plan. The income tax consequences under applicable state and local tax laws may not be the same as under federal income tax laws.

Non-Qualified Stock Options. A participant will not recognize taxable income at the time of grant of a non-qualified stock option, and we will not be entitled to a tax deduction at such time. A participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) upon exercise of a non-qualified stock option equal to the excess of the fair market value of the shares purchased over their exercise price, and we generally will be entitled to a corresponding deduction.

Incentive Stock Options. A participant will not recognize taxable income at the time of grant of an incentive stock option. A participant will not recognize taxable income (except for purposes of the alternative minimum tax) upon exercise of an incentive stock option. If the shares acquired by exercise of an incentive stock option are held for the longer of two years from the date the stock option was granted and one year from the date the shares were transferred, any gain or loss arising from a subsequent disposition of such shares will be taxed as long-term capital gain or loss, and we will not be entitled to any deduction. If, however, such shares are disposed of within such two- or one-year periods, then in the year of such disposition the participant will recognize compensation taxable as ordinary income equal to the excess of the lesser of the amount realized upon such disposition and the fair market value of such shares on the date of exercise over the exercise price, and we generally will be entitled to a corresponding deduction. The excess of the amount realized through the disposition date over the fair market value of the stock on the exercise date will be treated as capital gain.

SARs. A participant will not recognize taxable income at the time of grant of a SAR, and we will not be entitled to a tax deduction at such time. Upon exercise, a participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) equal to the fair market value of any shares delivered and the amount of cash paid by us, and we generally will be entitled to a corresponding deduction.

Restricted Stock. A participant will not recognize taxable income at the time of grant of shares of restricted stock, and we will not be entitled to a tax deduction at such time, unless the participant makes an election under Section 83(b) of the Code to be taxed at such time. If such election is made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time of the grant equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for such shares. If such election is not made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time the restrictions lapse in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for such shares. The company is entitled to a corresponding deduction at the time the ordinary income is recognized by the participant, except to the extent the deduction limits of Section 162(m) of the Code apply. In addition, a participant receiving dividends with respect to restricted stock for which the above-described election has not been made and prior to the time the restrictions lapse will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee), rather than dividend income. The company will be entitled to a corresponding deduction, except to the extent the deduction limits of Section 162(m) of the Code apply.

Restricted Stock Units. A participant will not recognize taxable income at the time of grant of a restricted stock unit, and we will not be entitled to a tax deduction at such time. A participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time of settlement of the award equal to the fair market value of any shares delivered and the amount of cash paid by us, and we will be entitled to a corresponding deduction, except to the extent the deduction limits of Section 162(m) of the Code apply.

Performance Units. A participant will not recognize taxable income at the time of grant of performance units, and we will not be entitled to a tax deduction at such time. A participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time of settlement of the award equal to the fair market value of any shares or property delivered and the amount of cash paid by us, and we will be entitled to a corresponding deduction, except to the extent the deduction limits of Section 162(m) of the Code apply.

Section 162(m) Limitations. As explained in above, Section 162(m) of the Code generally places a $1 million annual limit on a company's tax deduction for compensation paid to certain senior executives, other than compensation that satisfies the applicable requirements for a performance-based compensation exception. The Plan is designed so that stock options and SARs qualify for this exemption, and it also permits the committee to grant other awards designed to qualify for this exception. However, the committee reserves the right to grant awards that do not qualify for this exception, and, in some cases, the exception may cease to be available for some or all awards that otherwise so qualify. Thus, it is possible that Section 162(m) of the Code may disallow compensation deductions that would otherwise be available to the company.

The foregoing general tax discussion is intended for the information of shareholders considering how to vote with respect to this proposal and not as tax guidance to participants in the Plan. Participants are strongly urged to consult their own tax advisors regarding the federal, state, local, foreign and other tax consequences to them of participating in the Plan.

New Plan Benefits

It cannot be determined at this time what benefits or amounts, if any, will be received by or allocated to any person or group of persons under the Plan if the Plan is adopted or what benefits or amounts would have been received by or allocated to any person or group of persons for the last fiscal year if the Plan had been in effect.

Vote Required

Approval of the Plan requires the affirmative vote of a majority of the votes cast by shareholders represented and entitled to vote at the 2012 annual meeting of our shareholders.

The Board of Directors recommends that your vote FOR the approval of the West Coast Bancorp 2012 Omnibus Incentive Plan.

Proposal 3—Ratification of Selection of Independent Registered Public Accountants

The Audit Committee has selected Deloitte & Touche LLP as the Company's independent registered public accountants for the fiscal year ending December 31, 2012. Although the selection of independent auditors is not required to be submitted to a vote of the shareholders by the Company's charter documents or applicable law, the Board has decided to ask the shareholders to ratify the selection. If the shareholders do not approve the selection of Deloitte & Touche LLP, the Board will ask the Audit Committee to reconsider its recommendation.

Provided that a quorum is present, the selection of Deloitte & Touche LLP as the Company's independent auditors will be ratified if the votes cast in favor of the proposal exceed the votes cast against it at the Annual Meeting. Shares that are not represented at the meeting, shares that abstain from voting on this proposal and broker non-votes will have no effect on the outcome of the rating on this proposal.

The Board of Directors recommends that you vote FOR ratification of the selection of Deloitte & Touche LLP as our independent registered public accountants for 2012.

MATTERS RELATED TO OUR AUDITORS

Auditors for Fiscal Year Ended December 31, 2011

Deloitte & Touche LLP, our independent registered public accountants, performed audits of our consolidated financial statements for 2011 and our management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2011. A representative of Deloitte & Touche LLP will be present at the Annual Meeting and available to respond to appropriate questions. The representative will have the opportunity to make a statement at the annual meeting if he or she so desires.

Fees Paid to Independent Registered Public Accountants

The following table sets forth the aggregate fees paid to Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "Deloitte & Touche"), for the years ended December 31, 2011, and December 31, 2010:

	Year Ended December 31, 2011	*Year Ended December 31, 2010*
Description	Amount Paid	Amount Paid
Audit Fees (1)	$741,000	$821,116
Audit-Related Fees (2)	21,398	19,825
Tax Fees (3)	72,886	183,431
All Other Fees	0	0

(1) Fees for audit services consist of:

- Audit of the Company's annual financial statements;
- Reviews related to obligations under the Federal Deposit Insurance Corporation Improvement Act;
- Reviews in connection with quarterly reports filed with the SEC; and
- Other SEC-related work such as consents and other services.

(2) Fees for audit-related services consist of benefit plan audits.

(3) Fees for tax services consist of tax compliance services, including federal, state, and local tax preparation services and advice, and tax planning.

The Audit Committee has adopted pre-approval policies and procedures for pre-approving work to be performed by Deloitte & Touche. Under Bancorp's pre-approval policy, the Audit Committee must pre-approve all audit and permitted non-audit services to be performed by our independent auditors. All services performed by Deloitte & Touche during 2011 were pre-approved by the Audit Committee.

The Audit Committee has pre-approved the use of Deloitte & Touche for certain audit services and specific types of services characterized as audit-related and tax services. These categories include with respect to audit services, attestation services, services associated with SEC registration statements, and consultations with management relating to accounting disclosure of transactions or events. With respect to audit-related and tax services, these categories include due diligence and audit services relating to potential mergers and acquisitions, benefit plan audits, internal control reviews, consultations relating to disclosure treatment of transactions, tax preparation services, and tax planning and advice. For each category of services, the Audit Committee has set dollar limits on the amount of services that may be provided and has required that management or the auditor's report back to the committee from time to time to inform members of services actually provided and costs therefor. The Audit Committee has delegated to the chair of the Audit Committee the authority to consider and pre-approve any management or other request for additional services to be performed by Deloitte & Touche.

Report of Audit Committee

In discharging its responsibilities, the Audit Committee:

- Reviewed and held discussions with management and Deloitte & Touche relating to the Company's financial statements, internal control, the audit and financial reporting by Bancorp generally;

- Discussed and reviewed with Deloitte & Touche all matters the firm was required to communicate to and discuss with the Audit Committee under applicable standards, including those described in Statement on Auditing Standards No. 61, as amended; and

- Received from Deloitte & Touche the written disclosures and letter required by the Public Company Accounting Oversight Board regarding communication with the Audit Committee concerning independence and discussed with Deloitte & Touche its independence.

Based on the Audit Committee's review of the audited consolidated financial statements and the various discussions with management and the independent accountants described above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2011.

Audit Committee Members

Mr. Dietzler (Chair), Mr. Ankeny, Ms. Enden and Dr. Wilgenbusch.

OTHER BUSINESS

The Board knows of no other matters to be brought before the shareholders at the Annual Meeting. In the event other matters are presented for a vote at the Annual Meeting, the proxy holders will vote shares represented by properly executed proxies in their discretion in accordance with their judgment on such matters.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Stock Ownership Table

The following table shows beneficial ownership as of February 1, 2012, of Bancorp common stock beneficially owned by our current directors and nominees for director, the executive officers named in the summary compensation table, shareholders known to us to beneficially own more than 5 percent of our common stock, and all executive officers and directors of Bancorp as a group. No officer or director beneficially owns any shares of Series B Preferred Stock. Beneficial ownership includes shares currently owned, shares that a person has a right to vote or transfer, and any shares that a person has a right to acquire within 60 days. To our knowledge, none of the listed shares have been pledged as collateral for loans or other indebtedness. Except as noted below, each holder has sole voting and investment power with respect to listed shares. At February 1, 2012, Bancorp had 19,321,913 shares outstanding.

Name and Address	**Number of Common Shares Beneficially Owned (1)(2)(3)(4)**	**Percent of Common (5)**
5% or Greater Owners of Voting Securities		
MFP Partners, L.P. 25th Floor 667 Madison Avenue New York, NY 10065	1,707,000 (6)	8.83%
GF Financial, LLC 1271 Avenue of the Americas New York, NY 10020	1,457,000 (7)	7.54%
Franklin Mutual Advisors, LLC 101 John F. Kennedy Parkway Short Hills, NJ 07078	1,707,000 (8)	8.83%

Name	**Number of Common Shares Beneficially Owned (1)(2)(3)(4)**	**Percent of Common (5)**
Officers, Directors, and Nominees for Director		
Common Stock		
Lloyd D. Ankeny	38,750	*
David C. Bouc	5,272	*
David A. Dietzler	0	*
Henchy R. Enden	0	*
Anders Giltvedt	34,155	*
Sam Levinson	1,193	*
Xandra McKeown	15,693	*
Steven J. Oliva	49,490	*
John T. Pietrzak	2,420	*
Hadley S. Robbins	14,146	*
Steven N. Spence	12,828 (9)	*
Robert D. Sznewajs	94,806(10)	*
Dr. Nancy Wilgenbusch	9,854	*
All directors and executive officers as a group (14 persons)	287,510	1.48%

*Represents less than 1 percent of our outstanding common stock.

(1) Share amounts include shares subject to stock options currently exercisable or exercisable within 60 days after February 1, 2012, as follows: Lloyd D. Ankeny, 4,690 shares; David C. Bouc, 0 shares; David A. Dietzler, 0 shares; Anders Giltvedt, 12,031 shares; Xandra McKeown, 5,500 shares; Steven J. Oliva, 4,090 shares; Hadley Robbins, 3,811 shares; Steven N. Spence, 2,610 shares; Robert D. Sznewajs, 31,099 shares; Dr. Nancy Wilgenbusch, 4,090 shares, and by all directors and executive officers as a group, 71,983 shares.

(2) Share amounts include shares held under deferred compensation plans as to which participants have shared voting and dispositive power as follows: Lloyd D. Ankeny, 1,724 shares; Xandra McKeown, 144 shares; Steven J. Oliva, 20,900 shares; Steven N. Spence, 1,375 shares; and Dr. Nancy Wilgenbusch, 2,708 shares.

(3) Share amounts include restricted shares which, although not fully vested, possess full voting rights, as follows: Lloyd Ankeny, 1,193 shares; Anders Giltvedt, 7,646 shares; David Bouc, 4,534; Sam Levinson, 1,193; Steven Oliva, 1,193 shares; Xandra McKeown, 6,059 shares; John T. Pietrzak, 1,193 shares; Hadley Robbins, 6,059 shares; Steven N. Spence, 1,193 shares; and Robert D. Sznewajs, 21,213 shares; Dr. Nancy Wilgenbusch, 1,193 shares; and by all directors and executive officers as a group, 52,625 shares.

(4) Share amounts include the following shares held in accounts under Bancorp's 401(k) Plan: Anders Giltvedt, 1 share; Xandra McKeown, 1,420 shares; Robert D. Sznewajs, 1,484 shares; and by all directors and executive officers as a group, 13,537 shares.

(5) Calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934 (the "Exchange Act").

(6) Based on information contained in the Schedule 13G jointly filed February 4, 2010, by MFP Partners, L.P ("Partners"), MFP Investors LLC, the general partner of Partners ("Investors"), and Michael Price, managing partner of Partners ("Price"). The Schedule 13G indicates Partners, Investors, and Price share voting and dispositive power with respect to the listed shares. Partners also beneficially owns (i) 8,732 shares of Series B Preferred Stock, which is convertible into 87,820 shares of common stock following transfer to third parties in a widely dispersed offering and (ii) a Class C Warrant, which is exercisable to purchase 75,000 shares of Series B Preferred Stock, which are convertible into 750,000 shares of common stock following transfer to third parties in a widely dispersed offering. Since Partners does not have the right to acquire these shares of common stock and will not have voting or dispositive power of such shares of common stock, the underlying shares of common stock are not included in the amount reported.

(7) Based on information contained in the Schedule 13D jointly filed February 1, 2010, by GF Financial, LLC ("GFF"), Diaco Investments, L.P., 90 percent owner and manager member of GFF ("Diaco"), Signet, L.L.C., general partner of Diaco ("Signet"), and Simon Glick, managing member of Signet. The Schedule 13D indicates that GFF may be deemed to be the beneficial owner of the shares and that GFF, Diaco, Signet and Mr. Glick may be deemed to share voting and dispositive power with respect to the listed shares. GFF also directly owns: (i) 8,782 shares of Series B Preferred Stock, which is convertible into 87,820 shares of common stock following transfer to unaffiliated third parties in a widely dispersed offering and (ii) a Class C Warrant, which is exercisable for 55,000 shares of Series B Preferred Stock that would be convertible into 550,000 shares of common stock following transfer to unaffiliated third parties in a widely dispersed offering. Since GFF does not have the right to acquire these shares of common stock and will have no voting or dispositive power over such common stock, those underlying shares of common stock are not included in the amount reported.

(8) Based on information contained in the Schedule 13G/A filed February 10, 2012, by Franklin Mutual Advisers LLC ("FMA"). The Schedule 13GA indicates that FMA has sole voting and dispositive power with respect to the listed shares. FMA also has beneficial ownership of: (i) 8,782 shares of Series B Preferred Stock, which are convertible into 439,100 shares of common stock, if such shares of Series B Preferred Stock are transferred to unaffiliated third parties in a widely dispersed offering and (ii) Class C Warrants, which are exercisable for 50,000 shares of Series B Preferred Stock that would be convertible into 500,000 shares of common stock if such shares of Series B Preferred Stock are transferred to unaffiliated third parties in a widely dispersed offering. Since FMA does not have the right to acquire such common stock and will have no voting or investment power over such common stock, those underlying shares are not included in the amount reported.

(9) Share amounts include 1,054 shares owned by Mr. Spence's spouse. Mr. Spence disclaims any beneficial ownership of these shares.

(10) Share amounts include 54 shares owned by Mr. Sznewajs' spouse. Mr. Sznewajs disclaims any beneficial ownership of these shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended ("Section 16(a)"), requires that all of our executive officers and directors and all persons who beneficially own more than 10 percent of our common stock ("reporting persons") file reports with the SEC with respect to beneficial ownership of Bancorp common stock. We have adopted procedures to assist our directors and executive officers in complying with the Section 16(a) filing requirements.

We believe that all executive officers and directors, except for Steven J. Oliva, made all filings required by Section 16(a) on a timely basis during 2011, based solely upon our review of the copies of filings that we received with respect to the year ended December 31, 2011, and written representations from reporting persons. Mr. Oliva acquired shares of the Company's common stock in December 2011 though the Company's deferred compensation plan. In January 2012 the Company learned of this purchase and a Form 4 indicating that the plan acquired 218.999 shares of the Company's stock on behalf of Mr. Oliva, was filed January 10, 2012.

MANAGEMENT

Information with respect to our executive management team, other than Mr. Sznewajs, appears below. Information relating to Mr. Sznewajs, who is also a director, can be found under "Proposal 1—Election of Directors." Each of the executive officers listed below serves in the position listed at both Bancorp and the Bank.

David C. Bouc, 56	Mr. Bouc joined the Company in July 2010 and has served as Executive Vice President and Secretary since September, 2010 and General Counsel since February, 2011. From 2009 though his employment with the Company he served as a regulatory consultant. Prior to that, he was employed by HSBC Finance Corporation, most recently as Deputy General Counsel, for more than 20 years where his practice focused on corporate and financial institutions matters, and litigation.
James D. Bygland, 50	Mr. Bygland has served as Executive Vice President and Chief Information Officer for more than five years.
Anders Giltvedt, 52	Mr. Giltvedt has served as Executive Vice President and Chief Financial Officer for more than five years.
Kevin McClung, 42	Mr. McClung has served as Controller and Principal Accounting Officer for more than five years and is presently a Senior Vice President.
Xandra McKeown, 53	Ms. McKeown has served as Executive Vice President and Manager of the Commercial Banking Group for more than five years.
Hadley S. Robbins, 54	Mr. Robbins has served as Executive Vice President and Chief Credit Officer since April 2007. Mr. Robbins previously served as a regional business banking manager and in other positions at Wells Fargo & Company, from October 2003 until joining Bancorp.
Cynthia J. Sparacio, 59	Ms. Sparacio has served as Executive Vice President and Director of Human Resources for more than five years.

EXECUTIVE COMPENSATION

Compensation Discussion & Analysis

As part of our discussion of executive compensation in this proxy statement, we provide summaries of and derive examples from various plans and agreements, such as employment agreements, change in control agreements, equity incentive plans, and supplemental executive retirement agreements, that are complicated legal documents. For additional information regarding these legal documents, we refer you to the complete documents as they have been incorporated into our Annual Report on Form 10-K for the year ended December 31, 2011. Our annual report has been filed with the SEC and is available on its website at www.sec.gov. The Exhibit Index in our annual report directs you to where each of the exhibits incorporated into our annual report, including all compensatory agreements with our named executive officers, can be found. All of these documents can be obtained on the SEC website. All summaries or examples derived from these documents that are included in this proxy statement are qualified in their entirety by reference to the actual legal documents.

Company Performance. Our corporate goals in recent years have been to return the Company to profitability on a consistent basis at levels equal to our peers, reduce the level of non-performing loans, maintain a stable net interest margin, increase our levels of capital, control operating expenses consistent with levels of operating income, maintain a high degree of customer satisfaction, and retain and reward our employees.

During 2011 the Company has returned to a consistent level of profitability by reporting an ROA of 1.37 percent. The Company also continued to significantly reduce the level of non-performing loans, reducing such loans by an additional 29 percent to $71 million at December 31, 2011, or less than 3 percent of total assets. Through a variety of actions, the Company achieved a stable net interest margin in 2011. Significant actions were taken in 2011 to reduce total non-interest expenses including the closure of branches and reductions in personnel. In addition, West Coast Bank was recognized by a national research company as one of the three highest ranked banks in customer satisfaction in the Pacific Northwest.

Summary of Key Compensation Decisions.

- Chief Executive Officer Compensation: Mr. Sznewajs's salary was increased to $420,000 on January 1, 2011. His base salary was not adjusted on January 1, 2009 or 2010 due to the Company's financial performance. Mr. Sznewajs was awarded a cash bonus equal to $105,000, representing 25 percent of salary or half of his target bonus in 2011. Prior to this, Mr. Sznewajs has not received a bonus since a bonus paid in 2007 for 2006 performance. On February 1, 2012, Mr. Sznewajs salary was increased to $450,000. Mr. Sznewajs did not receive any stock grants in 2011.

- Other Named Executive Officer Compensation: Mr. Giltvedt's, Mr. Robbins' and Ms. McKeown's salaries were increased to $206,000 on January 1, 2011. Mr. Bouc's salary increased to $185,000. Each officer received a cash bonus representing half of their target bonus for 2011 performance. Mr. Giltvedt, Mr. Robbins and Ms. McKeown were also paid cash retention awards that were granted in 2010 and vested based on continued employment. Ms. McKeown and Messrs. Giltvedt, Robbins and Bouc also received restricted stock grants in 2011. On February 1, 2012, all four officers received salary increases bringing salary to $235,000 for Mr. Giltvedt, $216,000 for Ms. McKeown and Mr. Robbins, and $195,000 for Mr. Bouc.

Say-on-Pay. At the 2011 Annual Meeting of Shareholders 85.72 percent of the votes cast on the advisory vote on executive compensation approved the compensation of the Company's named executive officers. The vote results demonstrate support for our current executive compensation program.

Further, at the 2011 Annual Meeting the Company presented a proposal on how frequently the Company should hold an advisory vote on the compensation of executive officers. Of the votes cast on this proposal 56.57 percent of the votes were in favor of a three-year frequency. Accordingly, shareholders are not being asked to vote, on an advisory, or non-binding, basis to approve or disapprove the compensation of the named executive officers at the 2012 Annual Meeting of Shareholders.

Objectives and Basis for Compensation. The objectives of our compensation program for named executive officers are to attract, retain, motivate and reward highly qualified executives. As a general practice, the Compensation Committee targets total compensation of each named executive at the 50th to 65th percentile of the total compensation of executives holding similar positions at similarly situated bank holding companies, as modified upward or downward by the following factors:

- length of time in the position,
- scope of job responsibilities,
- current and long term job performance and potential for advancement,
- competitive market conditions for individuals holding similar positions, and
- the annual and longer term performance of our company.

Total executive compensation may also be affected by decisions to pay higher levels of compensation in order to attract superior executive talent in critical functions or to provide additional compensation outside of the normal annual review cycle to address retention issues.

To assist the Compensation Committee in achieving the objectives of our compensation programs for executive officers, the committee has on a periodic basis retained the services of a consultant to conduct surveys and provide reports, updates and related advice to the committee regarding compensation paid to executive officers at similarly situated bank holding companies that hold positions similar to those of our named executive officers. In 2011, the committee retained McLagan, an Aon Hewitt company, (the "Consultant") to provide such services. The Consultant provided the Compensation Committee with a report regarding executive compensation based on information derived from a banking and financial industry compensation survey and a customized survey of a peer group ("the peer group") composed of the bank holding companies listed under the subsection "Bank Holding Company Peer Group" below.

The Compensation Committee periodically compares the total annual compensation of each named executive to the total annual compensation of executives holding comparable positions at similarly situated bank holding companies. For the purpose of such comparisons, the committee considers base salary, annual bonus, and the value of stock options and restricted stock grants. The committee focuses primarily on total annual compensation rather than the various individual elements of compensation because total annual compensation is generally most important to executives. Further, focusing on total annual compensation allows us more flexibility to provide forms of compensation that are tailored to meet our goals and the particular executive's needs and wishes, either at the time of hire or later in the employment relationship. The Compensation Committee does not focus on supplemental executive retirement plans, life insurance, change in control agreements, and other compensation elements in its comparisons because it does not believe such comparisons are particularly meaningful, it is difficult to assign a value to certain elements, and it is not believed to be industry practice to do so.

According to information provided by our Consultant, the 2011 total direct compensation of each of our named executive officers is at the following percentile of the peer group: Mr. Sznewajs: 43rd percentile; Mr. Giltvedt: 49th percentile; Ms. McKeown: 44th percentile; Mr. Robbins:

65th percentile. Mr. Bouc's compensation was compared to survey data; his total cash compensation is 13 percent below the market median.

Based on our review of the compensation arrangements discussed below, and our assessments of individual and corporate performance, we believe our executive compensation levels and the design of our executive compensation programs are effective.

Goals. The compensation program and its various elements are designed to reward a combination of individual, department and/or corporate performance. How the various elements of the compensation program are designed to reward such performance is explained more fully below.

Elements of Compensation. The primary elements of our compensation program for named executive officers are base salary, annual bonus, stock options and restricted stock. In addition, although not a normal part of our compensation program, in May 2010, we made certain retention awards to executive officers other than our CEO. We also provide executives certain life insurance, change in control and supplemental retirement benefits, and we offer executive officers an opportunity to participate in non-qualified deferred compensation plans. We have an employment contract with our President & CEO. In addition, named executive officers are eligible to receive other benefits that are generally available to all employees on a non-discriminatory basis, such as participation in and matching contributions under our 401(k) plan, vacations, and medical, dental, life, disability, and long term care insurance.

Base Salaries. Effective January 1, 2011, base salaries for Messrs. Sznewajs, Giltvedt, Robbins, and Bouc and Ms. McKeown were increased as follows:

Name	2011 Base Salary(1)	% Increase from 2010	Basis for Increase
Robert D. Sznewajs	$420,000	17%	To move his base salary closer to the 50th percentile of the peer group, to reward him for his contribution to the improved performance of the Company, and to off-set, in part, his forfeiture of any future stock awards pursuant to the terms of his Employment Agreement.
Anders Giltvedt	$206,000	3%	To reward him for his contributions to the improved performance of the Company and for progress in achieving his performance goals.
Hadley S. Robbins	$206,000	3%	To reward him for his contributions to the improved performance of the Company and for progress in achieving his performance goals.
Xandra McKeown	$206,000	3%	To reward her for her contributions to the improved performance of the Company and for progress in achieving her performance goals.
David C. Bouc	$185,000	6%	To reward him for his contributions to the improved performance of the Company and for progress in achieving his performance goals.

(1) The 2011 Base Salary does not include the amount of the retention award that Anders Giltvedt, Hadley S. Robbins and Xandra McKeown received in 2011.

These base salaries for 2011 represent an increase for the CEO of $60,000 and for other executive officers continuing in office of $6,000 from 2010 levels, was awarded for the reasons described above. For 2011, base salaries were at the following percentiles of the peer group: Mr. Sznewajs 39th percentile, Mr. Giltvedt 23rd percentile, Ms. McKeown 40th percentile, Mr. Robbins 44th percentile, and Mr. Bouc 3 percent below the median of survey data

Base salaries for the named executive officers for 2012 were again increased due to the Company's continued improved performance in 2011 as described under the subheading "Company Performance" above.

Annual Bonuses. In light of lower than expected corporate performance, annual bonuses were not paid to Mr. Sznewajs or the other named executive officers for 2010 or 2009. As a result of the Company's dramatic improvement in performance in 2011, annual bonuses were paid to all named executive officers for 2011 achievements.

Annual bonuses allow named executives to earn additional annual cash compensation if performance goals and certain objective and subjective criteria are satisfied. The bonus paid each named executive officer is a function of the executive's bonus opportunity, the achievement of individual, department and/or corporate performance goals, and the Compensation Committee's discretion.

The bonus opportunity of each named executive is a percentage of his or her base salary and, except in the case of our CEO, is proposed by the President and CEO and reviewed and approved annually by the Compensation Committee. For example, an executive with a base salary of $200,000 and a bonus opportunity of 50 percent has an opportunity to earn a bonus of $100,000, subject to achievement of individual, department and Company performance goals and to the discretion of the Compensation Committee. The bonus paid may be more or less than the amount of the bonus opportunity. This structure gives the Compensation Committee latitude to weigh factors it considers important when considering executive bonuses, including subjective factors.

The bonus opportunity and the percentage of that opportunity that is allocated between individual, department and corporate goals for each named executive is as follows:

		Percent of Bonus Opportunity Allocated to Achievement of		**2011 Award**	
	Bonus Opportunity % of Salary	**Individual and Department Goals**	**Corporate Goals**	**Bonus $**	**Bonus % of Salary**
Robert D. Sznewajs	50% (1)	0%	100%	$105,000	25%
Anders Giltvedt	60%	25%	75%	$61,800	30%
Xandra McKeown	50%	50%	50%	$51,500	25%
Hadley S. Robbins	50%	50%	50%	$51,500	25%
David C. Bouc	50%	50%	50%	$46,250	25%

(1) Under the employment agreement with Mr. Sznewajs effective on January 1, 2011.

The individual and department performance goals for each of our named executives were as follows:

Officer	Performance Goal Areas
Robert D. Sznewajs	Leadership relating to the Company's future strategic planning, setting of short and long term goals for profitability, interaction with the Board and regulatory agencies, achieve the annual budget and long term financial plan, and attract and retain an effective management team, including succession planning.
Anders Giltvedt	Financial reporting, corporate risk management, compliance and audit, asset/liability and capital management, corporate projects and quality of reporting to our Board and its Audit Committee and Loan Committee.
Xandra McKeown	Origination and sale of certain commercial, industrial and real estate loans, deposit gathering and related products, cross-sales, reduction in non-performing assets, and customer retention and satisfaction.
Hadley S. Robbins	Credit quality, loan losses, reduction in non-performing assets, enhancing credit administration practices, and quality of reporting to our Board and its Loan Committee.
David C. Bouc	Legal services, risk management and compliance, and general support to the Board.

In 2011, the Company's achievements included a Return on Assets ("ROA") of 1.37 percent, net income of $33.8 million, improved capital ratios, a $29 million decrease in non-performing assets to 2.9 percent of total assets such that the allowance for credit losses as a percentage of non-performing assets reached 89 percent at December 31, 2011. Net income in 2011 of $33.8 million represented an increase of $30.6 million from 2010, a substantial year over year increase. Total risk-based capital ratio increased to 20.62 percent at the end of 2011, from 18.74 percent from the same period a year ago, and the leverage ratio increased to 14.61 percent at year end 2011, from 13.02 percent for the same period a year ago. The results relating to earnings and capital ratios were very favorable to the Company's peer group as shown in the Bank Holding Company Peer Group table below. As reflected in that table, performance for the Company in 2011 ranked in the 61st percentile with respect to Return on Average Assets, the 65 percent percentile with respect to Return on Tangible Equity and the 69th percentile with respect to the Tangible Equity Ratio.

As a result the Company's 2011 performance all executive officers were awarded bonus's equal to half of their targeted amounts. This was determined by the Compensation Committee after evaluating the overall performance of the Company relative to peers, individual and corporate performance relative to goals and the need to retain talented executives.

With respect to Mr. Sznewajs, it should be noted in accordance with his most recent employment agreement, effective January 1, 2011, and discussed under the subheading within this section "Employment Contract with the CEO" below, he is not entitled to any additional equity grants during the term of the Employment Agreement. Accordingly, Mr. Sznewajs received no equity grants in 2011 and will not receive any in 2012 and 2013. As part of the negotiation of the new employment agreement, the Company agreed to certain changes to Mr. Sznewajs SERP agreement, as described under the subheading within this section "Supplemental Executive Retirement Plans" below. The Compensation Committee believes that given Mr. Sznewajs's substantial stock holdings, his interests are closely aligned with those of shareholders and future incentive compensation would generally be awarded as part of his annual performance evaluation rather than through any additional equity grants. Since Mr. Sznewajs will not be receiving any equity grants during the term of his Employment Agreement, there will no dilutive impact on the new shares being requested under the 2012 Omnibus Incentive Plan.

Restricted Stock and Stock Options. Restricted stock and stock options provide the Compensation Committee with important tools to attract, retain, motivate and reward named executive officers and to further align the interests of management with those of our shareholders. Restricted stock and stock option awards are designed to strengthen the mutuality of interests between Bancorp's shareholders and named executive officers by providing a portion of annual compensation in a form that gives the executive a proprietary interest in pursuing the long-term growth, profitability, and financial success of Bancorp. Stock option grants provide an additional incentive for named executive officers to build shareholder value since recipients only receive value from the grants if the price of our stock appreciates. The Company has only issued restricted stock awards to its executive officers during the past two years.

In 2011, restricted stock was granted to Mr. Giltvedt, Ms. McKeown, Mr. Robbins and Mr. Bouc that vests 25 percent each year for four years. The vesting period helps retain named executive officers and is generally consistent with industry practice. We chose to grant restricted stock to encourage long-term shareholder value vs. motivation on stock price increases only.

The number of shares granted to each named executive was determined based on individual performance, the executive's potential, and a formula that takes into account the total number of shares being granted to all employees (as determined by total dollars available for all such grants), the executive's salary, and a multiplier based on the executive's job grade.

2010 Retention Awards. In May 2010, in consideration of the challenges confronting the Company, retention awards were granted to retain key employees to reward them for their efforts in raising capital, reducing non-performing assets, controlling operating expenses and retaining customers and employees during 2010. To earn the full award, each employee must stay with the Company through May 1, 2012.

Name	Paid May 1, 2011	Payable May 1, 2012
Anders Giltvedt	$60,000	$60,000
Hadley S. Robbins	$50,000	$50,000
Xandra McKeown	$50,000	$50,000

Mr. Sznewajs did not receive a retention award in 2010 and Mr. Bouc was not employed by the Company in May 2010.

Supplemental Executive Retirement Plans. The Compensation Committee approved entry into supplemental executive retirement agreements ("SERPs") with Mr. Sznewajs (restated January 2011), Mr. Giltvedt and Ms. McKeown in 2003, and with Mr. Robbins in 2007. The Company has not entered into a SERP with Mr. Bouc. In connection with the restatement of Mr. Sznewajs's SERP in January 2011, the Company increased the percentage of annual base salary upon which Mr. Sznewajs's SERP benefit is based to 45 percent, effective on January 1, 2011 and as part of the negotiation of his new employment contract. The SERPs were implemented to help retain key executives and remain competitive with others in our peer group.

The SERPs, as amended in 2005 and again in 2009, tie the benefit provided to a percentage of final base salary. All named executives have elected to receive their SERP benefits in a lump sum payment rather than in a fiscal payment over 15 years, except that Mr. Giltvedt has elected a lump sum only in the event of benefits triggered by death. Each SERP includes non-compete and non-solicitation provisions. For more detailed discussion of the SERPs, see the discussion in this section below under the subheading "Pension Benefits for 2011."

Life Insurance. In 2003, we purchased bank-owned life insurance for Mr. Sznewajs, Mr. Giltvedt and Ms. McKeown and others to help recover the costs of projected employee benefits, provide key executives with another element of a comprehensive and competitive compensation package, reward those persons for past and future services, and encourage them to continue employment with us. In 2007, we purchased a term life insurance policy for Mr. Robbins. A policy has not been purchased for Mr. Bouc. Life insurance benefits under the policies are $300,000 for Mr. Sznewajs and $200,000 for each of Ms. McKeown and Messrs. Giltvedt and Robbins. Additional life insurance coverage is provided under policies available to all employees.

Change in Control Agreements. The Compensation Committee approved entry into change in control agreements ("CIC's") for Mr. Sznewajs, Mr. Giltvedt and Ms. McKeown in 2003, Mr. Robbins in 2007 and Mr. Bouc in 2012. The CICs were implemented to help us retain the executives (particularly after a change in control has been proposed) and remain competitive with others in our peer group and in our market.

Benefits under the CICs are payable to each named executive officer upon the occurrence of events described in the CICs. Those events require both a change in control (as defined in the CIC and, except in limited circumstances, requires the acquisition of more than 30 percent of the Company's outstanding shares of common stock) and a termination of the employment of the named executive officer (i.e., a double trigger). CICs provided by some other companies provide executives with benefits solely upon the occurrence of a change in control (i.e., a single trigger). We believe our approach is more reasonable and reflective of our intent to compensate the executive in the event of a termination of employment.

For a more detailed discussion of the terms and conditions of the CICs, see the discussion in this section below under the subheading "Potential Payments Upon Termination or Change in Control."

Deferred Compensation Plan. We maintain an executive officers' deferred compensation plan which permits each named executive officer and others to defer all or part of his or her base salary, annual incentive bonuses, and commissions under the plan on a tax-deferred basis. We do not make contributions to the plan or pay or guarantee earnings to participants.

An amount equal to participant deferrals is placed in a "rabbi" trust that is subject to the claims of our creditors. Plan participants have a number of investment options, including Bancorp stock. The return on contributions enjoyed by each participant depends on the return on the investments which the participant selects. Participants are fully vested in their plan benefits at all times. For more detailed discussion of the deferred compensation plan, see the discussion below under the subheading "Nonqualified Deferred Compensation for 2011."

Employment Contract with the CEO. We entered into an employment agreement with Mr. Sznewajs that became effective on January 1, 2011 (the "2011 Employment Agreement") and continues for a three-year term that ends December 31, 2013. This agreement became effective immediately following the end of the term of our previous three-year agreement with Mr. Sznewajs, which expired on December 31, 2010. Both agreements are consistent with the objectives of our compensation program to attract, retain, motivate and reward highly qualified executives. For more detailed discussion of the terms and conditions of the 2011 Employment Agreement, see the tables and related discussion below under the subheading "Potential Payments Upon Termination or Change in Control."

Under Mr. Sznewajs's employment agreement, which expires December 31, 2013, Mr. Sznewajs is entitled to receive an annual base salary of $420,000, subject to upward adjustment only based on reviews to occur annually and an annual cash bonus opportunity of 50 percent of his annual base salary. Mr. Sznewajs's annual base salary was increased to $450,000 effective as of February 1, 2012. Mr. Sznewajs will not receive any stock option or restricted stock awards during the term of his employment agreement. Mr. Sznewajs is also entitled to participate in all pension, welfare and insurance benefit plans or programs, and such fringe benefits as are available to other senior executives.

Role of Executive Officers. The base salaries, bonus payments, and restricted shares granted to Mr. Giltvedt, Ms. McKeown, Mr. Robbins, and Mr. Bouc were recommended to the Compensation Committee by our CEO and Executive Vice President of Human Resources and approved by the committee. The recommendations were reviewed with the Compensation Committee chair in advance of deliberations and action by the committee as a whole. Our CEO and Executive Vice President of Human Resources were present during the Compensation Committee's deliberations and approval process. The base salary, bonus payment, and restricted shares granted to Mr. Sznewajs were approved by the Compensation Committee in executive session.

Compensation Recovery and Forfeiture Policies. We maintain the following provisions regarding the recovery, adjustment and forfeiture of compensation paid or due to named executive officers:

Forfeiture of Equity Awards. The 2002 Plan provides that, in the event the employment of any holder of an option is terminated for cause, stock options of such holder, whether vested or unvested, will terminate. Termination "for cause" is defined as either conviction for committing a felony or willful and deliberate failure to perform job duties. Restricted stock that has not yet vested will also be forfeited upon any "for cause" termination. These provisions serve to protect our intellectual and human capital and help ensure that our executives act in the best interest of our company and its stockholders.

Forfeiture and Recoupment Benefits. Each SERP applicable to our named executive officers provides that the executive will forfeit any benefits upon any termination of employment "for cause." An explanation of what constitutes "for cause" may be found in the discussion in this section below under the subheading "Potential Payments Upon Termination or Change in Control." Each agreement also provides that, if the non-competition or non-solicitation provisions of the agreement are violated, any payments made after the date of breach must be repaid and any remaining unpaid benefits will be forfeited.

Recoupment of Annual Bonuses and Stock Gains. The Sarbanes-Oxley Act of 2002 provides that if a company is required to restate its financials due to material non-compliance with reporting requirements, the chief executive officer and chief financial officer must reimburse the company for (1) any bonus or other incentive- or equity-based compensation received during the 12 months following the first public release of later-restated financials, and (2) any profits from the sale of securities during those 12 months.

Stock Ownership Policy Guidelines. We established the following policy and recommended guidelines regarding minimum ownership of Bancorp stock by our named executive officers:

Position:	Number of Shares:
Chief Executive Officer	18,000
Chief Financial Officer	7,700
Chief Credit Officer	4,500
Business Banking Manager	4,500
General Counsel	4,500

Named executive officers are expected to achieve the indicated share ownership within three to five years of becoming an executive. Shares subject to stock options, whether vested or unvested, are considered owned for purposes of our stock ownership policy. The policy became applicable to the General Counsel in January 2012. During 2011 all named officers were in compliance with the policy.

Accounting and Tax Treatments. Provisions of the Internal Revenue Code limit the deductibility of compensation in excess of $1 million, unless the compensation is "performance-based compensation" or qualifies under certain other exceptions. The Compensation Committee strives to qualify executive compensation for deductibility to the extent consistent with the best interests of our company, but deductibility is not the sole factor used by the committee in ascertaining appropriate levels or modes of compensation.

Bank Holding Company Peer Group. The Consultant's 2011 report provided compensation-related information regarding the bank holding companies listed below (the "peer group"). Data is as of or for the period ending September 30, 2011.

	Company Name	Ticker	City	State	Total Assets MRQ ($000)	ROAA LTM (%)	ROAE LTM (%)	Tangible Equity Ratio LTM (%)
1	Glacier Bancorp Inc.	GBCI	Kalispell	MT	7,042,689	0.19	1.48	10.63
2	Western Alliance Bancorp	WAL	Phoenix	AZ	6,545,890	0.21	2.17	9.15
3	CVB Financial Corp.	CVBF	Ontario	CA	6,529,907	1.07	10.42	9.87
4	PacWest Bancorp	PACW	Los Angeles	CA	5,493,891	0.53	5.82	8.85
5	Westamerica Bancorp.	WABC	San Rafael	CA	4,966,499	1.81	16.56	8.35
6	Columbia Banking System Inc.	COLB	Tacoma	WA	4,755,832	1.04	6.39	13.22
7	Banner Corp.	BANR	Walla Walla	WA	4,291,764	-0.28	-2.38	12.01
8	Nara Bancorp Inc.	NARA	Los Angeles	CA	3,016,127	0.98	7.87	12.64
9	Wilshire Bancorp Inc.	WIBC	Los Angeles	CA	2,680,718	-2.66	-29.97	10.99
10	TriCo Bancshares	TCBK	Chico	CA	2,488,467	0.69	7.38	7.85
11	CoBiz Financial Inc.	COBZ	Denver	CO	2,416,052	-0.03	-0.36	8.12
12	First California Financial Grp	FCAL	Westlake Village	CA	1,804,901	1.25	10.35	8.40
13	Guaranty Bancorp	GBNK	Denver	CO	1,692,368	-0.93	-10.04	9.42
14	Bank of Marin Bancorp	BMRC	Novato	CA	1,362,717	1.24	12.76	9.71
15	Sierra Bancorp	BSRR	Porterville	CA	1,351,242	0.59	4.85	12.10
16	Heritage Commerce Corp	HTBK	San Jose	CA	1,252,700	0.80	5.48	15.55
17	Pacific Continental Corp.	PCBK	Eugene	OR	1,251,571	0.61	4.22	12.92
18	Pacific Mercantile Bancorp	PMBC	Costa Mesa	CA	1,007,435	0.17	2.66	7.76
	Average				**3,330,598**	**0.40**	**3.09**	**10.42**
	25th Percentile				**1,445,130**	**0.18**	**1.65**	**8.52**
	50th Percentile				**2,584,593**	**0.60**	**5.16**	**9.79**
	75th Percentile				**4,913,832**	**1.03**	**7.75**	**12.07**
	West Coast Bancorp	WCBO	Lake Oswego	OR	2,521,247	0.73	6.38	11.77
	Percent Rank				**48%**	**61%**	**65%**	**69%**

The Consultant's 2011 report included information regarding base salary, bonus, value of awarded stock options, value of restricted stock awards, and certain other compensation derived from various sources, including the proxy statements, of members of the peer group. The peer group used in the Consultant's 2011 report was jointly selected by the Compensation Committee, management and the Consultant.

Risk Review of Compensation Plans. The Compensation Committee completed a review of all incentive plans (defined broadly as cash plans, equity plans, employment agreements and executive benefits plans) in place during fiscal year 2011. The assessment of the incentive plans was performed by key members of the Company's human resources team in coordination with the Consultant, and included a rigorous review of each plan's design and operation. The assessment followed the parameters of the FDIC's Guidance on Sound Incentive Compensation Policies finalized in 2010 that apply to all banking organizations. The findings were reviewed by both senior management and the Compensation Committee.

The purpose of this review was to determine whether the risks related to the design and operation of these plans, if present, are reasonably likely to have a material adverse effect on the Company. The Company utilized a 27 factor evaluation list provided by the Consultant to evaluate its incentive plans. Major categories included compensation program administration, overall compensation structure, general incentive plan design and payout curves, performance metrics, equity compensation, and termination provisions. We believe that our compensation policies and practices do not encourage excessive risk-taking and are not reasonably likely to have a material adverse effect on the Company. Mitigating factors which support this conclusion include but are not limited to:

- Oversight of the executive incentive plan and long-term incentive plan by the Compensation Committee;
- Management oversight of key plans and programs, including approving target level payouts, setting financial and operating goals, and approving payouts;
- Vesting and stock ownership requirements which encourage a long-term perspective among participants;
- A preference for performance measures which result in payments only upon achievement of ultimate financial results;
- Centralized administration and oversight of plans and programs.

Executive Compensation Disclosures

Summary Compensation Table. The following table summarizes the various elements of compensation paid to or earned by our chief executive officer, chief financial officer and other three most highly compensated executive officers during 2009, 2010, and 2011.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards (1) ($)	Option Awards (2) ($)	Non-Equity Incentive Plan Compen-sation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (3) ($)	All Other Compensation (4) ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Robert D. Sznewajs, President and Chief Executive Officer	2011 2010 2009	$420,000 360,000 360,000	$105,000 0 0	$0 503,999 0	$0 0 19,572	$0 0 0	$355,614 6,892 27,148	$4,200 0 825	$884,814 870,891 407,545
Anders Giltvedt, EVP/Chief Financial Officer	2011 2010 2009	$206,000 200,000 200,000	$121,800 0 0	$20,594 132,216 0	$0 0 5,326	$0 0 0	$43,248 40,736 39,812	$2,060 0 320	$393,702 372,952 245,458
Xandra McKeown, EVP/Business Banking	2011 2010 2009	$206,000 200,000 200,000	$101,500 0	$20,594 100,000 0	$0 0 4,509	$0 0 0	$46,959 44,230 43,321	$2,060 0 217	$377,113 344,230 248,047
Hadley S. Robbins, EVP/Chief Credit Officer	2011 2010 2009	$206,000 200,000 200,000	$101,500 0 0	$20,594 100,000 0	$0 0 4,509	$0 0 0	$57,945 54,578 53,229	$2,060 0 203	$388,099 354,578 257,941
David C. Bouc, EVP/General Counsel	2011 2010	$185,000 79,622	$46,250 0	$18,497 61,999	$0 0	$0 0	$0 0	$1,850 15,000	$251,597 156,621

(1) The dollar amounts in column (e) reflect the grant date fair value using the closing price of the stock on the grant date. Additional details regarding restricted stock awards under the 2002 Plan are described in the tables below under the headings "Grants of Plan-Based Awards for 2011" and "Outstanding Equity Awards at Fiscal Year-End 2011."

(2) The dollar amounts in column (f) reflect grant date fair value estimated on the grant date using the Black-Sholes option pricing model in accordance with FASB ASC Topic 718. Additional details regarding stock options granted under the 2002 Plan are described in the tables below under the headings "Grants of Plan-Based Awards for 2010" and "Outstanding Equity Awards at Fiscal Year-End 2011."

(3) The dollar amounts in column (h) reflect increases in the actuarial present value of each executive's SERP using assumptions consistent with those used in our financial statements, as discussed in the table and related discussion under the subheading "Pension Benefits for 2011" below.

(4) The dollar amounts in column (i) reflect 401(k) Plan matching contributions, dividends on restricted stock paid in 2009, and, with respect to Mr. Bouc, a sign-on bonus in 2010. Mr. Bouc's employment commenced on July 19, 2010. No matching contributions were made with respect to 2009 and 2010 under the 401(k) Plan. A 1 percent of base salary nonelective employer contribution was made with respect to 2011 under the 401(k) Plan.

Grants of Plan-Based Awards for 2011. The following table sets forth certain information concerning individual grants of equity and non-equity awards to the named executive officers during the year ended December 31, 2011. No previously issued stock options were repriced or otherwise modified in 2011.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards						
Name	Grant Date	Thresh-old ($)	Target ($)	Maxi-mum ($)	Thresh-old (#)	Target (#)	Maxi-mum (#)	All Other Stock Awards: Number of Shares of Stock or Units (1) (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards (2)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Robert D. Sznewajs		--	--	--	--	--	--	0	0	$0	$0
Anders Giltvedt	5/28/2011	--	--	--	--	--	--	1,228	0	$0	$20,594
Xandra McKeown	5/28/2011	--	--	--	--	--	--	1,228	0	$0	$20,594
Hadley S. Robbins	5/28/2011	--	--	--	--	--	--	1,228	0	$0	$20,594
David C. Bouc	5/28/2011	--	--	--	--	--	--	1,103	0	$0	$18,497

(1) Reflects restricted stock grants in 2011 under the 2002 Plan. Shares vest 25 percent per year over a four-year vesting schedule and vest immediately in the event of retirement, death, disability, or termination of employment within 24 months of a change in control affecting our company. Shares held by employees terminated for cause terminate immediately.

(2) Reflects a grant date price of $16.77.

Outstanding Equity Awards at Fiscal Year-End 2011. The following table sets forth certain information concerning outstanding equity awards held by named executive officers at December 31, 2011.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (1) (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date (1)	Number of Shares or Units of Stock That Have Not Vested (2) (#)	Market Value of Shares or Units of Stock That Have Not Vested (3) ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (3) ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Robert D. Sznewajs	8,848			$73.35	5/21/2012	21,213	$330,923	0	$0
	1,015			81.20	4/22/2013				
	5,819			103.20	4/26/2015				
	4,229			137.50	4/25/2016				
	6,929	1,731		63.75	4/22/2018				
	5,990			11.55	4/28/2019				
Anders Giltvedt	2,720			$73.35	5/21/2012	7,646	$119,278	0	$0
	2,019			81.20	4/22/2013				
	1,759			103.20	4/20/2014				
	1,800			103.20	4/26/2015				
	700			137.50	4/25/2016				
	1,403	467		63.75	4/22/2018				
	1,630			11.55	4/28/2019				
Xandra McKeown	900			$81.20	4/22/2013	6,059	$94,520	0	$0
	890			103.20	4/20/2014				
	999			103.20	4/26/2015				
	580			137.50	4/25/2016				
	751	249		63.75	4/22/2018				
	1,380			11.55	4/28/2019				
Hadley S. Robbins	1,680			$159.60	3/27/2017	6,059	$94,520	0	$0
	751	249		63.75	4/22/2018				
	1,380			11.55	4/28/2019				
David C. Bouc	0	0		$0		4,534	$70,730	0	$0

(1) All stock options expire 10 years after the grant date. Options granted in 2008 vest and become exercisable in equal installments annually over a four-year period.

(2) Unvested awards of restricted stock vest as follows:

Year of Vesting	2012	2013	2014	2015
Mr. Sznewajs	10,907	10,306	0	0
Mr. Giltvedt	2,670	2,335	2,334	307
Ms. McKeown	2,071	1,841	1,840	307
Mr. Robbins	2,071	1,841	1,840	307
Mr. Bouc	1,420	1,420	1,419	275

(3) Based on the $15.60 closing price per share of our stock on December 31, 2011.

Option Exercises and Stock Vesting for 2011. The following table sets forth certain information concerning exercises of stock options and vesting of restricted stock by the named executive officers during the year ended December 31, 2011.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting (1) ($)
(a)	(b)	(c)	(d)	(e)
Robert D. Sznewajs	--	$ --	11,579	$207,334
Anders Giltvedt	--	$ --	2,543	$45,441
Xandra McKeown	--	$ --	1,886	$33,713
Hadley S. Robbins	--	$ --	1,970	$35,139
David C. Bouc	--	$ --	1,144	$17,824

(1) Based on the closing price per share of our stock on the date of vesting.

Pension Benefits for 2011. The following table sets forth certain information concerning Bancorp's supplemental executive retirement agreements ("SERPs") with named executive officers as of December 31, 2011.

Name	Plan Name	Number of Years Credited Service (1) (#)	Present Value of Accumulated Benefit (2) ($)	Payments During Last Fiscal Year ($)
(a)	(b)	(c)	(d)	(e)
Robert D. Sznewajs	SERP for Robert Sznewajs	10	$ 1,637,570	$0
Anders Giltvedt	SERP for Anders Giltvedt	10	$ 290,387	$0
Xandra McKeown	SERP for Xandra McKeown	10	$ 328,384	$0
Hadley S. Robbins	SERP for Hadley Robbins	4	$ 255,560	$0

(1) Mr. Sznewajs and Giltvedt and Ms. MccKeown are fully vested with respect to voluntary termination benefits under their SERPs.

(2) SERPs are individual contracts with each of our named executive officers that originally provided for specified benefit payments over a fixed 15-year term. The valuation method used to determine the present value of accumulated benefit in column (d) above and the increase in the present value of the benefit disclosed in column (h) of the Summary Compensation Table is consistent with Accounting Principles Board Opinion No. 12, as amended, and based on the actual terms of each SERP and a discount rate of six percent as specified in the SERPs. The same methods and assumptions were used to derive amounts included in our financial statements.

We entered into a SERP with Mr. Robbins in April 2007. We entered into SERPs with each of the other listed named executive officers other than Mr. Bouc in August 2003, which SERPs were amended effective July 1, 2005. Mr. Bouc does not have a SERP with the Company. All SERPs were amended in 2009 to comply with section 409A of the Internal Revenue Code and to give each named executive officer a one-time opportunity, to be exercised on or before December 31, 2008, to elect to receive some or all SERP payments in a lump sum payment upon reaching retirement or normal retirement age, as the case may be. Mr. Giltvedt elected to receive a lump sum payment in the event of his death prior to normal retirement age. The other executive officers each elected to receive lump sum payments in all payment circumstances. Mr. Sznewajs's SERP was restated effective January 2011. Each SERP is a non-qualified, unfunded plan that is designed to provide retirement benefits for the participant. Each SERP is further intended to assist in assuring each participant's continued service to our company.

Benefit amounts payable under each SERP vary based on whether (1) a participant retired at normal retirement age or terminated employment in connection with a termination event under his or her change in control agreement, or (2) terminated employment due to early voluntary termination, early involuntary termination, or disability.

All SERP benefits are equal to, or the lump sum payment is calculated based on the value of, a 15-year stream of monthly payments equal to 35 percent of the participant's final base salary, except that, in the event a participant terminates employment in connection with a termination event under his or her change in control agreement, monthly payments or lump sum amounts are based on 35 percent of base salary as of the participant's normal retirement date. Effective January 1, 2011, Mr. Sznewajs' benefit was increased to 45 percent of his annual base salary as part of the negotiation of his new employment agreement. In the event a participant terminates employment as a result of an early voluntary termination, early involuntary termination, or disability, his or her monthly payments or lump sum amounts will be based on annual benefit levels determined in accordance with a formula set forth in each participant's SERP that results in benefit amounts that increase over the participant's period of continued service, but not above the normal retirement benefit. No benefits are payable if a participant is terminated for cause (as defined in each participant's change in control agreement).

Each SERP also includes non-competition and non-solicitation provisions that provide for a loss of future benefits and forfeiture of benefits received after a breach but before discovery if an executive competes with us in the states of Oregon or Washington or solicits our customers or employees (i) in the case of Mr. Sznewajs, within 36 months of any termination which triggers change in control benefits or 24 months of any other termination; and (ii) in the case of other named executives, within 24 months of any termination which triggers change in control benefits or 12 months of any other termination.

Retirement, change in control, involuntary termination, and disability benefits of each participant are fully vested immediately. Voluntary termination benefits are presently vested as follows: Mr. Sznewajs, 100 percent; Mr. Giltvedt, 100 percent; Ms. McKeown, 100 percent; and Mr. Robbins, 40 percent. Mr. Robbins' voluntary termination benefits will continue to vest at a rate of 10 percent for each additional year of completed service. Each SERP may be amended only by mutual agreement, except that we may amend or terminate each SERP if laws or regulations change in a way that would result in benefits being taxable to the executive before receipt or in material financial penalties or other materially detrimental ramifications to our company, provided in any case vested benefits would be preserved.

Nonqualified Deferred Compensation for 2011. The following table sets forth certain information regarding the accounts of named executive officers under Bancorp's executives' deferred compensation plan.

Name	Executive Contributions in Last FY ($)	Bancorp Contributions in Last FY ($)	Aggregate Earnings in Last FY(1) ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE (2) ($)
(a)	(b)	(c)	(d)	(e)	(f)
Robert D. Sznewajs	$0	$0	$ 0	$0	$ 0
Anders Giltvedt	$0	$0	$ 1,709	$0	$ 185,548
Xandra McKeown	$0	$0	$ 5	$0	$ 12,148
Hadley S. Robbins	$0	$0	$ 0	$0	$ 0
David C. Bouc	$0	$0	$ 0	$0	$ 0

(1) No earnings in the current year are reported as compensation in the year's Summary Compensation Table.

(2) Named executive officers have deferred amounts reported as compensation in previous years' Summary Compensation Table into the executive's deferred compensation plan as follows: Mr. Giltvedt - $136,064 and Ms. McKeown - $10,783.

Our executive officers' deferred compensation plan permits each named executive officer (and other senior executives) to defer all or part of his or her base salary, annual incentive bonuses, and commissions on a tax-deferred basis. We have not and do not make contributions to the plan or pay preferential earnings or guaranty interest to participants in the plan.

Under the plan, an amount equal to deferrals under the plan is placed in a "rabbi" trust that is subject to the claims of our creditors. Participants have a number of investment options upon which to base earnings on deferred amounts, including our stock. The return on contributions enjoyed by each participant depends on the return on the investments that the participant selects.

The following table shows currently available investment choices and annualized returns earned by those choices in 2011:

Plan Investment Choice	**Performance (annual return for 2011)**
American Century Strategic Allocation: Conservative	3.2%
American Century Strategic Allocation: Moderate	0.4%
American Funds EuroPacific Growth Fund	-13.6%
American Funds Growth Fund of America	-4.9%
Baron Growth Fund	1.2%
Dodge & Cox Balanced Fund	-1.7%
Federated Government Obligations Fund	0.0%
Federated High-Income Bond Fund, Inc. A	4.7%
Federated Total Return Bond Instl	6.3%
Manager's AMG Systematic Value Fund	-7.9%
Munder Veracity Small Cap Value Y	-2.6%
West Coast Bancorp Stock	10.6%

Contributions and earnings may be withdrawn following termination of employment or upon the occurrence of a financial hardship approved by the plan administrator.

Equity Compensation Plan Information

The following table summarizes information regarding shares of Bancorp stock that may be issued upon exercise of options, warrants and rights under Bancorp's existing equity compensation plans and arrangements as of December 31, 2011. All of our plans or arrangements under which equity compensation may be awarded have been approved by shareholders. The information includes the number of shares covered by, and the weighted average exercise price of, outstanding options, warrants, and other rights and the number of shares remaining available for future grants, excluding the shares to be issued upon exercise of outstanding options, warrants, and other rights.

Plan Category	A. Number of securities to be issued upon exercise of outstanding options, warrants, and rights	B. Weighted-average exercise price of outstanding options, warrants, and rights	C. Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)
Equity compensation plans approved by shareholders (1)	257,080	$70.12	67,550
Equity compensation plans not approved by shareholders	0	N/A	0
Total	257,080	$70.12	67,550

(1) Future grants may be made only under the 2002 Plan. The number of shares shown in column C as available for future issuance includes 67,550 shares available for restricted stock grants.

Potential Payments Upon Termination or Change in Control

The following five tables set forth certain information concerning payments and other benefits that would have been payable to our named executive officers in the event of a termination of employment on December 31, 2011, under various circumstances described in the tables. The tables assume no changes in benefits or vesting are made by our Board. None of our officers other than Mr. Sznewajs is entitled to severance payments solely as a result of a termination of employment. Mr. Sznewajs may be entitled to severance under the terms of his employment agreement. All of our named executive officers have entered into a change in control agreement (a "CIC agreement") with us that provides severance benefits if his or her employment is terminated by us without cause or by the executive for good reason (which includes changes in job responsibilities) within a certain period after a change in control of our company (referred to as a "CIC" in the following tables). We have not entered into any agreements or plans that provide benefits to our named executive officers solely as a result of a change in control. Except as noted in the footnotes to the tables, all amounts are payable by Bancorp.

Robert D. Sznewajs, President and Chief Executive Officer

	Voluntary Terminations			Involuntary Terminations (Other Than Death and Disability)			Death	Disability
	For Good Reason Without CIC	For Good Reason With CIC	Any Other Voluntary Termination	Without Cause and Without CIC	Without Cause and With CIC	Any Other Involuntary Termination s		
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Cash Severance (1)	*$1,054,200*	*$1,417,000*	*$ 0*	*$1,054,200*	*$1,417,000*	*$0*	*$ 0*	*$ 0*
Restricted Stock Vesting (2)	*330,930*	*330,930*	*330,930*	*330,930*	*330,930*	*0*	*330,930*	*330,930*
Stock Option Vesting	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*
SERP Benefits (3)	*0*	*237,430*	*0*	*0*	*237,430*	*0*	*243,432*	*0*
Health Benefits (4)	*13,408*	*20,112*	*0*	*13,408*	*20,112*	*0*	*0*	*0*
Life Insurance Proceeds (5)	*0*	*0*	*0*	*0*	*0*	*0*	*300,000*	*0*
Outplacement (6)	*0*	*10,000*	*0*	*0*	*10,000*	*0*	*0*	*0*
Tax Gross-up (7)	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*
Total	*$1,398,538*	*$2,028,572*	*$330,930*	*$1,398,538*	*$2,028,572*	*$0*	*$874,362*	*$330,930*

(1) Dollar amounts in columns (a) and (d) are comprised of amounts that would be due to Mr. Sznewajs under his Employment Agreement as in effect on December 31, 2011, under which, in the event he terminates his employment with us for "good reason" or we terminate his employment without "cause," each as described in his employment agreement and summarized in the discussion that follows these tables, he is entitled to receive a lump sum payment equal to the sum of:

- The product of his base salary in effect on the date of termination multiplied by the number of days from the date of termination through December 31, 2013, divided by 365;
- Annualized bonus earned through the date termination occurs (in this case $105,000 for 2011);
- The product of the average of the bonus paid for the year before the year in which termination occurs and the annualized bonus multiplied by the number of days from January 1 of the year following the year in which termination occurred, through December 31, 2013, divided by 365; and
- His deemed matching and profit sharing contributions under our 401(k) plan.

All payments must be made within six months of termination. Mr. Sznewajs has no obligation to mitigate or offset amounts we pay him if he takes another position following termination.

Dollar amounts in columns (b) and (e) represent amounts that would be due to Mr. Sznewajs under his CIC agreement, under which, if he terminates his employment for "good reason," or if we or our successor terminate his employment other than for "cause," "disability," or death within three years of a change in control (or prior to a change of control but on or after the date a transaction is announced or should have been announced under applicable law), he is entitled to a lump sum payment equal to the sum of:

- Three times his adjusted salary and average bonus; and
- Three times his deemed matching contribution under our 401(k) plan.

Cash payments due under Mr. Sznewajs's CIC agreement must be paid the first day of the seventh month following the date of a termination event, unless applicable regulations permit earlier payments, in which case payment must be made within 30 days of the date of termination.

(2) All dollar amounts represent the value of the vesting in full of shares of restricted stock that were not vested as of December 31, 2011, calculated by multiplying the number of shares that would vest by the closing price of our stock on December 31, 2011, $15.60 per share (the "Year-End Price"). Mr. Sznewajs is entitled to vesting of all restricted stock and options with respect to various termination events described in the column headings as follows: (i) columns (a) and (d), under the terms of his employment agreement, (ii) columns (b) and (e), under the terms of his CIC agreement and the 2002 Plan, (iii) columns (c) and (f), under the terms of the 2002 Plan and related award agreements that provide for full vesting upon retirement, unless terminated for cause, and (iv) columns (g) and (h), under the terms of both the 2002 Plan and his employment agreement.

(3) Mr. Sznewajs is fully vested in his SERP benefits; accordingly, he receives no incremental benefits under his SERP upon the occurrence of any of the described events, other than death or disability.

(4) Dollar amounts in columns (a) and (d) represent total COBRA payments for 12 months that we would be obligated to pay under Mr. Sznewajs's employment agreement, provided that our obligation to make these payments terminates if he qualifies for group health coverage from a subsequent employer. Dollar amounts in columns (b) and (e) represent total COBRA payments for 18 months that we would be obligated to pay under Mr. Sznewajs's CIC agreement, except that our obligation to make these payments will not exceed the maximum period for which COBRA coverage is provided by law.

(5) The dollar amount in column (h) represents amounts that would be due to Mr. Sznewajs's heirs under our bank-owned life insurance program ($300,000) that provides a benefit to certain executives.

(6) Represents amounts available for outplacement services under his CIC agreement.

(7) If severance benefits due to Mr. Sznewajs under his CIC agreement subject him to the federal excise tax imposed on benefits that constitute excess parachute payments under the Internal Revenue Code (the "Code"), he is entitled to be reimbursed for taxes on an after-tax basis. Mr. Sznewajs's severance benefits as of December 31, 2011, would not trigger an excise tax under the Code, so no gross-up payment is shown in this illustration.

Anders Giltvedt, Executive Vice President and Chief Financial Officer

	Voluntary Terminations			Involuntary Terminations (Other Than Death and Disability)			Death	Disability
	For Good Reason Without CIC	For Good Reason With CIC	Any Other Voluntary Termination	Without Cause and Without CIC	Without Cause and With CIC	Any Other Involuntary Terminations		
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Cash Severance (1)	*$ 0*	*$ 537,920*	*$ 0*	*$ 0*	*$ 537, 920*	*$ 0*	*$ 0*	*$ 0*
Restricted Stock Vesting (2)	*0*	*119,286*	*0*	*0*	*119,286*	*0*	*119,286*	*119,286*
Stock Option Vesting	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*
SERP Benefits (3)	*0*	*114,802*	*0*	*0*	*114,802*	*0*	*550,302*	*0*
Health Benefits (4)	*0*	*27,757*	*0*	*0*	*27,757*	*0*	*0*	*0*
Life Insurance Proceeds (5)	*0*	*0*	*0*	*0*	*0*	*0*	*200,000*	*0*
Outplacement (6)	*0*	*5,000*	*0*	*0*	*5,000*	*0*	*0*	*0*
Tax Gross-up (Est.) (7)	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*
Total	*$ 0*	*$804,765*	*$ 0*	*$ 0*	*$804,765*	*$ 0*	*$869,588*	*$119,286*

(1) Dollar amounts in columns (b) and (e) represent amounts that would be due to Mr. Giltvedt under his CIC agreement, under which, if he terminates his employment for "good reason," or if we or our successor terminate his employment other than for "cause," "disability," or death within two years of a change in control (or prior to a change of control but on or after the date a transaction is announced or should have been announced under applicable law), he is entitled to a lump sum payment equal to the sum of:

- Two times his adjusted salary and average bonus; and
- Two times his deemed matching contribution under our 401(k) plan.

For purposes of calculating Mr. Giltvedt's severance payment under his CIC agreement, we have used the average of bonuses paid to him in 2010 and 2011 for services to our company in 2009 and 2010. Cash payments due under Mr. Giltvedt's CIC agreement must be paid within 30 days of the date of a termination event.

(2) All dollar amounts represent the value of the vesting in full of restricted stock that was not vested as of December 31, 2011, calculated by multiplying the number of shares that would vest by the Year-End Price. Mr. Giltvedt is entitled to vesting of all restricted stock and options, (i) with respect to termination events described in columns (b) and (e), under the terms of his CIC agreement and the 2002 Plan and (ii) with respect to termination events described in columns (g) and (h), under the terms of the 2002 Plan.

(3) Represents the incremental value of benefits that would become due to Mr. Giltvedt under his SERP upon certain termination events described in the table.

(4) Dollar amounts in columns (b) and (e) represent total COBRA payments for 18 months that would be due to Mr. Giltvedt under his CIC agreement, except that our obligation to make these payments will end at the maximum period for which COBRA coverage is provided by law.

(5) The dollar amount in column (h) represents amounts due to Mr. Giltvedt's heirs under our bank-owned life insurance program ($200,000) that provides a benefit to certain executives.

(6) Represents the amount available to cover outplacement services under his CIC agreement.

(7) If severance benefits due to Mr. Giltvedt under his CIC agreement subject him to the federal excise tax imposed on benefits that constitute excess parachute payments under the Code, he is also entitled to be reimbursed for taxes on an after-tax basis. Mr. Giltvedt's severance benefits as of December 31, 2011, would not trigger an excise tax under the Code, so no gross-up payment is shown in this illustration.

Xandra McKeown, Executive Vice President of Commercial Banking.

	Voluntary Terminations			Involuntary Terminations (Other Than Death and Disability)			Death	Disability
	For Good Reason Without CIC	For Good Reason With CIC	Any Other Voluntary Termination	Without Cause and Without CIC	Without Cause and With CIC	Any Other Involuntary Terminations		
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Cash Severance (1)	*$ 0*	*$ 517,620*	*$ 0*	*$ 0*	*$ 517,620*	*$ 0*	*$ 0*	*$ 0*
Restricted Stock Vesting (2)	*0*	*94,524*	*0*	*0*	*94,524*	*0*	*94,524*	*94,524*
Stock Option Vesting	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*
SERP Benefits (3)	*0*	*94,315*	*0*	*0*	*94,315*	*0*	*536,473*	*0*
Health Benefits (4)	*0*	*9,772*	*0*	*0*	*9,772*	*0*	*0*	*0*
Life Insurance Proceeds (5)	*0*	*0*	*0*	*0*	*0*	*0*	*200,000*	*0*
Outplacement (6)	*0*	*5,000*	*0*	*0*	*5,000*	*0*	*0*	*0*
Tax Gross-up (7)	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*
Total	*$ 0*	*$721,231*	*$ 0*	*$ 0*	*$721,231*	*$ 0*	*$830,997*	*$94,520*

(1) Dollar amounts in columns (b) and (e) represent amounts that would be due to Ms. McKeown under her CIC agreement with us, under which, if she terminates her employment with no for "good reason," or if we or our successor terminate her employment other than for "cause," "disability," or death within two years of a change in control (or prior to a change of control but on or after the date a transaction is announced or should have been announced under applicable law), she is entitled to a lump sum payment equal to the sum of:

- Two times her adjusted salary and average bonus; and
- Two times her deemed matching contribution under our 401(k) plan.

For purposes of calculating Ms. McKeown's severance payment under her CIC agreement, we have used the average of bonuses paid to her in 2010 and 2011 for services to our company in 2009 and 2010. Cash payments due under Ms. McKeown's CIC agreement must be paid within 30 days of a termination event.

(2) All dollar amounts represent the value of the vesting in full of restricted stock and stock options that were not vested as of December 31, 2011, calculated by multiplying the number of shares that would vest by the Year-End Price. Ms. McKeown is entitled to vesting of all restricted stock and options, (i) with respect to termination events described in columns (b) and (e), under the terms of her CIC agreement and the 2002 Plan and (ii) with respect to termination events described in columns (g) and (h), under the terms of the 2002 Plan.

(3) Represents the incremental value of benefits that would become due to Ms. McKeown under her SERP upon certain termination events described in the table.

(4) Dollar amounts in columns (b) and (e) represent total COBRA payments for 18 months that would be due to Ms. McKeown under her CIC agreement, except that our obligation to make these payments will end at the maximum period for which COBRA coverage is provided by law.

(5) The dollar amount in column (h) represents amounts due to Ms. McKeown's heirs under our bank-owned life insurance program ($200,000) that provides a benefit to certain executives.

(6) Represents the amount available to cover outplacement services under her CIC agreement.

(7) If severance benefits due to Ms. McKeown under her CIC agreement subject her to the federal excise tax imposed on benefits that constitute excess parachute payments under the Code, she is also entitled to be reimbursed for taxes on an after-tax basis. Ms. McKeown's severance benefits as of December 31, 2011, would not trigger an excise tax under the Code, so no gross-up payment is shown in this illustration.

Hadley S. Robbins, Executive Vice President and Chief Credit Officer

	Voluntary Terminations			Involuntary Terminations (Other Than Death and Disability)			Death	Disability
	For Good Reason Without CIC	For Good Reason With CIC	Any Other Voluntary Termination	Without Cause and Without CIC	Without Cause and With CIC	Any other Involuntary Terminations		
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Cash Severance (1)	$ 0	$ 517,620	$ 0	$ 0	$ 517,620	$ 0	$ 0	$ 0
Restricted Stock Vesting (2)	0	94,524	0	0	94,524	0	94,524	94,524
Stock Option Vesting	0	0	0	0	0	0	0	0
SERP Benefits (3)	0	408,133	0	0	408,133	0	804,786	193,303
Health Benefits (4)	0	1,056	0	0	1,056	0	0	0
Life Insurance Proceeds (5)	0	0	0	0	0	0	200,000	0
Outplacement (6)	0	5,000	0	0	5,000	0	0	0
Tax Gross-up (Est.) (7)	0	432,310	0	0	432,310	0	0	0
Total	$ 0	$1,458,643	$ 0	$ 0	$1,458,643	$ 0	$1,099,311	$287,827

(1) Dollar amounts in columns (b) and (e) represent amounts that would be due to Mr. Robbins under his CIC agreement with us, under which, if he terminates his employment for "good reason," or if we or our successor terminate his employment other than for "cause," "disability," or death within two years of a change in control (or prior to a change of control but on or after the date a transaction is announced or should have been announced under applicable law), he is entitled to a lump sum payment equal to the sum of:

- Two times his adjusted salary and average bonus; and
- Two times his deemed matching contribution under our 401(k) plan.

For purposes of calculating Mr. Robbins's severance payment under his CIC agreement, we have used the bonuses paid to him in 2010 and 2011 for services to our company in 2009 and 2010. Cash payments due under Mr. Robbins's CIC agreement must be paid within 30 days of a termination event.

(2) All dollar amounts represent the value of the vesting in full of restricted stock that were not vested as of December 31, 2011, calculated by multiplying the number of shares that would vest by the Year-End Price. Mr. Robbins is entitled to vesting of all restricted stock and options, (i) with respect to termination events described in columns (b) and (e), under the terms of his CIC agreement and the 2002 Plan, and (ii) with respect to termination events described in columns (g) and (h), under the terms of the 2002 Plan.

(3) Represents the incremental value of benefits that would become due to Mr. Robbins under his SERP upon certain termination events described in the table.

(4) Dollar amounts in columns (b) and (e) represent total COBRA payments for 18 months that would be due to Mr. Robbins under his CIC agreement, except that our obligation to make these payments will end at the maximum period for which COBRA coverage is provided by law.

(5) The dollar amount in column (h) represents amounts due to Mr. Robbins's heirs under our bank-owned life insurance program ($200,000) that provides a benefit to certain executives.

(6) Represents the amount available to cover outplacement services under his CIC agreement.

(7) If severance benefits due to Mr. Robbins subject him to the federal excise tax imposed on benefits that constitute excess parachute payments under the Code, he is also entitled to be reimbursed for taxes on an after-tax basis. Amount shown represents the estimated gross-up payment that would be due to Mr. Robbins under the terms of his CIC agreement to cover excise taxes arising out of severance benefits shown in the table.

David C. Bouc, Executive Vice President and General Counsel

	Voluntary Terminations			Involuntary Terminations (Other Than Death and Disability)			Death	Disability
	For Good Reason Without CIC	For Good Reason With CIC	Any Other Voluntary Termination	Without Cause and Without CIC	Without Cause and With CIC	Any Other Involuntary Terminations		
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Cash Severance (1)	*$ 0*	*$419,950*	*$ 0*	*$ 0*	*$419,950*	*$ 0*	*$ 0*	*$ 0*
Restricted Stock Vesting (2)	*0*	*70,734*	*0*	*0*	*70,734*	*0*	*70,734*	*70,734*
Stock Option Vesting	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*
SERP Benefits	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*
Health Benefits	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*
Life Insurance Proceeds	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*
Outplacement (3)	*0*	*5,000*	*0*	*0*	*5,000*	*0*	*0*	*0*
Tax Gross-up (4)	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*
Total	*$ 0*	*$495,684*	*$ 0*	*$ 0*	*$495,684*	*$ 0*	*$70,734*	*$70,734*

(1) Dollar amounts in columns (b) and (e) represent amounts that would be due to Mr. Bouc under his CIC agreement with us, under which, if he terminates his employment for "good reason," or if we or our successor terminate his employment other than for "cause," "disability," or death within two years of a change in control (or prior to a change of control but on or after the date a transaction is announced or should have been announced under applicable law), he is entitled to a lump sum payment equal to the sum of:

- Two times his adjusted salary and average bonus; and
- Two times his deemed matching contribution under our 401(k) plan.

For purposes of calculating Mr. Bouc's severance payment under his CIC agreement, we have used the average of bonuses paid to him in 2010 and 2011 for services to our company in 2009 and 2010. Cash payments due under Mr. Bouc's CIC agreement must be paid within 30 days of a termination event.

(2) All dollar amounts represent the value of the vesting in full of restricted stock that were not vested as of December 31, 2011, calculated by multiplying the number of shares that would vest by the Year-End Price. Mr. Bouc is entitled to vesting of all restricted stock and options, (i) with respect to termination events described in columns (b) and (e), under the terms of his CIC agreement and the 2002 Plan and (ii) with respect to termination events described in columns (g) and (h), under the terms of the 2002 Plan.

(3) Represents the amount available to cover outplacement services under his CIC agreement.

(4) If severance benefits due to Mr. Bouc subject him to the federal excise tax imposed on benefits that constitute excess parachute payments under the Code, he is also entitled to be reimbursed for taxes on an after-tax basis. Mr. Bouc's severance benefits as of December 31, 2011, would not trigger an excise tax under the Code, so no gross-up payment is shown in this illustration.

The discussion below should be read in conjunction with the preceding tables illustrating payments that would be paid to our named executive officers in the event of a hypothetical termination on December 31, 2011. Significant provisions of our agreements with our named executive officers are discussed below, including definitions relating to employment termination that determine whether our executives will be entitled to severance benefits. Because our CIC agreements with our named executive officers require termination of employment in addition to a change in control, no executive will be entitled to severance payments due to a change in control alone.

Agreement Terms Affecting Payments Due Upon A Termination of Employment Following a Change in Control. We have entered into CIC agreements with each of our named executive officers effective as of January 1, 2004, as amended, except in the cases of Messrs. Robbins and Bouc whose agreements were entered into effective March 5, 2007 and February 24, 2012, respectively. Each CIC agreement has a one-year term but provides for automatic extension for an additional year on each anniversary of the agreement, unless on or prior to September 30 of each year either we or the executive gives written notice terminating the agreement. If a "change in control" occurs, each agreement provides for an automatic extension of its term—to three years for Mr. Sznewajs and two years for each other executive.

Each of our executive officers is entitled to severance benefits if he or she terminates his or her employment for "good reason," or if we terminate his or her employment other than for "cause," "disability," or death within a given period following a change in control – three years for Mr. Sznewajs and two years for all other executives. Severance benefits will also be payable if an executive is terminated other than for cause, disability or death prior to a change of control and such termination occurs on or after the date a transaction is announced or should have been announced under applicable securities or other laws. "Good reason" and "cause" in each CIC agreement are defined in substantially the same manner in which those terms are defined in Mr. Sznewajs's employment agreement, as described under the subheading "Agreement Terms Affecting Payments Due to Mr. Sznewajs Following Employment Termination" below.

A "change in control" will be deemed to occur if:

- a person acquires 30 percent or more of our outstanding common stock, other than from us or in certain exempt transactions;
- directors in office at the time of each CIC agreement, including individuals elected as directors thereafter based on a nomination by our Board, cease for any reason to constitute a majority of the Board;
- we complete a merger, reorganization, or consolidation or sale of all or substantially all of our assets, unless (A) our shareholders prior to such transaction continue to own 50 percent or more of the common stock and 50 percent or more of the voting power of outstanding securities of the resulting entity, (B) no person has acquired 30 percent or more of our common stock or the combined voting power of its outstanding securities, and (C) a majority of our Board continues in office; or
- shareholders approve a liquidation.

In the event an executive's severance benefits under his or her CIC agreement are triggered, he or she will be entitled to severance benefits, including payments, as illustrated in the preceding table for each of our executives.

If any payments under a CIC agreement are determined to be subject to the federal excise tax imposed on benefits that constitute excess parachute payments under the Internal Revenue Code, the executive will be entitled to reimbursement for such taxes on an after-tax basis, again as illustrated in the preceding tables; however, Mr. Bouc's CIC does not provide for reimbursement of such taxes on an after-tax basis. Under certain circumstances, we may also be unable to deduct the resulting compensation expense for federal income tax purposes.

Under each CIC agreement, the executive has agreed that he or she will assist us in evaluating any proposal for a change in control and not resign his or her position until the contemplated transaction is completed or abandoned. In addition, for a period after the change in control, if we want the executive to continue employment in a position or under circumstances that qualify as "good reason," the executive will be obligated to do so, provided such continued employment is for not longer than 90 days, in a reasonably comparable position, and occurs at the then current place of employment or at such other location as is agreeable to the executive. The executive will be entitled to severance benefits upon commencement of a continued employment period.

Agreement Terms Affecting Payments Due to Mr. Sznewajs Following Employment Termination. We have entered into an employment agreement with Mr. Sznewajs that was effective beginning January 1, 2011, and continues for a three-year term, expiring on December 31, 2013 (such agreement, the "2011 Employment Agreement"). This employment agreement replaced Mr. Sznewajs' prior agreement which expired on December 31, 2010. Severance benefits that are potentially payable to Mr. Sznewajs under the 2011 Employment Agreement are described in footnotes one and two to his termination benefits table above. Whether or not Mr. Sznewajs receives benefits depends on the nature of the termination of his employment agreement.

Under the 2011 Employment Agreement, Mr. Sznewajs will receive severance benefits unless he quits or is terminated for "cause." We may terminate Mr. Sznewajs for cause only if (x) two-thirds of the members of the Board determine that cause exists based on substantial evidence, (y) Mr. Sznewajs is given reasonable notice of the board meeting called to make that determination, and (z) Mr. Sznewajs and his legal counsel are given an opportunity to address the board meeting. We may terminate Mr. Sznewajs for "cause" if:

- He engages in dishonest or fraudulent conduct involving the Company;
- He materially breaches the confidentiality provisions of his agreement;
- He is convicted on any felony charge or on a misdemeanor reflecting upon honesty;
- His acts or failures to act materially injure the Company's reputation, business affairs, or financial condition if injury could have been reasonably avoided by Mr. Sznewajs; or
- He fails or refusals to substantially perform his duties and does not cure such failure or refusal within a reasonable period following written notice.

Mr. Sznewajs will also be entitled to severance benefits if he terminates his employment for what is called "good reason" under his agreement. He may terminate his employment for "good reason" if:

- His salary is reduced or any compensation or benefit plan benefiting Mr. Sznewajs is reduced or eliminated in a manner that does not apply generally to all similarly situated employees;
- His responsibilities or duties are diminished;
- He is relocated to a location more than 35 miles from our Lake Oswego office; or

- We materially breach Mr. Sznewajs's employment agreement and fail to cure the breach within a reasonable period following written notice by Mr. Sznewajs.

Compensation Committee Interlocks and Insider Participation

Messrs. Ankeny, McDougall, Oliva and Pietrzak served on the Compensation Committee during 2011. During 2011, none of our executive officers served on the Board of Directors of any entities whose directors or officers serve on our Compensation Committee.

Report of the Compensation Committee

The Compensation & Personnel Committee ("Compensation Committee") discharges the responsibilities assigned to it by the Board of Directors with respect to compensation and personnel matters, including those relating to Bancorp's executive officers.

In discharging its responsibilities, the Compensation Committee:

- Reviewed and discussed with management the Compensation Discussion and Analysis included in this proxy statement; and

- Based on the review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the proxy statement and furnished in the Company's annual report on Form 10-K for the year ended December 31, 2011, through its incorporation by reference from the proxy statement.

Compensation Committee Members

Dr. Wilgenbusch (Chair), Mr. Ankeny, Ms. Enden, Mr. Levinson,
Mr. Oliva, and Mr. Pietrzak.

TRANSACTIONS WITH RELATED PERSONS

Many of our directors and officers, members of their immediate families, and firms in which they have or had an interest were customers of and had transactions with the Bank or West Coast Trust during 2011 in the ordinary course of business. Similar transactions may be expected to take place in the ordinary course of business in the future. All outstanding loans and commitments were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not, in the opinion of management, involve more than the normal risk of collectability or present other unfavorable features.

Bancorp has adopted written policies and procedures for the review, approval and ratification of transactions with related persons. Related persons include our directors and named executive officers. The policies require that all transactions with related persons that are required to be publicly disclosed under Item 404 of Regulation S-K of the Securities and Exchange Commission ("SEC") be either approved or ratified by a designated Board committee.

The policies require that all material facts of all transactions that require approval be reviewed and either approved or disapproved:

- ***Loan Committee Approval***. With respect to loans and other extensions of credit, by the Loan Committee, with any members of the committee who are not independent abstaining from discussion and voting; and

- ***Governance Committee Approval.*** With respect to other transactions, by the Governance Committee.

In determining whether to approve or ratify a transaction, the appropriate Board committee will take into account, among other factors determined to be appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-person under the same or similar circumstances and the extent of the related person's interest in the transaction. If advance approval of a transaction is not feasible, the transaction is considered and, if determined to be appropriate, ratified by the committee as soon as practical after its occurrence.

No director may participate in any discussion or approval of a transaction for which he or she is involved, except that the director is required to provide all material information concerning the transaction to the committee. If a transaction will be ongoing, the appropriate committee responsible for approval of the transaction may establish guidelines for our management to follow in its ongoing dealings with the related person. The policy does not require pre-approval or ratification of any transaction with another entity in which the related person's only relationship is as an employee (other than an executive officer) of the entity.

We will provide a complete written copy of the policy upon written request addressed to the Corporate Secretary at 5335 Meadows Road, Suite 201, Lake Oswego, Oregon 97035.

INFORMATION CONCERNING DIRECTOR NOMINATIONS

Director Qualifications. Minimum director qualifications to serve as a director of our Company include experience at a high level in business, government, or education, demonstrated leadership abilities, generalized or specific knowledge or other skills or qualities of particular value to the Board in fulfilling its responsibilities, and outstanding personal attributes such as unquestioned integrity, sound business judgment, and significant business, community or political contacts. In addition, a board candidate must have time and willingness to commit to being a productive and active member of the Board and committees of the Board on which he or she will serve. Our bylaws provide that persons who have reached the age of 75 may not stand for election, unless waived by the Board on a case-by-case basis. Finally, persons nominated to stand for election as one of our directors must be acceptable to our banking regulators.

Sources of Nominee Recommendations. We receive suggestions for potential director nominees from a variety of sources including Board members, management representatives, advisors, and shareholders. The Governance Committee is authorized by its charter to retain a third-party search firm to assist it in identifying director candidates, but it has not done so recently. Two investors in our 2009 private capital raise, GF Financial, LLC and Castle Creek Capital Partners, IV LP are each contractually entitled to designate one Board member subject to satisfaction of applicable legal and governance requirements. Those investors designated Sam Levinson and John Pietrzak, respectively. Ms. Enden was recommended by MFP Partners, L.P.

Shareholder Nominee Recommendations to Governance Committee. It is the policy of the Governance Committee to consider shareholder recommendations concerning nominees for director. Shareholders wishing to suggest a candidate for nomination as a director by the Governance Committee should write to us at our corporate offices to the attention of the Chair of the Governance & Nominating Committee, care of the Corporate Secretary, and shall include:

- A statement that the writer is a shareholder and is proposing a candidate for consideration as a director nominee;
- Name and contact information for the candidate;

- A statement of the candidate's experience in business, government, or education and his educational background;
- Information regarding the candidate's qualifications, relationships with our customers, suppliers or competitors, and any relationship or understanding between the proposing shareholder and the candidate; and
- A statement that the candidate is willing to be considered and serve if nominated and elected.

Shareholders wishing to recommend a candidate for nomination should submit a recommendation not later than 120 days prior to the first anniversary of the date our proxy statement was released to shareholders in connection with the previous year's annual meeting. Shareholder-recommended candidates will be evaluated using the same criteria used to evaluate all potential candidates for director, except that current directors whose performance as a director has been satisfactory or better will normally be favored over new candidates.

Governance Committee Evaluation Process. The Governance Committee evaluates potential nominees by reviewing their qualifications, considering references as appropriate, conducting interviews as needed, and considering such other information as may be deemed relevant, including the needs of the Board at the time.

Diversity Considerations. In considering which persons to nominate as directors for election by shareholders, the Governance Committee and Board consider many types of diversity. Bancorp's long-standing Corporate Governance Policy provides that the Board shall take into account its commitment to diversity among its membership. Qualified candidates are considered without regard to race, color, religion, sex, ancestry, national origin, disability, or any other factor that qualifies the candidate as a member of a protected class under applicable law. The governance policy also provides that the Board shall attempt to maintain geographic diversity and diversity in professional backgrounds among its members.

In addition the provisions of our Corporate Governance Policy regarding diversity, the Governance Committee, as a matter of practice, may seek or favor a candidate with particular areas of expertise that complement our existing Board composition or satisfy legal requirements. In general, we seek a board that includes a diversity of perspectives and a broad range of experiences and includes individuals that possess the background, skills, expertise, and commitment necessary to make a significant contribution to our Company.

Our Corporate Governance Policy regarding diversity is implemented by actively considering the various attributes of all suggested director nominees, and when appropriate, actively recruiting additional potential nominees. The Governance Committee and Board believe the process has been effective in developing and maintaining significant Board diversity.

Direct Shareholder Nominations. In addition to our Governance Committee nominating process, our bylaws permit shareholders to directly nominate directors for consideration at an annual meeting of shareholders. In order to submit a nominee for consideration at an annual meeting of shareholders, a shareholder must comply with the notice provisions contained in our bylaws. Under our bylaws, a shareholder entitled to vote for the election of directors may nominate at a meeting persons for election as director only if written notice of such shareholder's intent to make a nomination is given to our Secretary, either by personal delivery or certified mail, not later than 60 days before the date of the annual meeting (provided that, if the date of a meeting is not publicly announced more than 90 days in advance, such notice must be given within 15 days after the first public disclosure of the annual meeting date).

INFORMATION CONCERNING SHAREHOLDER PROPOSALS

Shareholder proposals intended to be presented at the 2013 Annual Meeting of Shareholders must be received by our Secretary before November 13, 2012, for inclusion in the 2013 Proxy Statement and form of proxy. In addition, if we receive notice of a shareholder proposal after January 28, 2013, the persons named as proxies in such proxy statement and form of proxy will have discretionary authority to vote on such shareholder proposal.

Our bylaws provide that no business may be brought before an annual meeting except by or at the direction of the Board, as specified in our notice of the meeting, or by any shareholder of record who delivers notice to our Secretary not less than 60 days in advance of such meeting (unless the date of the meeting has not been publicly announced by us more than 90 days prior to the meeting, in which case the shareholder's notice must be given within 15 days after we publicly announce the meeting date). To be effective, the shareholder's notice must include certain information about the matter proposed to be considered at the meeting and the shareholder providing the notice, as specified further in the bylaws. If the chair of an annual meeting determines that these advance notice procedures have not been complied with, he or she may declare that the business was not properly brought before the meeting and will not be considered.

HOUSEHOLDING MATTERS

We are delivering a single copy of our Notice of Internet Access, and if requested, annual report and proxy statement to persons with the same last name residing in a single household or whom we reasonably believe are members of the same family, unless we have been notified that such persons prefer to receive individual copies of those documents. This practice is referred to as "householding."

If you reside at an address that received only one copy of our Notice of Internet Access or proxy materials, if any are delivered, as a result of householding, we will deliver additional copies upon oral or written request to West Coast Bancorp, 5335 Meadows Road, Suite 201, Lake Oswego, Oregon 97035, Attn: Corporate Secretary, or by phone at (503) 684-0884.

If you object to householding and wish to receive separate copies of documents in the future, you may contact us at the address above, or, if your shares are held in an account at a brokerage firm or bank, you can contact Broadridge at 1-800-542-1061. Please have your proxy card in hand in order to access your account and follow the automated instructions. You can also contact Broadridge in writing by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, NY 11717.

Similarly, if you received multiple copies of your proxy materials and Notice of Internet Address at a single address and would like to request delivery of a single copy in the future, please contact us or Broadridge as described above.

ANNUAL REPORT TO SHAREHOLDERS

Any shareholder may obtain without charge a copy of our Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2011 including financial statements. Written requests for the Form 10-K should be addressed to David C. Bouc, Corporate Secretary of West Coast Bancorp, at 5335 Meadows Road, Suite 201, Lake Oswego, Oregon 97035.

VOTING VIA THE INTERNET OR BY TELEPHONE

You may vote via the Internet at www.proxyvote.com or may vote telephonically by calling 1-800-690-6903. In either case, have your proxy card in hand and follow the instructions. Votes submitted via the Internet or by telephone must be received by 8:59 pm (PT) on April 23, 2012 (April 20, 2012 for participants in West Coast Bancorp's 401(k) Plan), to be counted.

The telephone and Internet voting procedures are designed to authenticate shareholders' identities, to allow shareholders to give their voting instructions and to confirm that shareholders' instructions have been recorded properly. Shareholders voting via the Internet should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, that must be borne by the shareholder.

March 13, 2012

BY ORDER OF THE BOARD OF DIRECTORS

David C. Bouc

David C. Bouc
Executive Vice President, General Counsel
and Secretary

WEST COAST BANCORP

2012 OMNIBUS INCENTIVE PLAN

SECTION 1. Purpose; Definitions

The purpose of this Plan is to give the Company a competitive advantage in attracting, retaining and motivating officers, employees, directors and/or consultants and to provide the Company and its Subsidiaries and Affiliates with a stock plan providing incentives for future performance of services directly linked to the profitability of the Company's businesses and increases in Company shareholder value.

For purposes of this Plan, the following terms are defined as set forth below:

(a) "*Affiliate*" means a corporation or other entity controlled by, controlling or under common control with the Company.

(b) "*Applicable Exchange*" means the NASDAQ or such other securities exchange as may at the applicable time be the principal market for the Common Stock.

(c) "*Award*" means a Stock Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Performance Unit or Other Stock-Based Award granted pursuant to the terms of this Plan.

(d) "*Award Agreement*" means a written document or agreement setting forth the terms and conditions of a specific Award.

(e) "*Board*" means the Board of Directors of the Company.

(f) "*Cause*" means, unless otherwise provided in an Award Agreement, (1) "Cause" as defined in any Individual Agreement to which the Participant is a party as of the Grant Date, or (2) if there is no such Individual Agreement or if it does not define Cause: (A) conviction of, or plea of guilty or *nolo contendere* by, the Participant for committing a felony under federal law or the law of the state in which such action occurred, (B) willful and deliberate failure on the part of the Participant to perform his or her employment duties in any material respect, (C) dishonesty in the course of fulfilling the Participant's employment duties, (D) a material violation of the Company's ethics and compliance program or (E) prior to a Change in Control, such other events as shall be determined by the Committee. Notwithstanding the general rule of Section 2(c), following a Change in Control, any determination by the Committee as to whether "Cause" exists shall be subject to *de novo* review.

(g) "*Change in Control*" has the meaning set forth in Section 10(e).

(h) "*Code*" means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto, the Treasury Regulations thereunder and other relevant interpretive guidance issued by the Internal Revenue Service or the Treasury Department. Reference to any specific section of the Code shall be deemed to include such regulations and guidance, as well as any successor provision of the Code.

(i) "*Commission*" means the Securities and Exchange Commission or any successor agency.

(j) "*Committee*" means the Committee referred to in Section 2.

(k) "*Common Stock*" means common stock, no par value per share, of the Company.

(l) "*Company*" means West Coast Bancorp, an Oregon corporation.

(m) "*Disability*" means, unless otherwise provided in an Award Agreement, (1) "Disability" as defined in any Individual Agreement to which the Participant is a party, or (2) if there is no such Individual Agreement or it does not define "Disability," permanent and total disability as determined under the Company's Long-Term Disability Plan applicable to the Participant.

(n) *"Disaffiliation"* means a Subsidiary's or Affiliate's ceasing to be a Subsidiary or Affiliate for any reason (including, without limitation, as a result of a public offering, or a spinoff or sale by the Company, of the stock of the Subsidiary or Affiliate) or a sale of a division of the Company and its Affiliates.

(o) "*Eligible Individuals*" means directors, officers, employees and consultants of the Company or any of its Subsidiaries or Affiliates, and prospective directors, officers, employees and consultants who have accepted offers of employment or consultancy from the Company or its Subsidiaries or Affiliates.

(p) "*Exchange Act*" means the Securities Exchange Act of 1934, as amended from time to time, and any successor thereto.

(q) "*Fair Market Value*" means, except as otherwise provided by the Committee, with respect to any given date, the closing reported sales price on such date (or, if there are no reported sales on such date, on the last date prior to such date on which there were sales) of a Share on the Applicable Exchange. If there is no regular public trading market for such Common Stock, the Fair Market Value of the Common Stock shall be determined by the Committee in good faith and, to the extent applicable, such determination shall be made in a manner that satisfies Sections 409A and Sections 422(c)(1) of the Code.

(r) *"Free-Standing SAR"* has the meaning set forth in Section 5(b).

(s) "*Full-Value Award*" means any Award other than a Stock Option or Stock Appreciation Right.

(t) *"Grant Date"* means (i) the date on which the Committee by resolution selects an Eligible Individual to receive a grant of an Award and determines the number of Shares to be subject to such Award, or (ii) such later date as the Committee shall provide in such resolution.

(u) "*Incentive Stock Option*" means any Stock Option designated as, and qualified as, an "incentive stock option" within the meaning of Section 422 of the Code.

(v) "*Individual Agreement*" means an employment, consulting or similar agreement between a Participant and the Company or one of its Subsidiaries or Affiliates , and, after a Change in Control, a change in control or salary continuation agreement between a Participant and the Company or one of its Subsidiaries or Affiliates. If a Participant is party to both an employment agreement and a change in control or salary continuation agreement, the employment agreement shall be the relevant "Individual

Agreement" prior to a Change in Control, and, the change in control or salary continuation agreement shall be the relevant "Individual Agreement" after a Change in Control.

(w) *"Nonqualified Stock Option"* means any Stock Option that is not an Incentive Stock Option.

(x) *"Other Stock-Based Award"* means Awards of Common Stock and other Awards that are valued in whole or in part by reference to, or are otherwise based upon, Common Stock, including (without limitation) unrestricted stock, dividend equivalents, and convertible debentures.

(y) *"Participant"* means an Eligible Individual to whom an Award is or has been granted.

(z) *"Performance Goals"* means the performance goals established by the Committee in connection with the grant of Awards. In the case of Qualified Performance-Based Awards, (i) such goals shall be based on the attainment of specified levels of one or more of the following measures: stock price, earnings (including earnings before taxes, earnings before interest and taxes or earnings before interest, taxes, depreciation and amortization), earnings per share, return on equity, return on assets or operating assets, asset quality, net interest margin, loan portfolio growth, efficiency ratio, deposit portfolio growth, liquidity, market share, objective customer service measures or indices, economic value added, shareholder value added, embedded value added, combined ratio, pre- or after-tax income, net income, cash flow (before or after dividends), cash flow per share (before or after dividends), gross margin, risk-based capital, revenues, revenue growth, return on capital (including return on total capital or return on invested capital), cash flow return on investment, cost control, gross profit, operating profit, cash generation, unit volume, sales, asset quality, cost saving levels, market-spending efficiency, core non-interest income or change in working capital, in each case with respect to the Company or any one or more Subsidiaries, divisions, business units or business segments thereof, either in absolute terms or relative to the performance of one or more other companies (including an index covering multiple companies) and (ii) such Performance Goals shall be set by the Committee within the time period prescribed by Section 162(m) of the Code.

(aa) *"Performance Period"* means that period established by the Committee at the time any Performance Unit is granted or at any time thereafter during which any Performance Goals specified by the Committee with respect to such Award are to be measured.

(bb) *"Performance Unit"* means any Award granted under Section 8 of a unit valued by reference to a designated amount of cash or other property other than Shares, which value may be paid to the Participant by delivery of such property as the Committee shall determine, including, without limitation, cash, Shares, or any combination thereof, upon achievement of such Performance Goals during the Performance Period as the Committee shall establish at the time of such grant or thereafter.

(cc) *"Plan"* means the West Coast Bancorp 2012 Stock Incentive Plan, as set forth herein and as hereinafter amended from time to time.

(dd) *"Qualified Performance-Based Award"* means an Award intended to qualify for the Section 162(m) Exemption, as provided in Section 11.

(ee) *"Replaced Award"* has the meaning set forth in Section 10(b).

(ff) *"Replacement Award"* has the meaning set forth in Section 10(b).

(gg) *"Restricted Period"* has the meaning set forth in Section 6(c)(ii).

(hh) *"Restricted Stock"* means an Award granted under Section 6.

(ii) *"Restricted Stock Unit"* has the meaning set forth in Section 7.

(jj) *"Retirement"* means, except as otherwise provided by the Committee, retirement from active employment with the Company, a Subsidiary or Affiliate at or after the attainment of (i) age 65 or (ii) age 55 and with 10 years or more of employment service with the Company, a Subsidiary or Affiliate.

(kk) *"Section 162(m) Exemption"* means the exemption from the limitation on deductibility imposed by Section 162(m) of the Code that is set forth in Section 162(m)(4)(C) of the Code.

(ll) *"Share"* means a share of Common Stock.

(mm) *"Stock Appreciation Right"* has the meaning set forth in Section 5(b).

(nn) *"Stock Option"* means an Award granted under Section 5(a).

(oo) *"Subsidiary"* means any corporation, partnership, joint venture, limited liability company or other entity during any period in which at least a 50% voting or profits interest is owned, directly or indirectly, by the Company or any successor to the Company.

(pp) *"Tandem SAR"* has the meaning set forth in Section 5(b).

(qq) *"Term"* means the maximum period during which a Stock Option or Stock Appreciation Right may remain outstanding, subject to earlier termination upon Termination of Employment or otherwise, as specified in the applicable Award Agreement.

(rr) *"Termination of Employment"* means the termination of the applicable Participant's employment with, or performance of services for, the Company and any of its Subsidiaries or Affiliates. Unless otherwise determined by the Committee, (i) if a Participant's employment with the Company and its Affiliates terminates but such Participant continues to provide services to the Company and its Affiliates in a non-employee capacity, such change in status shall not be deemed a Termination of Employment and (ii) a Participant employed by, or performing services for, a Subsidiary or an Affiliate or a division of the Company and its Affiliates shall also be deemed to incur a Termination of Employment if, as a result of a Disaffiliation, such Subsidiary, Affiliate or division ceases to be a Subsidiary, Affiliate or division, as the case may be, and the Participant does not immediately thereafter become an employee of, or service provider for, the Company or another Subsidiary or Affiliate. Temporary absences from employment because of illness, vacation or leave of absence and transfers among the Company and its Subsidiaries and Affiliates shall not be considered Terminations of Employment. Notwithstanding the foregoing provisions of this definition, with respect to any Award that constitutes a "non-qualified deferred compensation plan" within the meaning of Section 409A of the Code, a Participant shall not be considered to have experienced a "Termination of Employment" unless the Participant has experienced a "separation from service" within the meaning of Section 409A of the Code (a "Separation from Service").

In addition, certain other terms used herein have definitions given to them in the first place in which they are used.

SECTION 2. Administration

(a) *Committee.* The Plan shall be administered by the Board directly, or if the Board elects, by the Compensation & Personnel Committee or such other committee of the Board as the Board may from time to time designate, which committee shall be composed of not less than two directors, and shall be appointed by and serve at the pleasure of the Board. All references in this Plan to the "Committee" refer to the Board as a whole, unless a separate committee has been designated or authorized consistent with the foregoing.

Subject to the terms and conditions of this Plan, the Committee shall have absolute authority:

(i) To select the Eligible Individuals to whom Awards may from time to time be granted;

(ii) To determine whether and to what extent Incentive Stock Options, Nonqualified Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Units, Other Stock-Based Awards or any combination thereof are to be granted hereunder;

(iii) To determine the number of Shares to be covered by each Award granted hereunder;

(iv) To approve the form of any Award Agreement and determine the terms and conditions of any Award granted hereunder, including, but not limited to, the exercise price (subject to Section 5(a)), any vesting condition, restriction or limitation (which may be related to the performance of the Participant, the Company or any Subsidiary or Affiliate) and any vesting acceleration or forfeiture waiver regarding any Award and the shares of Common Stock relating thereto, based on such factors as the Committee shall determine;

(v) To modify, amend or adjust the terms and conditions of any Award (subject to Sections 5(a) and 5(b)), at any time or from time to time, including, but not limited to, Performance Goals; *provided, however*, that the Committee may not adjust upwards the amount payable with respect to any Qualified Performance-Based Award;

(vi) To determine to what extent and under what circumstances Common Stock and other amounts payable with respect to an Award shall be deferred;

(vii) To determine under what circumstances an Award may be settled in cash, Shares, other property or a combination of the foregoing;

(viii) To determine whether, to what extent and under what circumstances cash, Shares and other property and other amounts payable with respect to an Award under this Plan shall be deferred either automatically or at the election of the Participant;

(ix) To adopt, alter and repeal such administrative rules, guidelines and practices governing this Plan as it shall from time to time deem advisable;

(x) To establish any "blackout" period that the Committee in its sole discretion deems necessary or advisable;

(xi) To interpret the terms and provisions of this Plan and any Award issued under this Plan (and any Award Agreement relating thereto); and

(xii) To otherwise administer this Plan.

(b) *Procedures.*

(i) The Committee may act only by a majority of its members then in office, except that the Committee may, except to the extent prohibited by applicable law or the listing standards of the Applicable Exchange and subject to Section 11, allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it. Any such allocation or delegation may be revoked by the Committee at any time.

(ii) Subject to Section 11(c), any authority granted to the Committee may be exercised by the full Board. To the extent that any permitted action taken by the Board conflicts with action taken by the Committee, the Board action shall control.

(c) *Discretion of Committee.* Subject to Section 1(f), any determination made by the Committee or pursuant to delegated authority under the provisions of this Plan with respect to any Award shall be made in the sole discretion of the Committee or such delegate at the time of the grant of the Award or, unless in contravention of any express term of this Plan, at any time thereafter. All decisions made by the Committee or any appropriately delegated officer pursuant to the provisions of this Plan shall be final, binding and conclusive on all persons, including the Company, Participants and Eligible Individuals.

(d) *Cancellation or Suspension.* Subject to Section 5(d), the Committee shall have full power and authority to determine whether, to what extent and under what circumstances any Award shall be canceled or suspended.

(e) *Award Agreements.* The terms and conditions of each Award, as determined by the Committee, shall be set forth in a written (or electronic) Award Agreement, which shall be delivered to the Participant receiving such Award upon, or as promptly as is reasonably practicable following, the grant of such Award. The effectiveness of an Award shall be subject to the Award Agreement's being signed by the Company and the Participant receiving the Award unless otherwise provided in the Award Agreement. Award Agreements may be amended only in accordance with Section 12 hereof.

SECTION 3. Common Stock Subject To Plan

(a) *Plan Maximums.* The maximum number of Shares that may be granted pursuant to Awards under this Plan shall be 400,000. The maximum number of Shares that may be granted pursuant to Stock Options intended to be Incentive Stock Options shall be 100,000 Shares. Shares subject to an Award under this Plan may be authorized and unissued Shares. On and after the Effective Date (as defined in Section 12(a)), no new awards may be granted under the Company's prior equity compensation plans, it being understood that (i) awards outstanding under any such plans as of the Effective Date shall remain in full force and effect under such plans according to their respective terms, and (ii) to the extent that any such award is forfeited, terminates, expires or lapses without being exercised (to the extent applicable), or is settled for cash, the Shares subject to such award not delivered as a result thereof shall again be available for Awards under this Plan; *provided*, *however*, that dividend equivalents may continue to be issued under the Company's existing equity compensation plans in respect of awards granted under such plans which are outstanding as of the Effective Date.

(b) *Individual Limits.* No Participant may be granted Qualified Performance-Based Awards (other than Stock Options and Stock Appreciation Rights) covering in excess of 200,000 Shares during any calendar year. No Participant may be granted Stock Options and Stock Appreciation Rights covering in excess of 300,000 Shares during any calendar year.

(c) *Rules for Calculating Shares Delivered.* To the extent that any Award is forfeited, terminates, expires or lapses instead of being exercised, or any Award is settled for cash, the Shares subject to such Awards not delivered as a result thereof shall again be available for Awards under this Plan. If the exercise price of any Stock Option or Stock Appreciation Right and/or the tax withholding obligations relating to any Award are satisfied by delivering Shares (either actually or through a signed document affirming the Participant's ownership and delivery of such Shares) or withholding Shares relating to such Award, the net number of Shares subject to the Award after payment of the exercise price and/or tax withholding obligations shall be deemed to have been granted for purposes of the first sentence of Section 3(a).

(d) *Adjustment Provision.* In the event of a merger, consolidation, acquisition of property or shares, stock rights offering, liquidation, disposition for consideration of the Company's direct or indirect ownership of a Subsidiary or Affiliate (including by reason of a Disaffiliation), or similar event affecting the Company or any of its Subsidiaries (each, a "Corporate Transaction"), the Committee or the Board may in its discretion make such substitutions or adjustments as it deems appropriate and equitable to (i) the aggregate number and kind of Shares or other securities reserved for issuance and delivery under this Plan, (ii) the various maximum limitations set forth in Sections 3(a) and 3(b) upon certain types of Awards and upon the grants to individuals of certain types of Awards, (iii) the number and kind of Shares or other securities subject to outstanding Awards; and (iv) the exercise price of outstanding Awards. In the event of a stock dividend, stock split, reverse stock split, reorganization, share combination, or recapitalization or similar event affecting the capital structure of the Company, or a Disaffiliation, separation or spinoff, in each case without consideration, or other extraordinary dividend of cash or other property to the Company's shareholders (each, a "Share Change"), the Committee or the Board shall make such substitutions or adjustments as it deems appropriate and equitable to (A) the aggregate number and kind of Shares or other securities reserved for issuance and delivery under this Plan, (B) the various maximum limitations set forth in Sections 3(a) and 3(b) upon certain types of Awards and upon the grants to individuals of certain types of Awards, (C) the number and kind of Shares or other securities subject to outstanding Awards; and (D) the exercise price of outstanding Awards. In the case of Corporate Transactions, such adjustments may include, without limitation, (1) the cancellation of outstanding Awards in exchange for payments of cash, property or a combination thereof having an aggregate value equal to the value of such Awards, as determined by the Committee or the Board in its sole discretion (it being understood that in the case of a Corporate Transaction with respect to which shareholders of Common Stock receive consideration other than publicly traded equity securities of the ultimate surviving entity, any such determination by the Committee that the value of a Stock Option or Stock Appreciation Right shall for this purpose be deemed to equal the excess, if any, of the value of the consideration being paid for each Share pursuant to such Corporate Transaction over the exercise price of such Stock Option or Stock Appreciation Right shall conclusively be deemed valid); (2) the substitution of other property (including, without limitation, cash or other securities of the Company and securities of entities other than the Company) for the Shares subject to outstanding Awards; and (3) in connection with any Disaffiliation, arranging for the assumption of Awards, or replacement of Awards with new awards based on other property or other securities (including, without limitation, other securities of the Company and securities of entities other than the Company), by the affected Subsidiary, Affiliate, or division or by the entity that controls such Subsidiary, Affiliate, or division following such Disaffiliation (as well as any corresponding adjustments to Awards that remain based upon Company securities). The Committee may adjust the Performance Goals applicable to any Awards to reflect any unusual or non-recurring events and other extraordinary items, impact of charges for restructurings, discontinued operations, and the cumulative effects of accounting or tax changes, each as defined by generally accepted accounting principles or as identified in the Company's financial statements, notes to the financial statements, management's discussion and analysis or other the Company's filings with the Commission, *provided* that in the case of Performance Goals applicable to any Qualified Performance-Based Awards, such adjustment does not violate Section 162(m) of the Code.

(e) *Section 409A.* Notwithstanding Section 3(d): (i) any adjustments made pursuant to Section 3(d) to Awards that are considered "deferred compensation" within the meaning of Section 409A of the Code shall be made in compliance with the requirements of Section 409A of the Code; and (ii) any adjustments made pursuant to Section 3(d) to Awards that are not considered "deferred compensation" subject to Section 409A of the Code shall be made in such a manner as to ensure that after such adjustments, either (A) the Awards continue not to be subject to Section 409A of the Code or (B) there does not result in the imposition of any penalty taxes under Section 409A of the Code in respect of such Awards.

SECTION 4. Eligibility

Awards may be granted under this Plan to Eligible Individuals.

SECTION 5. Stock Options and Stock Appreciation Rights

(a) *Types of Stock Options.* Stock Options may be granted alone or in addition to other Awards granted under this Plan and may be of two types: Incentive Stock Options and Nonqualified Stock Options. The Award Agreement for a Stock Option shall indicate whether the Stock Option is intended to be an Incentive Stock Option or a Nonqualified Stock Option.

(b) *Types and Nature of Stock Appreciation Rights.* Stock Appreciation Rights may be "Tandem SARs," which are granted in conjunction with a Stock Option, or "Free-Standing SARs," which are not granted in conjunction with a Stock Option. Upon the exercise of a Stock Appreciation Right, the Participant shall be entitled to receive an amount in cash, Shares, or both, in value equal to the product of (i) the excess of the Fair Market Value of one Share over the exercise price of the applicable Stock Appreciation Right, multiplied by (ii) the number of Shares in respect of which the Stock Appreciation Right has been exercised. The applicable Award Agreement shall specify whether such payment is to be made in cash or Common Stock or both, or shall reserve to the Committee or the Participant the right to make that determination prior to or upon the exercise of the Stock Appreciation Right.

(c) *Tandem SARs.* A Tandem SAR may be granted at the Grant Date of the related Stock Option. A Tandem SAR shall be exercisable only at such time or times and to the extent that the related Stock Option is exercisable in accordance with the provisions of this Section 5, and shall have the same exercise price as the related Stock Option. A Tandem SAR shall terminate or be forfeited upon the exercise or forfeiture of the related Stock Option, and the related Stock Option shall terminate or be forfeited upon the exercise or forfeiture of the Tandem SAR.

(d) *Exercise Price.* The exercise price per Share subject to a Stock Option or Free-Standing SAR shall be determined by the Committee and set forth in the applicable Award Agreement, and shall not be less than the Fair Market Value of a share of the Common Stock on the applicable Grant Date. In no event may any Stock Option or Stock Appreciation Right granted under this Plan be amended, other than pursuant to Section 3(d), to decrease the exercise price thereof, be cancelled in exchange for cash or other Awards or in conjunction with the grant of any new Stock Option or Free-Standing SAR with a lower exercise price, or otherwise be subject to any action that would be treated, under the Applicable Exchange listing standards or for accounting purposes, as a "repricing" of such Stock Option or Free-Standing SAR, unless such amendment, cancellation, or action is approved by the Company's shareholders.

(e) *Term.* The Term of each Stock Option and each Free-Standing SAR shall be fixed by the Committee, but no Stock Option or Free-Standing SAR shall be exercisable more than 10 years after its Grant Date.

(f) *Exercisability.* Except as otherwise provided herein, Stock Options and Free-Standing SARs shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Committee.

(g) *Method of Exercise.* Subject to the provisions of this Section 5, Stock Options and Free-Standing SARs may be exercised, in whole or in part, at any time during the Term thereof by giving written notice of exercise to the Company specifying the number of shares of Common Stock subject to the Stock Option or Free-Standing SAR to be purchased.

In the case of the exercise of a Stock Option, such notice shall be accompanied by payment in full of the aggregate purchase price (which shall equal the product of such number of Shares subject to such Stock Options multiplied by the applicable exercise price) per Share by certified or bank check, wire transfer, or such other instrument or method as the Company may accept. If provided for in the applicable Award Agreement as approved by the Committee, payment in full or in part may also be made as follows:

(i) In the form of unrestricted Common Stock (by delivery of such shares or by attestation) already owned by the Participant of the same class as the Common Stock subject to the Stock Option (based on the Fair Market Value of the Common Stock on the date the Stock Option is exercised); *provided, however*, that, in the case of an Incentive Stock Option, the Participant shall only have the right to make a payment in the form of already owned shares of Common Stock of the same class as the Common Stock subject to the Stock Option if such right is set forth in the applicable Award Agreement.

(ii) To the extent permitted by applicable law, by delivering a properly executed exercise notice to the Company, together with a copy of irrevocable instructions to a broker to deliver promptly to the Company the amount of sale necessary to pay the purchase price, and, if requested, by the amount of any federal, state, local or foreign withholding taxes. To facilitate the foregoing, the Company may, to the extent permitted by applicable law, enter into agreements for coordinated procedures with one or more brokerage firms.

(iii) By instructing the Company to withhold a number of such shares having a Fair Market Value (based on the Fair Market Value of the Common Stock on the date the applicable Stock Option is exercised) equal to the product of (A) the exercise price per Share multiplied by (B) the number of shares of Common Stock in respect of which the Stock Option shall have been exercised.

(h) *Delivery; Rights of Shareholders.* A Participant shall not be entitled to delivery of Shares pursuant to the exercise of a Stock Option or Stock Appreciation Right until the exercise price therefor has been fully paid and applicable taxes have been withheld. Except as otherwise provided in Section 5(l), a Participant shall have all of the rights of a shareholder of the Company holding the class or series of Common Stock that is subject to such Stock Option or Stock Appreciation Right (including, if applicable, the right to vote the applicable Shares), when the Participant (i) has given written notice of exercise, (ii) if requested, has given the representation described in Section 14(a) and (iii) in the case of a Stock Option, has paid in full for such Shares.

(i) *Nontransferability of Stock Options and Stock Appreciation Rights*. No Stock Option or Free-Standing SAR shall be transferable by a Participant other than, for no value or consideration, (i) by will or by the laws of descent and distribution; or (ii) in the case of a Nonqualified Stock Option or Free-Standing SAR, as otherwise expressly permitted by the Committee including, if so permitted, pursuant to a transfer to such Participant's family members, whether directly or indirectly or by means of a trust or partnership or otherwise (for purposes of this Plan, unless otherwise determined by the Committee, "family member" shall have the meaning given to such term in General Instructions A.1(a)(5) to Form S-8 under the Securities Act of 1933, as amended, and any successor thereto). A Tandem SAR shall be transferable only with the related Stock Option as permitted by the preceding sentence. Any Stock Option or Stock Appreciation Right shall be exercisable, subject to the terms of this Plan, only by the Participant, the guardian or legal representative of the Participant, or any person to whom such stock option is transferred pursuant to this Section 5(i), it being understood that the term "holder" and "Participant" include such guardian, legal representative and other transferee; *provided, however*, that the term "Termination of Employment" shall continue to refer to the Termination of Employment of the original Participant.

(j) *Termination of Employment*. Unless otherwise determined by the Committee or provided in the applicable Award Agreement, upon a Participant's Termination or Employment, his or her Stock Options and Stock Appreciation Rights shall be treated as set forth below:

(i) *Termination by Reason of Death*. If a Participant incurs a Termination of Employment by reason of death, any Stock Option or Stock Appreciation Right held by such Participant shall immediately vest in full and may thereafter be exercised until the earlier of (A) the third anniversary of such Participant's Termination of Employment and (B) the expiration of the stated full Term thereof. In the event of Termination of Employment by reason of death, if an Incentive Stock Option is exercised after the expiration of the post-termination exercise periods that apply for purposes of Section 422 of the Code, such Stock Option will thereafter be treated as a Nonqualified Stock Option. As used in this Plan, the anniversary of February 29 shall be deemed February 28 of the subsequent year.

(ii) *Termination by Reason of Disability*. If a Participant incurs a Termination of Employment by reason of Disability, any Stock Option or Stock Appreciation Right held by such Participant shall immediately vest in full and may thereafter be exercised until the earlier of (A) the third anniversary of such Participant's Termination of Employment and (B) the expiration of the stated full Term thereof. In the event of Termination of Employment by reason of Disability, if an Incentive Stock Option is exercised after the expiration of the exercise periods that apply for purposes of Section 422 of the Code, such Stock Option will thereafter be treated as a Nonqualified Stock Option.

(iii) *Termination by Reason of Retirement*. If a Participant incurs a Termination of Employment by reason of Retirement, (A) any unvested Stock Option or Stock Appreciation Right held by such Participant shall thereupon terminate and (B) any vested Stock Option or Stock Appreciation Right held by such Participant may thereafter be exercised until the earlier of

(A) the third anniversary of such Participant's Termination of Employment and (B) the expiration of the stated full Term thereof. In the event of Termination of Employment by reason of Retirement, if an Incentive Stock Option is exercised after the expiration of the post-termination exercise periods that apply for purposes of Section 422 of the Code, such Stock Option will thereafter be treated as a Nonqualified Stock Option.

(iv) *Termination by the Company for Cause.* If a Participant incurs a Termination of Employment for Cause, any Stock Options and Stock Appreciation Rights held by such Participant, whether vested or unvested, shall thereupon terminate.

(v) *Other Termination.* If a Participant incurs a Termination of Employment for any reason other than death, Disability, or Retirement, or for Cause, and except as otherwise set forth in this Section 5(j), any Stock Option or Stock Appreciation Right held by such Participant, to the extent it was then exercisable at the time of termination, or on such accelerated basis as the Committee may determine, may be exercised for the lesser of (A) 90 days following the date of such Termination of Employment (with the first date following the date of such Termination of Employment being the first day of such 90-day period) and (B) the balance of the stated full Term thereof. For example, if the Participant's date of Termination of Employment were April 1, such Participant's Stock Option or Stock Appreciation Right would expire on the earlier of (A) June 30, 2012 and (B) the last day of the stated full Term of such Award. If an Incentive Stock Option is exercised after the expiration of the post-termination exercise periods that apply for purposes of Section 422 of the Code, such Stock Option will thereafter be treated as a Nonqualified Stock Option.

(vi) Notwithstanding the foregoing provisions of Section 5(j), the Committee shall have the power, in its discretion, to apply different rules concerning the consequences of a Termination of Employment, *provided*, that if such rules are less favorable to the Participant than those set forth above, such rules are set forth in the applicable Award Agreement.

(k) *Additional Rules for Incentive Stock Options.* Notwithstanding any other provision of this Plan to the contrary, no Stock Option which is intended to qualify as an Incentive Stock Option may be granted to any Eligible Employee who at the time of such grant owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of any Subsidiary, unless at the time such Stock Option is granted the exercise price is at least 110% of the Fair Market Value of a Share and such Stock Option by its terms is not exercisable after the expiration of five years from the date such Stock Option is granted. In addition, the aggregate Fair Market Value of the Common Stock (determined at the time a Stock Option for the Common Stock is granted) for which Incentive Stock Options are exercisable for the first time by an optionee during any calendar year, under all of the incentive stock option plans of the Company and of any Subsidiary, may not exceed $100,000. To the extent a Stock Option that by its terms was intended to be an Incentive Stock Option exceeds this $100,000 limit, the portion of the Stock Option in excess of such limit shall be treated as a Nonqualified Stock Option.

(l) *Dividends and Dividend Equivalents.* Dividends (whether paid in cash or Shares) and dividend equivalents may not be paid or accrued on Stock Options or Stock Appreciation Rights, provided that Stock Options and Stock Appreciation Rights may be adjusted under certain circumstances in accordance with the terms of Section 3(d).

SECTION 6. Restricted Stock

(a) *Administration.* Shares of Restricted Stock are actual Shares issued to a Participant and may be awarded either alone or in addition to other Awards granted under this Plan. The Committee shall determine the Eligible Individuals to whom and the time or times at which grants of Restricted Stock will be awarded, the number of shares to be awarded to any Eligible Individual, the conditions for vesting, the time or times within which such Awards may be subject to forfeiture and any other terms and conditions of the Awards, in addition to those contained in Section 6(c).

(b) *Book Entry Registration.* Shares of Restricted Stock shall be evidenced through book-entry registration If any certificate is issued in respect of shares of Restricted Stock, such certificates shall be registered in the name of the Participant and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Award, substantially in the following form:

"The transferability of this certificate and the shares of stock represented hereby are subject to the terms and conditions (including forfeiture) of the West Coast Bancorp 2012 Omnibus Incentive Plan and an Award Agreement. Copies of such Plan and Agreement are on file at the offices of West Coast Bancorp, 5335 Meadows Road, Suite 201, Lake Oswego, Oregon 97035."

(c) *Terms and Conditions.* Shares of Restricted Stock shall be subject to the following terms and conditions and such other terms and conditions as are set forth in the applicable Award Agreement (including the vesting or forfeiture provisions applicable upon a Termination of Employment):

(i) The Committee shall, prior to or at the time of grant, condition (A) the vesting of an Award of Restricted Stock upon the continued service of the applicable Participant, or (B) the grant or vesting of an Award of Restricted Stock upon the attainment of Performance Goals or the attainment of Performance Goals and the continued service of the applicable Participant. In the event that the Committee conditions the grant or vesting of an Award of Restricted Stock upon the attainment of Performance Goals or the attainment of Performance Goals and the continued service of the applicable Participant, the Committee may, prior to or at the time of grant, designate an Award of Restricted Stock as a Qualified Performance-Based Award. The conditions for grant or vesting and the other provisions of Restricted Stock Awards (including without limitation any applicable Performance Goals) need not be the same with respect to each recipient.

(ii) Subject to the provisions of this Plan and the applicable Award Agreement, during the period, if any, set by the Committee, commencing with the date of such Restricted Stock Award for which such vesting restrictions apply (the "Restriction Period"), and until the expiration of the Restriction Period, the Participant shall not be permitted to sell, assign, transfer, pledge or otherwise encumber Shares of Restricted Stock.

(iii) Except as provided in this Section 6 and the applicable Award Agreement, the applicable Participant shall have, with respect to the Shares of Restricted Stock, all of the rights of a shareholder of the Company holding the class or series of Common Stock that is the subject of the Restricted Stock, including, if applicable, the right to vote the shares and the right to receive any dividends. As determined by the Committee in the applicable Award Agreement and subject to Section 14(e), (A) cash dividends on the class or series of Common Stock that is the subject of the Restricted Stock Award shall be payable in cash and shall, as determined by the Committee, either be either (i) held subject to the vesting of the underlying Restricted Stock, or held subject to meeting Performance Goals applicable only to dividends, or (ii) distributed in full or in part without regard to the vested status of the underlying Restricted Stock and (B) dividends payable in Common Stock shall be paid in the form of Restricted Stock of the same class as the Common Stock with which such dividend was paid, and shall, as determined by the Committee, be either (i) held subject to the vesting of the underlying Restricted Stock, or held subject to meeting Performance Goals applicable only to dividends, or (ii) distributed in full or in part without regard to the vested status of the underlying Restricted Stock.

(iv) If and when any applicable Performance Goals are satisfied and the Restriction Period expires without a prior forfeiture of the Shares of Restricted Stock for which legended certificates have been issued, unlegended certificates for such Shares shall be delivered to the Participant upon surrender of the legended certificates.

(d) *Termination of Employment.* Unless otherwise determined by the Committee or provided in the applicable Award Agreement, upon a Participant's Termination or Employment, his or her Restricted Stock shall be treated as set forth below:

(i) *Termination by Reason of Death or Disability.* If a Participant incurs a Termination of Employment by reason of death or Disability, the restrictions, including any Performance Goals, applicable to any Restricted Stock shall lapse (with respect to Performance Goals, be deemed earned in full based on the applicable target level), and such Restricted Stock shall become free of all restrictions and become fully vested and transferable to the full extent of the original grant.

(ii) *Other Termination.* If a Participant incurs a Termination of Employment for any reason other than death or Disability during the Restriction Period or before the requisite service period or applicable Performance Goals are satisfied, all Shares still subject to restriction shall be forfeited by the Participant; *provided, however*, that the Committee shall have the discretion to waive, in whole or in part, any or all remaining restrictions (other than, in the case of Restricted Stock which is a Qualified Performance-Based Award, satisfaction of the applicable Performance Goals) with respect to any or all of such Participant's shares of Restricted Stock.

SECTION 7. Restricted Stock Units

(a) *Nature of Awards.* Restricted stock units and deferred share rights (together, "Restricted Stock Units") are Awards denominated in Shares that will be settled, subject to the terms and conditions of the Restricted Stock Units, in an amount in cash, Shares, or both, based upon the Fair Market Value of a specified number of Shares.

(b) *Terms and Conditions.* Restricted Stock Units shall be subject to the following terms and conditions and such other terms and conditions as are set forth in the applicable Award Agreement (including the vesting or forfeiture provisions applicable upon a Termination of Employment):

(i) The Committee shall, prior to or at the time of grant, condition (A) the vesting of Restricted Stock Units upon the continued service of the applicable Participant, or (B) the grant or vesting of Restricted Stock Units upon the attainment of Performance Goals or the attainment of Performance Goals and the continued service of the applicable Participant. In the event that the Committee conditions the grant or vesting of Restricted Stock Units upon the attainment of Performance Goals or the attainment of Performance Goals and the continued service of the applicable Participant, the Committee may, prior to or at the time of grant, designate the Restricted Stock Units as a Qualified Performance-Based Awards. The conditions for grant or vesting and the other provisions of Restricted Stock Units (including without limitation any applicable Performance Goals) need not be the same with respect to each recipient. An Award of Restricted Stock Units shall be settled as and when the Restricted Stock Units vest, at a later time specified by the Committee in the applicable Award Agreement, or, if the Committee so permits, in accordance with an election of the Participant.

(ii) Subject to the provisions of this Plan and the applicable Award Agreement, during the Restricted Period, if any, set by the Committee, the Participant shall not be permitted to sell, assign, transfer, pledge or otherwise encumber Restricted Stock Units.

(iii) The Award Agreement for Restricted Stock Units shall specify whether, to what extent and on what terms and conditions the applicable Participant shall be entitled to receive payments of cash, Common Stock or other property corresponding to the dividends payable on the Common Stock (subject to Section 14(e) below).

(c) *Termination of Employment.* Unless otherwise determined by the Committee or provided in the applicable Award Agreement, upon a Participant's Termination or Employment, his or her Restricted Stock Units shall be treated as set forth below:

(i) *Termination by Reason of Death or Disability.* If a Participant incurs a Termination of Employment by reason of death or Disability, the restrictions, including any Performance Goals, applicable to any Restricted Stock Units shall lapse (with respect to Performance Goals, be deemed earned in full based on the applicable target level), and such Restricted Stock Units shall become fully vested and settled to the full extent of the original grant.

(ii) *Other Termination.* If a Participant incurs a Termination of Employment for any reason other than death or Disability during the Restriction Period or before the applicable Performance Goals are satisfied, all unvested Restricted Stock Units shall be forfeited by the Participant; *provided, however*, that the Committee shall have the discretion to waive, in whole or in part, any or all remaining restrictions (other than, in the case of a Restricted Stock Unit Award which is a Qualified Performance-Based Award, satisfaction of the applicable Performance Goals) with respect to any or all of such Participant's Restricted Stock Units.

SECTION 8. Performance Units.

Performance Units may be issued hereunder to Eligible Individuals, for no cash consideration or for such minimum consideration as may be required by applicable law, either alone or in addition to other Awards granted under this Plan. The Performance Goals to be achieved during any Performance Period and the length of the Performance Period shall be determined by the Committee upon the grant of each Performance Unit. The Committee may, in connection with the grant of Performance Units, designate them as Qualified Performance-Based Awards. The conditions for grant or vesting and the other provisions of Performance Units (including without limitation any applicable Performance Goals) need not be the same with respect to each recipient. Performance Units may be paid in cash, Shares, other property or any combination thereof, in the sole discretion of the Committee as set forth in the applicable Award Agreement. The maximum value of the property, including cash, that may be paid or distributed to any Participant pursuant to a grant of Performance Units made in any one calendar year shall be $500,000.

SECTION 9. Other Stock-Based Awards

Other Stock-Based Awards may be granted either alone or in conjunction with other Awards granted under this Plan.

SECTION 10. Change in Control Provisions

(a) *General.* The provisions of this Section 10 shall, subject to Section 3(d), apply notwithstanding any other provision of this Plan to the contrary, except to the extent the Committee specifically provides otherwise in an Award Agreement.

(b) *Impact of Change in Control.* Upon the occurrence of a Change in Control, unless otherwise provided in the applicable Award Agreement: (i) all then-outstanding Stock Options and Stock Appreciation Rights shall become fully vested and exercisable, and all Full-Value Awards (other than performance-based Awards) shall vest in full, be free of restrictions, and be deemed to be earned and payable in an amount equal to the full value of such Award, except in each case to the extent that another Award meeting the requirements of Section 10(c) (any award meeting the requirements of Section 10(c), a "Replacement Award") is provided to the Participant pursuant to Section 3(d) to replace such Award (any award intended to be replaced by a Replacement Award, a "Replaced Award"), and (ii) any performance-based Award that is not replaced by a Replacement Award shall be deemed to be earned and payable in an amount equal to the full value of such performance-based Award (with all applicable Performance Goals deemed achieved at the greater of (x) the applicable target level and (y) the level of achievement of the Performance Goals for the Award as determined by the Committee not later than the date of the Change in Control, taking into account performance through the latest date preceding the Change in Control as to which performance can, as a practical matter, be determined (but not later than the end of the applicable Performance Period)).

(c) *Replacement Awards.* An Award shall meet the conditions of this Section 10(c) (and hence qualify as a Replacement Award) if: (i) it is of the same type as the Replaced Award; (ii) it has a value equal to the value of the Replaced Award as of the date of the Change in Control, as determined by the Committee in its sole discretion consistent with Section 3(d); (iii) if the underlying Replaced Award was an equity-based award, it relates to publicly traded equity securities of the Company or the entity surviving the Company following the Change in Control; (iv) it contains terms relating to vesting (including with respect to a Termination of Employment) that are substantially identical to those of the Replaced Award; and (v) its other terms and conditions are not less favorable to the Participant than the terms and conditions of the Replaced Award (including the provisions that would apply in the event of a subsequent Change in Control) as of the date of the Change in Control. Without limiting the generality of the foregoing, a Replacement Award may take the form of a continuation of the applicable Replaced Award if the requirements of the preceding sentence are satisfied. If a Replacement Award is granted, the Replaced Award shall not vest upon the Change in Control. The determination whether the conditions of this Section 10(c) are satisfied shall be made by the Committee, as constituted immediately before the Change in Control, in its sole discretion.

(d) *Termination of Employment.* Notwithstanding any other provision of this Plan to the contrary and unless otherwise determined by the Committee and set forth in the applicable Award Agreement, upon a Termination of Employment of a Participant by the Company other than for Cause within 24 months following a Change in Control, (i) all Replacement Awards held by such Participant shall vest in full, be free of restrictions, and be deemed to be earned in full (with respect to Performance Goals, unless otherwise agreed in connection with the Change in Control, at the greater of (x) the applicable target level and (y) the level of achievement of the Performance Goals for the Award as determined by the Committee taking into account performance through the latest date preceding the Termination of Employment as to which performance can, as a practical matter, be determined (but not later than the end of the applicable Performance Period)), and (ii) unless otherwise provided in the applicable Award Agreement, notwithstanding any other provision of this Plan to the contrary, any Stock Option or Stock Appreciation Right held by the Participant as of the date of the Change in Control that remains outstanding as of the date of such Termination of Employment may thereafter be exercised until the expiration of the stated full Term of such Nonqualified Stock Option or Stock Appreciation Right.

(e) *Definition of Change in Control.* For purposes of this Plan, a "Change in Control" shall mean the happening of any of the following events:

(i) The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 30% or more of either (1) the then outstanding shares of common stock of the Company (the "Outstanding Company Common Stock") or (2) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); *provided, however*, that for purposes of this subsection (i), the following acquisitions shall not constitute a Change of Control: (1) any acquisition directly from the Company, (2) any acquisition by the Company, (3) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any entity controlled by the Company, or (4) any acquisition by any entity pursuant to a transaction which complies with clauses (1), (2) and (3) of subsection (iii) of this Section 10(c); or

(ii) Individuals who, as of the effective date of this Plan, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; *provided, however*, that any individual becoming a director subsequent to the effective date of this Plan whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(iii) Consummation of a reorganization, merger, statutory share exchange or consolidation or similar transaction involving the Company or any of its subsidiaries or sale or other disposition of all or substantially all of the assets of the Company ,or the acquisition of assets or securities of another entity by the Company or any of its subsidiaries (a "Business Combination"), in each case, unless, following such Business Combination, (1) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding shares of common stock (or, for a non-corporate entity, equivalent securities) and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors (or, for a non-corporate entity, equivalent securities), as the case may be, of the entity resulting from such Business Combination (including, without limitation, an entity that, as a result of such transaction, owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business

Combination of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (2) no Person (excluding any entity resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such entity resulting from such Business Combination) beneficially owns, directly or indirectly, 30% or more of, respectively, the then outstanding shares of common stock (or, for a non-corporate entity, equivalent securities) of the entity resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such entity except to the extent that such ownership existed prior to the Business Combination, and (3) at least a majority of the members of the board of directors (or, for a non-corporate entity, equivalent securities) of the entity resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

(iv) The approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

SECTION 11. Qualified Performance-Based Awards; Section 16(B); Section 409A

(a) The provisions of this Plan are intended to ensure that all Stock Options and Stock Appreciation Rights granted hereunder to any Participant who is or may be a "covered employee" (within the meaning of Section 162(m)(3) of the Code) in the tax year in which such Stock Option or Stock Appreciation Right is expected to be deductible to the Company qualify for the Section 162(m) Exemption, and, unless otherwise determined by the Committee, all such Awards shall therefore be considered Qualified Performance-Based Awards and this Plan shall be interpreted and operated consistent with that intention (including, without limitation, to require that all such Awards be granted by a committee composed solely of members who satisfy the requirements for being "outside directors" for purposes of the Section 162(m) Exemption ("Outside Directors")). When granting any Award other than a Stock Option or Stock Appreciation Right, the Committee may designate such Award as a Qualified Performance-Based Award, based upon a determination that (i) the recipient is or may be a "covered employee" (within the meaning of Section 162(m)(3) of the Code) with respect to such Award, and (ii) the Committee wishes such Award to qualify for the Section 162(m) Exemption, and the terms of any such Award (and of the grant thereof) shall be consistent with such designation (including, without limitation, that all such Awards be granted by a committee composed solely of Outside Directors). To the extent required to comply with the Section 162(m) Exemption, no later than 90 days following the commencement of a Performance Period or, if earlier, by the expiration of 25% of a Performance Period, the Committee will designate one or more Performance Periods, determine the Participants for the Performance Periods and establish the Performance Goals for the Performance Periods.

(b) Each Qualified Performance-Based Award (other than a Stock Option or Stock Appreciation Right) shall be earned, vested and/or payable (as applicable) upon the achievement of one or more Performance Goals, together with the satisfaction of any other conditions, such as continued employment, as the Committee may determine to be appropriate.

(c) The full Board shall not be permitted to exercise authority granted to the Committee to the extent that the grant or exercise of such authority would cause an Award designated as a Qualified Performance-Based Award not to qualify for, or to cease to qualify for, the Section 162(m) Exemption.

(d) The provisions of this Plan are intended to ensure that no transaction under this Plan is subject to (and not exempt from) the short-swing recovery rules of Section 16(b) of the Exchange Act ("Section 16(b)"). Accordingly, the composition of the Committee shall be subject to such limitations as the Board deems appropriate to permit transactions pursuant to this Plan to be exempt (pursuant to Rule 16b-3 promulgated under the Exchange Act) from Section 16(b), and no delegation of authority by the Committee shall be permitted if such delegation would cause any such transaction to be subject to (and not exempt from) Section 16(b).

(e) The Plan is intended to comply with the requirements of Section 409A of the Code or an exemption or exclusion therefrom and, with respect to amounts that are subject to Section 409A of the Code, it is intended that this Plan be administered in all respects in accordance with Section 409A of the Code. Each payment under any Award shall be treated as a separate payment for purposes of Section 409A of the Code. In no event may a Participant, directly or indirectly, designate the calendar year of any payment to be made under any Award. Notwithstanding any other provision of this Plan or any Award Agreement to the contrary, in the event that a Participant is a "specified employee" within the meaning of Section 409A of the Code (as determined in accordance with the methodology established by the Company), amounts that constitute "nonqualified deferred compensation" within the meaning of Section 409A of the Code that would otherwise be payable during the six-month period immediately following a Participant's Separation from Service shall instead be paid or provided on the first business day following the date that is six months following the Participant's Separation from Service. If the Participant dies following the Separation from Service and prior to the payment of any amounts delayed on account of Section 409A of the Code, such amounts shall be paid to the personal representative of the Participant's estate within 30 days following the date of the Participant's death (with the first date following the date of the Participant's death being the first day of such 30-day period).

SECTION 12. Term, Amendment And Termination

(a) *Effectiveness*. The Plan was approved by the Board on February 23, 2012, subject to and contingent upon approval by the Company's shareholders. The Plan will be effective as of the date of such approval by the Company's shareholders (the "Effective Date").

(b) *Termination*. The Plan will terminate on the tenth anniversary of the Effective Date. Awards outstanding as of such date shall not be affected or impaired by the termination of this Plan.

(c) *Amendment of Plan*. The Board or the Committee may amend, alter, or discontinue this Plan, but no amendment, alteration or discontinuation shall be made which would materially impair the rights of the Participant with respect to a previously granted Award without such Participant's consent, except such an amendment made to comply with applicable law, including without limitation Section 409A of the Code, Applicable Exchange listing standards or accounting rules. In addition, no amendment shall be made without the approval of the Company's shareholders (a) to the extent such approval is required (1) by applicable law or the listing standards of the Applicable Exchange as in effect as of the date hereof or (2) under applicable law or the listing standards of the Applicable Exchange as may be required after the date hereof, (b) to the extent such amendment would materially increase the benefits accruing to Participants under this Plan, (c) to the extent such amendment would materially increase the number of securities which may be issued under this Plan or (d) to the extent such amendment would materially modify the requirements for participation in this Plan.

(d) *Amendment of Awards*. Subject to Section 5(d), the Committee may unilaterally amend the terms of any Award theretofore granted, but no such amendment shall cause a Qualified Performance-Based Award to cease to qualify for the Section 162(m) Exemption or without the Participant's consent materially impair the rights of any Participant with respect to an Award, except such an amendment made to cause this Plan or Award to comply with applicable law, Applicable Exchange listing standards or accounting rules.

SECTION 13. UNFUNDED STATUS OF PLAN

It is presently intended that this Plan constitute an "unfunded" plan for incentive and deferred compensation. The Committee may authorize the creation of trusts or other arrangements to meet the obligations created under this Plan to deliver Common Stock or make payments; *provided, however*, that unless the Committee otherwise determines, the existence of such trusts or other arrangements is consistent with the "unfunded" status of this Plan.

SECTION 14. GENERAL PROVISIONS

(a) *Conditions for Issuance*. The Committee may require each person purchasing or receiving Shares pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the Shares without a view to the distribution thereof. The certificates for such Shares may include any legend which the Committee deems appropriate to reflect any restrictions on transfer. Notwithstanding any other provision of this Plan or agreements made pursuant thereto, the Company shall not be required to issue or deliver any certificate or certificates for Shares under this Plan prior to fulfillment of all of the following conditions: (i) listing or approval for listing upon notice of issuance, of such Shares on the Applicable Exchange; (ii) any registration or other qualification of such Shares of the Company under any state or federal law or regulation, or the maintaining in effect of any such registration or other qualification which the Committee shall, in its absolute discretion upon the advice of counsel, deem necessary or advisable; and (iii) obtaining any other consent, approval, or permit from any state or federal governmental agency which the Committee shall, in its absolute discretion after receiving the advice of counsel, determine to be necessary or advisable.

(b) *Additional Compensation Arrangements*. Nothing contained in this Plan shall prevent the Company or any Subsidiary or Affiliate from adopting other or additional compensation arrangements for its employees.

(c) *No Contract of Employment*. The Plan shall not constitute a contract of employment, and adoption of this Plan shall not confer upon any employee any right to continued employment, nor shall it interfere in any way with the right of the Company or any Subsidiary or Affiliate to terminate the employment of any employee at any time.

(d) *Required Taxes*. No later than the date as of which an amount first becomes includible in the gross income of a Participant for federal, state, local or foreign income or employment or other tax purposes with respect to any Award under this Plan, such Participant shall pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, any federal, state, local or foreign taxes of any kind required by law to be withheld with respect to such amount. Unless otherwise determined by the Company, withholding obligations may be settled with Common Stock, including Common Stock that is part of the Award that gives rise to the withholding requirement, having a Fair Market Value on the date of withholding equal to the minimum amount (and not any greater amount) required to be withheld for tax purposes, all in accordance with such procedures as the Committee establishes. The obligations of the Company under this Plan shall be conditional on such payment or arrangements, and the Company and its Affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to such Participant. The Committee may establish such procedures as it deems appropriate, including making irrevocable elections, for the settlement of withholding obligations with Common Stock.

(e) *Limitation on Dividend Reinvestment and Dividend Equivalents*. Reinvestment of dividends in additional Restricted Stock at the time of any dividend payment, and the payment of Shares with respect to dividends to Participants holding Awards of Restricted Stock Units, shall only be permissible if sufficient Shares are available under Section 3 for such reinvestment or payment (taking into account then-outstanding Awards). In the event that sufficient Shares are not available for such reinvestment or payment, such reinvestment or payment shall be made in the form of a grant of Restricted Stock Units equal in number to the Shares that would have been obtained by such payment or reinvestment, the terms of which Restricted Stock Units shall provide for settlement in cash and for dividend equivalent reinvestment in further Restricted Stock Units on the terms contemplated by this Section 14(e).

(f) *Designation of Death Beneficiary.* The Committee shall establish such procedures as it deems appropriate for a Participant to designate a beneficiary to whom any amounts payable in the event of such Participant's death are to be paid or by whom any rights of such eligible Individual, after such Participant's death, may be exercised.

(g) *Subsidiary Employees.* In the case of a grant of an Award to any employee of a Subsidiary, the Company may, if the Committee so directs, issue or transfer the Shares, if any, covered by the Award to the Subsidiary, for such lawful consideration as the Committee may specify, upon the condition or understanding that the Subsidiary will transfer the Shares to the employee in accordance with the terms of the Award specified by the Committee pursuant to the provisions of this Plan. All Shares underlying Awards that are forfeited or canceled revert to the Company.

(h) *Governing Law and Interpretation.* The Plan and all Awards made and actions taken thereunder shall be governed by and construed in accordance with the laws of the State of Oregon, without reference to principles of conflict of laws. The captions of this Plan are not part of the provisions hereof and shall have no force or effect.

(i) *Non-Transferability.* Except as otherwise provided in Sections 5(i), 6(c)(ii) and 7(b)(ii) or as determined by the Committee, Awards under this Plan are not transferable except by will or by laws of descent and distribution.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

[X] Annual Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

Commission file number ~~0-10997~~ 1-34509

WEST COAST BANCORP

(Exact name of registrant as specified in its charter)

Oregon	93-0810577
(State or other jurisdiction of incorporation or organization)	I.R.S. Employer Identification Number

5335 Meadows Road – Suite 201, Lake Oswego, Oregon 97035
(Address of principal executive offices)(Zip code)

(503) 684-0884
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: Common Stock
(Title of Class)
Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes [ ] No [X]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form.10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

[ ] Large Accelerated Filer [X] Accelerated Filer [ ] Non-accelerated Filer [ ] Smaller Reporting Company

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.
Yes [ ] No [X]

The aggregate market value of registrant's Common Stock held by non-affiliates of the registrant on June 30, 2011, was approximately $323,737,000.

The number of shares of registrant's Common Stock outstanding on January 31, 2012, was 19,298,992.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the West Coast Bancorp Definitive Proxy Statement for the 2012 annual meeting of shareholders of West Coast Bancorp are incorporated by reference into Part III of this Form 10-K.

Table of Contents

Forward Looking Statement Disclosure

Statements in this Annual Report of West Coast Bancorp ("Bancorp" or the "Company") regarding future events or performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "PSLRA") and are made pursuant to the safe harbors of the PSLRA. The Company's actual results could be quite different from those expressed or implied by the forward-looking statements. Words such as "could," "may," "should," "plans," "believes," "anticipates," "estimates," "predicts," "expects," "projects," "potential," or "continue," or words of similar meaning, often help identify "forward-looking statements," which include any statements that expressly or implicitly predict future events, results, or performance. Factors that could cause events, results or performance to differ from those expressed or implied by our forward-looking statements include, among others, risks discussed in Item 1A, "Risk Factors" of this report, risks discussed elsewhere in the text of this report, as well as the following specific factors:

- General economic conditions, whether national or regional, and conditions in real estate markets, that may hinder our ability to increase lending activities or have an adverse effect on the demand for our loans and other products, our credit quality and related levels of nonperforming assets and loan losses, and the value and salability of the real estate that we own or that is the collateral for many of our loans;
- Changing bank regulatory conditions, policies, or programs, whether arising as new legislation or regulatory initiatives, that could lead to restrictions on activities of banks generally or West Coast Bank (the "Bank") in particular, increased costs, including deposit insurance premiums, price controls on debit card interchange, regulation or prohibition of certain income producing activities, or changes in the secondary market for bank loan and other products;
- Competitive factors, including competition with community, regional and national financial institutions, that may lead to pricing pressures that reduce yields the Bank earns on loans and increase rates the Bank pays on deposits, the loss of our most valued customers, defection of key employees or groups of employees, or other losses;
- Increasing or decreasing interest rate environments, including changes in the slope and level of the yield curve, which may be caused by the Federal Reserve Bank's public comments about future direction and level of interest rates, that could lead to decreases in net interest margin, lower net interest and fee income, including lower gains on sales of loans, and changes in the value of our investment securities;
- Failure to develop, implement, and distribute competitive and client value added products, that may adversely affect our ability to generate profitable revenue sources;
- Any failure to successfully implement expense reduction initiatives and realize expected efficiencies, while retaining revenues, that may result in us realizing less benefits from our cost reduction initiatives than expected; and
- Changes or failures in technology or third party vendor relationships in important revenue production or service areas or increases in required investments in technology that could reduce our revenues, increase our costs, or lead to disruptions in our business.

Furthermore, forward-looking statements are subject to risks and uncertainties related to the Company's ability to, among other things: dispose of properties or other assets obtained through foreclosures at expected prices and within a reasonable period of time; attract and retain key personnel; generate loan and deposit balances at projected spreads; sustain fee generation including gains on sales of loans; maintain asset quality and control risk; limit the amount of net loan charge-offs; adapt to changing customer deposit, investment and borrowing behaviors; control expenses; and monitor and manage its financial reporting, operating and disclosure control environments.

Readers are cautioned not to place undue reliance on our forward-looking statements, which reflect management's analysis only as of the date of the statements. We do not intend to publicly revise or update forward-looking statements to reflect events or circumstances that arise after the date of this report.

Readers should carefully review all disclosures we file from time to time with the Securities and Exchange Commission ("SEC").

PART I

ITEM 1. BUSINESS

General

West Coast Bancorp ("Bancorp" or the "Company") is a bank holding company headquartered in Lake Oswego, Oregon. Bancorp's principal business activities are conducted through its full-service, commercial bank subsidiary, West Coast Bank (the "Bank"), an Oregon state-chartered bank with deposits insured by the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 2011, the Bank had facilities in 41 cities and towns in western Oregon and southwestern Washington, operating a total of 55 full-service and five limited-service branches and a Small Business Administration ("SBA") lending office in Vancouver, Washington. The Company, in January 2012, notified the FDIC and the Oregon Department of Consumer and Business Services Division of Finance and Corporate Securities (the "DFCS") that it will close two limited service branches in April 2012. Bancorp also owns West Coast Trust Company, Inc. ("West Coast Trust"), an Oregon trust company that provides agency, fiduciary and other related trust services with offices in Portland and Salem, Oregon.

Bancorp reports two principal operating segments in the notes to its financial statements: West Coast Bank and West Coast Trust and parent company related operations. For more information regarding Bancorp's operating segments, see Note 21 "Segment and Related Information" to the Company's audited consolidated financial statements included under the section "Financial Statements and Supplementary Data" in Item 8 of this report.

Historical Information. Bancorp enjoyed a period of sustained growth from 2000 – 2007. However, in late 2007, with the onset of a significant slowdown in economic activity and unprecedented disruptions in the real estate and credit markets, the prior years of growth ended, and the Company experienced significant net losses for two consecutive years, including losses of $6.3 million in 2008 and $91.2 million in 2009, and its balance sheet contracted. During this period, the Bank experienced significant loan losses, particularly in the residential real estate construction area. The prolonged recession and severe slump in housing and other real estate markets has continued to limit new residential real estate construction and negatively impact the value of the property that serves as collateral for many loans.

Beginning in 2008, Bancorp and the Bank took several steps to preserve capital and sustain or improve regulatory capital ratios. The Bank carefully managed its capital position; reducing risk weighted assets, and focused on limiting operating expenses. During 2009 and 2010, Bancorp also raised a significant amount of new capital.

As part of its capital raising efforts, in October 2009, Bancorp received net proceeds of $139.2 million in a private capital raise (referred to in this report as, the "Private Capital Raise") in which it issued, after giving effect to a one-for-five reverse split of the Company's common stock in May 2011 (see "Reverse Stock Split" below): 14,288,490 shares of Common Stock; 121,328 shares of mandatorily convertible cumulative participating preferred stock, Series B ("Series B Preferred Stock") convertible into 1,213,280 shares of Common Stock upon satisfaction of certain conditions; and Class C Warrants exercisable for a total of 240,000 shares of Series B Preferred Stock at a price of $100.00 per share (the "Class C Warrants") that are, in turn, convertible into 2,400,000 shares of Common Stock, also upon satisfaction of certain conditions. For additional information regarding Reverse Stock Split, see Note 1 "Summary of Significant Accounting Policies" to the Company's audited consolidated financial statements included under Item 8 of this report.

Following the private capital raise, Bancorp conducted a rights offering of up to 1.0 million shares of Common Stock at a subscription price of $10.00 per share during the first quarter 2010, with net proceeds of $9.3 million, and in June 2010, Bancorp sold, through a discretionary equity issuance program, an aggregate of .56 million shares of Common Stock at an average sales price of $14.00 per share, with aggregate gross sales proceeds of $7.9 million.

Regulatory capital ratios at Bancorp and the Bank improved significantly as a result of the Company's capital raising activities and efforts to reduce risk weighted assets. These improvements have continued as Bancorp has generated net income over the past 18 months. For additional information regarding regulatory capital, see the discussion under the subheading "Capital Resources" in Item 7 of this report.

Among the effects of recent events, the Bank has experienced a significant reduction in the size of its loan portfolio and a significant increase in its portfolio of investment securities. This shift in earning asset mix has resulted in significant downward pressure on Bancorp's net interest income and margin. That said, management believes that the current strong capital base and liquidity position, positions the Bank well for the future, allowing the Company the operating flexibility to pursue its business strategies going forward.

As of December 31, 2011, Bancorp had total assets of $2.43 billion, with total net loans of $1.47 billion and total investment securities of $729.8 million. Bancorp's total deposits at December 31, 2011, were $1.92 billion and stockholders' equity was $314.5 million. At December 31, 2010, Bancorp had total assets of $2.46 billion, total net loans of $1.50 billion and total investment securities of $646.1 million. Bancorp's total deposits at December 31, 2010, were $1.94 billion, with stockholders' equity of $272.6 million. At December 31, 2011, tangible book value per share was $15.20 up from $13.02 at December 31, 2010.

Net income for the year ending December 31, 2011 was $33.8 million or $1.58 per diluted share, up from net income of $3.2 million or $.16 per diluted share for the year ending December 31, 2010. The Company reported a net loss of $91.2 million or $29.15 per diluted share for the year ending December 31, 2009.

Bancorp and the Bank are each parties to an agreement with regulators. For more information regarding these regulatory agreements, see the discussion under the subheading "Current Regulatory Actions" in the section "Supervision and Regulation" included in Item 1 of this report.

Reverse Stock Split. As a result of the Reverse Stock Split, the number of outstanding shares of common stock declined from 96.4 million shares to 19.3 million shares as of May 19, 2011, and the number of authorized shares of common stock was reduced from 250 million to 50 million. Proportional adjustments were also made to the shares available under the Company's stock incentive plans and the conversion or exercise rights of the Company's outstanding preferred stock, restricted stock, stock options and warrants. Outstanding preferred stock was unaffected by the Reverse Stock Split, only resulting conversion rights into common stock reflect the Reverse Stock Split.

West Coast Bank

The Bank traces its origins to a bank organized in 1925 under the name The Bank of Newport. The Bank in its current form resulted from the merger on December 31, 1998, of the Bank of Newport of Newport, Oregon, The Commercial Bank of Salem, Oregon, Bank of Vancouver of Vancouver, Washington and Centennial Bank of Olympia, Washington, into a single entity. This entity was re-named West Coast Bank. The Bank's headquarters is located in Lake Oswego, Oregon.

The Bank's Oregon branches are located in the following cities and towns: Beaverton, Canby, Clackamas, Dallas, Depoe Bay, Dundee, Eugene (2), Forest Grove, Gresham, Happy Valley, Hillsboro (2), Keizer (3), King City, Lake Oswego, Lincoln City, McMinnville, Molalla, Monmouth, Mt. Angel, Newberg, Newport (2), North Plains, Oregon City, Portland (5), Salem (5), Silverton, Stayton, Sublimity, Tigard, Tualatin, Waldport, Wilsonville and Woodburn (3). The Bank's Washington branches are located in Centralia, Chehalis, Hoodsport, Lacey (2), Olympia (2), Shelton, Tukwila and Vancouver (3).

The primary business strategy of the Bank is to provide comprehensive banking and related financial services within its local communities. The Bank emphasizes the diversity and accessibility of its product lines and services and conducts its business consistent with its client value proposition, which is to provide products typically associated with larger financial organizations, while maintaining the local decision making authority, market knowledge and customer service orientation typically associated with a community bank. The Bank focuses on four targeted areas: 1) high value consumers, 2) small businesses that desire streamlined packaged products, 3) commercial businesses that benefit from customized lending, deposit, cash management, and investment solutions and 4) the principals and employees of associated commercial clients who have a commercial relationship with West Coast Bank.

For consumer banking customers, the Bank offers a variety of checking and savings accounts, check cards, and competitive borrowing products. Consumer accounts consist of three streamlined checking account types, each specifically designed to meet the needs of a unique market segment. Because of the straightforward and easy to understand product design, our branch staff are able to quickly and easily help clients identify the account that best fits their needs. Financing products for consumers include residential real estate mortgage loans, home equity lines and loans, personal lines of credit and consumer credit cards. Customers have access to the Bank's products and services through a variety of convenient channels such as 24 hour 7 day a week automated phone and internet access, a personal customer service center accessed by phone, and ATMs, as well as through our branch locations.

For business banking customers, the Bank offers customized deposit products tailored for specific needs, including a variety of checking accounts; sophisticated internet-based cash management and payment solution products, such as iDeposit℠ - remote deposit capture. The Bank recently began offering a new business online suite of products called eBiz Access PLUS℠, which offers commercial clients a customized Treasury Management Online Banking system featuring enhanced security features, real time customizable reports, and expanded treasury management services that are all accessed through a customized dashboard. Customized financing packages provide businesses with a comprehensive suite of credit facilities that include general commercial loans, revolving lines of credit, real estate loans and lines to support construction, owner occupied and investor financing and SBA loans. The Bank also offers business credit cards (VISA), extensive merchant service options, equipment leasing through vendor alliances, and other types of business credit.

The Bank is committed to community banking and intends to remain community-focused. Bancorp's strategic vision includes greater commercial banking market penetration, coupled with focused distribution capability in targeted Pacific Northwest markets. The Bank intends to grow its distribution in target markets through continued product expansion and use of new technology, including a full range of transaction and payment system capabilities.

West Coast Trust

West Coast Trust provides trust services and life insurance products to individuals, for-profit and not for-profit businesses and institutions. West Coast Trust acts as fiduciary of estates and conservatorships, and as a trustee under various wills, trusts, and pension and profit-sharing plans. The main office of West Coast Trust is located at 1000 SW Broadway, Suite 1100, Portland, Oregon 97205, (503) 279-3911. The market value of assets managed for others at December 31, 2011, was $287.6 million.

West Coast Statutory Trusts III, IV, V, VI, VII and VIII

West Coast Statutory Trusts III, IV, V, VI, VII and VIII are wholly-owned subsidiary trusts of Bancorp formed to facilitate the issuance of trust preferred securities. The trusts were organized in September 2003, March 2004, April 2006, December 2006, March 2007 and June 2007, respectively, in connection with six offerings of trust preferred securities. In September 2009, the Company elected to defer interest payments related to all of its trust preferred securities. During the second quarter of 2011, the Company paid all previously deferred interest on its trust preferred securities and, following regulatory approvals, continues to pay quarterly interest payments as they become due. For more information regarding Bancorp's issuance of trust preferred securities, see Note 10 "Junior Subordinated Debentures" to the Company's audited financial consolidated statements included under the section "Financial Statements and Supplementary Data" in Item 8 of this report. For more information regarding risks related to our trust preferred securities and junior subordinated debentures see the discussion under the section "Risk Factors" in Item 1A of this report.

Additional Information

Bancorp's filings with the SEC, including its annual report on Form 10-K, quarterly reports on Form 10-Q, periodic reports on Form 8-K and amendments to these reports, are accessible free of charge at our website at http://www.wcb.com as soon as reasonably practicable after filing with the SEC. By making this reference to our website, we do not intend to incorporate into this report any information contained in the website. The website should not be considered part of this report.

The SEC maintains a website at http://www.sec.gov that contains periodic reports, proxy and information statements, and other information regarding issuers with publicly traded securities, including the Company.

Employees

At December 31, 2011, Bancorp and its subsidiaries had approximately 718 employees. None of these employees are represented by labor unions. Management believes that Bancorp's relationship with its employees is good. Bancorp emphasizes a positive work environment for its employees and our work environment is measured annually utilizing an anonymous employee survey. Results continue to indicate a high level of employee satisfaction. Management continually strives to retain top talent as well as provide career development opportunities to enhance skill levels. A number of benefit programs are available to eligible employees.

Competition

Commercial banking in the state of Oregon and southwest Washington is highly competitive with respect to providing banking services, including making loans and attracting deposits. The Bank competes with other banks, as well as with savings and loan associations, savings banks, credit unions, mortgage companies, investment banks, insurance companies, securities brokerages and other financial institutions. Banking in Oregon and Washington is dominated by several large banking institutions, including U.S. Bank, Wells Fargo Bank, Bank of America, and JPMorgan Chase Bank, which together account for a majority of the total commercial and savings bank loans and deposits in Oregon and Washington. These competitors have significantly greater financial resources and offer a greater number of branch locations, higher lending limits, and a variety of services not offered by the Bank. The Bank has attempted to offset some of the advantages of the larger competitors by leveraging technology and third party arrangements to deliver contemporary product solutions and better compete in targeted customer segments. The Bank has positioned itself successfully as a local alternative to banking conglomerates that may be perceived by customers or potential customers to be impersonal, out-of-touch with the community, or simply not interested in providing banking products and services to some of the Bank's target customers.

In addition to larger institutions, numerous "community" banks and credit unions operate in the Bank's market areas. As a result of very weak real estate market conditions over the past few years, a number of banks and credit unions have developed a similar focus as the Bank. These institutions have further increased competition, particularly in the Portland metropolitan area, where the Bank has enjoyed growth in past years and focused much of its expansion efforts. Additionally, a heightened focus by larger institutions on Bancorp's target market segments, such as small businesses, has led to intensified competition in all aspects of Bancorp's business.

The financial services industry has experienced widespread consolidation over the last decade. Bancorp anticipates that consolidation among financial institutions in its market areas will continue and perhaps accelerate as a result of financial distress in the industry, intensified competition for the same customer segments, and significantly increased regulatory burdens and rules that are expected to increase expenses and put pressure on revenues.

Supervision and Regulation

Bancorp is an Oregon corporation headquartered in Lake Oswego, Oregon, and is registered with the Federal Reserve as a bank holding company. The Bank is an Oregon state bank and is not a member of the Federal Reserve System. The Bank's primary federal regulator is the FDIC and, at the state level, the DFCS.

The laws and regulations applicable to Bancorp and its subsidiaries are primarily intended to protect borrowers and depositors of the Bank and not stockholders of Bancorp. Various proposals to change the laws and regulations governing the banking industry are currently pending in Congress, in the state legislatures and before the various bank regulatory agencies. As a result of the Dodd-Frank Act (as defined below), the creation of the Consumer Financial Protection Bureau and the current economic climate and regulatory environment, there is a high likelihood of enactment of new banking legislation and promulgation of new banking regulations. The following is a brief description of the significant laws and regulations that govern our activities.

Bank Holding Company Regulation

As a registered bank holding company, Bancorp is subject to the supervision of, and regular inspection by, the Federal Reserve pursuant to the Bank Holding Company Act of 1956, as amended (the "BHCA"). In addition, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act") and subject to certain conditions, the FDIC has backup enforcement authority over bank holding companies, such as Bancorp, if the conduct or threatened conduct of the bank holding company poses a risk to the Deposit Insurance Fund. Bancorp must file reports with the Federal Reserve and must provide it with such additional information as it may require. The BHCA restricts the direct and indirect activities of Bancorp to banking, managing or controlling banks and other subsidiaries authorized under the BHCA, and activities that are closely related to banking or managing or controlling banks. Bank holding companies like Bancorp must, among other things, obtain prior Federal Reserve approval before they: (1) acquire direct or indirect ownership or control of any voting shares of any bank or bank holding company that results in total ownership or control, directly or indirectly, of more than 5% of the outstanding shares of any class of voting securities of such bank or bank holding company; (2) merge or consolidate with another bank holding company; or (3) acquire substantially all of the assets of another bank or bank holding company.

Bank holding companies must also act as a source of financial and managerial strength to subsidiary banks. This means that Bancorp is required to commit, as necessary, resources to support the Bank.

Subsidiary banks of a bank holding company are subject to certain other restrictions under the Federal Reserve Act and Regulation W which restricts transactions with affiliates. These restrictions may limit Bancorp's ability to obtain funds from the Bank for its cash needs, including funds for payment of interest on its junior subordinated debentures, cash dividends and operational expenses.

Bank Regulation

General. The Bank is an Oregon state-bank and is not a member of the Federal Reserve System. The Bank conducts banking business in Oregon and Washington. The Bank is subject to supervision and regulation by the DFCS, the FDIC and to a lesser extent, the Washington Department of Financial Institutions. The Bank's regulators conduct regular examinations of the Bank and have the authority to prohibit the Bank from engaging in unsafe or unsound banking practices.

Deposit Insurance. Eligible deposits maintained at the Bank are insured by the FDIC up to $250,000 per account, and from December 31, 2010, through December 31, 2012, a depositor's funds in a non-interest bearing transaction account or an Interest on Lawyers Trust Account are fully insured. The Bank is required to pay quarterly deposit insurance premiums to the FDIC. Premiums are based on an assessment of how much risk a particular institution presents to the Deposit Insurance Fund. Banks with higher levels of capital and a low degree of supervisory concern are assessed lower premiums than banks with lower levels of capital or a higher degree of supervisory concern. The FDIC may terminate deposit insurance if it determines the institution involved has engaged in or is engaging in unsafe or unsound banking practices, is in unsafe or unsound condition, or has violated applicable laws, regulations or orders.

Community Reinvestment Act and Fair Lending and Reporting Requirements. The Bank is subject to the Community Reinvestment Act of 1977, as amended ("CRA") and to certain fair lending and reporting requirements that relate primarily to home mortgage lending operations. The CRA generally requires the federal banking agencies to evaluate the record of a financial institution in meeting the credit needs of its local communities, including low- and moderate-income neighborhoods, consistent with the safe and sound operation of the institution. The federal banking agencies may take into account compliance with the CRA when regulating and supervising other activities, such as evaluating mergers, acquisitions and applications to open a branch or facility. In connection with its assessment of CRA performance, the FDIC assigns a rating of "outstanding," "satisfactory," "needs to improve" or "substantial noncompliance." The Bank's most recent CRA rating, based on an examination in September 2010, was satisfactory. There are several rules and regulations governing fair lending and reporting practices by financial institutions. A bank may be subject to substantial damages, penalties and corrective measures for any violation of fair lending and reporting, including credit reporting, laws and regulations.

Consumer Privacy And Information Security. Financial Institutions, such as the Bank, are required by statute and regulation to disclose their privacy policies. In addition, we must appropriately safeguard our customers' nonpublic, personal information.

Consumer Financial Protection Bureau. The Dodd-Frank Act, signed into law by the President on July 21, 2010, among other things, created a new Consumer Financial Protection Bureau ("CFPB"). As required by the Dodd-Frank Act, jurisdiction for all existing consumer protection laws and regulations has been transferred to the CFPB. In addition, the CFPB is granted authority to promulgate new consumer protection regulations for banks and nonbank financial firms offering consumer financial services or products to ensure that consumer are protected from "unfair, deceptive, or abusive" acts or practices. The CFPB has begun conducting studies of existing consumer protection regulations to gauge their effectiveness and to solicit comment on potential new regulations.

Non-Capital Safety and Soundness Standards. The Federal Reserve and the FDIC have prescribed, by regulation, non-capital safety and soundness standards for institutions under their authority. These standards cover internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, and other operational and managerial standards as the agency determines to be appropriate, and standards for asset quality, earnings and stock valuation. An institution that fails to meet these standards must develop a plan acceptable to the agency, specifying the steps it will take to meet the standards. Failure to submit a plan may subject the institution to regulatory sanctions. We believe the Bank is in compliance with these standards.

Capital Adequacy Requirements

Federal bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks. If capital falls below minimum levels, the bank holding company or bank may, among other things, be denied approval to acquire or establish additional banks or non-bank businesses or to open new facilities.

The FDIC and Federal Reserve use risk-based capital guidelines for banks and bank holding companies. Risk-based guidelines are designed to make capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off balance sheet exposure and to minimize disincentives for holding liquid low-risk assets. Assets and off balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off balance sheet items.

The guidelines are minimums and the Federal Reserve may require that a banking organization maintain ratios in excess of the minimums, particularly organizations contemplating significant expansion. Current guidelines require all bank holding companies and federally-regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier 1 capital. Tier 1 capital for bank holding companies includes common stockholders' equity, qualifying preferred stock and minority interests in equity accounts of consolidated subsidiaries, minus certain deductions, including goodwill, mortgage servicing assets, other identifiable intangible assets, and deferred tax assets subject to a disallowance.

The Federal Reserve also monitors a leverage ratio, which is Tier 1 capital as a percentage of total quarterly average tangible assets. The principal objective of the leverage ratio is to constrain the degree to which a bank holding company may leverage its equity capital base. The Federal Reserve requires a minimum leverage ratio of 3%.

For more information regarding the Bank and Bancorp's capital and leverage ratios, see the discussion under the section "Capital Resources" in the Item 7 of this report. For more information regarding regulatory enforcement actions that increase minimum ratios applicable to Bancorp and the Bank, see the discussion under the subheading "Current Regulatory Actions" in this section below.

The Federal Deposit Insurance Corporation Improvement Act ("FDICIA"), among other things, created a statutory framework of supervisory actions indexed to the capital level of the individual institution. Under regulations adopted by the FDIC, an institution is assigned to one of five capital categories - well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized - depending on its total risk-based capital ratio, Tier 1 risk-based capital ratio, and leverage ratio, together with certain subjective factors including, but not limited to an overall assessment of profitability, liquidity, interest rate sensitivity, and the level and severity, especially relative to capital, of nonperforming and classified assets. Undercapitalized, significantly undercapitalized, and critically undercapitalized banks are subject to certain mandatory supervisory corrective actions.

Pursuant to a Memorandum of Understanding ("MOU") with the FDIC and DFCS, the Bank must, among other things, maintain higher levels of capital than required by published capital adequacy requirements, as discussed above.

Dividends

Substantially all of our activities are conducted through the Bank. Consequently, as the parent company of the Bank, the Company receives substantially all of its revenue as dividends from the Bank. The banking regulators may prohibit banks and bank holding companies from paying dividends that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. Oregon law also limits a bank's ability to pay dividends.

Pursuant to the MOU with the FDIC and DFCS, the Bank is prohibited from paying dividends without the consent of the FDIC and DFCS. Pursuant to a Written Agreement ("Written Agreement") with the Federal Reserve Bank of San Francisco ("Reserve Bank") and DFCS, Bancorp is prohibited from paying dividends and making payments of interest or principal on subordinated indebtedness or trust preferred securities without the prior consent of the Reserve Bank, the Director of Banking Supervision and Regulation of the Board of Governors of the Federal Reserve System (the "Federal Reserve Director"), and the DFCS. Since June 2011, the Company has received permission to pay all interest payments on subordinated indebtedness from our regulatory authorities; however, there is no assurance that future approvals will be received. For more information regarding regulatory actions, see the discussion under the subheading "Current Regulatory Actions" in this section below.

Other Laws and Regulations

Interstate Banking and Branching. Subject to certain restrictions, adequately capitalized and managed bank holding companies may purchase banks in any state, and adequately capitalized and managed banks may merge with banks in other states or otherwise expand across state lines. Bank regulators are required to consult with community organizations before permitting an interstate institution to close a branch in a low income area.

Monetary and Fiscal Policy Effects on Interest Rates. Banking is a business which depends on interest rate differentials. In general, the major portion of a bank's earnings derives from the differences between: (i) interest received by a bank on loans extended to its customers and the yield on securities held in its investment portfolio; and (ii) the interest paid by a bank on its deposits and its other borrowings (the bank's "cost of funds.") Thus, our earnings and growth are constantly subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary, fiscal and related policies of the United States and its agencies, particularly the Federal Reserve and the U.S. Treasury. The nature and timing of changes in such policies and their impact cannot be predicted.

The Volcker Rule. The Dodd-Frank Act implements the "Volcker Rule", which prohibits "banking entities" such as Bancorp and the Bank from engaging in certain short-term proprietary trading activities and investments. Transactions in certain instruments, including obligations of the U.S. Government or a U.S. Government agency, government-sponsored enterprises, and state and local governments will be exempt from the prohibitions. The Volcker Rule also prohibits Bancorp and the Bank from owning, sponsoring, or having certain relationships with any hedge funds or private equity funds subject to certain exemptions. The prohibitions and restrictions of the Volcker Rule will not take effect until after publication of final interagency rules implementing the Volcker Rule. Upon effectiveness of the final interagency rules, Bancorp and the Bank will be afforded a two-year conformance period during which they can wind down, sell, or otherwise conform their respective activities, investments and relationships to the requirements of the Volcker Rule. When promulgated, Bancorp and the Bank will review the implications of the final interagency rules on their respective investments and relationships and will take all necessary actions to maintain regulatory compliance.

Overdraft Programs. The Electronic Funds Transfer Act (the "EFTA") provides a basic framework for establishing the rights, liabilities, and responsibilities of consumers who use electronic funds transfer ("EFT") systems. The EFTA is implemented by the Federal Reserve's Regulation E, which governs transfers initiated through ATMs, point-of-sale terminals, payroll cards, automated clearinghouse ("ACH") transactions, telephone bill-payment plans, or remote banking services. Regulation E requires consumers to opt in (affirmatively consent) to participation in the Bank's overdraft service program for ATM and one-time debit card transactions before overdraft fees may be assessed on the consumer's account. Notice of the opt-in right must be provided to all new customers who are consumers, and the customer's affirmative consent must be obtained, before charges may be assessed on the consumer's account for paying such overdrafts.

Regulation E also provide bank customers with an ongoing right to revoke consent to participation in an overdraft service program for ATM and one-time debit card transactions and prohibits banks from conditioning the payment of overdrafts for checks, ACH transactions, or other types of transactions that overdraw the consumer's account on the consumer's opting into an overdraft service for ATM and one-time debit card transactions. For customers who do not affirmatively consent to overdraft service for ATM and one-time debit card transactions, a bank must provide those customers with the same account terms, conditions, and features that it provides to consumers who do affirmatively consent, except for the overdraft service for ATM and one-time debit card transactions.

On November 24, 2010, the FDIC issued FIL-81-2010 to provide "guidance" ("Overdraft Guidance") on automated overdraft service programs to ensure that a bank mitigates the risks associated with offering automated overdraft payment programs and complies with all consumer protection laws and regulations.

Regulation E and the Overdraft Guidance may have a substantial negative impact on the Bank's revenue from overdraft service fees and non-sufficient funds ("NSF") charges if customers elect to not opt-in or subsequently elect to opt-out. For more information regarding risks facing Bancorp and the Bank, see the discussion under the section "Risk Factors" in Item 1A of this report.

Current Regulatory Actions

Regulatory Order. On October 18, 2011, the Bank received a regulatory order ("Order") from the FDIC relating to its overdraft practices. As part of the Order, the Bank agreed to implement certain procedural improvements relating to its compliance function and overdraft program, pay a civil money penalty of $390,000, and make restitution to certain customers in accordance with the formula set out in the Order of approximately $246,000.

Additional information regarding the Order is available in the Company's Current Report on Form 8-K, reporting entry into the agreement with the FDIC, filed with the SEC on October 24, 2011.

Bank Memorandum of Understanding. On October 6, 2010, the Bank entered into a MOU with the FDIC and DFCS. The MOU requires that during the life of the MOU the Bank may not pay dividends without the written consent of the FDIC and DFCS and that the Bank maintain higher levels of capital than required by published capital adequacy requirements.

Holding Company Written Agreement. On December 15, 2009, Bancorp entered into a Written Agreement with the Reserve Bank and DFCS. The Written Agreement requires that as long as the Written Agreement is in effect, Bancorp may not:

- Declare or pay any dividends without the prior written approval of the Reserve Bank, the Federal Reserve Director, and the DFCS;
- Directly or indirectly take dividends or any other form of payment representing a reduction in capital at the Bank without the prior written approval of the Reserve Bank and the DFCS;
- Make any payments of interest or principal on subordinated indebtedness or trust preferred securities without the prior written approval of the Reserve Bank, the Federal Reserve Director, and the DFCS; or
- Directly or indirectly incur, increase, or guarantee any debt without the prior written approval of the Reserve Bank and the DFCS.

ITEM 1A. RISK FACTORS

The following are risks that management believes are specific to our business. This should not be viewed as an all-inclusive list or in any particular order.

Future loan losses may exceed our allowance for credit losses.

We are subject to credit risk, which is the risk that borrowers will fail to repay loans in accordance with their terms. We maintain an allowance for credit losses that represents management's best estimate, as of a particular date, of the probable amount of loan receivables and unfunded commitments that the Bank will be unable to collect. The process we use to estimate losses inherent in our loan portfolio involves difficult, subjective, and complex judgments, including forecasts of economic conditions and how these economic forecasts might affect the ability of our borrowers to repay their loans. These matters are inherently uncertain, which may, in turn, impact the reliability of estimates. In addition, if our estimates prove to be inaccurate and economic conditions are significantly less favorable than expected or we experience a rapid change in interest rates, our borrowers' ability to repay loans could be adversely affected. Developments of this nature could result in losses in excess of our allowance for credit losses. If we determine that it is appropriate to increase the allowance for credit losses to address changing conditions, we will do so through additional provision for credit losses. Any additional provision for credit losses results in a decrease in net income and may have a material adverse effect on our financial condition, results of operations and regulatory capital position. For more information regarding the Company's allowance for credit losses, see the discussion under the subheading "Allowance for Credit Losses" and "Critical Accounting Policies" included in Item 7 of this report.

A large percentage of our loan portfolio is secured by real estate. As a result, we are particularly vulnerable to continued deterioration in the real estate market in our market areas and other effects.

Approximately 79% of our loan portfolio is secured by real estate. As a result, we are vulnerable to declines in real estate values in the markets in which we operate. We have experienced declining real estate values over the last four years and high levels of net charge-offs and provision for credit losses. While net charge-offs and provision for credit losses have declined, if we experience increases in delinquencies with respect to commercial real estate or other real estate related loans, or continued declines in real estate market values, we would expect increased loan charge-offs and additional provision for credit losses, which could have a material adverse effect on our business, financial condition and results of operations. Because of our significant concentration in loans secured by real estate, we are particularly vulnerable to such effects.

The recession has been particularly severe in the market areas we serve and our results of operations may be adversely affected if the local economies do not improve.

Substantially all of our loans and loan opportunities are to businesses and individuals in our markets in Washington and Oregon. As evidenced by the unemployment rate in Oregon, which hovered at or above 10% from January 2009 through 2010 and remained elevated at 8.9% in December 2011, our region has been severely impacted by the same challenges facing the economy nationally and perhaps more so. The region has also experienced severe declines in residential and commercial real estate values. If we experience further deterioration in economic conditions or a prolonged delay in economic recovery in our market areas, we could face the following consequences, any of which could materially and adversely affect our business: the value of assets that serve as collateral for our loans, especially real estate, may decline further; loan delinquencies, foreclosures and losses on loans and other real estate owned properties ("OREO") could increase; demand for our products and services may decrease or fail to accelerate; and access to low cost or non-interest bearing deposits may decrease.

Financial services legislation and regulatory reforms may have a significant impact on our businesses and results of operations.

Many of the provisions of Dodd-Frank have extended implementation periods and delayed effective dates and will require extensive additional rulemaking by regulatory authorities and multiple additional studies. Dodd-Frank, including future rules implementing its provisions and the interpretations of those rules, could result in a number of adverse impacts on us. The levels of capital and liquidity with which Bancorp and the Bank must maintain to operate may be increased, resulting in decreased leverage and reduced earnings. We may also be subjected to new and/or higher fees to various regulatory entities, including but not limited to deposit insurance premiums to the FDIC. The Bank may also be subject to additional regulations under the newly established CFPB which has been given broad authority to implement new consumer protection regulations. These and other provisions of Dodd-Frank could limit our ability to pursue business opportunities we might otherwise consider, impose additional costs on us, result in significant loss of revenue, impact the value of assets we hold, or otherwise significantly adversely affect our businesses.

Amendments to Regulation E, the FDIC's Overdraft Guidance, and any new regulations may impact our customer's participation in the Bank's overdraft service program and our overdraft fee income may be negatively affected.

Regulation E requires customers who desire to participate in a regulated bank's overdraft service program for ATM and one-time-debit card transactions to affirmatively opt-in to the program. Although the majority of our customers have elected to opt-in to the Bank's overdraft program, we are not able to predict future customer behavior or determine whether new customers will elect to opt-in. FDIC Overdraft Guidance that became effective July 2011, requires banks to, among other things, establish an outreach program to customers who excessively overdraw their account and advise them of lower cost alternatives, institute appropriate daily limits on customer costs and consider eliminating overdraft fees for transactions that overdraw an account by a de minimus amount. The CFPB has indicated that it will be reviewing the overdraft practices of financial institutions and the Office of the Comptroller of the Currency, the primary regulator of national banks, has issued a proposed regulation that is more restrictive than Regulation E and the FDIC's guidance. Therefore, further regulation regarding overdraft practices is possible. If customers do not elect to participate or remain in our overdraft protection program, an important source of noninterest income will be negatively affected.

The Order requires the Bank to mail an opt-in notice to customers to continue participation in the Bank's overdraft service program for ATM and one-time-debit card transactions and customer may elect to opt-out or fail to respond.

The Order requires the Bank to mail a new opt-in notice to all customers who prior to December 20, 2011, opened a checking account with and affirmatively elected to participate in the Bank's overdraft service program for ATM and one-time-debit card transactions. If the customer does not respond within thirty three days from the date of the mailing, then the Bank must remove the customer from participation in the program. The new opt-in notice is being mailed in February 2012, and we do not know how many customers will opt-out or fail to respond. If a substantial number of customers opt-out or fail to respond, there may be a material adverse effect on our non-interest income.

Congressional and regulatory initiatives could have an adverse effect on our business.

Federal and state legislators and regulators continue to pursue increased regulation of how loans are originated, purchased, and sold, and properties are foreclosed. These legislative and regulatory responses may impact how the Bank conducts business, makes and underwrites loans, and buys and sells loans in secondary markets, or lead to changes in the banking industry, lending markets and secondary markets for loans generally. . We are unable to predict whether any legislative or regulatory initiatives will be implemented or what form they will take. Any such actions could affect us in substantial and unpredictable ways and could have an adverse effect on our business, financial condition and results of operations. For more information regarding the regulatory environment in which we operate, see the discussion under the subheading "Supervision and Regulation" included in Item 1 of this report.

Significant legal and regulatory actions could subject us to uninsured liabilities, associated reputational risk, and reduced revenues.

From time to time, we are sued for damages or threatened with lawsuits relating to various aspects of our operations. We may also be subject to investigations and possibly substantial civil money penalties assessed by, or other actions of, federal or state regulators in connection with violations or alleged violations of applicable laws, regulations or standards. We may incur substantial attorney fees and expenses in the process of defending against lawsuits or regulatory actions and our insurance policies may not cover, or cover adequately, the costs of adverse judgments, civil money penalties, and attorney fees and expenses. As a result, we may be exposed to substantial uninsured liabilities, which could adversely affect our results of operations, financial condition, and regulatory capital.

We are subject to reputational risk, which is the potential that negative publicity regarding our business practices, whether true or not, could cause a decline in our customer base, stock price, or general reputation in the markets in which we operate. Reputational risk is heightened in the instance of publicity surrounding lawsuits or regulatory actions. We are presently subject to regulatory agreements with the primary regulators for Bancorp and the Bank. These agreements restrict our activities and could negatively affect our reputation.

Payment systems revenue may be impacted by governmental or payment network action.

Effective October 1, 2011, the maximum permissible interchange fee that certain large banks (with more than $10 billion in assets) may charge merchants for various covered debit card transactions was limited by regulation. Even though we are not covered by the regulation, revenue derived from interchange fees may decrease if the Federal Reserve amends its regulations governing the amount of interchange fees. In addition, the payment card networks may change the amount of interchange fees paid to issuers. The Bank is a Visa debit card issuer and derives noninterest income in the form of interchange fees from its debit cards. A decrease in the amount of interchange fees paid to Bank could have a material adverse effect on our business and results of operations.

Customers may elect to move their accounts to other depository institutions as a result of our new monthly service fees, which may negatively affect our liquidity and fee income.

The Bank offers deposit products to its customers, including checking accounts and money market accounts that provide an important source of liquidity and fee income to the Bank. In the first quarter of 2012 the Bank notified customers that it would begin charging a monthly service fee for checking accounts and money market accounts unless minimum balances were maintained. Customer acceptance of these new features is unknown and it is possible that customers will elect to move their account balances to other depository institutions, which could have an adverse effect on our business and results of operations.

We may fail to realize the anticipated cost savings and other financial benefits of our expense reduction initiatives.

During 2011 Bancorp and the Bank undertook a number of initiatives to reduce expenses. These initiatives included closing five branches, prepaying certain FHLB debt and restructuring a number of contracts with third party vendors. We may not realize the anticipated cost savings of these initiatives. If we fail to do so, there could be an adverse effect on our results of operations and prospects.

Impairment of investment securities could negatively impact our results of operations.

At December 31, 2011, our investment securities portfolio included several securities with unrecognized losses, including, among those, four pooled trust preferred securities with a total amortized cost of $13.8 million and a fair market value of $8.0 million. One of these pooled trust preferred securities was considered other-than-temporarily impaired at December 31, 2011. For additional detail regarding these securities, see Note 2 "Investment Securities" to the Company's audited financial consolidated statements included under the section "Financial Statements and Supplementary Data" in Item 8 of this report. We evaluate the securities portfolio, including expected cash values and the value of any collateral, each reporting period as required by generally accepted accounting principles to determine whether a particular security is other-than-temporary impaired. There can be no assurance that we will not recognize one or more impairment charges in future periods with respect to these or other investment securities. The impact of these impairment matters could have a material adverse effect on our business and results of operations.

Bancorp is restricted from paying cash dividends on its Common Stock, and these restrictions may continue for a significant period of time.

Pursuant to Bancorp's Written Agreement with the Reserve Bank and the DFCS, Bancorp is prohibited, without prior consent of the Reserve Bank, the Federal Reserve Director and the DFCS, from paying dividends, making payments on its junior subordinated securities, or extending credit or otherwise supplying funds to or engaging in certain transactions with the Bank. Additionally, even if Bancorp obtains regulatory approval to pay dividends on Common Stock, we may not pay any such cash dividends unless we are current on interest payments on our junior subordinated debentures issued in connection with our trust preferred securities. For these and other reasons, Bancorp may not resume paying cash dividends on its Common Stock for some time into the future, if at all.

Bancorp is a separate and distinct legal entity from its subsidiaries. Substantially all of Bancorp's funds and revenue are received as dividends from the Bank, which is currently restricted from paying dividends. The Bank may not pay dividends to Bancorp in the near future.

Substantially all of Bancorp's funds and revenue are received as dividends paid from the Bank. Pursuant to the MOU the Bank is prohibited from paying dividends to Bancorp without the consent of the FDIC and the DFCS. We do not know when the FDIC and DFCS would consent to a request from the Bank to pay dividends to Bancorp. In the event the Bank continues to be unable to pay dividends to Bancorp, Bancorp may not be able to service debt or pay other obligations. The inability to receive dividends from the Bank could have a material adverse effect on Bancorp's business, financial condition, including liquidity, and results of operations.

During the third quarter of 2009, we began deferring regularly scheduled interest payments on the junior subordinated debentures issued in connection with our trust preferred securities. Under the terms of the junior subordinated debentures and the trust documents, we have the contractual right to defer payments of interest for up to 20 consecutive quarterly periods without default. During the deferral period, the respective trusts will likewise suspend the declaration and payment of dividends on the trust preferred securities. If the Company fails to bring the deferred payments current prior to the end of the deferral period, then we may be deemed to be in default under the terms of the debentures and subject to various penalties. Commencing in the second quarter of 2011, the Company, with regulatory approval, paid all previously deferred interest and resumed making interest payments on its junior subordinated debentures. There is no assurance that future regulatory approval to make such interest payments will be granted.

Rapidly changing interest rates or prolonged low interest rates could reduce our net interest margin, net interest income, and net income.

Interest and fees on loans and investment securities, net of interest paid on deposits and borrowings, are the principal source of our revenues and thus a driver an important driver of net income. Interest rates and changes in those influence our net interest margin and are subject to many factors beyond our control. As interest rates change, net interest income is affected. It could also lead to decreased demand for loans and other products that are priced based on interest rates. Rapid increases in interest rates could result in interest expense increasing faster than interest income because of mismatches in financial instrument maturities. Rapid decreases in interest rates could result in interest income decreasing faster than interest expense, for example, if management is unable to match decreases in earning assets yields, with reduced rates paid on deposits or borrowings. Additionally, extended periods of low market interest rates, such as we have today and are likely to continue for the near future based on the Federal Reserve's announcements regarding monetary policy, may adversely affect our net interest spread and net interest income because our earning assets yield decreases and stays low during a time that our cost of interest bearing liabilities is already low and cannot be correspondingly reduced further. For more information regarding interest rates, see the discussion under the section "Quantitative and Qualitative Disclosures about Market Risk" in the Item 7A of this report.

We face liquidity risks in the operation of our business.

Liquidity is crucial to the operation of Bancorp and the Bank. Liquidity risk is the potential that Bancorp or the Bank will be unable to fund increases in assets or meet payment obligations, including obligations to the Bank's depositors, as they become due because of an inability to obtain adequate funding or liquidate assets at a reasonable cost. Funding illiquidity may arise at the Bank if we are unable to, at reasonable terms, attract and retain deposits, secure or renew borrowings from the overnight inter-bank market, the FHLB, or the Federal Reserve discount window, or access other sources of liquidity, as described in more detail under the heading "Liquidity and Sources of Funds" in Item 7 of this report. Changes or disruptions to the FHLB system could adversely impact our ability to meet our short-term and long-term liquidity requirements. If we fail to monitor and control our liquidity risks, there may be materially adverse effects on our results of operations and financial condition.

We face operational risks that may result in unexpected losses.

We face various operational risks that arise from the potential that inadequate information systems, operational problems, failures in internal controls, breaches of our security systems, fraud, the execution of unauthorized transactions by employees, or any number of other unforeseen events could result in unexpected losses. Additionally, third party vendors provide key components of our business infrastructure such as internet connections, network access, data reporting, and data processing. Any problems caused by third parties could adversely affect our ability to deliver products and services to our customers and our revenues, expenses, and earnings. Replacing third party vendors, should that be necessary, may entail significant delay and expense.

Our information systems may experience an interruption or breach in security.

The Bank relies on its computer information systems in the conduct of its business. The Bank has policies and procedures in place to protect against and reduce the occurrences of failures, interruptions, or breaches of security of these systems, however, there can be no assurance that these policies and procedures will eliminate the occurrence of failures, interruptions or breaches of security or that they will adequately restore or minimize any such events. The occurrence of a failure, interruption or breach of security of the Bank's computer information systems could result in a loss of information, business or regulatory scrutiny, or other events, any of which could have a material adverse effect on our financial condition or results of operations.

The financial services industry is very competitive and failure to develop, implement, and distribute competitive products to generate profitable revenue sources or to implement expense reduction initiatives, while maintaining revenues and efficiencies, could affect our net income.

We face competition in attracting and retaining deposits, making loans and providing other financial services. Our competitors include other community banks, larger banking institutions, and a wide range of other financial institutions, such as credit unions, government-sponsored enterprises, mutual fund companies, insurance companies and other non-bank businesses. Many of these competitors have substantially greater resources than us. The challenging real estate market conditions and modest loan demand over the past few years have caused intense pricing pressures for loans to qualified borrowers, which impacts spreads we obtain on loans. For a more complete discussion of our competitive environment, see the discussion under the heading "Competition" included in Item 1 of this report. If we are unable to compete effectively, we will lose market share, and income from loans and other products may be reduced.

Inability to hire or retain key professionals, management and staff could adversely affect our revenues and net income.

We rely on key personnel to manage and operate our business, including, but not limited to, major revenue generating functions such as our loan and deposit portfolios. The loss of key staff may adversely affect our ability to maintain and manage these portfolios effectively, which could negatively affect our revenues and earnings.

Market and other constraints on our loan origination volumes may lead to continued pressure on our interest and fee income.

Due to the continued weak economic conditions in the markets in which we operate and other factors, we expect continued pressure on new loan origination volumes in the near term, particularly with respect to construction loans, relative to such volumes generated in the pre-recession period. If we are unable to increase loan volumes, there will be continued pressure on our interest income and fees generated from our lending operations. Unless we are able to offset the lower interest income and fees with increased activity in other areas of our operations, our total revenues may decline relative to our total noninterest expenses. We expect that it may be difficult to find new revenue sources in the near term.

Our products and services are delivered on a technological platform that is subject to rapid change and transformation.

The financial services industry is undergoing rapid technological change and we face constant evolution of customer demand for technology-driven financial and banking products and services. Many of our competitors have substantially greater resources to invest in technological improvement and product development, marketing, and implementation. Any failure to successfully keep pace with and fund technological innovation in the markets in which we compete could have a material adverse impact on our business and results of operations.

Our Common Stock trades in relatively limited volumes and a significant percentage continues to be owned by investors in the October 2009 private capital raise, which may result in a share price that is volatile and which may be subject to downward pricing pressure in the event significant shareholders decide to dispose of shares of our Common Stock.

Our Common Stock trades on the NASDAQ Global Select Market under the symbol "WCBO" and trading volume is modest. The limited trading market for our Common Stock may lead to exaggerated fluctuations in market prices and possible market inefficiencies, as compared to a more actively traded stock. It may also make it more difficult to dispose of our shares at expected prices, especially for holders seeking to dispose of a large number of our shares. In addition, if a large shareholder or group of investors in our private capital raise elects to sell their shares, such sales or attempted sales could result in significant downward pressure on the market price of our Common Stock and actual price declines.

Natural disasters could affect our ability to operate.

Our market areas are located in earthquake zones and our coastal markets are located in areas that are susceptible to tsunamis. Natural disasters can disrupt our operations, result in damage to our market areas and negatively affect the local economies in which we operate.

We cannot predict whether or to what extent damage caused by future earthquakes or tsunamis will affect our operations or the economies in our market areas, but such events could result in an inability to continue business operations or cause a decline in loan originations, a decline in the value or destruction of properties securing our loans and an increase in the risk of delinquencies, foreclosures or loan losses.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The principal properties owned by the Bank include a 40,000-square-foot office and branch facility in downtown Salem, Oregon, a 15,600-square-foot office and branch facility in Newport, Oregon, and a 12,000-square-foot branch and office facility in Lacey, Washington. In total, the Bank owns 26 buildings, primarily to house branch offices. The Bank leases the land under seven buildings and owns the land under 19 buildings. In addition, the Bank leases 41 office spaces and buildings for branch locations.

Other non-branch office facilities are located in leased office space, including our headquarters office in Lake Oswego, Oregon, office and processing space in Salem, Oregon, where the Bank's data center is located, space in Wilsonville, Oregon, where its loan servicing and operations center is located, space in Vancouver, Washington, and Lake Oswego, Oregon, where we have lending personnel and a branch office, and space in downtown Portland, where we have commercial banking personnel, West Coast Investment Services and West Coast Trust. In addition, we lease two smaller office spaces for lending personnel in Tukwila and Tacoma, Washington.

The aggregate monthly rental on 48 leased properties is approximately $366,000.

ITEM 3. LEGAL PROCEEDINGS

On June 24, 2009, West Coast Trust was served with an Objection to Personal Representative's Petition and Petition for Surcharge of Personal Representative in Linn County Circuit Court. The petition was filed by the beneficiaries of the estate of Archie Q. Adams, for which West Coast Trust acts as the personal representative. The petitioners allege a breach of fiduciary duty with respect to West Coast Trust's prior sale of real property owned by the Adams estate and sought relief in the form of a surcharge to West Coast Trust of $215,573,115.60, the amount of the alleged loss to the estate. West Coast Trust filed a motion to dismiss on July 2, 2009, which was granted in a letter ruling dated September 15, 2009. Petitioners appealed and briefs have been filed. The Company believes the appeal and underlying petition are without merit.

Bancorp and its subsidiaries are periodically party to litigation arising in the ordinary course of business. Based on information currently known to management, although there are uncertainties inherent in litigation, we do not believe there is any legal action to which Bancorp or any of its subsidiaries is a party that, individually or in the aggregate, will have a materially adverse effect on Bancorp's financial condition and results of operations, cash flows, or liquidity.

ITEM 4. RESERVED

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Stock Price and Dividends

Bancorp Common Stock trades on the NASDAQ Global Select Market under the symbol "WCBO." The high and low closing sale prices per share of our Common Stock for each quarter during the last two years are shown in the table below, together with dividend information for each period. The prices below do not include retail mark-ups, mark-downs or commissions, may not represent actual transactions and are not adjusted for dividends. As of December 31, 2011, there were approximately 1,600 holders of record of our Common Stock.

	2011		2010	
	Market Price		Market Price	
	High	Low	High	Low
1st Quarter	$17.90	$14.55	$15.00	$10.25
2nd Quarter	$18.25	$15.00	$17.20	$12.75
3rd Quarter	$18.03	$12.96	$13.75	$10.30
4th Quarter	$16.74	$13.75	$14.70	$12.25

Bancorp dividends are limited under federal and Oregon laws and regulations pertaining to Bancorp's financial condition. Payment of dividends by the Bank is also subject to limitation under state and federal banking laws and by actions of state and federal banking regulators. The Company has not paid any dividends to stockholders since second quarter 2009. For more information on this topic, see the discussion under the section "Supervision and Regulation" included in Item 1 of this report and the section "Liquidity and Sources of Funds" included in Item 7 of this report.

Under Bancorp's Written Agreement with the Reserve Bank and the DFCS, Bancorp may not pay cash dividends without prior regulatory approval. Similarly, the Bank may not pay dividends to Bancorp without consent of the FDIC and DFCS.

Information regarding securities authorized for issuance under equity compensation plans is incorporated by reference from Part III, Item 12 of this report.

Issuer Purchases of Equity Securities

The following table provides information about purchases of Common Stock by the Company during the quarter ended December 31, 2011:

Period	Total Number of Shares Purchased/Cancelled [1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [2]	Maximum Number of Shares Remaining at Period End that May Be Purchased Under the Plans or Programs
10/1/11 - 10/31/11	(947)	$14.46	-	1,051,821
11/1/11 - 11/30/11	-	$0.00	-	1,051,821
12/1/11 - 12/31/11	(463)	$14.82	-	1,051,821
Total for quarter	(1,410)		-	

[1] Shares repurchased by Bancorp during the quarter include shares repurchased from employees in connection with cancellation of restricted stock to pay withholding taxes totaling 947 shares, 0 shares, and 463 shares, respectively, for the periods indicated. There were no shares repurchased in the periods indicated pursuant to the Company's corporate stock repurchase program publicly announced in July 2000 (the "Repurchase Program") and described in footnote 2 below.

[2] Under the Repurchase Program, the board of directors originally authorized the Company to purchase up to 330,000 common shares, which amount was increased by 550,000 shares in September 2000, by 1.0 million shares in September 2001, by 1.0 million shares in September 2002, and by 1.0 million shares in April 2004, and by 1.0 million shares in September 2007 for a total authorized repurchase amount as of December 31, 2011, of approximately 4.9 million shares, 1.05 million shares remain available for repurchase under the plan. Regulatory approval is required for share repurchases.

Five Year Stock Performance Graph

The following chart compares the yearly percentage change in the cumulative shareholder return on our Common Stock during the five years ended December 31, 2011, with (1) the Total Return Index for the NASDAQ Stock Market (U.S. Companies) and (2) the Total Return Index for NASDAQ Bank Stocks. This comparison assumes $100.00 was invested on December 31, 2006, in our Common Stock and the comparison groups and assumes the reinvestment of all cash dividends prior to any tax effect and retention of all stock dividends. Bancorp's total cumulative return was -89.2% over the five year period ended December 31, 2011, compared to -46.0% and 13.1% for the NASDAQ Bank Stocks and NASDAQ composite, respectively.



Total Return Performance
Index Value
120
100
80
60
40
20
0
12/31/2006
12/31/2007
12/31/2008
12/31/2009
12/31/2010
12/31/2011
West Coast Bancorp
NASDAQ Composite
NASDAQ Bank Index

	Period Ended					
Index	**12/31/06**	**12/31/07**	**12/31/08**	**12/31/09**	**12/31/10**	**12/31/11**
West Coast Bancorp	100	54.8	20.8	6.7	9.8	10.8
NASDAQ Composite	100	110.6	66.6	96.6	114.0	113.1
NASDAQ Bank Index	100	80.4	63.3	52.9	60.4	54.0

ITEM 6. SELECTED FINANCIAL DATA

Consolidated Five Year Financial Data

The following selected consolidated five year financial data should be read in conjunction with Bancorp's audited consolidated financial statements and the related notes to those statements presented in Item 8 of this report.

(Dollars in thousands, except per share data)	As of and For the Year ended December 31,				
	2011	2010	2009	2008	2007
Interest income	$ 98,675	$ 105,576	$ 112,150	$ 140,846	$ 183,190
Interest expense	17,921	22,269	33,423	48,696	68,470
Net interest income	80,754	83,307	78,727	92,150	114,720
Provision for credit losses	8,133	18,652	90,057	40,367	38,956
Net interest income (loss) after provision for credit losses	72,621	64,655	(11,330)	51,783	75,764
Noninterest income	31,819	32,697	9,129	24,629	33,498
Noninterest expense	90,875	90,337	108,288	90,323	85,299
Income (loss) before income taxes	13,565	7,015	(110,489)	(13,911)	23,963
Provision (benefit) for income taxes	(20,212)	3,790	(19,276)	(7,598)	7,121
Net income (loss)	$ 33,777	$ 3,225	$ (91,213)	$ (6,313)	$ 16,842
Net interest income on a tax equivalent basis [2]	$ 81,870	$ 84,478	$ 80,222	$ 93,901	$ 116,361
Per share data:					
Basic earnings (loss) per share	$ 1.65	$ 0.16	$ (29.15)	$ (2.05)	$ 5.40
Diluted earnings (loss) per share	$ 1.58	$ 0.16	$ (29.15)	$ (2.05)	$ 5.20
Cash dividends	$ -	$ -	$ 0.10	$ 1.45	$ 2.55
Period end book value per common share	$ 15.20	$ 13.04	$ 35.10	$ 63.15	$ 66.75
Weighted average common shares outstanding	19,007	17,460	3,102	3,094	3,101
Weighted average diluted shares outstanding	19,940	18,059	3,102	3,094	3,209
Total assets	$ 2,429,887	$ 2,461,059	$ 2,733,547	$ 2,516,140	$ 2,646,614
Total deposits	$ 1,915,569	$ 1,940,522	$ 2,146,884	$ 2,024,379	$ 2,094,832
Total long-term borrowings	$ 120,000	$ 168,599	$ 250,699	$ 91,059	$ 83,100
Total loans, net	$ 1,466,089	$ 1,496,053	$ 1,686,352	$ 2,035,876	$ 2,125,752
Stockholders' equity	$ 314,479	$ 272,560	$ 249,058	$ 198,187	$ 208,241
Financial ratios:					
Return on average assets	1.37%	0.13%	-3.49%	-0.25%	0.66%
Return on average equity	11.79%	1.21%	-45.66%	-3.06%	7.93%
Average equity to average assets	11.64%	10.32%	7.64%	8.04%	8.37%
Dividend payout ratio	0.00%	0.00%	-0.34%	-70.73%	47.51%
Efficiency ratio [1]	80.44%	78.14%	122.34%	72.79%	56.90%
Net loans to assets	60.34%	60.79%	61.69%	80.91%	80.33%
Average yields earned [2]	4.29%	4.40%	4.71%	5.92%	7.72%
Average rates paid	1.15%	1.27%	1.76%	2.60%	3.76%
Net interest spread [2]	3.14%	3.13%	2.95%	3.32%	3.96%
Net interest margin [2]	3.52%	3.48%	3.33%	3.90%	4.86%
Nonperforming assets to total assets	2.94%	4.09%	5.59%	7.86%	1.12%
Allowance for loan losses to total loans	2.35%	2.62%	2.23%	1.40%	2.16%
Allowance for credit losses to total loans	2.40%	2.67%	2.29%	1.45%	2.53%
Net loan charge-offs to average loans	0.87%	1.05%	4.21%	3.04%	0.34%
Allowance for credit losses to nonperforming loans	88.63%	67.07%	39.68%	23.46%	207.75%
Allowance for loan Losses to nonperforming loans	86.73%	65.68%	38.74%	22.67%	177.53%

[1] The efficiency ratio has been computed as noninterest expense divided by the sum of net interest income on a tax equivalent basis and noninterest income excluding gains/losses on sales of securities.

[2] Interest earned on nontaxable securities has been computed on a 35% tax equivalent basis.

Consolidated Quarterly Financial Data

The following table presents selected consolidated quarterly financial data for each quarter of 2010 and 2011. The financial information contained in this table reflects all adjustments, which, in the opinion of management, are necessary for a fair presentation of the results of the interim periods.

2011 (Dollars in thousands, except per share data)	December 31,	September 30,	June 30,	March 31,
Interest income	$ 23,932	$ 24,721	$ 25,104	$ 24,918
Interest expense	5,992	5,380	3,143	3,406
Net interest income	17,940	19,341	21,961	21,512
Provision for credit losses	1,499	1,132	3,426	2,076
Noninterest income	6,419	8,414	8,070	8,916
Noninterest expense	22,744	22,620	22,958	22,553
Income before income taxes	116	4,003	3,647	5,799
Provision (benefit) for income taxes	(17,646)	(2,273)	(987)	694
Net income	$ 17,762	$ 6,276	$ 4,634	$ 5,105
Earnings per share:				
Basic	$0.87	$0.31	$0.23	$0.25
Diluted	$0.83	$0.29	$0.22	$0.25
Return on average assets [1]	2.88%	1.00%	0.76%	0.84%
Return on average equity [1]	23.68%	8.55%	6.58%	7.56%

[1] Ratios have been annualized.

2010 (Dollars in thousands, except per share data)	December 31,	September 30,	June 30,	March 31,
Interest income	$ 25,509	$ 26,053	$ 26,816	$ 27,198
Interest expense	3,620	4,178	7,906	6,565
Net interest income	21,889	21,875	18,910	20,633
Provision for credit losses	1,693	1,567	7,758	7,634
Noninterest income	8,595	8,069	9,625	6,408
Noninterest expense	23,330	23,003	22,909	21,095
Income (loss) before income taxes	5,461	5,374	(2,132)	(1,688)
Provision (benefit) for income taxes	3,549	(676)	1,717	(800)
Net income (loss)	$ 1,912	$ 6,050	$ (3,849)	$ (888)
Earnings (loss) per share:				
Basic	$0.09	$0.30	($0.20)	($0.05)
Diluted	$0.09	$0.29	($0.20)	($0.05)
Return on average assets [1]	0.31%	0.96%	-0.58%	-0.13%
Return on average equity [1]	2.75%	8.84%	-5.92%	-1.42%

[1] Ratios have been annualized.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the audited consolidated financial statements and related notes to those statements during the periods included in the consolidated financial statements of West Coast Bancorp and its subsidiaries that appear in Item 8 "Financial Statements and Supplementary Data" of this report. References to "we," "our" or "us" refer to West Coast Bancorp and its subsidiaries.

Forward-Looking Statement Disclosure

Statements in this Annual Report of West Coast Bancorp ("Bancorp" or the "Company") regarding future events or performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "PSLRA") and are made pursuant to the safe harbors of the PSLRA. The Company's actual results could be quite different from those expressed or implied by the forward-looking statements. Words such as "could," "may," "should," "plans," "believes," "anticipates," "estimates," "predicts," "expects," "projects," "potential," or "continue," or words of similar meaning, often help identify "forward-looking statements," which include any statements that expressly or implicitly predict future events, results, or performance. Factors that could cause events, results or performance to differ from those expressed or implied by our forward-looking statements include, among others, risks discussed in Item 1A, "Risk Factors" of this report, risks discussed elsewhere in the text of this report, as well as the following specific factors:

- General economic conditions, whether national or regional, and conditions in real estate markets, that may hinder our ability to increase lending activities or have an adverse effect on the demand for our loans and other products, our credit quality and related levels of nonperforming assets and loan losses, and the value and salability of the real estate that we own or that is the collateral for many of our loans;
- Changing bank regulatory conditions, policies, or programs, whether arising as new legislation or regulatory initiatives, that could lead to restrictions on activities of banks generally or West Coast Bank (the "Bank") in particular, increased costs, including deposit insurance premiums, price controls on debit card interchange, regulation or prohibition of certain income producing activities, or changes in the secondary market for bank loan and other products;
- Competitive factors, including competition with community, regional and national financial institutions, that may lead to pricing pressures that reduce yields the Bank earns on loans and increase rates the Bank pays on deposits, the loss of our most valued customers, defection of key employees or groups of employees, or other losses;
- Increasing or decreasing interest rate environments, including changes in the slope and level of the yield curve, which may be caused by the Federal Reserve Bank's public comments about future direction and level of interest rates, that could lead to decreases in net interest margin, lower net interest and fee income, including lower gains on sales of loans, and changes in the value of our investment securities;
- Failure to develop, implement, and distribute competitive and client value added products, that may adversely affect our ability to generate profitable revenue sources;
- Any failure to successfully implement expense reduction initiatives and realize expected efficiencies, while retaining revenues, that may result in us realizing less benefits from our cost reduction initiatives than expected; and
- Changes or failures in technology or third party vendor relationships in important revenue production or service areas or increases in required investments in technology that could reduce our revenues, increase our costs, or lead to disruptions in our business.

Furthermore, forward-looking statements are subject to risks and uncertainties related to the Company's ability to, among other things: dispose of properties or other assets obtained through foreclosures at expected prices and within a reasonable period of time; attract and retain key personnel; generate loan and deposit balances at projected spreads; sustain fee generation including gains on sales of loans; maintain asset quality and control risk; limit the amount of net loan charge-offs; adapt to changing customer deposit, investment and borrowing behaviors; control expenses; and monitor and manage its financial reporting, operating and disclosure control environments.

Readers are cautioned not to place undue reliance on our forward-looking statements, which reflect management's analysis only as of the date of the statements. We do not intend to publicly revise or update forward-looking statements to reflect events or circumstances that arise after the date of this report.

Readers should carefully review all disclosures we file from time to time with the Securities and Exchange Commission ("SEC").

Overview

2011 Financial review

The Company's operating results in 2011 show several favorable trends. During 2011, we recorded:

- Net income of $33.8 million compared to $3.2 million in 2010;
- A return on average assets of 1.37%, an increase from .13% in 2010;
- A reversal of the Company's deferred tax asset valuation allowance in the fourth quarter of 2011, which was the most significant factor in the Company recording a benefit for income taxes of $20.2 million in 2011 compared to a provision for income taxes of $3.8 million in 2010;
- An average rate paid on total deposits of .26%, a decline from .60% in 2010;
- A provision for credit losses of $8.1 million, down $10.6 million from $18.7 million in 2010;
- Net loan charge-offs of $13.2 million, a decline from $17.0 million in 2010; and
- Net Other Real Estate Owned ("OREO") valuation adjustments and gains and losses on sales of $3.2 million, a reduction from $4.4 million in 2010.

The financial condition of Bancorp and the Bank also continued to strengthen in 2011, as evidenced by:

- Increasing the Bank's Total and Tier 1 risk-based capital ratios to 19.92% and 18.66%, respectively, at December 31, 2011, up from 18.05% and 16.79% at December 31, 2010;
- Improving the Bank's leverage ratio to 14.09% at December 31, 2011, from 12.51% a year ago; and
- Reducing total nonperforming assets by 29% or $29.3 million over the past twelve months to $71.4 million at year end.

In addition, the Bank completed a number of expense reduction initiatives in 2011, with related one-time expense of $1.3 million, which are expected to reduce our expenses by $2.6 to $2.8 million in 2012. Also, the Bank prepaid its $168.6 million in term Federal Home Loan Bank ("FHLB") borrowings resulting in a prepayment charge of $7.1 million, an action that will reduce interest expense approximately $3.2 million in 2012 and also in future years. Concurrently with the prepayment of the borrowings, the Bank elected to enter into $120.0 million of new term borrowings with FHLB in an effort to maintain the interest rate sensitivity position within its balance sheet. The duration of the new term borrowings increased to approximately three and a half years compared to two years for the borrowing that were prepaid.

Regulatory Order.

On October 18, 2011, the Bank received a regulatory order ("Order") from the Federal Deposit Insurance Corporation ("FDIC") relating to its overdraft practices. As part of the order, the Bank agreed to implement certain procedural improvements relating to its compliance function and overdraft program, require certain customers who previously elected to opt-in to allow the Bank to pay overdrafts resulting from ATM and point of sale transactions to opt-in again in order for the Bank to continue paying such overdrafts, to pay a civil money penalty of $390,000, and make restitution payments to certain customers totaling $246,000. Many of the procedural improvements required by the Order are underway or have been completed. For information regarding the risks facing the Bank, see the discussion under the section "Risk Factors" in Item 1A of this report.

For more information, see the discussion under the subheading "Current Regulatory Actions" in the section "Supervision and Regulation" included in Item 1 of this report.

Income Statement Overview

Our net income for the full year 2011 was $33.8 million, compared to $3.2 million in 2010 and a net loss of $91.2 million in 2009. Earnings per diluted share for the years ended December 31, 2011, and 2010, was $1.58 and $.16, respectively, while the loss per diluted share for the year ended December 31, 2009, was $29.15. Return on average equity improved to 11.8% in 2011 from 1.2% in 2010 and -45.7% in 2009. As discussed below, the improved year-over-year net income was primarily due to a reversal of the Company's deferred tax asset valuation allowance and a reduction in provision for credit losses in 2011.

Net Interest Income, Average Balances, Yields Earned, and Rates Paid. The following table displays information on net interest income, average yields earned and rates paid, as well as net interest spread and margin information on a tax equivalent basis for the periods indicated. The adjustment to a taxable equivalent basis increases interest income by an estimate of the additional yield that would have been received by the Company if its tax-exempt securities had been taxable at the statutory rate. This information can be used to follow the changes in our yields and rates and the changes in our earning assets and liabilities over the past three years:

(Dollars in thousands)	Year Ended December 31,			Increase (Decrease)		Percentage Change	
	2011	2010	2009	11-10	10-09	11-10	10-09
Interest and fee income [1]	$99,791	$106,747	$113,645	($6,956)	($6,898)	-6.5%	-6.1%
Interest expense	$17,921	$22,269	$33,423	($4,348)	($11,154)	-19.5%	-33.4%
Net interest income [1]	$81,870	$84,478	$80,222	($2,608)	$4,256	-3.1%	5.3%
Average interest earning assets	$2,324,016	$2,425,073	$2,410,755	($101,057)	$14,318	-4.2%	0.6%
Average interest bearing liabilities	$1,558,434	$1,751,296	$1,897,170	($192,862)	($145,874)	-11.0%	-7.7%
Average interest earning assets/ Average interest bearing liabilities	149.13%	138.47%	127.07%	10.65%	11.40%		
Average yield earned [1]	4.29%	4.40%	4.71%	-0.11%	-0.31%		
Average rate paid	1.15%	1.27%	1.76%	-0.12%	-0.49%		
Net interest spread [1]	3.14%	3.13%	2.95%	0.01%	0.18%		
Net interest margin [1]	3.52%	3.48%	3.33%	0.04%	0.15%		

[1] Interest earned on nontaxable securities has been computed on a 35% tax equivalent basis.

Net interest income on a tax equivalent basis totaled $81.9 million for the year ended December 31, 2011, a decrease of $2.6 million or 3.1% from $84.5 million in 2010. The net interest margin increased four basis points to 3.52% in 2011 from 3.48% in 2010. Adjusting for the FHLB borrowing prepayment charges of $7.1 million in 2011 and $2.3 million in 2010, the net interest margin in 2011 was 3.83%, up from 3.58% in 2010. The increase in net interest income and margin from 2010 to 2011, after the adjustment to remove the effects of the prepayment charges, was mainly due to lower rates paid on interest bearing deposits, a change in deposit mix to lower cost demand deposits, as well as lower cash balances at the Federal Reserve. The combined favorable effect from these factors more than offset the impact from lower loan balances and lower yields on total earning assets in 2011 compared to 2010. In 2009, net interest income on a tax equivalent basis was $80.2 million and the net interest margin was 3.33%. The $4.3 million increase in net interest income and 15 basis point increase in net interest margin from 2009 to 2010 was mainly due to lower rates paid on interest bearing deposits, a change in deposit mix to lower cost demand deposits, as well as lower cash balances at the Federal Reserve and lower nonaccrual loan balances. These trends more than offset lower loan balances, a significant shift in the Company's earning assets mix from loan to investment securities balances, lower yield on earning assets, and the $2.3 million charge associated with prepaying a portion of our FHLB debt in 2010.

Changing interest rate environments, including the slope, level of, and changes in the yield curve, competitive pricing pressure, and changing economic conditions, could lead to higher deposit costs, lower loan yields, reduced net interest margin and spread and lower loan fees, all of which could lead to additional pressure on our net interest income. For more information regarding interest rates, see the discussion under the section "Quantitative and Qualitative Disclosures about Market Risk" in the Item 7A of this report.

As of December 31, 2011, the Bank had $729.7 million in floating and adjustable rate loans with interest rate floors, with $550.9 million of these loans at their floor rate. At year end 2010, $668.4 million in floating and adjustable rate loans had interest rate floors, with $444.3 million at their floor rate. The floors have benefited the Company's loan yield and net interest income and margin over the past few years given the extremely low market interest rate environment. If interest rates rise, the Company anticipates yields on loans at floors will lag underlying changes in market interest rates, although the overall effect will depend on how quickly and dramatically market interest rates rise, as well as how the slope of the market yield curve changes.

Until our loan balances begin to expand and become a larger component of our overall earning assets balance and the value of non-interest bearing deposit balances increase, we project continued pressure on the Company's yield on earning assets and net interest income and margin. Whether we will be able to expand our loan portfolio in 2012 will be primarily dependent on increased economic activity and market conditions, including the effects of competitive pressures, all of which will affect loan demand from qualified clients and credit quality.

The following table sets forth, for the periods indicated, information with regard to (1) average balances of assets and liabilities, (2) the total dollar amounts of interest income on interest earning assets and interest expense on interest bearing liabilities, (3) resulting yields and rates, (4) net interest income and (5) net interest spread. Nonaccrual loans have been included in the tables as loans carrying a zero yield. Loan fees are recognized as income using the interest method over the life of the loan.

(Dollars in thousands)	Year Ended December 31,								
	2011			2010			2009		
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate [1]	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate [1]	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate [1]
ASSETS:									
Interest earning balances due from banks	$ 67,332	$ 184	0.27%	$ 188,925	$ 493	0.26%	$ 136,944	$ 366	0.27%
Federal funds sold	3,796	3	0.08%	6,194	6	0.09%	6,673	6	0.09%
Taxable securities [2]	677,840	16,177	2.39%	547,960	14,493	2.64%	276,852	8,646	3.12%
Nontaxable securities [3]	57,053	3,190	5.59%	58,139	3,346	5.76%	72,770	4,270	5.87%
Loans, including fees [4]	1,517,995	80,237	5.29%	1,623,855	88,409	5.44%	1,917,516	100,357	5.23%
Total interest earning assets	2,324,016	99,791	4.29%	2,425,073	106,747	4.40%	2,410,755	113,645	4.71%
Allowance for loan losses	(38,456)			(42,003)			(37,363)		
Premises and equipment	25,919			27,517			31,309		
Other assets	149,315			165,284			210,575		
Total assets	$ 2,460,794			$ 2,575,871			$ 2,615,276		
LIABILITIES AND STOCKHOLDERS' EQUITY:									
Interest bearing demand	$ 362,334	$ 226	0.06%	$ 335,134	$ 447	0.13%	$ 298,002	$ 776	0.26%
Savings	112,385	125	0.11%	103,531	278	0.27%	89,903	714	0.79%
Money market	654,329	1,723	0.26%	659,542	3,939	0.60%	617,881	8,194	1.33%
Time deposits	217,149	2,899	1.34%	388,500	7,466	1.92%	587,299	14,758	2.51%
Short-term borrowings [5]	14,653	1,004	6.85%	7,570	494	6.52%	44,220	806	1.82%
Long-term borrowings [5] [6]	197,584	11,944	6.05%	257,019	9,645	3.75%	259,865	8,175	3.15%
Total interest bearing liabilities	1,558,434	17,921	1.15%	1,751,296	22,269	1.27%	1,897,170	33,423	1.76%
Demand deposits	592,630			540,280			499,283		
Other liabilities	23,332			18,486			19,044		
Total liabilities	2,174,396			2,310,062			2,415,497		
Stockholders' equity	286,398			265,809			199,779		
Total liabilities and stockholders' equity	$ 2,460,794			$ 2,575,871			$ 2,615,276		
Net interest income		$ 81,870			$ 84,478			$ 80,222	
Net interest spread			3.14%			3.13%			2.95%
Net interest margin			3.52%			3.48%			3.33%

[1] Yield/rate calculations have been based on more detailed information and therefore may not recompute exactly due to rounding.

[2] 2011 and 2010 do not include Federal Home Loan Bank stock balances. In 2011 and 2010, FHLB stock is included in other assets. 2009 investment securities includes Federal Home Loan Bank stock balances.

[3] Interest earned on nontaxable securities has been computed on a 35% tax equivalent basis. The tax equivalent basis adjustment for the years ended December 31, 2011, 2010, and 2009, was $1.1 million, $1.2 million, and $1.5 million, respectively.

[4] Includes balances of loans held for sale and nonaccrual loans.

[5] Includes portion of $7.1 million prepayment fee in connection with prepaying $168.6 million in FHLB borrowings in the year 2011. The maximum amount of short-term borrowings held during the year was $39.2 million and $17.6 million for the years ended December 31, 2011 and 2010, respectively.

[6] Includes junior subordinated debentures with average balance of $51.0 million for 2011, 2010, and 2009.

Net Interest Income – Changes Due to Rate and Volume. The following table sets forth the dollar amounts of the changes in consolidated net interest income attributable to changes in volume and to changes in interest rates. Changes not due solely to volume or rate and changes due to new product lines, if any, are allocated to volume.

	Year Ended December 31,					
	2011 compared to 2010			2010 compared to 2009		
(Dollars in thousands)	Increase (Decrease) due to: Volume	Yield/Rate	Total Increase (Decrease)	Increase (Decrease) due to: Volume	Yield/Rate	Total Increase (Decrease)
Interest income:						
Interest earning balances due from banks	$ (317)	$ 8	$ (309)	$ 98	$ 29	$ 127
Federal funds sold	(2)	(1)	(3)	-	-	-
Investment security income:						
Interest on taxable securities	3,903	(2,219)	1,684	8,637	(2,789)	5,848
Interest on nontaxable securities [1]	(63)	(93)	(156)	(859)	(66)	(925)
Loans, including fees on loans	(4,699)	(3,473)	(8,172)	(12,182)	234	(11,948)
Total interest income [1]	(1,178)	(5,778)	(6,956)	(4,306)	(2,592)	(6,898)
Interest expense:						
Interest bearing demand	36	(257)	(221)	97	(425)	(328)
Savings	24	(177)	(153)	108	(545)	(437)
Money market	(31)	(2,185)	(2,216)	552	(4,807)	(4,255)
Time deposits	(3,446)	(1,121)	(4,567)	(4,618)	(2,674)	(7,292)
Short-term borrowings [2]	462	48	510	(668)	356	(312)
Long-term borrowings [2 3]	(2,231)	4,530	2,299	(90)	1,560	1,470
Total interest expense	(5,186)	838	(4,348)	(4,619)	(6,535)	(11,154)
Increase (decrease) in net interest income [1]	$ 4,008	$ (6,616)	$ (2,608)	$ 313	$ 3,943	$ 4,256

[1] Tax exempt income has been adjusted to a tax-equivalent basis using a 35% tax equivalent basis.

[2] Includes portion of $7.1 million prepayment fee in connection with prepaying $168.6 million in FHLB borrowings in the year 2011.
The year ending 2010 includes a $2.3 million prepayment fee in connection with prepaying $99.1 million in FHLB borrowings.

[3] Long-term borrowings include junior subordinated debentures.

For the year ended December 31, 2011, lower loan balances and yield on those balances were the main drivers of the $7.0 million decline in interest income as compared to 2010. Reduced interest expense in 2011, principally caused by a decline in time deposit balances and lower deposit rates, in money market and time deposits categories more than offset the decline in interest income. However, the $7.1 million charge associated with prepaying FHLB borrowings in 2011 compared to $2.3 million in such charges in 2010 caused net interest income to decline $2.6 million year-over-year. The $6.9 million decline in interest income during 2010 compared to 2009 was chiefly due to lower loan balances. However, lower interest expense in 2010 caused by a decline in time deposit balances and lower deposit rates, primarily in money market and time deposits categories, more than offset the decline in interest income and the 2010 FHLB prepayment charge resulting in a $4.3 million increase in net interest income in 2010 compared to 2009.

Provision for Credit Losses. The provision for credit losses is comprised of two primary components, a provision for loan losses related to outstanding loans and a provision for losses related to unfunded commitments. The provision for credit losses reflects changes in the credit quality of the entire loan portfolio. The provision for credit losses is recorded to bring the allowance for loan losses and the reserve for unfunded commitments to amounts considered appropriate by management based on factors which are described in the "Credit Management" and "Allowance for Credit Losses and Net Loan Charge-offs" sections in this Item 7 of this report.

The provision for credit losses was $8.1 million, $18.7 million, and $90.1 million for the years ended December 31, 2011, 2010 and 2009, respectively, while net loan charge-offs were $13.2 million, $17.0 million, and $80.6 million, over those same years. The provision for credit losses decreased $10.6 million in 2011 compared to 2010, primarily due to a significant reduction in unfavorable loan risk rating migration within the Company's loan portfolio and lower net loan charge-offs in the commercial, residential real estate construction, and mortgage categories, as well as in nonstandard mortgages, which was only partially offset by higher home equity and commercial real estate net charge-offs.

The $18.7 million provision for credit losses in 2010 was significantly lower than the $90.1 million provision for credit losses in 2009. The 2009 provision reflected a substantial unfavorable loan risk rating migration and material net charge-offs within the loan portfolio in 2009, which resulted in, among other things, a substantial increase in the general valuation allowances within the allowance for credit losses model during 2009 and also in 2010.

The level of the Company's future provisioning will be heavily dependent on the local real estate market for both residential and commercial properties, general economic conditions nationally and in the areas in which we do business, and the effects of any changes in interest rates.

Noninterest Income. Our noninterest income for the year ended December 31, 2011, was $31.8 million down $.9 million or 3% compared to $32.7 million in 2010. As a result of implementing the FDIC guidance on overdraft programs in second quarter 2011, deposit service charges in 2011 declined $2.3 million or 15% from 2010. Payment systems related revenues increased $.9 million in 2011 compared to 2010 mainly as a result of an increase in number of deposit transaction accounts and associated cards as well as higher transaction volumes. Trust and investment service revenue increased 6% or $.2 million in 2011 compared to 2010. In 2011, gains on sales of loans were $1.3 million, up 12% from $1.2 million for 2010. This increase was due to a higher volume of sales of residential mortgage loans. The Company recorded net gains on sales of securities of $.7 million in 2011 compared to $1.6 million in 2010. The $1.2 million decrease in OREO valuation adjustments, which is a component of noninterest income, compared to 2010 was primarily due to a reduction in OREO property balances as well as a slower decline in residential real estate property values within our markets in 2011. Total noninterest income before the effects of OREO losses was $35.1 million in 2011 compared to $37.1 million in 2010.

Our noninterest income for the year ended December 31, 2010, was $32.7 million up $23.6 million or 258%, compared to $9.1 million in 2009. The 2010 increase predominantly reflected a $22.5 million decrease in losses related to OREO property sales and valuation adjustments from 2009. In the fourth quarter of 2009, the Company also sold 69 OREO properties with a book value of $18.9 million in a bulk sale. The Company recorded a loss on sale of $6.7 million associated with this transaction.

Our ability to increase noninterest income in the future will be dependent on many factors, including the effects of legislation, pricing changes by the payment card networks, or regulations limiting bank activities. Our ability to retain and grow deposit balances, level of interest rates, and the success in developing and distributing new products could also be impacted by the factors noted above. For example, if the payment card networks were to lower debit or credit card interchange rates the Company's revenues in its payment systems business could be materially and adversely affected. Additional OREO valuation adjustments and competitive factors could also adversely affect our noninterest income.

The following table illustrates the components and change in noninterest income for the periods shown:

(Dollars in thousands)	Full year 2011	Full year 2010	2011 to 2010 Change	Full year 2009	2010 to 2009 Change
Noninterest income					
Service charges on deposit accounts	$ 13,353	$ 15,690	$ (2,337)	$ 15,765	$ (75)
Payment systems related revenue	12,381	11,393	988	9,399	1,994
Trust and investment services revenues	4,503	4,267	236	4,101	166
Gains on sales of loans	1,335	1,197	138	1,738	(541)
Other	2,949	3,003	(54)	4,438	(1,435)
Other-than-temporary impairment losses	(179)	-	(179)	(192)	192
Gain on sales of securities, net	713	1,562	(849)	833	729
Total	35,055	37,112	(2,057)	36,082	1,030
OREO gains (losses) on sale, net	1,596	2,234	(638)	(1,725)	3,959
OREO valuation adjustments	(4,832)	(6,649)	1,817	(18,562)	11,913
OREO loss on bulk sale	-	-	-	(6,666)	6,666
Total	(3,236)	(4,415)	1,179	(26,953)	22,538
Total noninterest income	$ 31,819	$ 32,697	$ (878)	$ 9,129	$ 23,568

Noninterest Expense. Total noninterest expense of $90.9 million in 2011, increased $.6 million, or .6%, from $90.3 million in 2010. The $2.7 million increase in salaries and employee benefits expense was largely caused by higher incentive and commission expenses as well as $1.3 million in expense related to cost reduction initiatives, which we anticipate will reduce our expense base in 2012. The increase in salaries and benefits was nearly offset by a decrease in other noninterest expense which was attributable, in part, to decreases in FDIC insurance premiums and OREO expenses as well as an accrual for a contingent liability made in 2010 which was partially reversed in 2011.

Additionally, equipment and occupancy expenses collectively decreased $.4 million in 2011 compared to 2010 partly as a result of cost savings associated with five branch closures in 2011. Payment system related expenses increased $.4 million in 2011 over 2010 due to higher transaction volumes.

Noninterest expense in 2010 decreased $18.0 million, or 17%, from $108.3 million in 2009, primarily due to a $13.1 million goodwill impairment charge taken in the first quarter 2009 and a $3.4 million decrease in the Company's FDIC insurance premiums in 2010. The decrease in FDIC insurance expense in 2010 was due to a combination of an industry wide special assessment charge of $1.2 million in 2009 and a decrease in our insurance premium assessment rate in 2010.

Changing business conditions, increased costs in connection with retention of, or a failure to retain key employees, lower loan production volumes causing deferred loan origination costs to decline, unexpected increases in OREO expenses, or a failure to manage our operating and control environments could adversely affect our ability to limit expense growth in the future.

The following table illustrates the components and changes in noninterest expense for the periods shown:

(Dollars in thousands)	Full year 2011	Full year 2010	2011 to 2010 Change	Full year 2009	2010 to 2009 Change
Noninterest expense					
Salaries and employee benefits	$ 48,587	$ 45,854	$ 2,733	$ 44,608	$ 1,246
Equipment	6,113	6,247	(134)	8,120	(1,873)
Occupancy	8,674	8,894	(220)	9,585	(691)
Payment systems related expense	5,141	4,727	414	4,036	691
Professional fees	4,118	3,991	127	4,342	(351)
Postage, printing and office supplies	3,265	3,148	117	3,201	(53)
Marketing	3,003	3,086	(83)	2,990	96
Communications	1,549	1,525	24	1,574	(49)
Goodwill impairment	-	-	-	13,059	(13,059)
Other noninterest expense	10,425	12,865	(2,440)	16,773	(3,908)
Total noninterest expense	$ 90,875	$ 90,337	$ 538	$ 108,288	$ (17,951)

Income Taxes. The Company recorded a benefit for income taxes of $20.2 million for the full year 2011 compared to a provision of $3.8 million for 2010. The tax benefit for 2011 was primarily the result of fully reversing the Company's deferred tax asset valuation allowance. The Company recorded a tax benefit of $19.3 million in 2009.

The following table shows the components of the tax provision (benefit) for the periods shown:

(Dollars in thousands)	Full year 2011	Full year 2010	2011 to 2010 Change	Full year 2009	2010 to 2009 Change
Provision (benefit) for income taxes net of reversal (establishment) of deferred tax asset valuation allowance	$ 3,252	$ -	$ (3,252)	$ (40,275)	$ (40,275)
Provision (benefit) for income taxes from deferred					-
tax asset valuation allowance:					-
Establishment of deferred tax asset valuation allowance	-	-	-	23,296	23,296
Reversal of deferred tax asset valuation allowance	(23,464)	-	23,464	-	-
Unrealized loss on securities	-	(1,197)	(1,197)	(2,297)	(1,100)
Change in deferred tax assets-tax return adjustments	-	4,987	4,987	-	(4,987)
Total provision (benefit) for income taxes	$ (20,212)	$ 3,790	$ 24,002	$ (19,276)	$ (23,066)

As of December 31, 2009, the Company determined that it was appropriate to establish a deferred tax asset valuation allowance of $21.0 million, reducing the Company's net deferred tax asset to $3.2 million. The net deferred tax asset was the amount that the Company determined was more likely than not to be realized. As of December 31, 2010, following adjustments during the year, the Company's deferred tax asset valuation allowance had increased to $23.5 million against the deferred tax asset balance of $29.3 million for a net deferred tax asset of $5.8 million. As of December 31, 2011, the Company determined it was appropriate to fully reverse the deferred tax asset valuation allowance. Based on the analysis of positive and negative evidence at December 31, 2011, including the Company's return to profitability over the past six quarters, no deferred tax asset valuation allowance was deemed necessary as of December 31, 2011.

The reconciliation between the Company's effective tax rate on income (loss) and the statutory rate is as follows:

(Dollars in thousands)	Year ended December 31, 2011	2010	2009
Expected federal income tax (benefit) provision [1]	$ 4,612	$ 2,385	$ (38,671)
State income tax, net of federal income tax effect	422	66	(3,504)
Interest on obligations of state and political subdivisions exempt from federal tax	(755)	(901)	(1,148)
Federal low income housing tax credits	(535)	(427)	(972)
Bank owned life insurance	(305)	(302)	(307)
Goodwill impairment	-	-	4,570
Change in deferred tax asset valuation allowance	(23,464)	2,465	20,999
Other, net	(187)	504	(243)
Total (benefit) provision for income taxes	$ (20,212)	$ 3,790	$ (19,276)

[1] Federal income tax provision applied at 34% in 2011 and 2010 and 35% in 2009.

For more information regarding the Company's income taxes, see Note 16 "Income Taxes" to the Company's audited consolidated financial statements included under the section "Financial Statements and Supplementary Data" in Item 8 of this report.

Balance Sheet Overview

Balance sheet highlights are as follows:

- Total assets were $2.4 billion as of December 31, 2011, down slightly from $2.5 billion at December 31, 2010;
- Total loans remained relatively unchanged at $1.5 billion as compared to loan balances a year ago;
- The combined balance of total cash and cash equivalents and investment securities was substantial at $822.1 million at December 31, 2011, and represented 36% of earning assets at year end, as compared to $824.1 million and 35%, respectively, at December 31, 2010;
- Time deposits declined $102 million in 2011 while noninterest bearing and interest bearing demand deposits collectively grew by $115 million, causing total deposits to remain relatively unchanged at $1.9 billion at December 30, 2011, as compared to year end 2010.

Our balance sheet management efforts are now focused on:

- Shifting our earning asset mix toward loan balances by increasing new loan origination production within our concentration parameters to targeted customer segments as opportunities arise;
- Continuing to resolve nonaccrual loans and dispose of OREO properties; and
- Managing the size of our balance sheet and continuing to maintain strong capital ratios and liquidity position until we have more certainty regarding economic conditions.

Given the continued weak commercial and residential real estate markets in our operating area, we expect our real estate construction loan originations and balances to remain at modest levels in 2012. We do, however, anticipate more opportunities for growth within the term commercial real estate and commercial loan categories. Our ability to achieve loan growth will be dependent on many factors, including the effects of competition, health of the real estate market, economic conditions in our markets, retention of key personnel and valued customers, and our ability to close loans in the pipeline.

Cash and Cash Equivalents

Total cash and cash equivalents balances of $92.2 million at December 31, 2011, decreased $85.8 million from $178.0 million at December 31, 2010. This decrease was primarily due to the investment of cash into our investment securities portfolio in 2011.

(Dollars in thousands)		Dec. 31, 2011	% of total		Dec. 31, 2010	% of total		Change Amount	%		Dec. 31, 2009	% of total
Cash and Cash equivalents:												
Cash and due from banks	$	59,955	65%	$	42,672	24%	$	17,283	41%	$	47,708	16%
Federal funds sold		4,758	5%		3,367	2%		1,391	41%		20,559	7%
Interest-bearing deposits in other banks		27,514	30%		131,952	74%		(104,438)	-79%		234,830	77%
Total cash and cash equivalents	$	92,227	100%	$	177,991	100%	$	(85,764)	-48%		303,097	100%

Investment Portfolio

The following table shows the amortized cost and fair value of Bancorp's investment portfolio. At December 31, 2011, Bancorp had no securities classified as held to maturity.

(Dollars in thousands)	December 31, 2011 Amortized Cost	December 31, 2011 Fair Value	December 31, 2011 Net Unrealized Gain/(Loss)	December 31, 2010 Amortized Cost	December 31, 2010 Fair Value	December 31, 2010 Net Unrealized Gain/(Loss)
U.S. Treasury securities	$ 200	$ 203	3	$ 14,347	$ 14,392	45
U.S. Government agency securities	216,211	219,631	3,420	193,901	194,230	329
Corporate securities	14,351	8,507	(5,844)	14,499	9,392	(5,107)
Mortgage-backed securities	419,510	428,725	9,215	359,965	363,618	3,653
Obligations of state and political subdivisions	56,003	60,732	4,729	51,111	52,645	1,534
Equity investments and other securities	11,318	12,046	728	11,423	11,835	412
Total Investment Portfolio	$ 717,593	$ 729,844	$ 12,251	$ 645,246	$ 646,112	$ 866

At December 31, 2011, the estimated fair value of the investment portfolio was $729.8 million, an increase of $83.7 million or 13% from $646.1 million at year end 2010. The estimated net unrealized gain on the investment portfolio at December 31, 2011, was $12.3 million, or 1.7% of the total portfolio, compared to $.9 million and .1% respectively, at year end 2010. During 2011 the net unrealized gain on the mortgage-backed securities increased by $5.6 million from $9.2 million while the net unrealized gains in the U.S. Government agency and obligations of state and political subdivisions categories increased by $3.1 million and $3.2 million, respectively.

During 2011, in terms of amortized cost, we increased our investment securities balance by $72.4 million principally due to our efforts to reduce cash balances. The purchases over the past year were primarily of US Government agency securities with 3 to 5 year maturities and 10 to 15 year fully amortizing US Agency mortgage backed securities. Our U.S. Government agency securities balance increased by $25.4 million during 2011, as part of our efforts to maintain portfolio diversification, provide collateral for public funds and borrowings sources, and to reduce low yielding cash and cash equivalent balances.

For more information regarding the Company's fair value calculations, see Note 18 "Fair Value Measurement and Fair Value of Financial Instruments" to the Company's audited consolidated financial statements included under the section "Financial Statements and Supplementary Data" in Item 8 of this report.

At December 31, 2011, the corporate securities portfolio included four pooled trust preferred securities with amortized cost of $13.8 million and an estimated fair market value of $8.0 million resulting in an estimated $5.8 million unrealized loss. This unrealized loss was associated with the decline in market value since purchase of our investments in pooled trust preferred securities issued by banks and insurance companies. Continued wide credit and liquidity spreads contributed to the unrealized loss associated with these securities.

In the second quarter of 2011, the Company recorded a credit related OTTI charge of $.2 million pretax related to one of the pooled trust preferred securities which also was placed on nonaccrual status at the same time. We do not intend to sell this security, and it is not likely that we will be required to sell this security, but we do not expect to recover the entire amortized cost basis of the security. The amount of OTTI related to credit losses recognized in earnings represents the amortized cost of the security that we do not expect to recover and is based on the estimated cash flow expected from the security, discounted by the estimated future coupon rates of the security. We estimate cash flows based on the performance of the underlying collateral for the security and the overall structure of the security. Factors considered in the performance of underlying collateral include current default and deferral rates, estimated future default, deferral and recovery rates, and prepayment rates. Factors considered in the overall structure of the security include the impact of the underlying collateral cash flow on debt coverage tests and subordination levels. The remaining impairment on this security that is related to all other factors is recognized in other comprehensive income. Given regulatory guidelines on expectation of full payment of interest and principal as well as extended principal in kind payments, this pooled trust preferred security was placed on nonaccrual status. In addition, in October 2011 the Company placed a second pooled trust preferred security with principal in kind payments on nonaccrual status. While this security had an impairment loss of $1.6 million at December 31, 2011, based on our projections of future interest and principal payments, this security had no credit related OTTI as of December 31, 2011. At year end 2011, the pooled trust preferred securities were rated C or better by the rating agencies that cover these securities. They have several features that reduce credit risk, including seniority over certain tranches in the same pool and the benefit of certain collateral coverage tests.

At December 31, 2011, our mortgage-backed securities portfolio, which grew by $59.5 million in 2011, had an amortized cost base of $419.5 million and a fair market value of $428.7 million. This portfolio consisted of U.S. Agency backed mortgages with an amortized cost of $332.3 million and U.S. Government backed mortgage securities with an amortized cost of $87.3 million. Floating or adjustable rate securities represented $20.5 million of this portfolio while the remainder consisted of fixed rate securities. Ten and fifteen year pass-through mortgages, with a projected average life of 3.1 years represented the majority of fixed rate securities within this portfolio. Mortgage backed securities are subject to prepayment risk. Rising prepayments reduces the projected average life and accelerates the amortization of premium thus reducing the income from this portfolio. At December 31, 2011, the bank owned no privately issued mortgage backed securities.

Our portfolio of securities representing obligations of state and political subdivisions had a fair value of $60.7 million, with an amortized cost of $56.0 million, indicating an unrealized gain of $4.7 million. At December 31, 2011, the ratings associated with the securities in this segment were: 7% AAA, 74% AA, 10% A, 7% BBB, and 2% non-rated. At December 31, 2010, the ratings associated with the securities in this segment were: 9% AAA, 59% AA, 18% A, 9% BBB and 5% non-rated.

At December 31, 2011, our equity and other investment securities had a fair value of $12.0 million and consisted of three investments in mutual fund shares and three investments in government backed Housing and Urban Development ("HUD") Bonds. In addition to interest income, these investments provide the Bank with a Community Reinvestment Act ("CRA") benefits.

The following table summarizes the contractual maturities and weighted average yields on Bancorp's investment securities:

(Dollars in thousands)	One year or less	Yield	After One through five years	Yield	After Five through ten years	Yield	Due after ten years	Yield	Total	Yield
U.S. Treasury securities	$ 203	4.50%	$ -	-	$ -	-	$ -	-	$ 203	4.50%
U.S. Government agency securities	502	0.63%	189,062	2.25%	30,067	2.21%	-	-	219,631	2.24%
Obligations of state and political subdivisions [1]	1,107	6.40%	17,391	5.44%	31,584	6.33%	10,650	5.22%	60,732	5.88%
Other securities [2]	4	6.00%	2,535	4.24%	160,371	2.93%	286,368	3.58%	449,278	3.35%
Total [1]	$ 1,816	4.59%	$ 208,988	2.54%	$ 222,022	3.32%	$ 297,018	3.64%	$ 729,844	2.64%

[1] Yields are stated on a federal tax equivalent basis at 35%.

[2] Contractual maturities do not reflect prepayments on mortgage-backed and asset-backed securities. Actual durations are anticipated to be significantly shorter than contractual maturities.

The projected average life, or expected duration, based upon maturity date and estimated prepayment speeds, of Bancorp's investment portfolio decreased from 3.3 years at December 31, 2010 to 2.5 years at December 31, 2011. While the investment portfolio grew during 2011, the Company elected to maintain a relatively short expected duration in light of the historically low market interest rate environment. Management may consider selling certain securities and realizing gains and/or losses in the Company's investment portfolio on an on-going basis as part of Bancorp's overall business strategy. For more information regarding Bancorp's investment securities, see Note 2 "Investment Securities" to the Company's audited consolidated financial statements included under the section "Financial Statements and Supplementary Data" in Item 8 of this report.

FHLB Securities

At December 31, 2011, Bancorp owned FHLB stock of $12.1 million, unchanged from year end 2010. The FHLB stock is carried at amortized cost which equals its par value because the shares can only be redeemed with the FHLB at par. The Bank is required to maintain a minimum level of investment in FHLB stock based on specific percentages of its outstanding mortgages and FHLB advances. Stock redemptions are at the discretion of the FHLB or of the Company upon prior notice to the FHLB of five years for FHLB Class B stock or six months for FHLB Class A stock. The Company analyzes FHLB stock for OTTI. The evaluation of OTTI on FHLB stock is based on an assessment of the ultimate recoverability of cost rather than recognizing temporary declines in value. The Company analyzed FHLB stock for OTTI and concluded that no impairment existed at December 31, 2011.

Loan Portfolio

The following table provides the composition of the loan portfolio and the balance of our allowance for loan losses as of the dates shown:

	December 31,									
(Dollars in thousands)	2011		2010		2009		2008		2007	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	$ 299,766	20%	$ 309,327	20%	$ 370,077	21%	$ 482,405	23%	$ 504,101	23%
Real estate construction	30,162	2%	44,085	3%	99,310	6%	285,149	14%	517,988	24%
Real estate mortgage	324,994	22%	349,016	23%	374,668	22%	393,208	19%	330,803	15%
Commercial real estate	832,767	55%	818,577	53%	862,193	50%	882,092	43%	796,622	37%
Installment and other consumer	13,612	1%	15,265	1%	18,594	1%	21,942	1%	23,155	1%
Total loans	1,501,301	100%	1,536,270	100%	1,724,842	100%	2,064,796	100%	2,172,669	100%
Allowance for loan losses	(35,212)	2.35%	(40,217)	2.62%	(38,490)	2.23%	(28,920)	1.40%	(46,917)	2.16%
Total loans, net	$ 1,466,089		$ 1,496,053		$ 1,686,352		$ 2,035,876		$ 2,125,752	

The Company's loan portfolio of $1.5 billion at December 31, 2011, decreased $35.0 million or 2% from December 31, 2010. The most significant decline within the loan portfolio occurred in the real estate mortgage and real estate construction loan categories. Total real estate construction loans represented 2% of the loan portfolio at the end of 2011, a reduction from 3% at December 31, 2010, and down from 24% at its peak at year end 2007. At 55% of the loan portfolio, commercial real estate represented the largest component of the loan portfolio at year end 2011, as has been the case historically. Interest and fees earned on our loan portfolio is our primary source of revenue, and the decline in loan balances has had a significant negative impact on interest income and loan fees earned. A decline in loan balances may have a material adverse impact on the Company's revenues and results of operations.

Loans held for sale at December 31, 2011 were $3.3 million compared to $3.1 million at December 31, 2010. The majority of our loan sales involve residential real estate mortgage loans. These loan sales have no recourse, however sales are subject to proper compliance with standard underwriting rules that if not met, may allow the secondary market buyer to require the Company to repurchase the note. To date, the Company has received few requests to repurchase notes from secondary market purchasers and related expenses have not been material. However, there can be no assurance that we will not receive additional and increased requests to repurchase loans, in which case possible losses to the Bank could be material to results of operations. Also, from time to time, the Company sells the guaranteed portions of SBA loans with servicing rights and obligations usually retained.

At December 31, 2011, and 2010, we had $5.6 million and $5.0 million, respectively, in outstanding loans to persons serving as directors, senior officers, principal stockholders and their related interests. These loans were made substantially on the same terms, including interest rates, maturities and collateral, as those made to other customers of the Bank. At December 31, 2011, and 2010, the Bank had no banker's acceptances.

The following table presents the maturity distribution and interest rate sensitivity of the Company's loan portfolio by category at December 31, 2011:

(Dollars in thousands)	Commercial loans	Real estate construction	Real estate mortgage	Commercial real estate	Installment and other	Total
Maturity distribution:[1]						
Due within one year	$ 159,576	$ 27,756	$ 12,431	$ 54,006	$ 4,121	$ 257,890
Due after one through five years	100,356	2,406	104,712	235,550	3,791	446,815
Due after five years	39,834	-	207,851	543,211	5,700	796,596
Total	$ 299,766	$ 30,162	$ 324,994	$ 832,767	$ 13,612	$ 1,501,301
Interest rate sensitivity:						
Fixed-interest rate loans	$ 82,841	$ 7,517	$ 78,050	$ 221,468	$ 6,382	$ 396,258
Floating or adjustable interest rate loans[2]	216,925	22,645	246,944	611,299	7,230	1,105,043
Total	$ 299,766	$ 30,162	$ 324,994	$ 832,767	$ 13,612	$ 1,501,301

1 The table is based on stated maturities, not expected maturities or durations.

2 Certain loans contain provisions which place maximum or minimum limits on interest rates or interest rate changes. Adjustable rate loans include all loans whose rates could change prior to maturity.

The table above breaks down our loan portfolio by stated maturity and interest rate type. Most of our loans have maturity dates beyond five years. However, only 26% of our loans are at a fixed rate until their maturity date. The remaining 74% of our loans have interest rates which adjust prior to the stated maturity. The above table does not take into account unscheduled payment of principal which could occur prior to the stated maturity or scheduled interest rate adjustments.

Below is a discussion of our loan portfolio by category.

Commercial. The composition of commercial loans as of December 31, 2011, and December 31, 2010 was as follows:

(Dollars in thousands)	December 31, 2011	Percent of total	December 31, 2010	Percent of total	Change	Percent change
Commercial lines of credit:						
Total commitment	$ 450,414		$ 448,042		$ 2,372	1%
Outstanding balance	187,899	63%	187,983	61%	(84)	0%
Utilization %	41.7%		42.0%			
Commercial term loans:						
Total commitment	$ 111,867		$ 121,344		$ (9,477)	-8%
Outstanding balance	111,867	37%	121,344	39%	(9,477)	-8%
Total commercial lines and loans:						
Total commitment	$ 562,281		$ 569,386		$ (7,105)	-1%
Outstanding balance	299,766	100%	309,327	100%	(9,561)	-3%

At December 31, 2011, total commercial loans and lines of credit at $299.8 million represented approximately 20% of the Company's total loan portfolio. The total commercial loan and line balance declined $9.6 million or 3% from $309.3 million at year end 2010. This decline was due to a reduction in commercial term loan balances during 2011. At year end 2011, commercial term loans accounted for $111.9 million or 37% of the total commercial outstanding balance as compared to $121.3 million a year ago. Commercial lines of credit accounted for $187.9 million or 63% of this portfolio. While origination of commercial term loan and line originations increased in 2011 compared to 2010, the weak economic environment has caused loan origination volumes to lag pre-recession levels. Commercial line utilization also remained relatively unchanged from year end 2010 to year end 2011, towards the low end of our customers' historical utilization range. Commercial term loans are typically intermediate to long-term (two to ten years) secured credit used to finance capital equipment while commercial lines of credit are generally revolving loans typically used to finance short-term or seasonal working capital needs.

Since the onset of the recessionary environment the Company elected to limit new loan originations to customers in certain sectors, including businesses related to the housing industry, and to exit certain high risk client relationships. However, in terms of our long term strategy, we continue to expect commercial businesses to be an important contributor to growth in loan balances and future revenues.

In originating commercial loans and lines, our underwriting standards may include maximum loan to value ratios, minimum target levels for debt service coverage and other financial covenants specific to the loan and the borrower. Common forms of collateral pledged to secure our commercial loans are real estate, accounts receivable, inventory, equipment, agricultural crops and/or livestock and marketable securities. Commercial loans and lines of credit typically have maximum terms of one to ten years and loan to value ratios in the range of 50% to 80% at origination.

Real Estate Construction. The composition of our real estate construction portfolio as of December 31, 2011, 2010, and 2009, is presented in the following table:

(Dollars in thousands)	December 31, 2011		December 31, 2010		Change		December 31, 2009	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial construction	$ 17,538	58%	$ 19,781	45%	$ (2,243)	-11%	$ 29,615	30%
Two-step residential construction loans	628	2%	1,132	3%	(504)	-45%	2,407	2%
Residential construction to builders	6,162	20%	12,301	28%	(6,139)	-50%	44,786	45%
Residential subdivision or site development	5,935	20%	10,903	24%	(4,968)	-46%	22,590	23%
Net deferred fees	(101)	0%	(32)	0%	(69)	-216%	(88)	0%
Total real estate construction loans	$ 30,162	100%	$ 44,085	100%	$ (13,923)	-32%	$ 99,310	100%

At December 31, 2011, the balance of real estate construction loans was $30.2 million, down $13.9 million or 32% from $44.1 million at December 31, 2010, which in turn was down from $99.3 million at December 31, 2009. Our construction loan portfolio has contracted dramatically as a result of weak real estate market conditions and our efforts to work through problem credits within this portfolio.

Real estate construction loans to builders are generally secured by the property underlying the project that is being financed. Construction loans to builders and developers typically have terms from 12 to 24 months and initial loan to value ratios in the range of 60% to 80% based on the estimated "as-is" and "as-proposed" values of the project at the time of loan origination.

At December 31, 2011, the Bank's real estate construction concentration was 14% relative to Tier 1 capital and allowance for credit losses and was well within the Interagency Guidelines for Real Estate Lending and the Commercial Real Estate Lending Joint Guidance policy guidelines which set forth a 100% limit for such ratio. New loan origination activity in this loan category has been and continues to be limited due to the prolonged weakness in real estate market conditions.

Real Estate Mortgage. The following table presents the components of our real estate mortgage loan portfolio:

(Dollars in thousands)	December 31, 2011		December 31, 2010		Change		December 31, 2009	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Mortgage	$ 58,099	18%	$ 67,525	19%	$ (9,426)	-14%	$ 74,977	20%
Nonstandard mortgage product	8,511	3%	12,523	4%	(4,012)	-32%	20,108	5%
Home equity loans and lines of credit	258,384	79%	268,968	77%	(10,584)	-4%	279,583	75%
Total real estate mortgage	$ 324,994	100%	$ 349,016	100%	$ (24,022)	-7%	$ 374,668	100%

The total real estate mortgage loan portfolio was $325.0 million or approximately 22% of the Company's total loan portfolio at December 31, 2011, a reduction of $24.0 million from $349.0 million twelve months earlier. This included a $4.0 million or 32% decline in our nonstandard mortgage product to $8.5 million, primarily due to transfers to OREO. At December 31, 2011, mortgage loans measured $58.1 million, of which $29.4 million consisted of standard residential mortgage loans to homeowners. The remaining $28.7 million was associated with commercial interests utilizing residences as collateral. Such commercial interests included $18.6 million related to businesses, $1.6 million related to condominiums, and $4.3 million related to residential land.

At year end 2011, home equity lines and loans of $258.4 million, which declined $10.6 million from $269.0 million a year earlier, represented 79% of the real estate mortgage portfolio. The Bank's home equity portfolio was almost entirely generated within our market area and through our branch network. The home equity portfolio peaked at year end 2009 but the balances have trended lower as new loan and line originations within this portfolio slowed significantly over the past few years. This was a result of the Bank's ongoing analysis of market conditions and corresponding adjustments made to our pricing and underwriting standards as well as reduced customer demand. As shown below, the year end 2011 home equity line utilization percentage for loans originated in 2011 averaged approximately 50%, which was below that of loans originated in prior years.

(Dollars in thousands)	Year of Origination							
	2011	2010	2009	2008	2007	2006	2005 & Earlier	Total
Home equity lines								
Commitments	$ 21,721	$ 22,320	$ 27,278	$ 52,963	$ 66,152	$ 69,236	$ 126,317	$ 385,987
Outstanding balance	10,901	11,685	15,076	33,705	44,570	46,458	73,589	235,984
Utilization at year end [(1)]	50.2%	52.4%	55.3%	63.6%	67.4%	67.1%	58.3%	61.1%
Home equity loans								
Outstanding balance	827	1,153	2,737	6,521	4,566	2,683	2,760	21,247
Total home equity outstanding	$ 11,728	$ 12,838	$ 17,813	$ 40,226	$ 49,136	$ 49,141	$ 76,349	$ 257,231

[(1)] For the purposes of utilization percentages, the outstanding balance does not include deferred costs and fees of $1.3 million

Approximately 40% of the Bank's home equity portfolio is in first lien position at year end 2011, and this collateral position helps mitigate overall portfolio risk. There were other types of loans as well as deposits derived from our home equity borrowers at year end 2011, which we believe were a result of our home equity line and loan portfolios being sourced to relationship customers through the Company's branch network.

The following table shows home equity lines of credit and loans by metropolitan service. The majority of our home equity lines and loans are secured by homes in the Portland-Beaverton, Oregon, Vancouver, Washington and Salem, Oregon markets, where the majority of our branches are also located.

(Dollars in thousands)	December 31, 2011		December 31, 2010	
		Percent of		Percent of
Region	Amount	total	Amount	total
Portland-Beaverton, Oregon / Vancouver, Washington	122,543	47.4%	127,479	47.4%
Salem, Oregon	61,019	23.6%	62,533	23.2%
Oregon non-metropolitan area	27,419	10.6%	27,615	10.3%
Olympia, Washington	17,268	6.7%	17,236	6.4%
Washington non-metropolitan area	12,859	5.0%	14,489	5.4%
Bend, Oregon	4,377	1.7%	5,692	2.1%
Other	12,899	5.0%	13,924	5.2%
Total home equity loan and line portfolio	$ 258,384	100.0%	$ 268,968	100.0%

Commercial Real Estate. The composition of commercial real estate loan types based on collateral is as follows:

(Dollars in thousands)	December 31, 2011		December 31, 2010	
	Amount	Percent	Amount	Percent
Office Buildings	$ 173,295	20.8%	$ 182,376	22.3%
Retail Facilities	118,678	14.3%	108,874	13.3%
Industrial parks and related	55,392	6.7%	59,493	7.3%
Multi-Family - 5+ Residential	63,027	7.6%	58,606	7.2%
Medical Offices	60,993	7.3%	55,294	6.8%
Commercial/Agricultural	60,094	7.2%	54,361	6.6%
Manufacturing Plants	51,852	6.2%	47,341	5.8%
Hotels/Motels	35,893	4.3%	35,724	4.4%
Assisted Living	22,040	2.6%	25,669	3.1%
Mini Storage	19,037	2.3%	24,678	3.0%
Land Development and Raw Land	17,278	2.1%	19,534	2.4%
Food Establishments	19,054	2.3%	16,370	2.0%
Other	136,134	16.3%	130,257	15.8%
Total commercial real estate loans	$ 832,767	100.0%	$ 818,577	100.0%

The commercial real estate portfolio increased $14.2 million or 2% during 2011. At year end 2011, office buildings represented the largest collateral segment, and accounted for 21% of the collateral securing the commercial real estate portfolio, a slight decline from year end 2010. Retail facilities, which accounted for the second largest collateral segment, increased slightly to 14% during 2011. Commercial real estate markets continue to be vulnerable to financial and valuation pressures that may limit refinance options and negatively impact borrowers' ability to perform under existing loan agreements. Declining values of commercial real estate or higher market interest rates may have a further adverse effect on the ability of borrowers with maturing loans to satisfy loan to value ratios required to renew such loans. The Company's underwriting of commercial real estate loans generally includes loan to value ratios at origination not exceeding 75% and debt service coverage ratios at 120% or better.

The composition of the commercial real estate loan portfolio by occupancy type is as follows:

(Dollars in thousands)	December 31, 2011		December 31, 2010		Change	
						Mix
	Amount	Percent	Amount	Percent	Amount	Percent
Owner occupied	$ 390,589	47%	$ 383,047	47%	$ 7,542	2%
Non-owner occupied	442,178	53%	435,530	53%	6,648	2%
Total commercial real estate loans	$ 832,767	100%	$ 818,577	100%	$ 14,190	

The owner occupied and non-owner occupied categories of the Company's commercial real estate portfolio increased by 2% in 2011 and the mix between owner occupied and non-owner occupied collateral types within the total commercial real estate portfolio remained unchanged from year end 2010 at 47% and 53%, respectively. Given the relative modest new originations over the past few years, we believe our commercial real estate portfolio to be a relatively mature portfolio. At December 31, 2011, the Bank's commercial real estate concentration, at 123% relative to Tier 1 capital and allowance for credit losses, was well within the Interagency Guidelines for Real Estate Lending and the Commercial Real Estate Lending Joint Guidance policy guidelines which set forth a 300% limit for such ratio.

The following table shows the commercial real estate portfolio by current property location:

(Dollars in thousands)	December 31, 2011				
Region		Amount	Number of loans	Percent of total loans by market	Percent of branches by market
Portland-Beaverton, Oregon / Vancouver, Washington	$	429,806	721	51.6%	41.7%
Salem, Oregon		156,033	386	18.8%	35.0%
Oregon non-metropoliton area		53,548	157	6.4%	8.3%
Seattle-Tacoma-Bellevue, Washington		38,363	48	4.6%	0.0%
Washington non-metropoliton area		30,116	103	3.6%	0.0%
Olympia, Washington		31,116	77	3.7%	15.0%
Bend, Oregon		24,316	24	2.9%	0.0%
Other		69,469	105	8.4%	0.0%
Total commercial real estate loans	$	832,767	1,621	100.0%	100.0%

As shown in the table above, the properties within our commercial real estate portfolio at year end 2011 are predominantly located in geographic areas where we have branch presence. At year end 2011 the average loan balance in our commercial real estate portfolio was approximately $.5 million.

The following table shows the commercial real estate portfolio by year of stated maturity:

	December 31, 2011			
(Dollars in thousands)		Amount	Number of loans	Percent of total
2012	$	54,006	92	6.5%
2013		56,025	113	6.7%
2014 and after		722,736	1,416	86.8%
Total commercial real estate loans	$	832,767	1,621	100.0%

At year end 2011, the stated loan maturities in 2012 and 2013 totaled $110.0 million or 13.2% of the $832.8 million total commercial real estate portfolio.

Credit Management.

Credit risk is inherent in our lending activities. We manage the general risks in the loan portfolio by following loan policies and underwriting practices designed to result in prudent lending activities. In addition, we attempt to manage our risk through our credit administration and credit review functions that are designed to help confirm our credit standards are being followed. Through the credit review function we monitor credit related policies and practices on a post approval basis. Significant findings and periodic reports are communicated to the chief credit officer and chief executive officer and, in certain cases, to the Loan, Investment, & Asset/Liability Committee, which is comprised of certain directors. Credit risk in the loan portfolio can be amplified by loan concentrations. We manage our concentration risk on an ongoing basis by establishing a maximum amount of credit that may be extended to any one borrower and by employing concentration limits that regulate exposure levels by product type and portfolio category. We also employ concentration limits by geography for certain commercial and residential real estate loans.

Our residential construction portfolio, consisting of developers and builders, is a portfolio we consider to have higher risk. The prolonged downturn in residential real estate has slowed land, lot and home sales within our markets and has resulted in lengthening the absorption period for completed homes and has negatively affected borrower liquidity and collateral values. We have continued to reduce our exposure to residential construction by controlling origination activity and managing down loans to existing borrowers. Until our regional economy generates and sustains higher levels of overall business activity and employment levels, financial pressures will continue to challenge borrowers in many industry segments. We are closely monitoring our credit exposure in both owner occupied and non-owner occupied term real estate. An important component of managing risk in the commercial real estate portfolio involves stress testing, at both a portfolio and individual borrower level. Our stress test for individual commercial real estate borrowers focuses on examining project performance relative to cash flow and collateral value under a range of assumptions that include interest rates, absorption, unit sales prices, and capitalization rates. This level of risk monitoring assists the Bank to identify potential problem loans early and develop action plans on a timely basis, which may include requiring borrowers to provide curtailments, pledge additional collateral, or transfer the borrowing relationship to our special asset team for closer monitoring.

The prolonged duration of the economic downturn coupled with elevated unemployment levels has also impacted our portfolio of home equity loans and lines. We analyze our home equity portfolio on an ongoing basis. Our process typically involves updating credit scores, tracking past dues, line utilization rates, and assessing collateral exposure. Based on our analysis we may request certain borrowers to consider restructuring their credit facility with the Bank.

Current economic conditions continue to challenge the banking industry. Consequently, we are tightly focused on monitoring and managing credit risk across all of our loan portfolios. As part of our ongoing lending process, a risk analysis is prepared for each primary credit action with the borrower before the funds are advanced. Most borrowers are assigned individual risk ratings which are based on our assessment of the borrower's credit worthiness and the quality of our collateral position at the time a particular loan is made. Thereafter, credit risk ratings are evaluated on an ongoing basis focusing on our interpretation of relevant risk factors known to us at the time of each evaluation. Large credit relationships have their credit risk rating reviewed at least annually, and given current economic conditions, risk rating evaluations may occur more frequently. Our relationship managers play a critical role in this process by evaluating the ongoing financial condition of each borrower in their respective portfolio of loans. These activities include, but are not limited to, maintaining open communication channels with borrowers, analyzing periodic financial statements and cash flow projections, tracking financial trends, evaluating collateral, monitoring covenant compliance, and evaluating the financial capacity of guarantors. Collectively, these activities represent an ongoing process that results in an assessment of credit risk associated with each commercial, real estate construction and commercial real estate loan consistent with our internal risk rating guidelines. Our risk rating process is a central component in estimating the required allowance for credit losses, as discussed in the Allowance for Credit Losses section which follows. Credit files are also examined periodically on a sample test basis by our credit review department and internal auditors, as well as by regulatory examiners.

Although a risk of nonpayment exists with respect to all loans, certain specific types of risks are associated with different types of loans. The expected source of repayment of loans is generally the cash flow of a particular project, income from the borrower's business, conversion of trading assets to cash, proceeds from the sale of real property, proceeds of refinancing, or personal income. Real estate is frequently a material component of collateral for our loans. Risks associated with loans secured by real estate include the risks of decreasing land and property values, material increases in interest rates, deterioration in local economic conditions, changes in tax policies, and tightening credit or refinancing markets. A concentration of loans within any one market area may increase these risks.

Nonperforming Assets, Troubled Debt Restructurings, OREO and Delinquencies

Nonperforming assets. The following table presents information with respect to nonperforming assets as of the dates shown:

(Dollars in thousands)	December 31, 2011	2010	2009	2008	2007
Nonperforming loans:					
Commercial	$ 7,750	$ 13,377	$ 36,211	$ 6,250	$ 2,401
Real estate construction:					
Commercial real estate construction	3,750	4,077	1,488	2,922	-
Residential real estate construction	2,073	6,615	22,373	90,712	22,121
Total real estate construction	5,823	10,692	23,861	93,634	22,121
Real estate mortgage:					
Mortgage	6,161	9,318	11,563	8,283	552
Nonstandard mortgage	3,463	5,223	8,752	15,229	-
Home equity loans and lines of credit	2,325	950	2,036	1,043	-
Real estate mortgage	11,949	15,491	22,351	24,555	552
Commercial real estate	15,070	21,671	16,778	3,145	1,353
Installment and other consumer	5	-	144	6	-
Total loans on nonaccrual status	40,597	61,231	99,345	127,590	26,427
Loans past due 90 days or more but not on nonaccrual status	-	-	-	-	-
Other real estate owned	30,823	39,459	53,594	70,110	3,255
Total nonperforming assets	$ 71,420	$ 100,690	$ 152,939	$ 197,700	$ 29,682
Percentage of nonperforming assets to total assets	2.94%	4.09%	5.60%	7.86%	1.12%
Total assets	$ 2,429,887	$ 2,461,059	$ 2,733,547	$ 2,516,140	$ 2,646,614

Nonperforming assets consist of nonaccrual loans, loans past due more than 90 days and still accruing interest, and OREO. At December 31, 2011, total nonperforming assets were $71.4 million, or 2.9% of total assets, which was down from $100.7 million, or 4.1% of total assets, at December 31, 2010. The balance of total nonperforming assets reflected write downs totaling $47.0 million or 40% from the original loan principal balance compared to write downs of 35% twelve months ago. The decline in total nonperforming assets in 2011 was primarily caused by the combination of OREO sales, nonaccrual loan pay-downs and payoffs, and net charge-offs exceeding the inflow of additional nonaccrual loans. Total nonaccrual loans declined by $20.6 million or 34%, to $40.6 million at December 31, 2011, from $61.2 million at year end 2010. During 2011, nonaccrual loan balances declined across all major loan categories.

Generally, loans are placed on nonaccrual status and no interest is accrued when factors indicate collection of interest or principal in accordance with the contractual terms is doubtful or when the principal or interest payment becomes 90 days past due. For such loans, previously accrued but uncollected interest is reversed and charged against current earnings and additional income is only recognized to the extent payments are subsequently received and the loan is placed back on an interest accruing status. Interest income foregone on nonaccrual loans was approximately $4.1 million, $6.5 million, and $10.7 million in 2011, 2010, and 2009, respectively.

A loan is considered to be impaired when it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement or when it has been restructured in a troubled debt restructuring. At December 31, 2011, 2010, and 2009, Bancorp had loans that were considered to be impaired, which include troubled debt restructurings, of $56.4 million, $76.7 million, and $98.8 million, respectively. Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair market value of the collateral less selling costs if the loan is collateral dependent. Loans that are measured at lower of cost or fair value and certain large groups of smaller balance homogeneous loans collectively measured for impairment are excluded from impairment measurement. Impaired loans are charged off promptly to the allowance for loan losses when management believes, after considering economic, market, and business conditions, collection efforts, collateral position, and other factors deemed relevant, that the borrower's financial condition is such that collection of principal and interest is not probable.

For the years ended December 31, 2011, 2010, and 2009, interest income recognized on impaired loans totaled $1,035,000, $568,000, and $526,000, respectively. Interest income on loans is accrued daily on the principal balance outstanding.

Troubled Debt Restructurings. At December 31, 2011, Bancorp had $37.6 million in loans classified as troubled debt restructurings of which $15.8 million was on an interest accruing status, with the remaining $21.8 million on nonaccrual status. Troubled debt restructurings were $57.8 million at December 31, 2010, of which $15.5 million was on an interest accruing status, with the remaining $42.3 million on nonaccrual status. All troubled debt restructurings were considered impaired at year end 2011 and 2010. The modifications granted on troubled debt restructurings were due to borrower financial difficulty, and generally provide for a modification of loan terms. The decrease in troubled debt restructurings reflects a decrease in the number of loan modifications in 2011. For more information regarding Bancorp's troubled debt restructurings and loans, see Note 3 "Loans and Allowance for Credit Losses" to the Company's audited consolidated financial statements included under the section "Financial Statements and Supplementary Data" in Item 8 of this report.

Other Real Estate Owned. The following table presents activity in the total OREO portfolio for the periods shown:

(Dollars in thousands)	December 31, 2011		December 31, 2010	
	Amount	# of properties	Amount	# of properties
Beginning balance	$ 39,459	402	$ 53,594	672
Additions to OREO	21,139	74	25,199	123
Capitalized improvements	523	-	3,185	-
Valuation adjustments	(4,832)	-	(6,649)	-
Disposition of OREO properties	(25,466)	(212)	(35,870)	(393)
Ending balance	$ 30,823	264	$ 39,459	402

OREO is real property that the Bank has taken possession of either through a deed-in-lieu of foreclosure, non-judicial foreclosure, judicial foreclosure or similar process in full or partial satisfaction of a loan or loans. During 2011, the Company remained focused on OREO property disposition activities, resulting in the sale of $25.5 million in OREO property compared to $35.9 million in 2010. The Company assumed $21.1 million in additional OREO properties in 2011, down from $25.2 million in 2010. Reflecting lower OREO balances as well as a slowing trend in declines in local residential real estate market values, OREO valuation adjustments fell to $4.8 million in 2011 from $6.6 million in 2010. At December 31, 2011, the OREO portfolio consisted of 264 properties valued at $30.8 million. At December 31, 2011, OREO balances reflected write-downs totaling 53% from the original loan principal, essentially unchanged from a year ago. The largest categories of the OREO balance at December 31, 2011, were attributable to income producing properties followed by homes and land, all of which are located within our footprint. The residential site development balance and number of such properties declined in 2011 due to continued lot sales and significantly fewer new such properties taken under possession during the year compared to recent years.

OREO is recorded at the lower of the carrying amount of the loan or fair value less estimated costs to sell. Management is responsible for estimating the fair market value of OREO and utilizes appraisals and internal judgments in its assessment of fair market value and estimated selling costs. This estimate becomes the property's book value at the time it is taken into OREO. If the estimate is below the carrying value of the related loan, the amount of the required adjustment is charged to the allowance for loan losses at the time the property is taken into OREO. Management then periodically reviews OREO to determine whether the property continues to be carried at the lower of its recorded book value or fair value, net of estimated costs to sell. Any further OREO valuation adjustments or subsequent gains or losses upon final disposition of OREO are charged to other noninterest income.

Expenses from the acquisition, maintenance and disposition of OREO properties are included in other noninterest expense in the consolidated statements of income (loss). It will be critical to our operating results for us to dispose of OREO properties in a timely fashion and at valuations that are consistent with our expectations. Continued decline in market values in our area would lead to additional valuation adjustments, which would have an adverse effect on our results of operations.

The following table presents categories of the OREO portfolio for the periods shown:

(Dollars in thousands)	December 31, 2011	# of properties	December 31, 2010	# of properties
Income producing properties	$ 10,282	15	$ 5,162	7
Homes	6,008	17	17,297	69
Land	5,049	16	5,135	12
Residential site developments	3,506	146	7,340	245
Lots	2,932	51	3,700	56
Condominiums	2,252	9	128	2
Multifamily	428	4	697	11
Commercial site developments	366	6	-	-
Total	$ 30,823	264	$ 39,459	402

In addition to OREO sales, the Bank also completed 13 short sales in 2011 for total proceeds of $3.2 million. Short sales occur when we accept an agreement with a borrower to sell the Bank's collateral on a loan that produces net proceeds that are less than what is owed. The obligor receives no proceeds; however, the debt is fully extinguished. A short sale is an alternative to foreclosure. The losses on short sales and valuation adjustments on loans prior to taking property into OREO are recorded directly to the allowance for loan losses.

Delinquencies. Bancorp also monitors delinquencies, defined as balances 30-89 days past due, not in nonaccrual status, as an important indicator for future nonperforming assets. Total delinquencies were $4.3 million or 0.28% of total loans at December 31, 2011, up from $2.7 million or 0.18% at December 31, 2010, and reduction from $8.4 million or .49% at year end 2009. The largest increases in delinquencies were in the commercial and commercial real estate portfolios. The amount of delinquencies and the percentage of categories or total loans represented by delinquencies may increase or decrease by a fair amount from period to period and not necessarily reflect a negative or positive trend in the underlying credit quality of the loan portfolio.

The following table summarizes total delinquent loan balances by type of loan for the periods shown:

	December 31,					
(Dollars in thousands)	2011 Amount	% of category	2010 Amount	% of category	2009 Amount	% of category
Commercial	$ 683	0.23%	$ 52	0.02%	$ 1,151	0.31%
Real estate construction	-	0.00%	-	0.00%	606	0.61%
Real estate mortgage	2,389	0.74%	2,062	0.59%	2,649	0.71%
Commercial real estate	1,145	0.14%	555	0.07%	3,962	0.46%
Installment and other consumer	56	0.41%	52	0.34%	59	0.32%
Total loans 30-89 days past due, not in nonaccrual status	$ 4,273		$ 2,721		$ 8,427	
Delinquent loans to total loans	0.28%		0.18%		0.49%	

Allowance for Credit Losses and Net Loan Charge-offs

Allowance for Credit Losses. An allowance for credit losses has been established based on management's best estimate, as of the balance sheet date, of probable losses inherent in the loan portfolio. The actual losses may vary significantly from the estimated amounts. For more information regarding the Company's allowance for credit losses, see the discussion under the subheading "Allowance for Credit Losses" in the section "Critical Accounting Policies" included in Item 7 of this report below. The allowance for credit losses is comprised of two primary components: the allowance for loan losses, which is the sum of the specific reserve, formula and unallocated allowance relating to loans in the loan portfolio, and the reserve for unfunded commitments. Our methodology for determining the allowance for credit losses consists of several key elements, which include:

- **Specific Reserve Allowances.** Specific reserve allowances may be established when management can estimate the amount of an impairment of a loan, typically on a non real estate collateralized loan or to address the unique risks associated with a group of loans or particular type of credit exposure. The Company does not establish specific reserve allowances on collateral dependent impaired loans. Impairment amounts related to these loans are charged off to the allowance for credit losses when impairment is established.

- **Formula Allowance.** The formula allowance is calculated by applying loss factors to individual loans based on the assignment of risk ratings, or through the assignment of loss factors to homogenous pools of loans. Changes in risk ratings of both performing and nonperforming loans affect the amount of the formula allowance. Loss factors are based on our historical loss experience and such other data as management believes to be pertinent, and may be adjusted for significant factors that, in management's judgment, affect the collectability of the portfolio as of the evaluation date.

- **Unallocated Allowance.** The unallocated loan loss allowance represents an amount for imprecision or uncertainty that is inherent in estimates used to determine the allowance. In determining whether to carry an unallocated allowance and, if so, the amount of the allowance, management considers a variety of qualitative factors, including regional economic and business conditions that impact important categories of our portfolio, loan growth rates, the depth and skill of lending staff, the interest rate environment, and the results of bank regulatory examinations and findings of our internal credit analysts.

- **Reserve for Unfunded Commitments.** A reserve for unfunded commitments is maintained at a level that, in the opinion of management, is adequate to absorb probable losses associated with commitments to lend funds under existing agreements; for example, the Bank's commitment to fund advances under lines of credit. The reserve amount for unfunded commitments is determined based on our methodologies described above with respect to the formula allowance. As our unfunded commitments decrease due to the transition to a funded loan, the corresponding reserve for unfunded commitments will decrease.

At December 31, 2011, the allowance for credit losses was $36.0 million or 2.40% of total loans, consisting of a $30.3 million formula allowance, a $4.4 million unallocated allowance, a $.5 million specific reserve allowance and a $.8 million reserve for unfunded commitments. The $.5 million specific reserve allowance was maintained on performing, impaired loans considered to be troubled debt restructurings that are on an interest accruing status. At December 31, 2011, within the formula allowance, the Company had $.7 million allocated to overdrafts. At December 31, 2010, the allowance for credit losses was $41.1 million or 2.67% of total loans, consisting of a $33.5 million formula allowance, a $6.2 million unallocated allowance and a $.6 million specific reserve allowance and a $.8 million reserve for unfunded commitments.

During 2011, our net charge-offs exceeded provision for credit losses by $5.1 million, decreasing the allowance for credit losses. This partly reflected a lower risk profile of the loan portfolio and also the Company releasing reserves as certain loans moved from being included in the formula valuation allowance to being individually measured for impairment.

Overall, we believe that the allowance for credit losses is adequate to absorb losses in the loan portfolio at December 31, 2011. The process for determining the adequacy of the allowance for credit losses is critical to our financial results. It requires difficult, qualitative and complex judgments as a result of the need to make estimates about the effect of matters that are uncertain. Therefore, we cannot provide assurance that, in any particular period, we will not have sizeable credit losses in relation to the amount reserved. We may later need to significantly adjust the allowance for credit losses considering factors in existence at such time, including economic, market, or business conditions and the results of ongoing internal and external examination processes.

Changes in the total allowance for credit losses for full years ended December 31, 2011, through December 31, 2007, are presented in the following table:

(Dollars in thousands)	December 31, 2011	2010	2009	2008	2007
Loans outstanding at end of period	$ 1,501,301	$ 1,536,270	$1,724,842	$2,064,796	$2,172,669
Average loans outstanding during the period	$ 1,516,409	$ 1,622,445	$1,914,975	$2,146,870	$2,094,977
Allowance for credit losses, beginning of period	$ 41,067	$ 39,418	$ 29,934	$ 54,903	$ 23,017
Allowance for loan losses, from acquisition	-	-	-	-	-
Loans charged off:					
Commercial	(3,393)	(5,229)	(22,411)	(6,464)	(3,798)
Commercial real estate construction	(1,321)	(811)	(325)	(1,422)	-
Residential real estate construction	(736)	(2,211)	(28,287)	(10,105)	-
Two-step residential construction	(31)	(554)	(6,963)	(42,483)	(2,540)
Total real estate construction	(2,088)	(3,576)	(35,575)	(54,010)	(2,540)
Mortgage	(816)	(2,430)	(10,022)	(1,811)	-
Nonstandard mortgage	(488)	(2,224)	(3,666)	(3,036)	-
Home equity	(4,467)	(2,807)	(3,394)	(249)	(71)
Total real estate mortgage	(5,771)	(7,461)	(17,082)	(5,096)	(71)
Commercial real estate	(2,526)	(1,321)	(5,383)	(826)	-
Installment and consumer	(539)	(706)	(840)	(531)	(254)
Overdraft	(1,093)	(1,183)	(1,054)	(1,328)	(1,050)
Total loans charged off	(15,410)	(19,476)	(82,345)	(68,255)	(7,713)
Recoveries:					
Commercial	1,336	1,073	1,005	203	269
Commercial real estate construction	88	-	-	-	-
Residential real estate construction	190	697	44	-	-
Two-step residential construction	-	-	241	2,339	7
Total real estate construction	278	697	285	2,339	7
Mortgage	133	247	11	-	-
Nonstandard mortgage	6	5	1	38	-
Home equity	84	128	35	32	33
Total real estate mortgage	223	380	47	70	33
Commercial real estate	48	28	151	-	2
Installment and consumer	61	92	65	78	112
Overdraft	247	203	219	229	220
Total recoveries	2,193	2,473	1,772	2,919	643
Net loans charged off	(13,217)	(17,003)	(80,573)	(65,336)	(7,070)
Provision for credit losses loans other than two-step loans	8,101	18,098	83,756	30,867	7,976
Provision for credit losses two-step loans	32	554	6,301	9,500	30,980
Total provision for credit losses	8,133	18,652	90,057	40,367	38,956
Allowance for credit losses, end of period	$ 35,983	$ 41,067	$ 39,418	$ 29,934	$ 54,903
Components of allowance for credit losses					
Allowance for loan losses	$ 35,212	$ 40,217	$ 38,490	$ 28,920	$ 46,917
Reserve for unfunded commitments	771	850	928	1,014	7,986
Total allowance for credit losses	$ 35,983	$ 41,067	$ 39,418	$ 29,934	$ 54,903
Ratio of net loans charged off to average loans outstanding	0.87%	1.05%	4.21%	3.04%	0.34%
Ratio of allowance for loan losses to end of period loans	2.35%	2.62%	2.23%	1.40%	2.16%
Ratio of allowance for credit losses to end of period loans	2.40%	2.67%	2.29%	1.45%	2.53%

Net Loan Charge-offs. During 2011, total net loan charge-offs were $13.2 million, a decline from $17.0 million in 2010, and a significant reduction from $80.6 million in 2009. Net loan charge-offs reflect the realization of net losses in the loan portfolio that were recognized previously through the provision for credit losses. The total net loan charge-off to total average loans outstanding was .87% for the year ended 2011, down from 1.05% in 2010 and 4.21% in 2009. Net charge-offs increased in home equity and commercial real estate categories in 2011, but were more than offset by the declines in net charge-offs in commercial, residential real estate construction, mortgage and nonstandard mortgage categories.

The following table summarizes net loan charge-offs by type of loan for the periods shown:

(Dollars in thousands)	December 31, 2011		December 31, 2010	
	Net loan charge-offs	% of average loan category	Net loan charge-offs	% of average loan category
Commercial	2,057	0.69%	4,156	1.26%
Commercial real estate construction	1,233	7.39%	811	3.61%
Residential real estate construction	577	3.35%	2,068	4.00%
Total real estate construction	1,810	5.34%	2,879	3.88%
Mortgage	683	1.10%	2,183	3.16%
Nonstandard mortgage	482	4.59%	2,219	15.27%
Home equity	4,383	1.66%	2,679	0.96%
Total real estate mortgage	5,548	1.65%	7,081	1.95%
Commercial real estate	2,478	0.30%	1,293	0.15%
Installment and consumer	478	3.67%	614	4.12%
Overdraft	846	64.99%	980	68.87%
Total loan net charge-offs	$ 13,217	0.87%	$ 17,003	1.05%

Deposits and Borrowings

We predominantly rely on customer deposits complemented by FHLB borrowings to fund earning assets. The composition of our funding mix has and will continue to depend on our funding needs, customer demand for various deposit products, interest rate risk position, funding costs of the various alternatives, the level and shape of the yield curve, collateral requirements for borrowings, the relative cost and availability of other funding sources including government lending or investment programs, and credit market conditions. Borrowings may be used to manage short-term and long-term funding needs when they are less expensive than deposits, or when necessary to adjust our interest rate risk position.

The following table summarizes the average amount of, and the average rate paid on, each of the deposit and borrowing categories for the periods shown:

	2011			2010			2009		
(Dollars in thousands)	Average Balance	Percent of total	Rate Paid	Average Balance	Percent of total	Rate Paid	Average Balance	Percent of total	Rate Paid
Demand deposits	$ 592,630	30.6%	-	$ 540,280	26.7%	-	$ 499,283	23.9%	-
Interest bearing demand	362,334	18.7%	0.06%	335,134	16.5%	0.13%	298,002	14.2%	0.26%
Savings	112,385	5.8%	0.11%	103,531	5.1%	0.27%	89,903	4.3%	0.79%
Money market	654,329	33.7%	0.26%	659,542	32.5%	0.60%	617,881	29.5%	1.33%
Total non-time deposits	1,721,678	88.8%	0.12%	1,638,487	80.8%	0.28%	1,505,069	71.9%	0.64%
Time deposits	217,149	11.2%	1.34%	388,500	19.2%	1.92%	587,299	28.1%	2.51%
Total deposits	1,938,827	100%	0.26%	2,026,987	100%	0.60%	2,092,368	100%	1.17%
Short-term borrowings	14,653		6.85%	7,570		6.52%	44,220		1.82%
Long-term borrowings [1]	197,584		6.05%	257,019		3.75%	259,865		3.15%
Total borrowings	212,237		6.10%	264,589		3.83%	304,085		2.95%
Total deposits and borrowings	$ 2,151,064		1.15%	$ 2,291,576		1.27%	$ 2,396,453		1.76%

[1] Long-term borrowings include junior subordinated debentures.

Average total deposits in 2011 decreased 4.3% or $88.2 million from 2010, and the average rate paid on total deposits was .26% in 2011 a decline of 34 basis points from .60% in 2010. The increase in rates paid on long-term borrowings to 6.05% for 2011, from 3.75% in 2010, was due to the $7.1 million prepayment charge associated with the prepayment of $168.6 million in FHLB borrowings in 2011.

Deposit funding obtained from depositors within our market area remains a key strategic focus for us, and our marketing efforts are primarily focused on long-term growth in business and consumer relationships with deposit accounts and balances in lower cost categories such as demand deposits, interest bearing demand, savings and money market accounts. Whether we will be successful maintaining and growing our deposit base, and particularly our low cost deposit base, will depend on various risk factors including deposit pricing, the effects of changing product pricing and of competitive pricing pressure, changing customer deposit behavior, regulatory changes, consumer's evaluation of bank stability, market interest rates and our success in competing for deposits in uncertain economic and market conditions. Adverse developments with respect to any of these risk factors could limit our ability to attract or retain deposits.

The time deposits category predominantly includes certificates of deposit originated at our branches with, as discussed below, a modest amount of time deposits obtained from internet listing services, and through brokers. During 2011, we reduced total time deposit balances by $171.4 million or 44.1% as we elected to reduce higher rate funding in light of lower loan balances and excess balance sheet liquidity at very low yields.

At December 31, 2011, brokered deposits totaled $6.0 million, or an immaterial .3% of period end total deposits, of which all were wholesale brokered deposits compared to $30.4 million in total brokered deposits at December 31, 2010, of which $29.9 million were wholesale brokered deposits and $.5 million were reciprocal deposits arising out of the Company's participation in the Certificate of Deposit Account Registry Service ("CDARS") network. CDARS deposits are treated as brokered deposits for regulatory purposes. While as of year end 2011, the Company had no plans to renew maturing brokered deposits, we may consider taking wholesale brokered deposits and CDARS deposits in the future if management determines that it is appropriate to maintain or grow our deposit funding base in such manner.

As of December 31, 2011, time deposits are presented below at the earlier of the next repricing date or maturity:

(Dollars in thousands)	Time deposits of $100,000 or more		Other time deposits		Total time deposits	
	Amount	Percent	Amount	Percent	Amount	Percent
Reprice/mature in 3 months or less	$ 20,511	37.7%	$38,760	32.6%	$ 59,271	34.3%
Reprice/mature after 3 months through 6 months	9,147	16.8%	22,421	18.9%	31,568	18.2%
Reprice/mature after 6 months through one year	12,037	22.1%	29,504	24.9%	41,541	24.0%
Reprice/mature after one year through five years	12,755	23.4%	27,982	23.6%	40,737	23.5%
Reprice/mature after five years	-	0.0%	-	0.0%	-	0.0%
Total	$ 54,450	100.0%	$118,667	100.0%	$173,117	100.0%

Approximately 76% of our time deposits will mature and reprice in the next 12 months. Historically, the Company has been able to retain and or expand time deposits by increasing rates paid, which increases our funding cost when such strategies are implemented. The level of time deposits in the future depends on customer preferences for time deposits, market interest rates and the slope of the yield curve, our need for deposit funding volume, customer perceptions of the Bank, as well as the pricing required to retain and attract time deposits relative to other funding alternatives including borrowings from the FHLB.

(Dollars in thousands)	December 31, 2011		December 31, 2010	
Time deposits less than $100,000	$ 118,667	69%	$ 187,423	68%
Time deposits $100,000 to $250,000	37,357	21%	64,528	23%
Time deposits greater than $250,000	17,093	10%	23,460	9%
Total time deposits	$ 173,117	100%	$ 275,411	100%

As shown above, time deposits of $100,000 or more represented about 31% of total time deposits at year end 2011, down from 32% at December 31, 2010. This was caused primarily by time deposits moving into other deposit products or leaving the bank.

As of December 31, 2011, long-term and short-term borrowings through the FHLB had the following terms remaining to their contractual maturities:

(Dollars in thousands)	Due in three months or less	Three months through one year	Due after one year through five years	Due after five years	Total
Short-term borrowings	$ -	$ -	$ -	$ -	$ -
Long-term borrowings [1]	-	-	120,000	-	120,000
Total borrowings	$ -	$ -	$ 120,000	$ -	$ 120,000

[1] Based on contractual maturities.

Average total borrowings decreased $52.5 million in 2011 compared to 2010. This was largely due to the prepayment of about $168.6 million of FHLB borrowings in the third and fourth quarters of 2011, of which $120.0 million was re-borrowed. The Bank is paying a rate of 1.05% on the new borrowings down from 3.19% on the amount prepaid.

At December 31, 2011, six wholly-owned subsidiary grantor trusts established by Bancorp had issued and sold $51.0 million of trust preferred securities that remain outstanding. Trust preferred securities accrue and pay distributions periodically at specified annual rates as provided in each indenture. The trusts used all of the net proceeds from each sale of trust preferred securities to purchase a like amount of junior subordinated debentures of the Company. The junior subordinated debentures are the sole assets of the trusts. The Company's obligations under the junior subordinated debentures and related documents, taken together, constitute a full and unconditional guarantee by the Company of the obligations of the trusts. The trust preferred securities are mandatorily redeemable upon the maturity of the junior subordinated debentures and may be subject to earlier redemption as provided in the indentures. The Company has the right to redeem the junior subordinated debentures in whole (but not in part) on or after specific dates, at a redemption price specified in the indentures plus any accrued but unpaid interest to the redemption date. At December 31, 2011, the Company had no plans to redeem these junior subordinated debentures.

The following table is a summary of outstanding trust preferred securities at December 31, 2011:

(Dollars in thousands)

Issuance Trust	Issuance date	Preferred security amount	Rate type [1]	Initial rate	Rate at 12/31/11	Maturity date	Next possible redemption date [2]
West Coast Statutory Trust III	September 2003	$7,500	Variable	6.75%	3.51%	September 2033	Currently redeemable
West Coast Statutory Trust IV	March 2004	$6,000	Variable	5.88%	3.35%	March 2034	Currently redeemable
West Coast Statutory Trust V	April 2006	$15,000	Variable	6.79%	1.98%	June 2036	Currently redeemable
West Coast Statutory Trust VI	December 2006	$5,000	Variable	7.04%	2.23%	December 2036	Currently redeemable
West Coast Statutory Trust VII	March 2007	$12,500	Variable	6.90%	2.10%	June 2037	June 2012
West Coast Statutory Trust VIII	June 2007	$5,000	Variable	6.74%	1.93%	June 2037	June 2012
	Total	$51,000		Weighted rate	2.41%		

[1] The variable rate preferred securities reprice quarterly.

[2] Securities are redeemable at the option of Bancorp following these dates.

The interest rates on all issued trust preferred securities reset quarterly and are tied to the London Interbank Offered Rate ("LIBOR") rate. There were no purchases, redemptions, or maturities of trust preferred securities in 2011. The Company exercised its right to defer regularly scheduled interest payments on junior subordinated debentures related to its trust preferred securities in the third quarter of 2009. During the second quarter of 2011, the holding company paid all previously deferred interest on its trust preferred securities while commencing to pay quarterly interest payments due. The average balance of junior subordinated debentures in 2011 was $51.0 million, unchanged from 2010.

Capital Resources

The Federal Reserve and the FDIC have established minimum requirements for capital adequacy for bank holding companies and state non-member banks. For more information on this topic, see the discussion under the subheading "Capital Adequacy Requirements" in the section "Supervision and Regulation" included in Item 1 of this report. The following table summarizes the capital measures of Bancorp and the Bank at December 31, 2011:

	West Coast Bancorp December 31,		West Coast Bank December 31,		Bank-level guideline requirements	
	2011	2010	2011	2010	Adequately Capitalized	Well Capitalized
Tier 1 risk-based capital ratio	19.36%	17.47%	18.66%	16.79%	4.00%	6.00%
Total risk-based capital ratio	20.62%	18.74%	19.92%	18.05%	8.00%	10.00%
Leverage ratio	14.61%	13.02%	14.09%	12.51%	4.00%	5.00%
Total stockholders' equity	$ 314,479	$ 272,560	$ 352,187	$ 310,487		

Bancorp's total risk-based capital ratio improved to 20.62% at December 31, 2011, up from 18.74% at December 31, 2010. During 2011, Bancorp's Tier 1 risk-based capital ratio increased to 19.36% from 17.47%, while its leverage ratio increased to 14.61% from 13.02%. The total capital ratio at the Bank improved to 19.92% at December 31, 2011, from 18.05% at December 31, 2010, while the Bank's Tier 1 capital ratio increased from 16.79% to 18.66% over the same period. The leverage ratio at the Bank improved to 14.09% at December 31, 2011, from 12.51% at December 31, 2010. Bancorp and the Bank capital ratios improved over year end 2010 principally as a result of 2011 operating profitability and the impact of the reversal of the deferred tax asset valuation allowance in the fourth quarter 2011.

The total risk based capital ratios of Bancorp included $51.0 million of junior subordinated debentures, all of which qualifies as Tier 1 capital at December 31, 2011, and 2010, under guidance issued by the Federal Reserve. The $51 million in junior subordinated debentures was grandfathered in as qualifying for Tier 1 capital under the Dodd-Frank Act which specified that for bank holding companies under $15 billion in total assets, debt and equity instruments under certain conditions will qualify for Tier 1 treatment. Bancorp expects to continue to rely on common equity and junior subordinated debentures to remain well capitalized, although it does not expect to issue additional junior subordinated debentures in the near term.

The Company closely monitors and manages its equity and regulatory capital position. Bancorp's stockholders' equity was $314.5 million at December 31, 2011, up from $272.6 million at December 31, 2010. Total equity increased by $41.9 million in 2011 due primarily to net income of $33.8 million, and an increase in unrealized gains on investment securities during the year. As a result of a rights offering with net proceeds in the amount of $9.3 million, a discretionary equity issuance program with aggregate gross sales proceeds of $7.9 million, as well as net income of $3.2 million in 2010, capital grew by $23.5 million that year. During 2009, the Company raised $155.0 million in gross proceeds through a private capital raise, and it also suspended its quarterly shareholder cash dividend, which cannot be reinstated without regulatory consent. For additional steps the Company has taken to increase and preserve capital, see the discussion under the heading "Historical Information" in Item 1 of this report.

Bancorp believes its capital at the present time is sufficient and has no current plan to raise additional capital. Notwithstanding this, Bancorp may take steps to raise additional capital in the future, and the Company may offer and issue equity, hybrid equity or debt instruments, including convertible preferred stock or subordinated debt in that process. Any equity or debt financing, if available at all, may be dilutive to existing shareholders or include covenants or other restrictions that limit the Company's activities.

Liquidity and Sources of Funds

The Bank's primary sources of funds include available cash, customer deposits, advances from the FHLB, maturities of investment securities, sales of "Available for Sale" securities, loan and OREO sales, loan repayments, net income, if any, and loans taken out at the Federal Reserve discount window. Scheduled loan repayments and investment securities maturities are a relatively stable source of funds, while deposit inflows, loan and OREO sales and unscheduled loan prepayments are not. Deposit inflows, loan and OREO sales and unscheduled loan prepayments are influenced by general interest rate levels, interest rates available on other investments, client behavior, competition, investment alternatives, market and general economic factors.

Deposits are the primary source of new funds. Total deposits were $1.9 billion at December 31, 2011, relatively unchanged from year end 2010. Over the past 12 months the Company's loan to deposit ratio remained relatively unchanged and measured 78% at December 31, 2011, as reductions in time deposit balances offset increased non-time deposit balances and the decline in the loan portfolio. At December 31, 2011, the investment securities portfolio was $729.8 million and represented 32% of total earning assets. In light of the substantial liquidity position, a portion of which carried a higher cost of funds than amounts being earned and therefore has an adverse impact on net interest income and operating results, we reduced time deposits, including brokered and internet deposits, and FHLB borrowings during 2011.

The following table summarizes the Bank's primary liquidity, on balance sheet liquidity, and net non-core funding dependency ratios for the periods shown. The primary liquidity ratio represents the sum of net cash, short-term and marketable assets and available borrowing lines divided by total deposits. The on-balance sheet liquidity ratio consists of the sum of net cash, short-term and marketable assets divided by total deposits. The net non-core funding dependency ratio is non-core liabilities less short-term investments divided by long-term assets. The Bank's primary liquidity and on-balance sheet liquidity ratio increased during 2011 and together with the net non-core funding dependency were strong at December 31, 2011.

	December 31,	
	2011	2010
Primary liquidity	45%	37%
On-balance sheet liquidity	26%	15%
Net non-core funding dependency	6%	6%

At December 31, 2011, the Bank had outstanding borrowings of $120.0 million against its $440.4 million in established borrowing capacity with the FHLB. The Bank's borrowing facility at year end 2011 was subject to collateral and stock ownership requirements. Additionally, at December 31, 2011, the Bank had an available discount window credit line with the Federal Reserve of approximately $40.3 million with no balance outstanding. As with the other lines, each advance under the credit arrangement with the Federal Reserve is subject to prior Federal Reserve consent. For more information regarding the Company's outstanding borrowings, see Note 9 "Borrowings" to the Company's audited consolidated financial statements included under the section "Financial Statements and Supplementary Data" in Item 8 of this report.

The holding company is a separate entity from the Bank and must provide for its own liquidity. Substantially all of the holding company's liquidity, which is required to pay interest on Bancorp's junior subordinated debentures, shareholder cash dividends, if any, and other expenses, comes from dividends declared and paid by the Bank. In addition, the holding company may receive cash from the exercise of options and the issuance of equity securities. Under the Written Agreement, Bancorp may not directly or indirectly take dividends or other forms of payment representing a reduction in capital from the Bank without the prior written approval of the Reserve Bank and the DFCS. Also, under our MOU, the Bank may not pay dividends to the holding company without the consent of the FDIC and the DFCS. At December 31, 2011, the holding company did not have any borrowing arrangements of its own.

Management expects to continue relying on customer deposits, cash flow from investment securities, and sales of "Available for Sale" securities, as its most important sources of liquidity. In addition, the Bank may from time to time obtain additional liquidity from loan and OREO sales, loan repayments, federal funds markets, brokered deposits, internet deposit listing services, the Federal Reserve discount window, and other borrowings as well as from net income. Borrowings may be used on a short-term and long-term basis to compensate for reductions in other sources of funds. Borrowings may also be used on a long-term basis to support expanded lending activities and to match maturities, duration, or repricing intervals of assets. The sources of such funds may include, but are not limited to, Federal Funds purchased, reverse repurchase agreements and borrowings from the FHLB.

For more information on this topic, see the discussion under the section "Risk Factors" included in Item 1A of this report.

Off Balance Sheet Arrangements

At December 31, 2011, the Bank had commitments to extend credit of $574.3 million, which was substantially unchanged from $571.6 million at December 31, 2010. For additional information regarding off balance sheet arrangements and future financial commitments, see Note 19 "Financial Instruments with Off Balance Sheet Risk" to the Company's audited consolidated financial statements included under the section "Financial Statements and Supplementary Data" in Item 8 of this report. We are party to many contractual financial obligations, including repayment of borrowings, operating lease payments and commitments to extend credit.

The table below presents certain future financial obligations including payments required under retirement plans which are included in "Other long-term liabilities:"

(Dollars in thousands)	Payments due within time period at December 31, 2011				
	0-12 Months	1-3 Years	4-5 Years	Due After Five Years	Total
Operating leases [1]	$ 4,134	$ 7,810	$ 5,764	$ 8,027	$ 25,735
Junior subordinated debentures [2,3]	2,893	2,207	2,207	72,799	80,106
Long-term borrowings [3]	5,345	133,160	42,690	-	181,195
Other long-term liabilities	213	413	416	1,055	2,097
Total	$ 12,585	$ 143,590	$ 51,077	$ 81,881	$ 289,133

[1] Operating leases do not include increases in common area charges.

[2] Junior subordinated debenture obligations reflect contractual maturities which are 30 years from origination and do not reflect possible call dates.

[3] Long-term borrowings and junior subordinated debenture obligations reflect interest payment obligations based on December 31, 2011 contractual interest rates.

Critical Accounting Policies

We have identified our accounting policies related to our estimation of the allowance for credit losses, valuation of other real estate owned ("OREO"), and estimates relating to income taxes as policies that are most critical to an understanding of our financial condition and operating results. Application of these policies and calculation of these amounts involve difficult, subjective, and complex judgments, and often involve estimates about matters that are inherently uncertain. These policies are discussed in greater detail below, as well as in Note 1 "Summary of Significant Accounting Policies" to the Company's audited consolidated financial statements included under the section "Financial Statements and Supplementary Data" Item 8 of this report.

Allowance for Credit Losses. Our methodology for establishing the allowance for credit losses considers a series of risk factors, both quantitative and qualitative, to reflect changes in the collectability of the portfolio not captured solely by the historical loss data. These factors augment actual loss experience and help to estimate the probability of loss within the loan portfolio based upon emerging or inherent risk trends. Qualitative factors include concentration, past due, non-accrual/adversely classified and troubled debt restructuring trends. New products and expansion into new geographic regions can increase the uncertainties in management's evaluation of the factors that are part of establishment of an allowance for credit losses that is believed to be adequate. Changes in any of the above factors could have a significant effect on the calculation of the allowance for credit losses in any given period. This discussion should be read in conjunction with our audited consolidated financial statements and related notes included in Item 8 of this report, and the section "Allowance for Credit Losses and Net Loan Charge-offs" in this Item 7 of this report.

Valuation of OREO. The Bank takes possession of OREO as part of its lending business, as real estate serves as collateral for many of the Bank's loans. OREO is initially recorded in our financial statements at the lower of the carrying amount of the loan or fair value of the property less the estimated costs to sell the property. Management considers third party appraisals as well as independent fair market value assessments from realtors or persons involved in selling OREO in determining the fair value of particular properties. Accordingly, the valuation of OREO is subject to significant external and internal judgment. If there is a difference between management's assessment of fair value less estimated cost to sell and the carrying value of the loan at the date a particular property is transferred into OREO, the difference is charged to the allowance for credit losses. Thereafter, management periodically assesses its estimate of fair value, often by means of new appraisals or reduction of property listing price. Any resulting decreases in the fair value of OREO are considered valuation adjustments and trigger a corresponding charge to the line item "Other real estate owned sales and valuation adjustments and (loss) gain on sales" within total noninterest income of the consolidated statements of income (loss). At December 31, 2011, the Bank had $30.8 million of OREO.

Income Taxes. We are subject to the income tax laws of the United States and primarily the state of Oregon. We account for income taxes using the asset and liability method in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, "Income Taxes." Our income tax benefit or expense is estimated and reported in the Consolidated Statements of Income (Loss) and includes both current and deferred tax expense or benefits and reflects taxes to be paid or refunded for the current period. Current taxes payable represent the Company's expected federal and state tax liability and are reported in other liabilities on the consolidated balance sheets.

We determine our deferred income taxes using the balance sheet method, under which the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and changes in tax rates and laws are recognized in the period in which they occur. Deferred income tax expense or benefit is recorded based on changes in deferred tax assets and liabilities between periods. The Company records net deferred tax assets to the extent these assets will more likely than not be realized. In making the determination whether a deferred tax asset is more likely than not to be realized, management seeks to evaluate all available positive and negative evidence including the possibility of future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial results. A deferred tax asset valuation allowance is established to reduce the net carrying amount of deferred tax assets if it is determined to be more likely than not that all or some portion of the deferred tax asset will not be realized.

A significant element of objective evidence is the Company's demonstrated return to profitability over consecutive quarters and positive projected financial results. Based on its evaluation of the positive and negative evidence, management determined it was appropriate to establish a deferred tax asset valuation allowance of $21 million as of December 31, 2009, and an allowance of $23.5 million as of December 31, 2010. Based on the analysis of positive and negative evidence at December 31, 2011, including the Company's return to profitability over the last six consecutive quarters, no deferred tax asset valuation allowance was deemed necessary as of December 31, 2011. As a result, the deferred tax asset valuation allowance of $23.5 million was reversed in the fourth quarter of 2011. Going forward, management will review the deferred tax asset on a quarterly basis.

The income tax laws of the jurisdictions in which we operate are complex and subject to different interpretations. In establishing a provision for income tax expense or benefit, we make judgments and interpretations about the application of these complex tax laws. Our interpretations are subject to change and may be subject to external review during examination by taxing authorities. Disputes may arise over our tax positions. See Note 16 "Income Taxes" to the Company's audited consolidated financial statements included under the section "Financial Statements and Supplementary Data" in Item 8 of this report.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Interest rate, credit and operations risks are the most significant market risks impacting our performance. Other types of market risk, such as foreign currency exchange rate risk and commodity price risk, do not arise in the normal course of our business activities. We rely on loan reviews, prudent loan underwriting standards and an adequate allowance for credit losses to attempt to mitigate credit risk. Interest rate risk is reviewed at least quarterly by the Asset Liability Management Committee ("ALCO") which includes senior management representatives. The ALCO manages our balance sheet to maintain net interest income and present value of equity within acceptable ranges.

Asset/liability management simulation models are used to measure interest rate risk. The models quantify interest rate risk by simulating forecasted net interest income over a 12-month time horizon under various rate scenarios, as well as monitoring the change in the present value of equity under the same rate scenarios. The present value of equity is defined as the difference between the market value of current assets less current liabilities. By measuring the change in the present value of equity under different rate scenarios, management can identify interest rate risk that may not be evident in simulating changes in forecasted net interest income. Readers are referred to the sections, "Forward Looking Statement Disclosure" and "Risk Factors" of this report in connection with this discussion of market risks.

The following table shows the approximate percentage changes in forecasted net interest income over a 12-month period and in the present value of equity under several rate scenarios. For the net interest income analysis, three rate scenarios are compared to a stable (unchanged from December 31, 2011) rate scenario:

Stable rate scenario compared to:	Percent Change in Net Interest Income 2011	Percent Change in Net Interest Income 2010
Up 200 basis points	2.5%	1.9%
Up 100 basis points	1.4%	.1%
Down 100 basis points	-5.3%	-1.4%

As illustrated in the above table, we estimate our balance sheet was slightly asset sensitive over a 12 month horizon at December 31, 2011, meaning that interest earning assets are expected to mature or reprice more quickly than interest-bearing liabilities in a given period. A decrease in market rates of interest could adversely affect net interest income, while an increase in market rates may increase net interest income slightly. At December 31, 2010, we also estimated that our balance sheet was slightly asset sensitive. We attempt to limit our interest rate risk through managing the repricing characteristics of our assets and liabilities.

For the present value of equity analysis, the results are compared to the net present value of equity using the yield curve as of December 31, 2011. This curve is then shifted up and down and the net present value of equity is computed. The net present value of equity is the difference between the present value of assets and the present value of liabilities. It is useful for assessing longer term interest rate risk. This table does not include flattening or steepening yield curve effects.

December 31, 2011 Change in Interest Rates	Percent Change in Present Value of Equity
Up 200 basis points	-3.8%
Up 100 basis points	-2.2%
Down 100 basis points	-5.3%

It should be noted that the simulation model does not take into account future management actions that could be undertaken should a change occur in actual market interest rates during the year. Also, certain assumptions are required to perform modeling simulations that may have a significant impact on the results. These include important assumptions regarding the level of interest rates and balance changes on deposit products that do not have stated maturities, as well as the relationship between loan yields and deposit rates relative to market interest rates. These assumptions have been developed through a combination of industry standards and future expected pricing behavior but could be significantly influenced by future competitor pricing behavior. The model also includes assumptions about the composition of the balance sheet. The results derived from the simulation model could vary significantly due to external factors such as changes in the prepayment assumptions, early withdrawals of deposits and competition. Any transaction activity will also have an impact on the asset/liability position as new assets are acquired and added.

Interest Rate Sensitivity (Gap) Table

The primary objective of our asset/liability management is to maximize net interest income while maintaining acceptable levels of interest-rate sensitivity. We seek to meet this objective through influencing the maturity and repricing characteristics of our assets and liabilities.

The following table sets forth the estimated maturity and repricing and the resulting interest rate gap between interest earning assets and interest bearing liabilities at December 31, 2011. The amounts in the table are derived from internal Bank data regarding maturities and next repricing dates including contractual repayments.

(Dollars in thousands)	Estimated Maturity or Repricing at December 31, 2011				
	0-3 Months	4-12 Months	1-5 Years	Due After Five Years	Total
Interest Earning Assets:					
Interest earning balances due from banks	$ 27,514	$ -	$ -	$ -	$ 27,514
Federal funds sold	4,758	-	-	-	4,758
Trading assets	747	-	-	-	747
Investments available for sale[1] [2]	55,103	96,911	377,502	200,328	729,844
Loans held for sale	3,281	-	-	-	3,281
Loans, including fees	568,300	201,426	627,293	104,282	1,501,301
Total interest earning assets	$ 659,703	$ 298,337	$ 1,004,795	$ 304,610	2,267,445
Allowance for loan losses					(35,212)
Cash and due from banks					59,955
Other assets					137,699
Total assets					$ 2,429,887
Interest Bearing Liabilities:					
Savings, interest bearing demand and money markets [3]	$ 53,500	$ 135,964	$ 447,354	$ 483,672	$ 1,120,490
Time deposits	59,268	73,112	40,737	-	173,117
Borrowings [2]	-	-	120,000	-	120,000
Junior subordinated debentures	51,000	-	-	-	51,000
Total interest bearing liabilities	$ 163,768	$ 209,076	$ 608,091	$ 483,672	1,464,607
Other liabilities					650,801
Total liabilities					2,115,408
Stockholders' equity					314,479
Total liabilities & stockholders' equity					$ 2,429,887
Interest sensitivity gap	$ 495,935	$ 89,261	$ 396,704	$ (179,062)	$ 802,838
Cumulative interest sensitivity gap	$ 495,935	$ 585,196	$ 981,900	$ 802,838	
Cumulative interest sensitivity gap as a percentage of total assets	20%	24%	40%	33%	

[1] Equity investments have been placed in the 0-3 month category.

[2] Repricing is based on anticipated call dates and may vary from contractual maturities.

[3] Repricing is based on estimated average lives.

Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, savings, interest bearing demand and money market deposit accounts will very likely experience a change in deposit rates more frequently than in their estimated average lives. Additionally, although certain assets and liabilities may have similar maturities and periods of repricing, they may react differently to changes in market interest rates and be impacted by loans that have reached their floor. Also, interest rates on assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other assets and liabilities may follow changes in market interest rates. Given these shortcomings, management believes that rate risk is best measured by simulation modeling as opposed to measuring interest rate risk through interest rate gap measurement.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following audited consolidated financial statements and related documents are set forth in this Annual Report on Form 10-K on the pages indicated:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
West Coast Bancorp
Lake Oswego, Oregon

We have audited the accompanying consolidated balance sheets of West Coast Bancorp and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of income (loss), comprehensive income (loss), changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of West Coast Bancorp and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2012 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Portland, Oregon

February 24, 2012

WEST COAST BANCORP
CONSOLIDATED BALANCE SHEETS

As of December 31 (Dollars and shares in thousands)	2011	2010
ASSETS		
Cash and cash equivalents:		
Cash and due from banks	$ 59,955	$ 42,672
Federal funds sold	4,758	3,367
Interest-bearing deposits in other banks	27,514	131,952
Total cash and cash equivalents	92,227	177,991
Trading securities	747	808
Investment securities available for sale, at fair value (amortized cost: $717,593 and $645,246, respectively)	729,844	646,112
Federal Home Loan Bank stock, held at cost	12,148	12,148
Loans held for sale	3,281	3,102
Loans	1,501,301	1,536,270
Allowance for loan losses	(35,212)	(40,217)
Loans, net	1,466,089	1,496,053
Premises and equipment, net	24,374	26,774
Other real estate owned, net	30,823	39,459
Core deposit intangible, net	-	358
Bank owned life insurance	26,228	25,313
Other assets	44,126	32,941
Total assets	$ 2,429,887	$ 2,461,059
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Demand	$ 621,962	$ 555,766
Savings and interest bearing demand	495,117	445,878
Money market	625,373	663,467
Time deposits	173,117	275,411
Total deposits	1,915,569	1,940,522
Long-term borrowings	120,000	168,599
Junior subordinated debentures	51,000	51,000
Reserve for unfunded commitments	771	850
Other liabilities	28,068	27,528
Total liabilities	2,115,408	2,188,499
Commitments and contingent liabilities (Notes 12 and 19)		
Stockholders' equity:		
Preferred stock: no par value, 10,000 shares authorized; Series B issued and outstanding: 121 at December 31, 2011 and December 31, 2010	21,124	21,124
Common stock: no par value, 50,000 shares authorized; issued and outstanding: 19,298 at December 31, 2011 and 19,286 at December 31, 2010	230,966	229,722
Retained earnings	54,952	21,175
Accumulated other comprehensive income	7,437	539
Total stockholders' equity	314,479	272,560
Total liabilities and stockholders' equity	$ 2,429,887	$ 2,461,059

See notes to consolidated financial statements.

WEST COAST BANCORP
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

Years ended December 31 (Dollars and shares in thousands, except per share amounts)	2011	2010	2009
INTEREST INCOME:			
Interest and fees on loans	$ 80,237	$ 88,409	$ 100,356
Interest on taxable investment securities	16,177	14,493	8,646
Interest on nontaxable investment securities	2,074	2,175	2,776
Interest on deposits in other banks	184	493	366
Interest on federal funds sold	3	6	6
Total interest income	98,675	105,576	112,150
INTEREST EXPENSE:			
Savings, interest bearing demand deposits and money market	2,074	4,664	9,684
Time deposits	2,899	7,466	14,758
Short-term borrowings	1,004	494	806
Long-term borrowings	3,626	6,176	6,693
Borrowings prepayment charge	7,140	2,326	-
Junior subordinated debentures	1,178	1,143	1,482
Total interest expense	17,921	22,269	33,423
Net interest income	80,754	83,307	78,727
Provision for credit losses	8,133	18,652	90,057
Net interest income (loss) after provision for credit losses	72,621	64,655	(11,330)
NONINTEREST INCOME:			
Service charges on deposit accounts	13,353	15,690	15,765
Payment systems related revenue	12,381	11,393	9,399
Trust and investment services revenue	4,503	4,267	4,101
Gains on sales of loans	1,335	1,197	1,738
Other real estate owned valuation adjustments and (loss) gain on sales	(3,236)	(4,415)	(26,953)
Gain (loss) on securities, net:			
Gains on sales of securities, net	713	1,562	833
Other-than-temporary impairment losses on securities	(1,636)	-	(6,738)
Portion of other-than-temporary, non-credit related losses recognized in other comprehensive income	1,457	-	6,546
Total net gains on securities	534	1,562	641
Other noninterest income	2,949	3,003	4,438
Total noninterest income	31,819	32,697	9,129
NONINTEREST EXPENSE:			
Salaries and employee benefits	48,587	45,854	44,608
Equipment	6,113	6,247	8,120
Occupancy	8,674	8,894	9,585
Payment systems related expense	5,141	4,727	4,036
Professional fees	4,118	3,991	4,342
Postage, printing and office supplies	3,265	3,148	3,201
Marketing	3,003	3,086	2,990
Communications	1,549	1,525	1,574
Goodwill impairment	-	-	13,059
Other noninterest expense	10,425	12,865	16,773
Total noninterest expense	90,875	90,337	108,288
INCOME (LOSS) BEFORE INCOME TAXES	13,565	7,015	(110,489)
PROVISION (BENEFIT) FOR INCOME TAXES	(20,212)	3,790	(19,276)
NET INCOME (LOSS)	$ 33,777	$ 3,225	$ (91,213)
Basic earnings (loss) per share	$1.65	$0.16	($29.15)
Diluted earnings (loss) per share	$1.58	$0.16	($29.15)
Weighted average common shares	19,007	17,460	3,102
Weighted average diluted shares	19,940	18,059	3,102

WEST COAST BANCORP
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Years ended December 31 (Dollars in thousands)	2011		2010		2009	
Net income (loss)		$ 33,777		$ 3,225		$ (91,213)
Other comprehensive income, net of tax:						
Unrealized holding gains on securities:						
Unrealized holding gains arising during the year	11,920		4,766		4,082	
Tax provision	(4,695)		(1,888)		(1,538)	
Unrealized holding gains arising during the year, net of tax	7,225		2,878		2,544	
Less: Reclassification adjustment for net other-than-temporary impairment losses on securities	179		-		192	
Tax benefit	(70)		-		(74)	
Net impairment losses on securities, net of tax	109		-		118	
Less: Reclassification adjustment for net gains on sales of securities	(713)		(1,562)		(833)	
Tax provision	277		609		320	
Net realized gains, net of tax	(436)		(953)		(513)	
Other comprehensive income, net of tax		6,898		1,925		2,149
Total net comprehensive income (loss)		$ 40,675		$ 5,150		$ (89,064)

See notes to consolidated financial statements.

WEST COAST BANCORP
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31 (Dollars in thousands)	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 33,777	$ 3,225	$ (91,213)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation, amortization and accretion	8,994	8,778	8,281
Amortization of tax credits	848	1,085	1,320
Deferred income tax provision (benefit)	(21,661)	(2,540)	11,926
Amortization of intangibles	358	279	358
Provision for credit losses	8,133	18,652	90,057
Goodwill impairment	-	-	13,059
Decrease in accrued interest receivable	158	892	591
Decrease (increase) in other assets	1,740	30,070	(15,350)
Net other-than-temporary impairment losses on securities	179	-	192
Gains on sales of securities, net	(713)	(1,562)	(833)
Net loss on disposal of premises and equipment	1,219	61	186
Net other real estate owned valuation adjustments and loss (gain) on sales	3,236	4,415	26,953
Gains on sale of loans	(1,335)	(1,197)	(1,738)
Origination of loans held for sale	(40,815)	(34,927)	(66,485)
Proceeds from sales of loans held for sale	41,971	34,198	69,907
Increase (decrease) in interest payable	(2,164)	504	359
Increase (decrease) in other liabilities	(1,024)	1,294	3,345
Increase in cash surrender value of bank owned life insurance	(915)	(896)	(892)
Stock based compensation expense	1,899	2,089	1,520
Excess tax benefit associated with stock plans	(66)	-	-
Decrease (increase) in trading securities	61	(77)	815
Net cash provided by operating activities	33,880	64,343	52,358
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from maturities of available for sale securities	298,490	288,050	69,140
Proceeds from sales of available for sale securities	45,283	77,551	36,189
Purchase of available for sale securities	(421,154)	(449,665)	(467,360)
Purchase of Federal Home Loan Bank stock	-	-	(1,305)
Investments in tax credits	-	-	(9)
Loans made to customers less than principal collected on loans	692	138,459	185,293
Proceeds from the sale of other real estate owned	27,062	38,106	68,670
Capital expenditures on other real estate owned	(528)	(3,234)	(4,881)
Capital expenditures on premises and equipment	(2,216)	(2,265)	(1,275)
Net cash provided (used) by investing activities	(52,371)	87,002	(115,538)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase in demand, savings and interest bearing transaction accounts	84,050	42,752	182,273
Net decrease in time deposits	(102,294)	(249,114)	(59,768)
Proceeds from issuance of short-term borrowings	168,918	-	347,600
Repayment of short-term borrowings	(208,118)	(17,600)	(479,600)
Proceeds from issuance of long-term borrowings	120,000	4,400	192,240
Repayment of long-term borrowings	(129,399)	(81,500)	(20,000)
Proceeds from issuance of preferred stock, net of costs	-	-	139,248
Proceeds from secured borrowings	-	7,991	-
Proceeds from issuance of common stock-Rights Offering	-	10,000	-
Costs of issuance of common stock-Rights Offering	-	(650)	-
Proceeds from issuance of common stock-Discretionary Program	-	7,856	-
Costs of issuance of common stock-Discretionary Program	-	(817)	-
Activity in deferred compensation plan	(27)	262	(1)
Proceeds from issuance of common stock-stock options	80	4	-
Fractional share payment	(18)	-	-
Redemption of stock pursuant to stock plans	(531)	(35)	(22)
Excess tax benefits associated with stock plans	66	-	-
Cash dividends paid	-	-	(471)
Net cash provided (used) by financing activities	(67,273)	(276,451)	301,499
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(85,764)	(125,106)	238,319
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	177,991	303,097	64,778
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 92,227	$ 177,991	$ 303,097

See notes to consolidated financial statements.

WEST COAST BANCORP
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Shares and dollars in thousands)	Preferred Stock	Common Stock Shares	Common Stock Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE, January 1, 2009	-	3,139	92,245	107,542	(1,600)	198,187
Net loss	-	-	-	(91,213)	-	$ (91,213)
Other comprehensive income, net of tax:	-	-	-	-	2,149	2,149
Cumulative effect of adopting ASC 320	-	-	-	1,935	(1,935)	-
Cash dividends, $.10 per common share	-	-	-	(314)	-	(314)
Redemption of stock pursuant to stock plans	-	(2)	(22)	-	-	(22)
Issuance of Series A preferred stock, net of costs	118,124	-	-	-	-	118,124
Issuance of Series B preferred stock and warrant, net of costs	21,124	-	-	-	-	21,124
Activity in deferred compensation plan	-	(9)	(1)	-	-	(1)
Stock based compensation expense	-	-	1,520	-	-	1,520
Tax adjustment associated with stock plans	-	-	(496)	-	-	(496)
BALANCE, December 31, 2009	139,248	3,128	93,246	17,950	(1,386)	$ 249,058
Net income	-	-	-	3,225	-	$ 3,225
Other comprehensive income, net of tax:	-	-	-	-	1,925	1,925
Redemption of stock pursuant to stock plans	-	(12)	(35)	-	-	(35)
Conversion of Series A preferred stock	(118,124)	14,288	118,124	-	-	-
Issuance of common stock-Rights Offering, net of costs		1,000	9,350	-	-	9,350
Issuance of common stock-Discretionary Program, net of costs		561	7,039	-	-	7,039
Activity in deferred compensation plan	-	(3)	262	-	-	262
Issuance of common stock-stock options	-	1	4	-	-	4
Issuance of common stock-restricted stock	-	323	-	-	-	-
Stock based compensation expense	-	-	2,089	-	-	2,089
Tax adjustment associated with stock plans	-	-	(357)	-	-	(357)
BALANCE, December 31, 2010	21,124	19,286	$ 229,722	$ 21,175	$ 539	$ 272,560
Net income	-	-	-	33,777	-	$ 33,777
Other comprehensive income, net of tax	-	-	-	-	6,898	6,898
Redemption of stock pursuant to stock plans	-	(55)	(531)	-	-	(531)
Activity in deferred compensation plan	-	(3)	(27)	-	-	(27)
Issuance of common stock-stock options	-	7	80	-	-	80
Issuance of common stock-restricted stock	-	64	-	-	-	-
Stock based compensation expense	-	-	1,899	-	-	1,899
Tax adjustment associated with stock plans	-	-	(159)	-	-	(159)
Fractional share payment	-	(1)	(18)	-	-	(18)
BALANCE, December 31, 2011	21,124	19,298	$ 230,966	$ 54,952	$ 7,437	$ 314,479

See notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations. West Coast Bancorp ("Bancorp" or "the Company") provides a full range of financial services including lending and depository services through West Coast Bank and its 60 branch banking offices in Oregon and Washington. West Coast Trust Company, Inc. ("West Coast Trust") provides fiduciary, agency, trust and related services, and life insurance products.

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of Bancorp, and its wholly-owned subsidiaries, West Coast Bank (the "Bank"), West Coast Trust and Totten, Inc., after elimination of material intercompany transactions and balances. West Coast Statutory Trusts III, IV, V, VI, VII and VIII are considered related parties to Bancorp and their financial results are not consolidated in Bancorp's financial statements. Junior subordinated debentures issued by the Company to West Coast Statutory Trusts are included on the Company's balance sheet as junior subordinated debentures.

Basis of Financial Statement Presentation and the Use of Estimates in the Financial Statements. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and with prevailing practices within the banking and securities industries. Management is required to make certain estimates and assumptions when preparing the financial statements that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet and the amounts of income and expense for the reporting period. Actual results could differ significantly from management's estimates. Certain material estimates subject to significant change relate to the determination of the allowance for credit losses, the provision or benefit for income taxes, and the fair value of investments and other real estate owned. Immaterial reclassifications related to prior year amounts of excess tax deficiencies associated with stock plans in the operating activities section of the consolidated statement of cash flows have been made to conform to current presentation.

Subsequent Events. The Company has evaluated events and transactions for potential recognition or disclosure through the day the financial statements were issued.

Cash and Cash Equivalents. Cash and cash equivalents include cash on hand, interest bearing deposits in other banks, amounts due from banks and federal funds sold. Generally, federal funds are purchased or sold for one-day periods.

Reverse Stock Split. On May 19, 2011, Bancorp implemented a one-for-five reverse split of its common stock (the "Reverse Stock Split"), pursuant to an amendment to its Restated Articles of Incorporation approved by shareholders at the Company's annual meeting of shareholders held on April 26, 2011. All share and per share related amounts in this report have been restated to reflect the Reverse Stock Split.

As a result of the Reverse Stock Split, every five shares of the Company's common stock issued and outstanding at the end of the effective date of May 19, 2011, were combined and reclassified into 1 share of common stock. Bancorp did not issue fractional shares of common stock and paid cash in lieu of fractional shares resulting from the Reverse Stock Split. Cash payments for fractional shares were determined on the basis of the stock's average closing price on the NASDAQ Global Select Market for the five trading days immediately preceding May 19, 2011, as adjusted for the Reverse Stock Split.

As a result of the Reverse Stock Split, the number of outstanding shares of common stock declined from 96.4 million shares to 19.3 million shares. The number of authorized shares of common stock was reduced from 250 million to 50 million. Proportional adjustments have also been made to the conversion or exercise rights under the Company's outstanding stock incentive plans, preferred stock, restricted stock, stock options and warrants.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Supplemental Cash Flow Information. The following table presents supplemental cash flow information for the years ended December 31, 2011, 2010, and 2009.

(Dollars in thousands)	December 31, 2011	2010	2009
Supplemental cash flow information:			
Cash (received) paid in the year for:			
Interest	$ 20,085	$ 21,765	$ 33,063
Income taxes, net	6,550	(27,742)	(14,585)
Noncash investing and financing activities:			
Change in unrealized gain on available for sale securities, net of tax	$ 6,898	$ 1,925	$ 2,149
Sale of SBA loans - transfer to other assets	-	7,991	-
Settlement of secured borrowings	(3,085)	(4,906)	-
Transfer of long term debt to short term debt	39,200	5,000	-
OREO and premises and equipment expenditures accrued in other liabilities	111	74	242
Transfer of loans to OREO	21,139	25,199	74,174

Trading Securities. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with realized and unrealized gains and losses included in noninterest income. Trading securities held at December 31, 2011, and 2010, are related solely to assets held in a rabbi trust for the benefit of the Company's deferred compensation plans.

Investment Securities Available for Sale. Investment securities classified as available for sale are not trading securities but may be sold before maturity in response to changes in the Company's interest rate risk profile, funding needs or demand for collateralized deposits by public entities. Available for sale securities are carried at fair value with unrealized gains and losses, net of any tax effect, reported within accumulated other comprehensive income (loss) in stockholders' equity. Premiums and discounts are amortized or accreted over the estimated life of the investment security as an adjustment to the yield. For purposes of computing realized gains and losses, the cost of securities sold is determined using the specific identification method. The Company analyzes investment securities for other-than-temporary impairment ("OTTI") on a quarterly basis. For equity securities where declines in fair value are deemed other-than-temporary and the Company does not have the ability and intent to hold the securities until recovery, OTTI is recognized in noninterest income. The Company considers whether a debt security will be sold or if it is likely to be required to be sold prior to the recovery of any unrealized loss. Intent to sell or a requirement to sell debt securities prior to recovery would result in recognizing the entire impairment as OTTI in noninterest income. If the Company does not intend to sell impaired debt securities, will not be required to sell them prior to recovery, and the Company does not expect to recover its entire amortized cost basis of the securities, the portion of impairment loss specifically related to credit losses is recognized in noninterest income. The portion of impairment loss related to all other factors is recognized as a separate category in other comprehensive income (loss).

Valuation of Investment Securities Available for Sale. Investment securities are valued utilizing a number of methods including quoted prices in active markets, quoted prices for similar assets, quoted prices for securities in inactive markets and inputs derived principally from or corroborated by observable market data by correlation or other means. In addition, certain investment securities are valued based on the Company's own assumptions using the best information available using a discounted cash flow model.

Federal Home Loan Bank Stock. Federal Home Loan Bank of Seattle (the "FHLB") stock is carried at cost which equals its par value because the shares can only be redeemed with the FHLB at par and it lacks a market. The Bank is required to maintain a minimum level of investment in FHLB stock based on specific percentages of its outstanding mortgages and FHLB advances. Stock redemptions are at the discretion of the FHLB or of the Company, upon prior notice to the FHLB of five years for FHLB B stock or six months for FHLB A stock. The Bank considers FHLB stock a restricted security. The Company periodically analyzes FHLB stock for OTTI. The evaluation of OTTI on FHLB stock is based on an assessment of the ultimate recoverability of cost rather than recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of cost is influenced by criteria such as (a) the significance of any decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (b) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, (c) the impact of legislative and regulatory changes on institutions and, accordingly, the customer base of the FHLB, and (d) the liquidity position of the FHLB. The Company analyzed FHLB stock for OTTI and concluded that no impairment exists at December 31, 2011.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Loans Held for Sale. Loans held for sale includes mortgage loans that are carried at the lower of cost or market value. Market value generally approximates cost because of the short duration these assets are held by us. Gains and infrequent losses are recognized in the consolidated statement of income (loss) as the proceeds from sale less the net book value of the loan including unamortized fees and capitalized direct costs. Servicing rights are typically not retained. In addition, we originate loans to customers under Small Business Administration ("SBA") programs that generally provide for SBA guarantees of 50% to 85% of each loan. We periodically sell the guaranteed portion of certain SBA loans to investors and retain the unguaranteed portion and servicing rights in our loan portfolio. SBA loans are recorded and held within the loan portfolio until designated to be sold. Gains on these sales are earned through the sale of the guaranteed portion of the loan for an amount in excess of the adjusted carrying value of the portion of the loan sold. We allocate the carrying value of such loans between the portion sold, the portion retained and a value assigned to the right to service the loan. The difference between the adjusted carrying value of the portion retained and the face amount of the portion retained is amortized to interest income over the life of the related loan using a straight-line method over the anticipated lives of the pool of SBA loans. We record a gain on sale of SBA loans at the date of transfer of the loan.

Loans. Loans are reported at the amount of unpaid principal balance outstanding net of unearned income and deferred fees and costs. Loan and commitment fees and certain direct loan origination costs are deferred and recognized over the life of the loan and/or commitment period as yield adjustments. Interest income on loans is accrued daily on the unpaid principal balance outstanding as earned.

Nonaccrual Loans. Loans (including impaired loans) are placed on nonaccrual status when the collection of interest or principal has become 90 days past due or is otherwise considered doubtful. When a loan is placed on nonaccrual status, the Company stops accruing interest and unpaid accrued interest is reversed. In addition, the Company stops amortizing deferred fees and costs. For certain real estate construction loans accrued unpaid interest as well as qualifying capitalized interest is reversed. When management determines that the ultimate collectability of principal is in doubt, cash receipts on nonaccrual loans are applied to reduce the principal balance on a cash-basis method until the loans qualify for return to interest accruing status. Loans are returned to interest accruing status when management expects collection of contractual loan payments and the borrower has demonstrated six months of compliance with the contractual terms of the loan.

Impaired Loans. A loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due (both interest and principal) according to the contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair market value of the collateral less selling costs if the loan is collateral dependent. For loans that are collateral dependent the Company charges off the amount of impairment at the time of impairment, rather than placing the impaired loan amount in a specific reserve allowance. Known impairments on non-real estate secured loans are charged off immediately rather than recording a specific reserve allowance in the allowance for loan losses.

Troubled Debt Restructurings. A loan is accounted for as a troubled debt restructuring if the Company, for economic or legal reasons related to the borrower's financial difficulties, grants a concession to the borrower that it would not otherwise consider. A troubled debt restructuring typically involves a modification of terms such as a reduction of the stated interest rate or face amount of the loan, a reduction of accrued interest, or an extension of the maturity date(s) at a stated interest rate lower than the current market rate for a new loan with similar risk. Troubled debt restructurings are considered impaired loans and as such are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair market value of the collateral less selling costs if the loan is collateral dependent. Performing troubled debt restructurings not on nonaccrual status are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate based on a current documented evaluation supporting management's expectation of performance.

Allowance for Credit Losses. The allowance for credit losses is comprised of two components, the allowance for loan losses and the reserve for unfunded commitments. The allowance for loan losses is a calculation applied to outstanding loan balances, while the reserve for unfunded commitments is based upon a calculation applied to that portion of total loan commitments not yet funded for the period reported.

The allowance for credit losses is based on management's estimates. Management determines the adequacy of the allowance for credit losses based on evaluations of the loan portfolio, recent loss experience and other factors, including economic conditions. The Company determines the amount of the allowance for credit losses required for certain sectors based on relative risk characteristics of the loan portfolio. Actual losses may vary from current estimates. These estimates are reviewed periodically and, as adjustments become necessary, are reported in earnings in the periods in which they become known. The allowance for credit losses is increased by provisions for credit losses in earnings. Loan charge-offs reduce the allowance while recoveries are credited to the allowance.

Commitments to Extend Credit. Unfunded loan commitments are generally related to providing credit facilities to customers of the bank and are not actively traded financial instruments. These unfunded commitments are disclosed as commitments to extend credit in Note 19 "Financial Instruments with Off Balance Sheet Risk" in the notes to consolidated financial statements.

Reserve for Unfunded Commitments. As a component of allowance for credit losses, a reserve for unfunded commitments is maintained at a level that, in the opinion of management, is adequate to absorb losses associated with the Bank's commitment to lend funds under existing agreements such as letters or lines of credit or construction loans. Management determines the adequacy of the reserve for unfunded commitments based upon reviews of individual credit facilities, current economic conditions, the risk characteristics of the various categories of commitments as well as pooled commitments with similar risk characteristics and other relevant factors. The reserve is based on estimates, and ultimate losses may vary from the current estimates. These estimates are evaluated on a regular basis and, as adjustments become necessary, they are reported in the provision for credit losses in the income statement in the periods in which they become known.

Other Real Estate Owned ("OREO"). OREO is real property of which the Bank has taken possession or that has been deeded to the Bank through a deed-in-lieu of foreclosure, non-judicial foreclosure, judicial foreclosure or similar process in partial or full satisfaction of a loan or loans. In addition, the Bank owns a closed branch building that is considered OREO. OREO is initially recorded at the lower of the carrying amount of the loan or fair value of the property less estimated costs to sell. This amount becomes the property's new basis. Management considers third party appraisals as well as independent fair market value assessments from realtors or persons involved in selling OREO in determining the fair value of particular properties. Accordingly, the valuation of OREO is subject to significant external and internal judgment. Management also periodically reviews OREO to determine whether the property continues to be carried at the lower of its recorded book value or fair value, net of estimated costs to sell. Any further OREO valuation adjustments or subsequent gains or losses on the final disposition of OREO are charged to other real estate owned valuation adjustments and (loss) gain on sales. Expenses from the maintenance and operations of OREO are included in other noninterest expense in the statements of income (loss).

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Premises and Equipment. Premises and equipment are stated at cost, less accumulated depreciation and amortization. Land is carried at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets. In general, furniture and equipment is amortized over a useful life of 3 to 10 years, software and computer related equipment is amortized over 3 to 5 years and buildings are amortized over periods up to 40 years. Leasehold improvements are amortized over the life of the related lease, or the life of the related assets, whichever is shorter. Expenditures for major renovations and betterments of the Company's premises and equipment are capitalized. Improvements are capitalized and depreciated over their estimated useful lives. Minor repairs, maintenance and improvements are charged to operations as incurred. When property is replaced or otherwise disposed of, the cost of such assets and the related accumulated depreciation are removed from their respective accounts. Related gain or loss, if any, is recorded in current operations.

Goodwill and Intangible Assets. At March 31, 2009, based on management's analysis and continued deteriorating economic conditions and the length of time and amount by which the Company's book value per share had exceeded its market value per share, the Company determined it was appropriate to write off the entire $13.1 million of goodwill related to its acquisition of Mid-Valley Bank in June, 2006. The Company had no goodwill or intangible assets at December 31, 2011.

Income Taxes. Income taxes are accounted for using the asset and liability method. Under this method, a deferred tax asset or liability is determined based on the enacted tax rates that will be in effect when the differences between the financial statement carrying amounts and tax basis of existing assets and liabilities are expected to be reported in Bancorp's income tax returns. The deferred tax provision (benefit) for the year is equal to the net change in the net deferred tax asset from the beginning to the end of the year, less amounts applicable to the change in value related to investment securities available for sale. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The Company records net deferred tax assets to the extent these assets will more likely than not be realized. In making such determination, the Company assesses the available positive and negative evidence including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial results. A deferred tax asset valuation allowance is established to reduce the net carrying amount of deferred tax assets if it is determined to be more likely than not, that all or some portion of the potential deferred tax asset will not be realized. The Company's accounting policy is to exclude deferred tax assets related to unrealized losses on its available for sale debt securities as these losses are expected to reverse and realization of the related deferred tax asset is not dependent on future taxable income. The Company determined that no deferred tax asset valuation allowance was required at December 31, 2011. It is the Company's accounting policy to include interest expense and penalties related to income taxes as a component of provision (benefit) for income taxes. See Note 16 "Income taxes" of the notes to consolidated financial statements for more detail.

Operating Segments. Public enterprises are required to report certain information about their operating segments in the financial statements. The basis for determining the Company's operating segments is the way in which management operates the businesses. Bancorp has identified two reportable segments, "banking" and "other" which include West Coast Trust. See Note 21, "Segment and Related Information" of the notes to consolidated financial statements for more detail.

Trust Company Assets. Assets (other than cash deposits) held by West Coast Trust in fiduciary or agency capacities for its trust customers are not included in the accompanying consolidated balance sheets, because such items are not assets of West Coast Trust.

Borrowings. Federal funds purchased and securities sold under agreements to repurchase generally mature within one to four days from the transaction date. Other short-term borrowed funds mature within one year from the date of this financial statement. Long-term borrowed funds extend beyond one year and are reclassed to short-term borrowings when the long term borrowed funds mature within one year and there is no intent to refinance.

Earnings (Loss) Per Share. Earnings (loss) per share is calculated under the two-class method. The two-class method is an earnings allocation formula that determines earnings (loss) per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. A participating security is an instrument that may participate in undistributed earnings with common stock. The Company has issued restricted stock that qualifies as a participating security. Basic earnings (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings (loss) per share is computed in the same manner as basic earnings (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if certain shares issuable upon exercise of options, warrants, conversion of preferred stock, and unvested restricted stock were included unless those additional shares would have been anti-dilutive. For the diluted earnings (loss) per share computation, the treasury stock method is applied and compared to the two-class method and whichever method results in a more dilutive impact is utilized to calculate diluted earnings per share.

Service Charges on Deposit Accounts. Service charges on deposit accounts primarily represent monthly fees based on minimum balances or transaction-based fees. These fees are recognized as earned or as transactions occur and services are provided.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Payment Systems Revenue. Payment systems revenue includes interchange income from credit and debit cards, annual fees, and other transaction and account management fees. Interchange income is a fee paid by a merchant bank to the card-issuing bank through the interchange network. Interchange fees are set by the credit card associations and are based on cardholder purchase volumes. The Company records interchange income as transactions occur. Transaction and account management fees are recognized as transactions occur or services are provided, except for annual fees, which are recognized over the applicable period. Volume-related payments to partners and credit card associations and expenses for rewards programs are also recorded within payment systems revenue. Payments to partners and expenses related to rewards programs are recorded when earned by the partner or customer. Merchant processing services revenue consists principally of transaction and account management fees charged to merchants for the electronic processing of transactions, net of interchange fees paid to the credit card issuing bank, card association assessments, and revenue sharing amounts, and are all recognized at the time the merchant's transactions are processed or other services are performed. The Company may enter into revenue sharing agreements with referral partners or in connection with purchases of merchant contracts from sellers. The revenue sharing amounts are determined primarily on sales volume processed or revenue generated for a particular group of merchants. Merchant processing revenue also includes revenues related to point-of-sale equipment recorded as sales when the equipment is shipped or as earned for equipment rentals.

Trust and Investment Services Revenue. Trust and investment management fees are recognized over the period in which services are performed and are based on a percentage of the fair value of the assets under management or administration, fixed based on account type, or transaction-based fees.

New Accounting Pronouncements. In December 2010, the Financial Accounting Standards Board ("FASB") issued guidance within the Accounting Standards Update ("ASU") 2010-20 "Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses." ASU 2010-20 requires entities to provide disclosures designed to facilitate financial statement users' evaluation of (i) the nature of credit risk inherent in the entity's portfolio of financing receivables, (ii) how that risk is analyzed and assessed in arriving at the allowance for credit losses and (iii) the changes and reasons for those changes in the allowance for credit losses. Disclosures must be disaggregated by portfolio segment, the level at which an entity develops and documents a systematic method for determining its allowance for credit losses, and class of financing receivable, which is generally a disaggregation of portfolio segment. The required disclosures include, among other things, a roll forward of the allowance for credit losses as well as information about modified, impaired, nonaccrual and past due loans and credit quality indicators. ASU 2010-20 became effective for the Company's financial statements as of December 31, 2010, as it relates to disclosures required as of the end of a reporting period. Disclosures that relate to activity during a reporting period are required for the Company's financial statements that include periods beginning on or after January 1, 2011. The adoption of this guidance did not have any impact on the Company's consolidated statement of income (loss), its consolidated balance sheet, or its consolidated statement of cash flows.

In April 2011, the FASB issued guidance within the ASU 2011-02 "A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring." ASU 2011-02 clarifies when a loan modification or restructuring is considered a troubled debt restructuring. The adoption of this guidance did not have a material impact on the Company's consolidated statement of income (loss), its consolidated balance sheet, or its consolidated statement of cash flows.

In April 2011, the FASB issued guidance within the ASU 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs". This ASU amends existing guidance regarding the highest and best use and valuation assumption by clarifying these concepts are only applicable to measuring the fair value of nonfinancial assets. The ASU also clarifies that the fair value measurement of financial assets and financial liabilities which have offsetting market risks or counterparty credit risks that are managed on a portfolio basis, when several criteria are met, can be measured at the net risk position. Additional disclosures about Level 3 fair value measurements are required including a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, a description of the valuation process in place, and discussion of the sensitivity of fair value changes in unobservable inputs and interrelationships about those inputs as well disclosure of the level of the fair value of items that are not measured at fair value in the financial statements but disclosure of fair value is required. ASU 2011-04 is effective for the Company's reporting period beginning after December 15, 2011, and will be applied prospectively. The Company is currently evaluating the impact of this ASU and does not expect this guidance to have a material impact on the Company's consolidated statement of income, its consolidated balance sheet, or its consolidated statement of cash flows.

In June 2011, the FASB issued guidance within ASU 2011-05, "Presentation of Comprehensive Income". This ASU amends current guidance to allow a company the option of presenting the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments do not change the option for a company to present components of other comprehensive income either net of related tax effects or before related tax effects, with one amount shown for the aggregate income tax expense (benefit) related to the total of other comprehensive income items. The amendments do not affect how earnings per share is calculated or presented. The provisions of ASU 2011-05 are effective for the Company's reporting period beginning after December 15, 2011, and will be applied retrospectively. The Company has adopted this guidance and the adoption of this guidance did not have any impact on the Company's consolidated statement of income (loss), its consolidated balance sheet, or its consolidated statement of cash flows.

2. INVESTMENT SECURITIES

The following table presents the available for sale investment securities as of December 31, 2011, and 2010:

(Dollars in thousands)

December 31, 2011	Amortized Cost	Unrealized Gross Gains	Unrealized Gross Losses	Fair Value
U.S. Treasury securities	$ 200	$ 3	$ -	$ 203
U.S. Government agency securities	216,211	3,453	(33)	219,631
Corporate securities	14,351	-	(5,844)	8,507
Mortgage-backed securities	419,510	9,351	(136)	428,725
Obligations of state and political subdivisions	56,003	4,736	(7)	60,732
Equity investments and other securities	11,318	749	(21)	12,046
Total	$ 717,593	$ 18,292	$ (6,041)	$ 729,844

(Dollars in thousands)

December 31, 2010	Amortized Cost	Unrealized Gross Gains	Unrealized Gross Losses	Fair Value
U.S. Treasury securities	$ 14,347	$ 45	$ -	$ 14,392
U.S. Government agency securities	193,901	836	(507)	194,230
Corporate securities	14,499	-	(5,107)	9,392
Mortgage-backed securities	359,965	5,853	(2,200)	363,618
Obligations of state and political subdivisions	51,111	1,789	(255)	52,645
Equity investments and other securities	11,423	437	(25)	11,835
Total	$ 645,246	$ 8,960	$ (8,094)	$ 646,112

At December 31, 2011, the estimated fair value of the investment portfolio was $729.8 million, an increase of $83.7 million or 13% from $646.1 million at year end 2010. The estimated net unrealized gain on the investment portfolio at December 31, 2011, was $12.3 million, or 1.7% of the total portfolio, compared to $.9 million and .1% respectively, at year end 2010. During 2011 the net unrealized gain on the mortgage-backed securities increased by $5.6 million to $9.2 million while the net unrealized gains in the U.S Government agency and obligations of state and political subdivisions categories increased by $3.1 million and $3.2 million, respectively.

At December 31, 2011, the corporate securities portfolio included four pooled trust preferred securities with amortized cost of $13.8 million and an estimated fair market value of $8.0 million resulting in an estimated $5.8 million unrealized loss. This unrealized loss was associated with the decline in market value since purchase of our investments in pooled trust preferred securities issued by banks and insurance companies. Continued wide credit and liquidity spreads contributed to the unrealized loss associated with these securities. These pooled trust preferred securities are rated C or better by the rating agencies that cover these securities and they have several features that reduce credit risk, including seniority over certain tranches in the same pool and the benefit of certain collateral coverage tests.

Gross realized gains on the sale of investment securities included in earnings in 2011, 2010, and 2009 were $1,022,000, $1,562,000, and $833,000, respectively. Gross realized losses were $309,000 in 2011 and there were no such losses in 2010 and 2009.

Dividends on equity investments for the years 2011, 2010, and 2009 were $100,000, $105,000, and $106,000, respectively.

During 2011, in terms of amortized cost, we increased our investment securities balance by $72.4 million principally due to our efforts reducing cash balances. The purchases over the past year were primarily of US Government agency securities with 3 to 5 year maturities and 10 to 15 year fully amortizing US Agency mortgage backed securities. Our U.S. Government agency securities increased by $25.4 million from December 31, 2010, to December 31, 2011, as part of our effort to maintain liquidity and portfolio diversification as well as to provide collateral for public funds and borrowing sources such as the FHLB.

Our mortgage-backed securities portfolio had a fair value of $428.7 million, an increase of $65.1 million from $363.6 one year ago. This segment of our portfolio primarily consists solely of U.S. Government agency ten and fifteen year fully amortizing mortgage backed securities with limited extension risk. This portfolio consisted of U.S. Agency backed mortgages with an amortized cost of $332.3 million and U.S. Government backed mortgage securities with an amortized cost of $87.3 million. Floating or adjustable rate securities represented $20.5 million of this portfolio while the remainder consisted of fixed rate securities. Ten and fifteen year pass-through mortgages with a projected average life of 3.1 years represented the majority of fixed rate securities with in this portfolio. Mortgage backed securities are subject to prepayment risk. Rising prepayments reduces the projected average life and accelerates the amortization of premium thus reducing the income from this portfolio. At December 31, 2011 the bank owned no privately issued mortgage backed securities.

Our portfolio of securities representing obligations of state and political subdivisions had a fair value of $60.7 million, with an amortized cost of $56.0 million, indicating an unrealized gain of $4.7 million.

At December 31, 2011, our equity and other investment securities had a fair value of $12.0 million and consisted of three investments in mutual fund shares and three investments in government backed Housing and Urban Development ("HUD") Bonds. In addition to interest income, these investments provide the Bank with a Community Reinvestment Act ("CRA") benefits.

2. INVESTMENT SECURITIES

The following tables provide the fair value and gross unrealized losses on securities available for sale, aggregated by category and length of time the individual securities have been in a continuous unrealized loss position:

(Dollars in thousands)	Less than 12 months		12 months or more		Total	
As of December 31, 2011	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government agency securities	$ 14,627	$ (33)	$ -	$ -	14,627	(33)
Corporate securities	-	-	8,007	(5,844)	8,007	(5,844)
Mortgage-backed securities	26,416	(130)	9,538	(6)	35,954	(136)
Obligations of state and political subdivisions	234	(7)	-	-	234	(7)
Equity and other securities	598	(2)	1,182	(19)	1,780	(21)
Total	$ 41,875	$ (172)	$ 18,727	$ (5,869)	$ 60,602	$ (6,041)

(Dollars in thousands)	Less than 12 months		12 months or more		Total	
As of December 31, 2010	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government agency securities	$ 40,528	$ (507)	$ -	$ -	40,528	(507)
Corporate securities	-	-	8,892	(5,107)	8,892	(5,107)
Mortgage-backed securities	110,414	(2,088)	978	(112)	111,392	(2,200)
Obligations of state and political subdivisions	4,084	(255)	-	-	4,084	(255)
Equity and other securities	1,776	(24)	1	(1)	1,777	(25)
Total	$ 156,802	$ (2,874)	$ 9,871	$ (5,220)	$ 166,673	$ (8,094)

There were six investment securities with a 12 month or greater continuous unrealized loss in the investment portfolio at December 31, 2011, with a total unrealized loss of $5.9 million. In comparison, at December 31, 2010, there were six investment securities with a 12 month or greater continuous unrealized loss in the investment portfolio, with a total unrealized loss of $5.2 million. The unrealized loss on these investment securities was primarily due to continued increased credit and liquidity spreads and an extension of expected cash flow causing a decline in the fair market value of our pooled trust preferred securities (corporate security category). These securities had a fair value of $8.0 million compared to a $13.8 million amortized cost at December 31, 2011. The value of most of our securities fluctuates as market interest rates change.

There were a total of eight securities in Bancorp's investment portfolio at December 31, 2011, that have been in a continuous unrealized loss position for less than 12 months, with an amortized cost of $42.0 million and a total unrealized loss of $.2 million. At December 31, 2010, there were a total of 28 securities in Bancorp's investment portfolio that have been in a continuous unrealized loss position for less than 12 months, with an amortized cost of $159.7 million and a total unrealized loss of $2.9 million. The fair value of these securities fluctuates as market interest rates change.

2. INVESTMENT SECURITIES

Management reviews and evaluates the Company's debt securities on an ongoing basis for the presence of other-than-temporary impairment ("OTTI"). Our analysis takes into consideration current market conditions, length and severity of impairment, extent and nature of the change in fair value, issuer ratings, and whether or not the Company intends to, or may be required to, sell debt securities before recovering any unrealized losses.

In the first quarter of 2009, the Company recorded OTTI charges totaling $.2 million pretax consisting of $.1 million relating to a Lehman Brothers bond held in our corporate securities portfolio and $.1 for the investment in Freddie Mac preferred stock held in our equity and other securities portfolio. Both of these investments were sold in the second quarter of 2009 for no additional gain or loss.

In the second quarter of 2011, the Company recorded a credit related OTTI charge of $.2 million pretax related to a pooled trust preferred security in our investment portfolio which also was placed on nonaccrual status at the same time. We do not intend to sell this security, and it is not likely that we will be required to sell this security, but we do not expect to recover the entire amortized cost basis of the security. The amount of OTTI related to credit losses recognized in earnings represents the amortized cost of the security that we do not expect to recover and is based on the estimated cash flow expected from the security, discounted by the estimated future coupon rates of the security. We estimate cash flows based on the performance of the underlying collateral for the security and the overall structure of the security. Factors considered in the performance of underlying collateral include current default and deferral rates, estimated future default, deferral and recovery rates, and prepayment rates. Factors considered in the overall structure of the security include the impact of the underlying collateral cash flow on debt coverage tests and subordination levels. The remaining impairment on this security that is related to all other factors is recognized in other comprehensive income. Given regulatory guidelines on expectation of full payment of interest and principal as well as extended principal in kind payments, this pooled trust preferred security was placed on nonaccrual status. In addition, in October 2011 the Company placed another pooled trust preferred security with principal in kind payments on nonaccrual status. While this security had an impairment loss of $1.6 million at December 31, 2011, based on our projections of future interest and principal payments, this security had no credit related OTTI as of December 31, 2011. At year end 2011, these securities were rated C or better by the rating agencies that cover these securities. They have several features that reduce credit risk, including seniority over certain tranches in the same pool and the benefit of certain collateral coverage tests.

The following table presents a summary of the significant inputs utilized to measure the other-than-temporary impairment related to credit losses associated with the above pooled trust preferred security at December 31, 2011 and 2010:

(Dollars in thousands)

	December 31, 2011	December 31, 2010
Default Rate	0.75%	0.75%
Recovery Rate	15.00%	15.00%
Prepayments	1.00%	1.00%

The following table presents information about the securities with OTTI losses for the years ended December 31, 2011, and 2010:

(Dollars in thousands)

	Year to date December 31,		
	2011	2010	2009
Other-than-temporary impairment losses on securities	$ (1,636)	$ -	$ (6,738)
Portion of other-than temporary, non-credit related losses recognized in other comprehensive income	1,457	-	6,546
Net other-than-temporary impairment losses on securities	$ (179)	$ -	$ (192)

2. INVESTMENT SECURITIES

The following table presents a tabular roll forward of the amount of credit related OTTI recognized in earnings for years ended December 31, 2011, and 2010:

(Dollars in thousands)

	Year ended December 31,	
	2011	2010
Balance of net other-than-temporary impairment losses on securities, beginning of period	$ -	$ -
Net other-than-temporary impairment losses on securities in the period	(179)	-
Balance of net other-than-temporary impairment losses on securities, end of period	$ (179)	$ -

At December 31, 2011, and 2010, the Company had $291.0 and $504.0 million, respectively, in investment securities being provided as collateral to the FHLB, the Federal Reserve Bank of San Francisco (the "Reserve Bank"), the State of Oregon and the State of Washington, and others for our borrowings and certain public fund deposits. At December 31, 2011, and December 31, 2010, Bancorp had no reverse repurchase agreements.

The follow table presents the maturities of the investment portfolio at December 31, 2011:

(Dollars in thousands)

	Available for sale	
	Amortized cost	Fair value
U.S. Treasury securities		
One year or less	$ 200	$ 203
After one year through five years	-	-
After five through ten years	-	-
Due after ten years	-	-
Total	200	203
U.S. Government agency securities:		
One year or less	499	502
After one year through five years	185,726	189,062
After five through ten years	29,986	30,067
Due after ten years	-	-
Total	216,211	219,631
Corporate securities:		
One year or less	-	-
After one year through five years	500	500
After five through ten years	-	-
Due after ten years	13,851	8,007
Total	14,351	8,507
Obligations of state and political subdivisions:		
One year or less	1,065	1,107
After one year through five years	16,394	17,391
After five through ten years	28,686	31,584
Due after ten years	9,858	10,650
Total	56,003	60,732
Sub-total	286,765	289,073
Mortgage-backed securities	419,510	428,725
Equity investments and other securities	11,318	12,046
Total securities	$ 717,593	$ 729,844

Mortgage-backed securities, including collateralized mortgage obligations and asset-backed securities, have maturities that will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

3. LOANS AND ALLOWANCE FOR CREDIT LOSSES

The following table presents the loan portfolio as of December 31, 2011 and 2010:

(Dollars in thousands)	December 31, 2011	December 31, 2010
Commercial	$ 299,766	$ 309,327
Real estate construction	30,162	44,085
Real estate mortgage	324,994	349,016
Commercial real estate	832,767	818,577
Installment and other consumer	13,612	15,265
Total loans	1,501,301	1,536,270
Allowance for loan losses	(35,212)	(40,217)
Total loans, net	$ 1,466,089	$ 1,496,053

Total loans decreased by 2% or $35 million from the balance at December 31, 2010, and the decrease reflected the continued challenges in local residential real estate markets, consumers de-leveraging and uncertainties with respect to the strength of the economy. Commercial, real estate construction, and real estate mortgage loan balances declined from year end and more than offset growth in commercial real estate loan balances. At December 31, 2011, and 2010, Bancorp had $.8 million and $1.3 million, respectively, of overdrafts classified as loans in the installment and other consumer loan category.

The Company has lending policies and underwriting processes in place that are designed to make loans within an acceptable level of risk for the estimated return. Management reviews and approves these policies and processes on a regular basis. Management frequently reviews reports related to loan production, loan quality, loan delinquencies and nonperforming and potential problem loans. Diversification in the loan portfolio is a means of managing risk associated with fluctuations in economic conditions.

Commercial loans are underwritten after evaluating and understanding the borrower's ability to operate profitably and prudently execute its business. Underwriting standards are designed to promote relationship banking rather than transactional banking. The Company's lending officers examine current and projected cash flows to determine the ability of the borrower to repay their obligations as agreed. Commercial loans are primarily made based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. Management monitors and evaluates commercial loans based on collateral, geography and risk rating criteria. Most commercial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and typically incorporate a personal guarantee; however, some short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

Commercial real estate loans are subject to underwriting standards and processes similar to commercial loans. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally largely dependent on the successful lease-up of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. Management monitors and evaluates commercial real estate loans based on collateral, geography, and risk rating criteria. As a general rule, the Company avoids financing single purpose projects unless other underwriting factors are present to help mitigate risk. The Company also utilizes third parties to provide insight and guidance about economic conditions and trends affecting market areas it serves.

Our residential and commercial construction portfolios are portfolios we consider to have higher risk. Construction loans are underwritten utilizing independent appraisal reviews, sensitivity analysis of absorption and lease rates financial analysis of the developers, property owners, and investors as well as on a selective basis, feasibility studies. Construction loans are generally based upon estimates of costs and value associated with the complete project. These estimates may be inaccurate. Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project. Sources of repayment for these types of loans may be pre-committed permanent loans from the Company or other approved third party long-term lenders, sales of developed property or an interim loan commitment from the Company until permanent financing is obtained. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, pre-leasing that does not materialize, general economic conditions, the availability of long-term financing, and completion of construction within timelines and costs originally set forth.

3. LOANS AND ALLOWANCE FOR CREDIT LOSSES

The Bank originates fixed and adjustable rate residential mortgages. These residential loans are typically sold on the secondary market with the servicing responsibility released by the Company. These loan sales have no recourse, however sales are subject to proper compliance with standard underwriting rules that if not met, may allow the secondary market buyer to require the Company to repurchase the note. Upon origination, these residential mortgage loans are recorded as loans held for sale until the sale has closed.

The Bank originates home equity loans and lines through an online application system in which all applications are centrally reviewed with underwriting and verifications completed by an experienced underwriter. Monthly loan portfolio reports provide home equity loan performance monitoring. Annual review of credit policies document the acceptance of policy and procedure changes as needed. Credit risk is minimized by accepting borrowers with a proven credit history, verified income sources for repayment and owner occupied properties as acceptable collateral. Portfolio balances, performance and underwriting standards can be influenced by regional economic cycles related to unemployment levels, de-leveraging by borrowers, and market values for residential properties.

The Company originates consumer loans utilizing a computer-based credit scoring analysis to supplement the underwriting process. To monitor and manage consumer loan risk, policies and procedures are developed and modified, as needed, jointly by line and staff personnel. This activity, coupled with relatively small loan amounts that are spread across many individual borrowers, minimizes risk. Additionally, trend and outlook reports are reviewed by management on a regular basis.

The Company maintains credit administration and credit review functions that are designed to help confirm our credit standards are being followed. Significant findings and periodic reports are communicated to the Chief Credit Officer and Chief Executive Officer and, in certain cases, to the Loan, Investment & Asset/Liability Committee, which is comprised of certain directors. The loan review process complements and reinforces the risk identification and assessment decisions made by lenders and credit personnel, as well as the Company's policies and procedures.

Loans greater than 90 days past due are classified into nonaccrual status. The following table presents an age analysis of the loan portfolio as of December 31, 2011 and 2010:

(Dollars in thousands)	December 31, 2011				
	30 - 89 days past due	Greater than 90 days past due	Total past due	Current loans	Total loans
Commercial	$ 849	$ 5,692	$ 6,541	$ 293,225	$ 299,766
Real estate construction	-	5,522	5,522	24,640	30,162
Real estate mortgage	3,787	6,226	10,013	314,981	324,994
Commercial real estate	3,619	6,328	9,947	822,820	832,767
Installment and other consumer	56	1	57	13,555	13,612
Total	$ 8,311	$ 23,769	$ 32,080	$ 1,469,221	$ 1,501,301

(Dollars in thousands)	December 31, 2010				
	30 - 89 days past due	Greater than 90 days past due	Total past due	Current loans	Total loans
Commercial	$ 953	$ 9,984	$ 10,937	$ 298,390	$ 309,327
Real estate construction	2,098	4,039	6,137	37,948	44,085
Real estate mortgage	4,662	5,669	10,331	338,685	349,016
Commercial real estate	3,988	12,157	16,145	802,432	818,577
Installment and other consumer	53	-	53	15,212	15,265
Total	$ 11,754	$ 31,849	$ 43,603	$ 1,492,667	$ 1,536,270

3. LOANS AND ALLOWANCE FOR CREDIT LOSSES

The following table presents an analysis of impaired loans as of December 31, 2011, and 2010:

(Dollars in thousands)	December 31, 2011					Year ended December 31, 2011
	Unpaid principal balance[1]	Impaired loans with no allowance	Impaired loans with allowance	Total impaired loan balance	Related allowance	Average impaired loan balance
Commercial	$ 18,736	$ 7,750	$ 224	$ 7,974	$ 1	$ 10,504
Real estate construction	9,716	5,823	41	5,864	-	8,405
Real estate mortgage	30,732	11,949	6,779	18,728	329	20,892
Commercial real estate	25,426	15,070	8,604	23,674	173	25,969
Installment and other consumer	1,812	5	175	180	-	54
Total	$ 86,422	$ 40,597	$ 15,823	$ 56,420	$ 503	$ 65,824

(Dollars in thousands)	December 31, 2010					Year ended December 31, 2010
	Unpaid principal balance[1]	Impaired loans with no allowance	Impaired loans with allowance	Total impaired loan balance	Related allowance	Average impaired loan balance
Commercial	$ 22,692	$ 13,377	$ 1,679	$ 15,056	$ 2	$ 19,992
Real estate construction	15,570	10,692	323	11,015	2	20,191
Real estate mortgage	28,856	15,491	7,828	23,319	443	20,610
Commercial real estate	28,717	21,648	5,634	27,282	103	17,187
Installment and other consumer	-	-	-	-	-	45
Total	$ 95,835	$ 61,208	$ 15,464	$ 76,672	$ 550	$ 78,025

[1]The unpaid principal balance on impaired loans represents the amount owed by the borrower. The carrying value of impaired loans is lower than the unpaid principal balance due to charge-offs.

At December 31, 2011, and 2010, Bancorp's recorded investment in loans that were considered to be impaired was $56.4 million and $76.7 million, respectively. A loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due including both interest and principal according to the contractual terms of the loan agreement. For loans that are collateral dependent; the Company charges off the amount of impairment at the time of impairment. At December 31, 2011, a specific reserve allowance in the amount of $.5 million was established related to $15.8 million of impaired loans which were considered to be troubled debt restructurings ("TDR") that were on interest accruing status, compared to a specific reserve allowance in the amount of $.6 million was established related to $15.5 million of impaired loans which were considered to be troubled debt restructurings and were on an interest accruing status at December 31, 2010.

The average recorded investment in impaired loans for the years ended December 31, 2011, 2010, and 2009, was approximately, $65.8 million, $78.0 million and $134.3 million, respectively. For the years ended December 31, 2011, 2010, and 2009, interest income recognized on impaired loans totaled $1,035,000, $568,000, and $526,000, respectively.

3. LOANS AND ALLOWANCE FOR CREDIT LOSSES

A loan is accounted for as a TDR if the Company, for economic or legal reasons related to the borrower's financial difficulties, grants a concession to the borrower that it would not otherwise consider granting. A TDR typically involves a modification of terms such as a reduction of the stated interest rate or face amount of the loan, a reduction of accrued interest, or an extension of the maturity date(s) at a stated interest rate lower than the current market rate for a new loan with similar risk.

The following table presents an analysis of TDRs for the periods ended December 31, 2011, and 2010:

(Dollars in thousands)	TDRs recorded for the twelve months ending December 31, 2011			TDRs recorded in the twelve months prior to December 31, 2011 that subsequently defaulted in the twelve months ending December 31, 2011		
	Number of loans	Pre-TDR outstanding recorded investment	Post-TDR outstanding recorded investment	Number of loans	Pre-TDR outstanding recorded investment	Amount Defaulted
Commercial	11	$ 949	$ 949	2	$ 115	$ 97
Real estate construction	1	744	744	-	-	-
Real estate mortgage	9	2,653	2,653	1	59	49
Commercial real estate	7	1,603	1,520	1	374	374
Consumer loans	3	225	225	-	-	-
Total	31	$ 6,174	$ 6,091	4	$ 548	$ 520

(Dollars in thousands)	TDRs recorded for the twelve months ending December 31, 2010			TDRs recorded in the twelve months prior to December 31, 2010 that subsequently defaulted in the twelve months ending December 31, 2010		
	Number of loans	Pre-TDR outstanding recorded investment	Post-TDR outstanding recorded investment	Number of loans	Pre-TDR outstanding recorded investment	Amount Defaulted
Commercial	36	$ 16,144	$ 15,304	-	$ -	$ -
Real estate construction	16	7,479	7,479	7	1,916	1,666
Real estate mortgage	17	7,554	7,554	-	-	-
Commercial real estate	22	22,078	21,586	-	-	-
Total	91	$ 53,255	$ 51,923	7	$ 1,916	$ 1,666

For TDRs that are collateral dependent, the Company charges off the amount of impairment at the time of impairment, rather than creating a specific reserve allowance for the impaired amount. TDRs that are performing and on an interest accruing status are measured for impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate. Impairment resulting from this measurement is recorded as a specific reserve allowance in the allowance for credit losses.

The following table presents nonaccrual loans by category as of December 31, 2011, and 2010:

(Dollars in thousands)	December 31, 2011	December 31, 2010
Commercial	$ 7,750	$ 13,377
Real estate construction	5,823	10,692
Real estate mortgage	11,949	15,491
Commercial real estate	15,070	21,671
Installment and other consumer	5	-
Total loans on nonaccrual status	$ 40,597	$ 61,231

Loans on which the accrual of interest has been discontinued were approximately $40.6 million, $61.2 million and $99.3 million at December 31, 2011, 2010, and 2009, respectively. Interest income foregone on nonaccrual loans was approximately $4.1 million, $6.5 million and $10.7 million in 2011, 2010, and 2009, respectively.

3. LOANS AND ALLOWANCE FOR CREDIT LOSSES

The Company uses a risk rating matrix to assign a risk rating to loans not evaluated on a homogenous pool level. At December 31, 2011, $1.10 billion of loans were risk rated and $397.6 million were evaluated on a homogeneous pool basis. Individually risk rated loans are rated on a scale of 1 to 10. A description of the general characteristics of the 10 risk ratings is as follows:

- Ratings 1, 2 and 3 - These ratings include loans to very high credit quality borrowers of investment or near investment grade. These borrowers have significant capital strength, moderate leverage, stable earnings and growth, and readily available financing alternatives. Smaller entities, regardless of strength, would generally not fit in these ratings. These ratings also include loans that are collateralized by U. S. Government securities and certificates of deposits.

- Rating 4 - These ratings include loans to borrowers of solid credit quality with moderate risk. Borrowers in these ratings are differentiated from higher ratings on the basis of size (capital and/or revenue), leverage, asset quality and the stability of the industry or market area.

- Ratings 5 and 6 - These ratings include "pass rating" loans to borrowers of acceptable credit quality and risk. Such borrowers are differentiated from Rating 4 in terms of size, secondary sources of repayment or they are of lesser stature in other key credit metrics in that they may be over-leveraged, undercapitalized, inconsistent in performance or in an industry or an economic area that is known to have a higher level of risk, volatility, or susceptibility to weaknesses in the economy. However, no material adverse trends are evident with borrowers in these pass ratings.

- Rating 7 - This rating includes loans on management's "watch list" and is intended to be utilized on a temporary basis for pass rating borrowers where a significant risk-modifying action is anticipated in the near term.

- Rating 8 - This rating includes "Substandard" loans, in accordance with regulatory guidelines, for which the accrual of interest may or may not be discontinued. By definition under regulatory guidelines, a "Substandard" loan has defined weaknesses which make payment default or principal exposure likely, but not yet certain. Such loans are apt to be dependent upon collateral liquidation, a secondary source of repayment, or an event outside of the normal course of business.

- Rating 9 - This rating includes "Doubtful" loans in accordance with regulatory guidelines. Such loans are placed on nonaccrual status and may be dependent upon collateral having a value that is difficult to determine or upon some near-term event which lacks certainty.

- Rating 10 - This rating includes "Loss" loans in accordance with regulatory guidelines. Such loans are to be charged-off or charged-down when payment is acknowledged to be uncertain or when the timing or value of payments cannot be determined. "Loss" is not intended to imply that the loan or some portion of it will never be paid, nor does it in any way imply that there has been a forgiveness of debt.

The Company considers loans assigned a risk rating 8 through 10 to be classified loans. The weighted average risk ratings did not exhibit material change from December 31, 2010, to December 31, 2011. Overall classified loan balances have decreased, however, both in total and as a percentage of the total loan portfolio. The following table presents weighted average risk ratings of the loan portfolio and classified loans by category:

(Dollars in thousands)	December 31, 2011		December 31, 2010	
	Weighted average risk rating	Classified loans	Weighted average risk rating	Classified loans
Commercial	5.84	$ 22,401	5.89	$ 32,895
Real estate construction	6.99	13,159	7.33	24,131
Real estate mortgage	6.50	24,004	6.34	20,913
Commercial real estate	5.67	35,255	5.75	42,045
Installment and other consumer[1]	7.87	358	7.41	137
Total		$ 95,177		$ 120,121
Total loans risk rated	$ 1,103,713		$ 1,096,859	

[1] Installment and other consumer loans are primarily evaluated on a homogenous pool level and generally not individually risk rated unless certain factors are met.

3. LOANS AND ALLOWANCE FOR CREDIT LOSSES

Important credit quality metrics for this portfolio include nonaccrual and past due status. Total loans evaluated on a homogeneous pool basis were $397.6 million and $439.4 million at December 31, 2011 and 2010, respectively. The following table presents loans by category that the credit risk is evaluated on a portfolio basis. The real estate mortgage category includes home equity lines of credit and home equity loans and certain small business loans:

(Dollars in thousands)	December 31, 2011			December 31, 2010		
	Current status	Nonaccrual status	30 - 89 days past due	Current status	Nonaccrual status	30 - 89 days past due
Commercial	$ 46,774	$ 11	$ 112	$ 54,217	$ 245	$ 7
Real estate construction	-	4	-	-	1,136	-
Real estate mortgage	254,107	13	1,480	269,862	4,958	1,931
Commercial real estate	81,601	1	283	90,782	1,334	8
Installment and other consumer	13,146	-	56	14,878	-	52
Total	$ 395,628	$ 29	$ 1,931	$ 429,739	$ 7,673	$ 1,998

The allowance for credit losses is a reserve established through a provision for credit losses charged to expense, which represents management's best estimate as of the balance sheet date, of probable losses that have been incurred within the existing loan portfolio. The allowance for credit losses is based on historical loss experience by type of credit and internal risk rating, specific homogeneous risk pools and specific loss allocations, with adjustments for current events and conditions. The Company's process for determining the appropriate amount of the allowance for credit losses is designed to account for credit deterioration as it occurs. The provision for credit losses is reflective of loan quality trends, and considers trends related to nonaccrual loans, past due loans, potential problem loans, criticized loans and net charge-offs or recoveries, among other factors. The provision for credit losses also reflects the totality of actions taken on all loans for a particular period.

The allowance for credit losses reflects management's continuing evaluation of industry concentrations, specific credit risks, loan loss experience, current loan portfolio quality, present economic, political and regulatory conditions and unidentified losses inherent in the current loan portfolio. Portions of the allowance may be allocated for specific loans; however, the entire allowance is available for any loan that, in management's judgment, should be charged off. While management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors beyond the Company's control, including, among other things, the performance of the overall loan portfolio, the economy, changes in interest rates and the view of the regulatory authorities toward loan classifications.

The Company's allowance for loan losses consists of three key elements: specific reserve allowances, formula allowance, and an unallocated allowance that represents an amount to capture risk associated with qualitative factors and uncertainty that is inherent in estimates used to determine the allowance.

Specific reserve allowances may be established when management can estimate the amount of an impairment of a loan, typically on a non real estate collateralized loan or to address the unique risks associated with a group of loans or particular type of credit exposure. The Company does not establish specific reserve allowances on collateral dependent impaired loans. Impairment on these loans is charged off to the allowance for credit losses when impairment is established.

The formula allowance is calculated by applying loss factors to individual loans based on the assignment of risk ratings, or through the assignment of loss factors to homogenous pools of loans. Changes in risk ratings of both performing and nonperforming loans affect the amount of the formula allowance. Loss factors are based on our historical loss experience and such other data as management believes to be pertinent, and may be adjusted for significant factors that, in management's judgment, affect the collectability of the portfolio as of the evaluation date. At December 31, 2011, and 2010, the allowance for loan losses was $35.2 million and $40.2 million, respectively, while the reserve for unfunded commitments was $.8 million for both years ended 2011 and 2010.

The unallocated loan loss allowance represents an amount for imprecision or uncertainty that is inherent in estimates used to determine the allowance. In determining whether to carry an unallocated allowance and, if so, the amount of the allowance, management considers a variety of qualitative factors, including regional economic and business conditions that impact important categories of our portfolio, loan growth rates, the depth and skill of lending staff, the interest rate environment, and the results of bank regulatory examinations and findings of our internal credit examiners. Currently, we have an unallocated allowance for loan losses that is the result of our judgment about risks inherent in the loan portfolio due to economic uncertainties, as well as our evaluation of historical loss experience relative to current trends, and other subjective factors.

3. LOANS AND ALLOWANCE FOR CREDIT LOSSES

The following is an analysis of the changes in the allowance for credit losses:

(Dollars in thousands)	Year Ended December 31, 2011	2010	2009
Balance, beginning of period	$ 41,067	$ 39,418	$ 29,934
Provision for credit losses	8,133	18,652	90,057
Losses charged to the allowance	(15,410)	(19,476)	(82,345)
Recoveries credited to the allowance	2,193	2,473	1,772
Balance, end of period	$ 35,983	$ 41,067	$ 39,418
Components of allowance for credit losses			
Allowance for loan losses	$ 35,212	$ 40,217	$ 38,490
Reserve for unfunded commitments	771	850	928
Total allowance for credit losses	$ 35,983	$ 41,067	$ 39,418

The provision for credit losses was $8.1 million, $18.7 million, and $90.1 million for the years ended December 31, 2011, 2010 and 2009, respectively, while net loan charge-offs were $13.2 million, $17.0 million, and $80.6 million, over those same years. The provision for credit losses decreased $10.6 million in 2011 compared to 2010, primarily due to a significant reduction in unfavorable loan risk rating migration within the Company's loan portfolio and lower net loan charge-offs in the commercial, residential real estate construction, and mortgage categories, as well as in nonstandard mortgages, which was only partially offset by higher home equity and commercial real estate net charge-offs.

The 2009 provision for credit losses reflected a substantial unfavorable loan risk rating migration and material net charge-offs within the loan portfolio in 2009, which resulted in, among other things, a substantial increase in the general valuation allowances within the allowance for credit losses model during 2009 and 2010.

The following table presents summary account activity of the allowance for credit losses by loan category as of December 31, 2011, and 2010:

(Dollars in thousands) December 31, 2011	Commercial	Real estate construction	Real estate mortgage	Commercial real estate	Installment and other consumer	Unallocated	Total
Balance, beginning of period	$ 8,541	$ 4,474	$ 8,156	$ 12,462	$ 1,273	$ 6,161	$ 41,067
Provision for credit losses	1,262	(174)	5,853	1,849	1,118	(1,775)	8,133
Losses charged to the allowance	(3,393)	(2,088)	(5,771)	(2,526)	(1,632)	-	(15,410)
Recoveries credited to the allowance	1,336	278	223	48	308	-	2,193
Balance, end of period	$ 7,746	$ 2,490	$ 8,461	$ 11,833	$ 1,067	$ 4,386	$ 35,983
Loans valued for impairment:							
Individually	$ 7,974	$ 5,864	$ 18,728	$ 23,674	$ 180	$ -	$ 56,420
Collectively	291,792	24,298	306,266	809,093	13,432	-	1,444,881
Total	$ 299,766	$ 30,162	$ 324,994	$ 832,767	$ 13,612	$ -	$ 1,501,301

(Dollars in thousands) December 31, 2010	Commercial	Real estate construction	Real estate mortgage	Commercial real estate	Installment and other consumer	Unallocated	Total
Balance, beginning of period	$ 8,224	$ 7,240	$ 8,211	$ 9,492	$ 1,294	$ 4,957	$ 39,418
Provision for credit losses	4,474	113	7,025	4,262	1,574	1,204	18,652
Losses charged to the allowance	(5,229)	(3,576)	(7,461)	(1,321)	(1,889)	-	(19,476)
Recoveries credited to the allowance	1,072	697	381	29	294	-	2,473
Balance, end of period	$ 8,541	$ 4,474	$ 8,156	$ 12,462	$ 1,273	$ 6,161	$ 41,067
Loans valued for impairment:							
Individually	$ 15,056	$ 11,015	$ 23,319	$ 27,282	$ -	$ -	$ 76,672
Collectively	294,271	33,070	325,697	791,295	15,265	-	1,459,598
Total	$ 309,327	$ 44,085	$ 349,016	$ 818,577	$ 15,265	$ -	$ 1,536,270

4. PREMISES AND EQUIPMENT

Premises and equipment consists of the following:

(Dollars in thousands)	December 31, 2011	2010
Land	$ 4,273	$ 4,439
Buildings and improvements	29,937	31,002
Furniture and equipment	28,663	28,917
Construction in progress	272	398
	63,145	64,756
Accumulated depreciation	(38,771)	(37,982)
Total	$ 24,374	$ 26,774

Depreciation included in occupancy and equipment expense amounted to $3.4 million, $3.8 million, and $5.9 million for the years ended December 31, 2011, 2010, and 2009, respectively. Depreciation for all premises and equipment is calculated using the straight-line method. The Company periodically reviews the recorded value of its long-lived assets, specifically premises and equipment, to determine whether impairment exists. In 2011, the Company recorded impairment of $.1 million in conjunction with a Bank branch that was closed and $.5 million of leasehold improvement charge-offs associated with Bank branch closures. No material impairments associated with premises and equipment were recorded during 2010 or 2009.

5. GOODWILL AND INTANGIBLE ASSETS

The following table summarizes the change in Bancorp's core deposit intangible asset for the periods shown:

(Dollars in thousands)	Core deposit intangible
Balance, January 1, 2010	$ 637
Amortization	(279)
Balance, December 31, 2010	358
Amortization	(358)
Balance, December 31, 2011	$ -

6. OTHER REAL ESTATE OWNED, NET

The following table summarizes Bancorp's OREO for the years ended December 31, 2011, and 2010:

(Dollars in thousands)	December 31, 2011	2010
Balance, beginning period	$ 39,459	$ 53,594
Additions to OREO	21,662	28,384
Disposition of OREO	(25,466)	(35,870)
Valuation adjustments in the period	(4,832)	(6,649)
Total OREO	$ 30,823	$ 39,459

The following table summarizes Bancorp's OREO valuation allowance for the years ended December 31, 2011, and 2010:

(Dollars in thousands)	December 31, 2011	2010	2009
Balance, beginning period	$ 7,584	$ 9,489	$ 3,920
Valuation adjustments in the period	4,832	6,649	18,562
Deductions from the valuation allowance due to disposition	(4,265)	(8,554)	(12,993)
Total OREO valuation allowance	$ 8,151	$ 7,584	$ 9,489

7. OTHER ASSETS

The following table summarizes Bancorp's other assets for the years ended December 31, 2011, and 2010:

(Dollars in thousands)	December 31, 2011	December 31, 2010
Deferred tax assets, net	$ 22,964	$ 5,789
Accrued interest receivable	9,364	9,522
Investment in affordable housing tax credits	3,251	3,915
Income taxes receivable	863	-
Other	7,684	13,715
Total other assets	$ 44,126	$ 32,941

Bancorp has invested in two limited partnerships that operate qualified affordable housing properties. Tax credits and tax deductions from operating losses are passed through the partnerships to Bancorp. The Company accounts for these investments using the equity method.

8. BALANCES WITH THE FEDERAL RESERVE BANK

The Bank is required to maintain cash reserves or deposits with the Federal Reserve Bank equal to a percentage of reservable deposits. The average required cash reserve for the Bank was $6.5 million during both of the years ended December 31, 2011, and 2010.

9. BORROWINGS

The following table summarizes Bancorp's borrowings as of December 31, 2011, and 2010:

(Dollars in thousands)	December 31, 2011	December 31, 2010
Long-term borrowings:		
FHLB non-putable advances	$ 120,000	$ 138,599
FHLB putable advances	-	30,000
Total long-term borrowings	120,000	168,599
Total borrowings	$ 120,000	$ 168,599

The decrease in long-term borrowings of $48.6 million during 2011 was due to the prepayment of $168.6 million in long-term FHLB borrowings in the third and fourth quarter of 2011 offset in part by new long-term FHLB borrowings in the period of $120 million. As a result of the long-term borrowing prepayments, the Company incurred a prepayment charge of $7.14 million for the period ending December 31, 2011, compared to a prepayment charge of $2.3 million associated with the prepayment of $99.1 million in 2010.

At December 31, 2011, Bancorp's long-term borrowings consisted of nine fixed rate, fixed maturity notes with rates ranging from 0.81% to 1.43%. Principal payments due at the scheduled maturities of Bancorp's long-term borrowings at December 31, 2011, were $50.0 million in 2013, $30.0 million in 2014, $29.3 million in 2015, and $10.7 million in 2016.

Long-term borrowings at December 31, 2010 consisted of notes with fixed maturities and putable advances with the FHLB totaling $168.6 million at interest rates ranging from 2.32% to 5.03%. Total long-term borrowings with fixed maturities were $138.6 million at December 31, 2010. The Bank had three putable advances totaling $30.0 million with original terms of five years, and final maturities in February 2013, August 2013, and March 2014. The FHLB may under certain circumstances require repayment of these putable advances prior to their scheduled maturities.

FHLB advances are collateralized, as provided for in an "Advances, Security and Deposit Agreement" with the FHLB, by investment securities and qualifying loans. At December 31, 2011, the Company had additional borrowing capacity available at the FHLB of $320.4 million based on pledged collateral. Bancorp had no outstanding Federal Funds purchased from correspondent banks, borrowings from the discount window, or reverse repurchase agreements at December 31, 2011, and 2010.

10. JUNIOR SUBORDINATED DEBENTURES

At December 31, 2011, six wholly-owned subsidiary grantor trusts established by Bancorp had issued and sold $51 million of trust preferred securities. Trust preferred securities accrue and pay distributions periodically at specified annual rates as provided in each indenture. The trusts used all of the net proceeds from each sale of trust preferred securities to purchase a like amount of junior subordinated debentures of the Company. The junior subordinated debentures are the sole assets of the trusts. The Company's obligations under the junior subordinated debentures and related documents, taken together, constitute a full and unconditional guarantee by the Company of the obligations of the trusts. The trust preferred securities are mandatorily redeemable upon the maturity of the junior subordinated debentures and may be subject to earlier redemption by the Company as provided in the indentures. The Company has the right to redeem the junior subordinated debentures in whole (but not in part) on or after specific dates, at a redemption price specified in the indentures plus any accrued but unpaid interest to the redemption date. During the second quarter of 2011, the Company paid all previously deferred interest on its trust preferred securities and continues to pay quarterly interest payments as they become due. Under the Company's December 2009 agreement with the Oregon Department of Consumer and Business Services, Division of Finance and Corporate Securities ("DFCS") and the Federal Reserve Bank ("Reserve Bank"), the Company must request regulatory approval prior to making payments on our trust preferred securities.

The following table is a summary of outstanding trust preferred securities at December 31, 2011:

(Dollars in thousands)

Issuance Trust	Issuance date	Preferred security amount	Rate type [1]	Initial rate	Rate at 12/31/11	Maturity date	Next possible redemption date [2]
West Coast Statutory Trust III	September 2003	$7,500	Variable	6.75%	3.51%	September 2033	Currently redeemable
West Coast Statutory Trust IV	March 2004	$6,000	Variable	5.88%	3.35%	March 2034	Currently redeemable
West Coast Statutory Trust V	April 2006	$15,000	Variable	6.79%	1.98%	June 2036	Currently redeemable
West Coast Statutory Trust VI	December 2006	$5,000	Variable	7.04%	2.23%	December 2036	Currently redeemable
West Coast Statutory Trust VII	March 2007	$12,500	Variable	6.90%	2.10%	June 2037	June 2012
West Coast Statutory Trust VIII	June 2007	$5,000	Variable	6.74%	1.93%	June 2037	June 2012
	Total	$51,000		Weighted rate	2.41%		

[1] The variable rate preferred securities reprice quarterly.

[2] Securities are redeemable at the option of Bancorp following these dates.

The weighted average interest rate on the trust preferred securities was 2.41% at December 31, 2011. The interest rate on each security resets quarterly and is tied to the London Interbank Offered Rate ("LIBOR") rate. The junior subordinated debentures issued by Bancorp to the grantor trust are reflected in our consolidated balance sheet in the liabilities section at December 31, 2011, and 2010, as junior subordinated debentures. Bancorp records interest expense on the corresponding junior subordinated debentures in the consolidated statements of income (loss). The common capital securities issued by the trusts are recorded within other assets in the consolidated balance sheets, and totaled $1.6 million at December 31, 2011, and 2010.

11. EMPLOYEE BENEFIT PLANS

Bancorp employee benefits include a plan established under section 401(k) of the Internal Revenue Code for certain qualified employees (the "401(k) plan"). Employee contributions up to 100 percent of salaries under the Internal Revenue Code guidelines can be made under the 401(k) plan, of which Bancorp may match 50 percent of the employees' contributions up to a maximum of three percent of the employees' eligible compensation. Bancorp may also elect to make discretionary contributions to the plan. In 2011 and 2010, Bancorp made qualified, non-elective, discretionary contributions into employee 401(k) plans. Bancorp's 401(k) related discretionary contributions expenses for 2011, 2010, and 2009 were $.3 million, $.1 million, and $0, respectively. Employees vest immediately in their own contributions and earnings, and vest in Bancorp's matching contributions over five years of eligible service. Bancorp had no 401(k) plan related expenses in 2011, 2010, and 2009 related to the Company's 401(k) plan match.

Bancorp provides separate non-qualified deferred compensation plans for directors and executive officers (collectively, "Deferred Compensation Plans") as supplemental benefit plans which permit directors and selected officers to elect to defer receipt of all or any portion of their future salary, bonus or directors' fees, including with respect to officers, amounts they otherwise might not be able to defer under the 401(k) plan due to specified Internal Revenue Code restrictions on the maximum deferral that may be allowed under that plan. Under the Deferred Compensation Plans, an amount equal to compensation being deferred by participants is placed in a rabbi trust, the assets of which is available to Bancorp's creditors and recorded as trading securities in our consolidated balance sheets, and invested consistent with the participants' direction among a variety of investment alternatives. A deferred compensation liability of $1.6 million was included in other liabilities as of December 31, 2011, relatively unchanged from December 31, 2010.

Bancorp has multiple supplemental executive retirement agreements with former and current executives. The following table reconciles the accumulated liability for the benefit obligation of these agreements:

(Dollars in thousands)	Year ended December 31,			
	2011		2010	
Beginning balance	$	2,618	$	2,514
Benefit expense		878		209
Benefit payments		(132)		(105)
Ending balance	$	3,364	$	2,618

Bancorp's obligations under supplemental executive retirement agreements are unfunded plans and have no plan assets. The benefit obligation represents the vested net present value of future payments to individuals under the agreements. Bancorp's benefit expense, as specified in the agreements for the entire year 2012, is expected to be $.4 million. The benefits expected to be paid are presented in the following table:

(Dollars in thousands)

Year	Benefits expected to be paid	
2012	$	80
2013		81
2014		81
2015		85
2016		83
2017 through 2021		1,690

12. COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases land and office space under 48 leases, of which 45 are long-term operating leases that expire between 2012 and 2024. At the end of most of the respective lease terms, Bancorp has the option to renew the leases at fair market value. At December 31, 2011, minimum future lease payments under these leases and other operating leases were:

(Dollars in thousands) Year		Minimum Future Lease Payments
2012	$	4,134
2013		4,031
2014		3,779
2015		3,149
2016		2,615
Thereafter		8,027
Total	$	25,735

Rental expense for all operating leases was $4.5 million, $4.2 million, and $4.2 million for the years ended December 31, 2011, 2010, and 2009, respectively.

Bancorp is periodically party to litigation arising in the ordinary course of business. Based on information currently known to management, although there are uncertainties inherent in litigation, we do not believe there is any legal action to which Bancorp or any of its subsidiaries is a party that, individually or in the aggregate, will have a materially adverse effect on Bancorp's financial condition and results of operations, cash flows, or liquidity.

13. STOCKHOLDERS' EQUITY AND REGULATORY CAPITAL

All share amounts have been restated to reflect the Reverse Stock Split. Authorized capital stock of Bancorp at December 31, 2011, included 50,000,000 shares of Common Stock, no par value, and 10,000,000 shares of Preferred Stock, no par value, of which 2,000,000 shares had been designated as Mandatorily Convertible Cumulative Participating Preferred Stock, Series A ("Series A Preferred Stock") and 600,000 shares had been designated as Mandatorily Convertible Cumulative Participating Preferred Stock, Series B ("Series B Preferred Stock").

Preferred Stock. Following the receipt of shareholder approvals on January 20, 2010, 1,428,849 shares of Series A Preferred Stock issued in connection with Bancorp's private capital raise and outstanding at December 31, 2009, automatically converted into an aggregate of 14,288,490 shares of Common Stock. As of December 31, 2011, there are no shares of Series A Preferred Stock currently outstanding.

Bancorp also issued an aggregate of 121,328 shares of Series B Preferred Stock in the private capital raise all of which remains outstanding. These shares will automatically convert into an aggregate of 1,213,280 shares of Common Stock upon transfer of the Series B Preferred Stock to third parties in a widely dispersed offering.

The Series B Preferred Stock is not subject to the operation of a sinking fund and has no participation rights. The Series B Preferred Stock is not redeemable by the Company and is perpetual with no maturity. The holders of Series B Preferred Stock have no general voting rights. If the Board of Directors declares and pays a dividend in respect of Common Stock, it must declare and pay to the holders of the Series B Preferred Stock on the same date a dividend in an amount per share of the Series B Preferred Stock determined in accordance with the Restated Articles of Incorporation that is intended to provide such holders' dividends in the amount they would have received if shares of Series B Preferred Stock had been converted into Common Stock as of that date. There are no accrued dividends or dividends in arrears on Series B Preferred Stock at December 31, 2011.

Warrants to Purchase Series B Preferred Stock. In October 2009, as part of a private capital raise, Bancorp issued Class C Warrants to purchase an aggregate of 240,000 shares of Series B Preferred Stock at an exercise price of $100.00 per share or $24 million in aggregate. The Warrants were immediately exercisable and will expire on October 23, 2016. Shares of Series B Preferred Stock issuable upon exercise of the Warrants will automatically convert into an aggregate of 2.4 million shares of Common Stock upon transfer of the Series B Preferred Stock to third parties in a widely dispersed offering.

The Company allocated the proceeds of $21.1 million from the issuance of the Series B Preferred Stock and Warrants between the two based on their relative fair values. The fair value allocated to the warrants was $11.1 million.

The Company maintains a stock repurchase plan. Under the Company's stock repurchase plan, the Company can purchase up to 980,000 shares of the Company's Common Stock. The Company did not repurchase any shares under this plan in 2011 nor does it anticipate repurchasing any shares in the foreseeable future. Total shares available for repurchase under this plan are 210,400 at December 31, 2011.

13. STOCKHOLDERS' EQUITY AND REGULATORY CAPITAL

Regulatory Capital. The Federal Reserve and Federal Deposit Insurance Corporation ("FDIC") have established minimum requirements for capital adequacy for bank holding companies and nonmember banks. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Bancorp and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off balance sheet items. The Federal Reserve and FDIC risk based capital guidelines require banks and bank holding companies to have a ratio of Tier 1 capital to total risk weighted assets of at least 4%, and a ratio of total capital to total risk weighted assets of 8% or greater. In addition, the leverage ratio of Tier 1 capital to total average assets less intangibles is required to be at least 4%. Bancorp and its bank subsidiary's capital components, classification, risk weightings and other factors are also subject to qualitative judgments by regulators. Failure to meet minimum capital requirements can initiate certain action by regulators that, if undertaken, could have a material effect on Bancorp's financial statements.

Bancorp's total risk-based capital ratio improved to 20.62% at December 31, 2011, up from 18.74% at December 31, 2010, while Bancorp's Tier 1 risk-based capital ratio increased to 19.36% at December 31, 2011, from 17.47% at December 31, 2010. Bancorp's capital ratios improved over year end 2010 principally as a result of the consistent improvement in the core operating performance of the Company over the past two years, the impact of the reversal of the deferred tax asset valuation allowance and a reduction in the Company's risk weighted assets over the past 12 months also contributed to improved capital ratios at Bancorp.

The following table presents the capital measures of Bancorp and the Bank as of December 31, 2011, and 2010:

	2011				2010			
(Dollars in thousands)	Amount	Ratio	Amount Required For Minimum Capital Adequacy	Percent required for Minimum Capital Adequacy	Amount	Ratio	Amount Required For Minimum Capital Adequacy	Percent required for Minimum Capital Adequacy
Tier 1 risk-based capital								
West Coast Bancorp	$ 355,498	19.36%	$ 73,461	4%	$ 322,648	17.47%	$ 73,859	4%
West Coast Bank	342,213	18.66%	73,367	4%	309,578	16.79%	73,765	4%
Total risk-based capital								
West Coast Bancorp	$ 378,616	20.62%	$ 146,923	8%	$ 345,951	18.74%	$ 147,718	8%
West Coast Bank	365,301	19.92%	146,733	8%	332,852	18.05%	147,530	8%
Leverage ratio								
West Coast Bancorp	$ 355,498	14.61%	$ 97,301	4%	$ 322,648	13.02%	$ 99,088	4%
West Coast Bank	342,213	14.09%	97,119	4%	309,578	12.51%	98,975	4%

14. STOCK PLANS

At December 31, 2011, Bancorp maintained one stock plan, the 2002 Stock Incentive Plan ("2002 Plan") which is shareholder approved and authorizes the grant of stock options, restricted stock awards and certain other stock based awards. The 2002 Plan permits the grant of stock options and restricted stock awards for up to 820,000 shares. As of December 31, 2011, 67,550 shares remained available for issuance, of which 53,287 shares may be allocated to restricted stock awards. Proportional adjustments were made to the per share and related amounts of shares, as well as the conversion and exercise rights of stock options and other awards made under the 2002 Plan, in connection with the Reverse Stock Split.

It is Bancorp's policy to issue new shares for stock option exercises and restricted stock awards. Bancorp expenses stock options and restricted stock on a straight line basis over the applicable vesting term. Restricted stock granted under the 2002 Plan generally vests over a two to four year vesting period; however, certain grants have been made that vested immediately or over a one year period, including grants to directors.

All outstanding stock options have an exercise price that was equal to the closing market value of Bancorp's stock on the date the options were granted. Options granted under the 2002 Plan generally vest over a two to four year vesting period; however, certain grants have been made that vested immediately, including grants to directors. Stock options have a 10 year maximum term. The following table presents information on stock options outstanding for the periods shown:

	2011 Common Shares	2011 Weighted Avg. Ex. Price	2010 Common Shares	2010 Weighted Avg. Ex. Price	2009 Common Shares	2009 Weighted Avg. Ex. Price
Balance, beginning of year	306,527	$ 66.89	349,350	$ 65.38	281,503	$ 82.05
Granted	-	-	190	13.15	84,380	11.55
Exercised	(6,917)	11.55	-305	11.55	-	-
Forfeited/expired	(42,530)	56.33	(42,709)	54.78	(16,533)	74.48
Balance, end of year	257,080	$ 70.12	306,527	$ 66.89	349,350	$ 65.38
Exercisable, end of year	250,462		258,796		249,027	

The average fair value of stock options granted is estimated on the date of grant using the Black-Scholes option-pricing model. There were no stock options granted in 2011. The following table presents the assumptions used in the fair value calculation for 2010 and 2009:

	2010	2009
Risk Free interest rates	1.43%	1.64%
Expected dividend	0.00%	0%-1.22%
Expected lives, in years	4	4
Expected volatility	38%	37%
Fair value of options granted	$4.16	$3.27

As of December 31, 2011, outstanding stock options consist of the following:

Exercise Price Range	Options Outstanding	Weighted Avg. Remaining Years to Maturity	Weighted Avg. Exercise Price	Options Exercisable	Weighted Avg. Exercise Price
$ 11.55 - $ 50.10	71,928	$ 7.08	$ 11.66	71,733	$ 11.63
50.10 - 63.75	31,140	6.20	63.72	24,717	63.72
63.75 - 103.20	99,499	1.60	85.53	99,499	85.53
103.20 - 170.65	54,513	3.27	122.78	54,513	122.78
Total	257,080	$ 4.05	$ 70.12	250,462	$ 70.32

14. STOCK PLANS

The following table presents information on stock options outstanding for the periods shown, less estimated forfeitures:

(Dollars in thousands, except share and per share data)	Year ended December 31, 2011	2010	2009
Intrinsic value of options exercised in the period	$ 34	$ -	$ -
Stock options fully vested and expected to vest:			
Number	250,734	298,918	340,890
Weighted average exercise price	$ 70.12	$ 66.90	$ 65.40
Aggregate intrinsic value	$ 282	$ 190	$ -
Weighted average contractual term of options	4.1 years	4.7 years	5.5 years
Stock options vested and currently exercisable			
Number	250,462	258,796	249,027
Weighted average exercise price	$ 70.32	$ 73.90	$ 78.53
Aggregate intrinsic value	$ 289	$ 123	$ -
Weighted average contractual term of options	4.0 years	4.1 years	4.0 years
Unearned compensation related to stock options	$ 15	$ 110	$ 323

Bancorp grants restricted stock periodically as a part of the 2002 Plan for the benefit of employees and directors. Restricted stock grants are made at the discretion of the Board of Directors, except with regard to grants to certain Company officers, which are made at the discretion of the Board's Compensation & Personnel Committee. Compensation expense for restricted stock is based on the market price of the Company stock at the date of the grant and amortized on a straight-line basis over the vesting period which is currently one, three or four years for all grants. Recipients of restricted stock do not pay any cash consideration to the Company for the shares, have the right to vote all shares subject to such grant and receive all dividends with respect to such shares, whether or not the shares have vested, except in the case of performance awards granted in 2008 for which dividends are collected and will be forfeited if performance conditions are not met.

Restricted stock consists of the following for the years ended December 31, 2011, 2010, and 2009:

	2011 Restricted Shares	Weighted Avg. Grant Date Fair Value	2010 Restricted Shares	Weighted Avg. Grant Date Fair Value	2009 Restricted Shares	Weighted Avg. Grant Date Fair Value
Balance, beginning of year	327,396	$ 18.99	27,336	$ 85.02	42,154	$ 91.95
Granted	63,659	16.77	322,561	16.22	-	-
Vested	(101,273)	22.07	(13,342)	84.18	(14,237)	104.36
Forfeited	(25,151)	22.11	(9,159)	23.29	(581)	111.85
Balance, end of year	264,631	$ 16.98	327,396	$ 18.99	27,336	$ 85.02
Weighted avg. remaining recognition period	2.33 years		3.03 years		1.29 years	

The following table presents stock-based compensation expense for employees and directors related to restricted stock and stock options for the periods shown:

(Dollars in thousands)	Twelve months ended December 31, 2011	2010	2009
Restricted stock expense	$ 1,819	$ 1,883	$ 1,106
Stock option expense	80	205	414
Total stock-based compensation expense	$ 1,899	$ 2,088	$ 1,520
Tax benefit recognized on share-based expense	$ 722	$ 793	$ 578

The balance of unearned compensation related to unvested restricted stock granted as of December 31, 2011, and 2010, was $3.3 million and $4.5 million, respectively. The unearned compensation balance at December 31, 2011 is expected to be recognized over a weighted average period of 2.3 years. The Company received cash in the amount of $79,891 and $3,523 from stock option exercises for the twelve months ended December 31, 2011, and 2010, respectively. The Company had $69,350 and $0 tax benefits from disqualifying dispositions involving incentive stock options, the exercise of non-qualified stock options, and the vesting and release of restricted stock for the twelve months ended December 31, 2011, and 2010.

15. EARNINGS (LOSS) PER SHARE

Earnings per share is calculated under the two-class method. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. A participating security is an instrument that may participate in undistributed earnings with common stock. The Company has issued restricted stock and preferred stock that qualifies as a participating security. Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the period.

Diluted earnings per share is computed in the same manner as basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if certain shares issuable upon exercise of options and warrants, conversion of preferred stock, and unvested restricted stock were included, unless those additional shares would have been anti-dilutive. For the diluted earnings per share computation, the treasury stock method is applied and compared to the two-class method and whichever method results in a more dilutive impact is utilized to calculate diluted earnings per share. The two-class method was utilized to calculate diluted earnings per share for the year ended December 31, 2011.

On May 19, 2011, Bancorp implemented the Reverse Stock Split. All share and per share related amounts have been restated to reflect the Reverse Stock Split. The following table reconciles the numerator and denominator of the basic and diluted earnings per share computations for the year ended December 31, 2011, 2010, and 2009:

(Dollars and shares in thousands, except per share amounts)	Year ended December 31,		
	2011	2010	2009
Net income (loss)	$ 33,777	$ 3,225	$ (91,213)
Less: Net income (loss) allocated to participating securities-basic:			
Preferred stock	1,998	367	-
Unvested restricted stock	477	37	(728)
Net income (loss) available to common stock holders-basic	31,302	2,821	(90,485)
Add: Net income (loss) allocated per two-class method-diluted:			
Stock options and Class C warrants	108	12	-
Net income (loss) available to common stockholders-diluted	$ 31,410	$ 2,833	$ (90,485)
Weighted average common shares outstanding-basic	19,007	17,460	3,102
Common stock equivalents from:			
Stock options	20	6	-
Class C Warrants	913	593	-
Weighted average common shares outstanding -diluted	19,940	18,059	3,102
Basic earnings (loss) per share	$ 1.65	$ 0.16	$ (29.15)
Diluted earnings (loss) per share	$ 1.58	$ 0.16	$ (29.15)
Common stock equivalent shares excluded due to anti-dilutive effect	199	441	377

16. INCOME TAXES

The components of the provision (benefit) for income taxes for the last three years were:

(Dollars in thousands)	Year ended December 31,		
	2011	2010	2009
Current			
Federal	$ 1,349	$ 6,230	$ (24,220)
State	100	100	(6,982)
	1,449	6,330	(31,202)
Deferred			
Federal	(20,206)	(2,483)	10,335
State	(1,455)	(57)	1,591
	(21,661)	(2,540)	11,926
Total			
Federal	(18,857)	3,747	(13,885)
State	(1,355)	43	(5,391)
Total provision (benefit) for income taxes	$ (20,212)	$ 3,790	$ (19,276)

The deferred Federal and State tax expense includes a benefit from the full reversal of the deferred tax asset valuation allowance of $23.5 million for the year ended December 31, 2011.

The reconciliation between the Company's effective tax rate on income (loss) and the statutory rate is as follows:

(Dollars in thousands)	Year ended December 31,		
	2011	2010	2009
Expected federal income tax (benefit) provision [1]	$ 4,612	$ 2,385	$ (38,671)
State income tax, net of federal income tax effect	422	66	(3,504)
Interest on obligations of state and political subdivisions exempt from federal tax	(755)	(901)	(1,148)
Federal low income housing tax credits	(535)	(427)	(972)
Bank owned life insurance	(305)	(302)	(307)
Goodwill impairment	-	-	4,570
Change in deferred tax asset valuation allowance	(23,464)	2,465	20,999
Other, net	(187)	504	(243)
Total (benefit) provision for income taxes	$ (20,212)	$ 3,790	$ (19,276)

[1] Federal income tax provision applied at 34% in 2011 and 2010 and 35% in 2009.

Based on evaluation of the positive and negative evidence, management determined it was appropriate to establish a deferred tax asset valuation allowance of $21.0 million as of December 31, 2009, and an allowance of $23.5 million as of December 31, 2010. Based on the analysis of positive and negative evidence at December 31, 2011, including the Company's return to profitability over the last six consecutive quarters, no deferred tax asset valuation allowance was deemed necessary as of December 31, 2011. As a result, the deferred tax asset valuation allowance of $23.5 million was reversed in the fourth quarter of 2011.

16. INCOME TAXES

Net deferred taxes are included in other assets on the Company's balance sheet. The tax effect of temporary differences that give rise to significant components of deferred tax assets and deferred tax liabilities as of December 31, 2011, and 2010, are presented below:

(Dollars in thousands)	December 31, 2011	December 31, 2010
Deferred tax assets:		
Allowance for loan losses	$ 13,532	$ 15,455
Reserve for unfunded commitments	296	327
Deferred employee benefits	2,247	1,768
Stock option and restricted stock	732	973
Valuation allowance on OREO	3,133	2,914
Capitalized OREO expenses	1,050	988
Taxable interest on nonaccrual loans	2,646	2,207
State net operating loss carryforwards	3,093	3,195
State business energy and low income housing tax credits	770	631
Federal low income housing tax credits	1,776	2,313
Other	3,085	3,514
Total gross deferred tax assets	32,360	34,285
Deferred tax liabilities:		
Accumulated depreciation	957	868
Net unrealized gain on investments available for sale	4,813	327
Loan origination costs	1,610	1,645
Federal Home Loan Bank stock dividends	1,893	1,893
Intangible assets	-	138
Other	123	161
Total gross deferred tax liabilities	9,396	5,032
Net deferred tax assets before valuation allowance	22,964	29,253
Deferred tax asset valuation allowance	-	(23,464)
Net deferred tax assets	$ 22,964	$ 5,789

Primarily as a result of the Company reversing its deferred tax asset valuation allowance in 2011, the Company's net deferred tax asset increased by $17.2 million to $23.0 million at December 31, 2011.

At December 31, 2011, the Company has state tax net operating loss carryforwards of $3.1 million and state tax credit carryforwards of $.8 million. In addition, the Company has $1.8 million of federal tax credits. The following table summarizes the expiration dates of federal tax credits and state net operating loss and tax credit carryforwards:

(Dollars in thousands)

Year of expiration	Type	Amount
2023-2026	State net operating losses	$ 3,093
2016-2019	State tax credits- business energy	654
2013-2016	State tax credits- low income housing	116
2028-2031	Federal tax credits- low income housing	1,776

Bancorp is subject to U.S. federal income taxes and State of Oregon income taxes. The years 2008 through 2011 remain open to examination for federal income taxes, and years 2008 through 2011 remain open for State examination. As of December 31, 2011, and 2010, Bancorp had no unrecognized tax benefits or uncertain tax positions. Bancorp had no accrued interest or penalties as of December 31, 2011.

17. TIME DEPOSITS

Included in time deposits are deposits in denominations of $100,000 or greater, totaling $54.5 million and $87.9 million at December 31, 2011, and 2010, respectively. Interest expense relating to time deposits in denominations of $100,000 or greater was $1.0 million, $2.7 million, and $5.9 million for the years ended December 31, 2011, 2010, and 2009, respectively. Maturity amounts on Bancorp's time deposits include $132.4 million in 2012, $25.7 million in 2013, $8.8 million in 2014, $2.4 million in 2015, and $3.8 million in 2016. Included in the maturity amounts are $1.9 million in variable rate time deposits that reprice monthly with maturities in the first quarter of 2012.

18. FAIR VALUE MEASUREMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS

A financial instrument is defined as cash, evidence of an ownership interest in an entity, or a contract that conveys or imposes the contractual right or obligation to either receive or deliver cash or another financial instrument. Examples of financial instruments included in Bancorp's balance sheet are cash, federal funds sold, debt and equity securities, loans, demand, savings and other interest-bearing deposits, notes and debentures. Examples of financial instruments which are not included in the Bancorp balance sheet are commitments to extend credit and standby letters of credit.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Accounting standards require the fair value of deposit liabilities with no stated maturity, such as demand deposits, NOW and money market accounts, to equal the carrying value of these financial instruments and does not allow for the recognition of the inherent value of core deposit relationships when determining fair value.

Bancorp has estimated fair value based on quoted market prices where available. In cases where quoted market prices were not available, fair values were based on the quoted market price of a financial instrument with similar characteristics, the present value of expected future cash flows or other valuation techniques that utilize assumptions which are subjective and judgmental in nature. Subjective factors include, among other things, estimates of cash flows, the timing of cash flows, risk and credit quality characteristics, interest rates and liquidity premiums or discounts. Accordingly, the results may not be precise, and modifying the assumptions may significantly affect the values derived. Further, fair values may or may not be realized if a significant portion of the financial instruments are sold in a bulk transaction or a forced liquidation. Therefore, any aggregate unrealized gains or losses should not be interpreted as a forecast of future earnings or cash flows. Furthermore, the fair values disclosed should not be interpreted as the aggregate current value of Bancorp.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents - The carrying amount is a reasonable estimate of fair value.

Trading securities – Trading securities held at December 31, 2011, are related solely to bonds, equity securities and mutual funds held in a rabbi trust for benefit of the Company's deferred compensation plans. Fair values for trading securities are based on quoted market prices.

Investment securities - For substantially all securities within the categories U.S. Treasuries, U.S. Government agencies, mortgage-backed, obligations of state and political subdivisions, and equity investments and other securities held for investment purposes, fair values are based on quoted market prices or dealer quotes if available. When quoted market prices are not readily accessible or available, the use of alternative approaches, such as matrix or model pricing or indicators from market makers, is used. If a quoted market price is not available due to illiquidity, fair value is estimated using quoted market prices for similar securities or other modeling techniques. If neither a quoted market price nor market prices for similar securities are available, fair value is estimated by discounting expected cash flows using a market derived discount rate as of the valuation date.

Our level 3 assets consist of pooled trust preferred securities, certain municipal securities and auction rate securities. The fair values of these securities were estimated using the discounted cash flow method. The fair value for these securities used inputs for base case default, recovery and prepayment rates to estimate the probable cash flows for the security. The estimated cash flows were discounted using a rate for comparably rated securities adjusted for an additional liquidity premium.

Loans - The fair value of loans is estimated by discounting the future cash flows using the current rate at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. An additional liquidity discount is also incorporated to more closely align the fair value with observed market prices.

18. FAIR VALUE MEASUREMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS

Impaired loans - A loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due (both interest and principal) according to the contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair market value of the collateral. A significant portion of the Bank's impaired loans are measured using the fair market value of the collateral.

Bank owned life insurance - The carrying amount is the cash surrender value of all policies, which approximates fair value.

Other real estate owned - Management obtains third party appraisals as well as independent fair market value assessments from realtors or persons involved in selling OREO in determining the fair value of particular properties. Accordingly, the valuation of OREO is subject to significant external and internal judgment. Management periodically reviews OREO and obtains periodic appraisals to determine whether the property continues to be carried at the lower of its recorded book value or fair value less estimated selling costs.

Goodwill – The method used to determine the impairment charge taken first quarter 2009 involved a two-step process. The first step estimated fair value using a combination of quoted market price and an estimate of a control premium. It was determined that the fair value of the Company's Banking reporting unit was less than its book value and the carrying amount of the Company's Banking reporting unit goodwill exceeded its implied fair value. The second step calculated the implied fair value of goodwill which required allocation of the fair value to all of the assets and liabilities of the reporting unit, including any unrecognized intangible assets, in a hypothetical analysis.

Deposit liabilities - The fair value of demand deposits, savings accounts and other deposits is the amount payable on demand at the reporting date. The fair value of time deposits is estimated using the rates currently offered for deposits of similar remaining maturities.

Short-term borrowings - The carrying amount is a reasonable estimate of fair value given the short-term nature of these financial instruments.

Long-term borrowings - The fair value of the long-term borrowings is estimated by discounting the future cash flows using the current rate at which similar borrowings with similar remaining maturities could be made.

Junior subordinated debentures - The fair value of the variable rate junior subordinated debentures issued in connection with our trust preferred securities approximates the pricing of a preferred security at current market prices.

Commitments to extend credit, standby letters of credit and financial guarantees - The majority of our commitments to extend credit carry current market interest rates if converted to loans.

The tables below present fair value information on certain assets broken down by recurring or nonrecurring measurement status. Recurring assets are initially measured at fair value and are required to be reflected at fair value in the financial statements at each reporting date. Assets measured on a nonrecurring basis are assets that due to an event or circumstance were required to be re-measured at fair value after initial recognition in the financial statements at some time during the reporting period.

Assets are classified as level 1-3 based on the lowest level of input that has a significant effect on fair value. The following definitions describe the level 1-3 categories for inputs used in the tables presented below.

- Quoted prices in active markets for identical assets (Level 1): Inputs that are quoted unadjusted prices in active markets for identical assets that the Company has the ability to access at the measurement date. An active market for the asset is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

- Other observable inputs (Level 2): Inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity including quoted prices for similar assets, quoted prices for securities in inactive markets and inputs derived principally from or corroborated by observable market data by correlation or other means.

- Significant unobservable inputs (Level 3): Inputs that reflect the reporting entity's own estimates about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

18. FAIR VALUE MEASUREMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table presents fair value measurements for assets that are measured at fair value on a recurring basis subsequent to initial recognition:

(Dollars in thousands)	Total fair value December 31, 2011	Fair value measurements at December 31, 2011, using: Quoted prices in active markets for identical assets (Level 1)	Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Trading securities	$ 747	$ 747	$ -	$ -
Available for sale securities:				
U.S. Treasury securities	203	-	203	-
U.S. Government agency securities	219,631	-	219,631	-
Corporate securities	8,507	-	-	8,507
Mortgage-backed securities	428,725	-	428,725	-
Obligations of state and political subdivisions	60,732	-	60,732	-
Equity investments and other securities	12,046	1,980	10,066	-
Total recurring assets measured at fair value	$ 730,591	$ 2,727	$ 719,357	$ 8,507

(Dollars in thousands)	Total fair value December 31, 2010	Fair value measurements at December 31, 2010, using: Quoted prices in active markets for identical assets (Level 1)	Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Trading securities	$ 808	$ 808	$ -	$ -
Available for sale securities:				
U.S. Treasury securities	14,392	-	14,392	-
U.S. Government agency securities	194,230	-	194,230	-
Corporate securities	9,392	-	-	9,392
Mortgage-backed securities	363,618	-	363,618	-
Obligations of state and political subdivisions	52,645	-	51,688	957
Equity investments and other securities	11,835	1	11,834	-
Total recurring assets measured at fair value	$ 646,920	$ 809	$ 635,762	$ 10,349

During second quarter 2011, the Company transferred $2.0 million in equity investments and other securities from a level 2 instrument to a level 1 instrument. The Company transferred $14.4 million in U.S. Treasury securities from a level 1 instrument to a level 2 instrument at December 31, 2010. In addition, the Company had no material changes in valuation techniques for recurring and nonrecurring assets measured at fair value during the year ended December 31, 2011.

18. FAIR VALUE MEASUREMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table represents a reconciliation of level 3 instruments for assets that are measured at fair value on a recurring basis for the full year 2011 and 2010:

Twelve months ended December 31, 2011

(Dollars in thousands)	Balance January 1, 2011	Gains (loss) included in other comprehensive income (loss)	Reclassification of losses from adjustment for impairment of securities	Purchases, Issuances, and Sales	Balance December 31, 2011
Corporate securities	$ 9,392	$ (1,064)	$ 179	$ -	$ 8,507
Obligations of state and political subdivisions	957	(109)	-	(848)	-
Fair value	$ 10,349	$ (1,173)	$ 179	$ (848)	$ 8,507

Twelve months ended December 31, 2010

(Dollars in thousands)	Balance January 1, 2010	Gains (loss) included in other comprehensive income (loss)	Reclassification of losses from adjustment for impairment of securities	Purchases, Issuances, and Sales	Balance December 31, 2010
Corporate securities	$ 9,753	$ (361)	$ -	$ -	$ 9,392
Obligations of state and political subdivisions	973	(16)	-	-	957
Fair value	$ 10,726	$ (377)	$ -	$ -	$ 10,349

The losses from adjustments for OTTI of securities were recognized in noninterest income in the consolidated income statement.

Certain assets and liabilities are measured at fair value on a nonrecurring basis after initial recognition such as loans held for sale, loans measured for impairment and OREO. For the twelve months ended December 31, 2011, and 2010, loans held for sale were subject to the lower of cost or market method of accounting. There was no impairment recognized on loans held for sale at December 31, 2011, or 2010. For the twelve months ended December 31, 2011, loans amounting to $56.4 million in Bancorp's loan portfolio were deemed impaired. OREO that was taken into possession during 2011 was measured at fair value less sales expense. In addition, during 2011, certain properties were written down $4.8 million to reflect additional decreases in their fair market value after initial recognition at the time the property was placed into OREO.

There were no nonrecurring level 1 or 2 fair value measurements in 2011 or 2010. The following table represents the level 3 fair value measurements for nonrecurring assets for the periods presented:

	Twelve months ended December 31, 2011	
(Dollars in thousands)	Impairment	Fair Value [1]
Loans measured for impairment	$ 15,410	$ 68,466
OREO	4,832	60,491
Total nonrecurring assets measured at fair value	$ 20,242	$ 128,957

	Twelve months ended December 31, 2010	
(Dollars in thousands)	Impairment	Fair Value [1]
Loans measured for impairment	$ 19,476	$ 82,910
OREO	6,649	74,146
Total nonrecurring assets measured at fair value	$ 26,125	$ 157,056

[1] Fair value excludes costs to sell collateral.

18. FAIR VALUE MEASUREMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair values of financial instruments at December 31, 2011, are as follows:

(Dollars in thousands)	Carrying Value	Fair Value
FINANCIAL ASSETS:		
Cash and cash equivalents	$ 92,227	$ 92,227
Trading securities	747	747
Investment securities available for sale	729,844	729,844
Federal Home Loan Bank stock	12,148	12,148
Net loans (net of allowance for loan losses and including loans held for sale)	1,469,370	1,394,586
Bank owned life insurance	26,228	26,228
FINANCIAL LIABILITIES:		
Deposits	$ 1,915,569	$ 1,916,030
Long-term borrowings	120,000	120,032
Junior subordinated debentures-variable	51,000	27,350

The fair values of financial instruments at December 31, 2010, are as follows:

(Dollars in thousands)	Carrying Value	Fair Value
FINANCIAL ASSETS:		
Cash and cash equivalents	$ 177,991	$ 177,991
Trading securities	808	808
Investment securities available for sale	646,112	646,112
Federal Home Loan Bank stock	12,148	12,148
Net loans (net of allowance for loan losses and including loans held for sale)	1,499,155	1,407,366
Bank owned life insurance	25,313	25,313
FINANCIAL LIABILITIES:		
Deposits	$ 1,940,522	$ 1,942,301
Long-term borrowings	168,599	175,305
Junior subordinated debentures-variable	51,000	26,597

19. FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Bank has financial instruments with off balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as for on-balance sheet instruments. As of December 31, 2011, and 2010, outstanding commitments consist of the following:

(Dollars in thousands)	Contract or Notional Amount December 31, 2011	Contract or Notional Amount December 31, 2010
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit in the form of loans		
Commercial	$ 251,105	$ 246,702
Real estate construction	23,932	10,568
Real estate mortgage		
Mortgage	3,419	4,265
Home equity line of credit	150,196	154,073
Total real estate mortgage loans	153,615	158,338
Commercial real estate	10,993	7,756
Installment and consumer	9,907	10,734
Other [1]	12,803	10,395
Standby letters of credit and financial guarantees	8,349	8,531
Account overdraft protection instruments	103,642	118,596
Total	$ 574,346	$ 571,620

[1] The category "other" represents commitments extended to clients or borrowers that have been extended but not yet fully executed. These extended commitments are not yet classified nor have they been placed into our loan system.

Commitments to extend credit are agreements to lend to a customer, as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Many of the commitments may expire without being drawn upon; therefore total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on the Bank's credit evaluation of the customer. Collateral held varies, but may include real property, accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Total outstanding commitments of $574.3 million at December 31, 2011, increased by $2.7 million since December 31, 2010. Outstanding commitments for real estate construction increased by $13.4 million while outstanding commitments for account overdraft protection instruments decreased by $15.0 million in 2011, primarily as a result of an increase in the number of customers who have elected to not participate in our overdraft protection program for ATM and one time debit card transactions.

Standby letters of credit are conditional commitments issued to support a customer's performance or payment obligation to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Interest rates on residential 1-4 family mortgage loan applications are typically rate locked during the application stage for periods ranging from 15 to 45 days, the most typical period being 30 days. These loans are locked with various qualified investors under a best-efforts delivery program. The Company makes every effort to deliver these loans before their rate locks expire. This arrangement generally requires the Bank to deliver the loans prior to the expiration of the rate lock. Delays in funding the loans may require a lock extension. The cost of a lock extension at times is borne by the borrower and at times by the Bank. These lock extension costs paid by the Bank are not expected to have a material impact on operations. This activity is managed daily.

20. PARENT COMPANY ONLY FINANCIAL DATA

The following sets forth the condensed financial information of West Coast Bancorp on a stand-alone basis:

WEST COAST BANCORP
UNCONSOLIDATED BALANCE SHEETS

As of December 31 (Dollars in thousands)	2011	2010
Assets:		
Cash and cash equivalents	$ 8,696	$ 10,910
Investment in bank subsidiary	352,187	309,951
Investment in other subsidiaries	4,914	5,223
Other assets	1,901	1,892
Total assets	$ 367,698	$ 327,976
Liabilities and stockholders' equity:		
Junior subordinated debentures	$ 51,000	$ 51,000
Other liabilities	2,219	4,416
Total liabilities	53,219	55,416
Stockholders' equity	314,479	272,560
Total liabilities and stockholders' equity	$ 367,698	$ 327,976

WEST COAST BANCORP
UNCONSOLIDATED STATEMENTS OF INCOME (LOSS)

Year ended December 31 (Dollars in thousands)	2011	2010	2009
Income:			
Cash dividends from Bank	$ -	$ -	$ -
Other income	12	10	10
Total income	12	10	10
Expenses:			
Interest expense	1,178	1,143	1,483
Other expense	887	961	905
Total expense	2,065	2,104	2,388
Loss before income taxes and equity in undistributed earnings (loss) of the subsidiaries	(2,053)	(2,094)	(2,378)
Income tax benefit	801	816	927
Net loss before equity in undistributed earnings (loss) of the subsidiaries	(1,252)	(1,278)	(1,451)
Equity in undistributed earnings (loss) of the subsidiaries	35,029	4,503	(89,762)
Net income (loss)	$ 33,777	$ 3,225	$ (91,213)

20. PARENT COMPANY ONLY FINANCIAL DATA

WEST COAST BANCORP
UNCONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31 (Dollars in thousands)	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 33,777	$ 3,225	$ (91,213)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Undistributed (earnings) loss of subsidiaries	(35,029)	(4,503)	89,762
(Increase) decrease in other assets	(168)	(892)	1,137
Increase (decrease) in other liabilities	(2,197)	(1,294)	3,222
Excess tax benefit associated with stock plans	(66)	-	-
Stock based compensation expense	1,899	2,089	1,520
Net cash (used) provided by operating activities	(1,784)	(1,375)	4,428
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital contribution to subsidiaries	-	(15,300)	(134,248)
Net cash used in investing activities	-	(15,300)	(134,248)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Activity in deferred compensation plan	(27)	262	(1)
Proceeds from issuance of common stock	80	16,393	-
Fractional share payment	(18)	-	-
Redemption of stock pursuant to stock plans	(531)	(35)	(22)
Excess tax benefit associated with stock plans	66	-	-
Proceeds from issuance of preferred stock, net of costs	-	-	139,248
Cash dividends paid	-	-	(471)
Net cash provided by (used in) financing activities	(430)	16,620	138,754
Net increase (decrease) in cash and cash equivalents	(2,214)	(55)	8,934
Cash and cash equivalents at beginning of year	10,910	10,965	2,031
Cash and cash equivalents at end of year	$ 8,696	$ 10,910	$ 10,965

During the year ended December 31, 2010, the Parent Company made non-cash capital contributions of $.53 million to the Bank in the form of an intercompany tax settlement. No such contributions were made during the year ended December 31, 2011.

21. SEGMENT AND RELATED INFORMATION

Bancorp accounts for intercompany fees and services at a fair value according to regulatory requirements for the service provided. Intercompany items relate primarily to the use of accounting, human resources, data processing and marketing services provided by the Bank, West Coast Trust, and the holding company. All other accounting policies are the same as those described in the summary of significant accounting policies.

Summarized financial information concerning Bancorp's reportable segments and the reconciliation to Bancorp's consolidated results is shown in the following table. The "Other" column includes West Coast Trust's operations and holding company related items including activity relating to trust preferred securities. Investment in subsidiaries is netted out of the presentations below. The "Intercompany" column identifies the intercompany activities of revenues, expenses and other assets, between the "Banking" and "Other" segment.

(Dollars in thousands)	As of and for the year ended December 31, 2011			
	Banking	Other	Intercompany	Consolidated
Interest income	$ 98,629	$ 46	$ -	$ 98,675
Interest expense	16,743	1,178	-	17,921
Net interest income (loss)	81,886	(1,132)	-	80,754
Provision for credit losses	8,133	-	-	8,133
Noninterest income	29,796	3,105	(1,082)	31,819
Noninterest expense	88,298	3,659	(1,082)	90,875
Income (loss) before income taxes	15,251	(1,686)	-	13,565
Provision (benefit) for income taxes	(19,555)	(657)	-	(20,212)
Net income (loss)	$ 34,806	$ (1,029)	$ -	$ 33,777
Depreciation, amortization and accretion	$ 8,964	$ 30	$ -	$ 8,994
Assets	$ 2,424,832	$ 15,636	$ (10,581)	$ 2,429,887
Loans, net	$ 1,466,089	$ -	$ -	$ 1,466,089
Deposits	$ 1,925,567	$ -	$ (9,998)	$ 1,915,569
Equity	$ 352,188	$ (37,709)	$ -	$ 314,479

(Dollars in thousands)	As of and for the year ended December 31, 2010			
	Banking	Other	Intercompany	Consolidated
Interest income	$ 105,510	$ 66	$ -	$ 105,576
Interest expense	21,126	1,143	-	22,269
Net interest income (loss)	84,384	(1,077)	-	83,307
Provision for credit losses	18,652	-	-	18,652
Noninterest income	30,789	3,053	(1,145)	32,697
Noninterest expense	87,841	3,641	(1,145)	90,337
Loss before income taxes	8,680	(1,665)	-	7,015
Benefit for income taxes	4,439	(649)	-	3,790
Net income (loss)	$ 4,241	$ (1,016)	$ -	$ 3,225
Depreciation, amortization and accretion	$ 8,742	$ 36	$ -	$ 8,778
Assets	$ 2,456,223	$ 17,650	$ (12,814)	$ 2,461,059
Loans, net	$ 1,496,053	$ -	$ -	$ 1,496,053
Deposits	$ 1,952,780	$ -	$ (12,258)	$ 1,940,522
Equity	$ 310,487	$ (37,927)	$ -	$ 272,560

21. SEGMENT AND RELATED INFORMATION

(Dollars in thousands)	As of and for the year ended December 31, 2009			
	Banking	Other	Intercompany	Consolidated
Interest income	$ 112,068	$ 82	$ -	$ 112,150
Interest expense	31,941	1,482	-	33,423
Net interest income (loss)	80,127	(1,400)	-	78,727
Provision for credit losses	90,057	-	-	90,057
Noninterest income	7,208	3,032	(1,111)	9,129
Noninterest expense	105,917	3,482	(1,111)	108,288
Loss before income taxes	(108,639)	(1,850)	-	(110,489)
Benefit for income taxes	(18,555)	(721)	-	(19,276)
Net loss	$ (90,084)	$ (1,129)	$ -	$ (91,213)
Depreciation, amortization and accretion	$ 8,253	$ 28	$ -	$ 8,281
Assets	$ 2,729,453	$ 17,370	$ (13,276)	$ 2,733,547
Loans, net	$ 1,686,352	$ -	$ -	$ 1,686,352
Deposits	$ 2,159,342	$ -	$ (12,458)	$ 2,146,884
Equity	$ 288,477	$ (39,419)	$ -	$ 249,058

22. RELATED PARTY TRANSACTIONS

As of December 31, 2011, the Bank had loan commitments to directors, senior officers, principal stockholders and their related interests totaling $6.3 million, unchanged from December 31, 2010. These commitments and the loan balances below were made substantially on the same terms in the course of ordinary banking business, including interest rates, maturities and collateral as those made to other customers of the Bank.

The following table presents a summary of outstanding balances for loans made to directors, senior officers, and principal stockholders of the Company and their related interests:

(Dollars in thousands)	December 31,	
	2011	2010
Balance, beginning of period	$ 5,039	$ 3,893
New loans and advances	587	1,237
Principal payments and payoffs	(74)	(91)
Balance, end of period	$ 5,552	$ 5,039

23. QUARTERLY FINANCIAL INFORMATION (unaudited)

2011 (Dollars in thousands, except per share data)	December 31,	September 30,	June 30,	March 31,
Interest income	$ 23,932	$ 24,721	$ 25,104	$ 24,918
Interest expense	5,992	5,380	3,143	3,406
Net interest income	17,940	19,341	21,961	21,512
Provision for credit losses	1,499	1,132	3,426	2,076
Noninterest income	6,419	8,414	8,070	8,916
Noninterest expense	22,744	22,620	22,958	22,553
Income before income taxes	116	4,003	3,647	5,799
Provision (benefit) for income taxes	(17,646)	(2,273)	(987)	694
Net income	$ 17,762	$ 6,276	$ 4,634	$ 5,105
Earnings per share:				
Basic	$0.87	$0.31	$0.23	$0.25
Diluted	$0.83	$0.29	$0.22	$0.25

2010 (Dollars in thousands, except per share data)	December 31,	September 30,	June 30,	March 31,
Interest income	$ 25,509	$ 26,053	$ 26,816	$ 27,198
Interest expense	3,620	4,178	7,906	6,565
Net interest income	21,889	21,875	18,910	20,633
Provision for credit losses	1,693	1,567	7,758	7,634
Noninterest income	8,595	8,069	9,625	6,408
Noninterest expense	23,330	23,003	22,909	21,095
Income (loss) before income taxes	5,461	5,374	(2,132)	(1,688)
Provision (benefit) for income taxes	3,549	(676)	1,717	(800)
Net income (loss)	$ 1,912	$ 6,050	$ (3,849)	$ (888)
Earnings (loss) per common share:				
Basic	$0.09	$0.30	($0.20)	($0.05)
Diluted	$0.09	$0.29	($0.20)	($0.05)

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to ensure that information the Company must disclose in its reports filed or submitted under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Our management has evaluated, with the participation and under the supervision of our chief executive officer ("CEO") and chief financial officer ("CFO"), the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this report. Based on this evaluation, our CEO and CFO have concluded that, as of such date, the Company's disclosure controls and procedures are effective in ensuring that information relating to the Company, including its consolidated subsidiaries, required to be disclosed in reports that it files under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and (2) accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Material Changes in Internal Control over Financial Reporting

None.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system is designed to provide reasonable assurance regarding the preparation, reliability and fair presentation of published financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Management is also responsible for ensuring compliance with the federal laws and regulations concerning loans to insiders and the federal and state laws and regulations concerning dividend restrictions, both of which are designated by the Federal Deposit Insurance Corporation ("FDIC") as safety and soundness laws and regulations. Nonetheless, all internal control systems, no matter how well designed, have inherent limitations. Even systems determined to be effective as of a particular date can provide only reasonable assurance with respect to financial statement preparation and presentation and may not eliminate the need for restatements.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework*. Based on our assessment, we believe that, as of December 31, 2011, the Company's internal control over financial reporting is effective based on those criteria.

The Company's management has assessed its compliance with the designated safety and soundness laws and regulations and has maintained records of its determinations and assessments as required by the FDIC. Based on this assessment, management believes that West Coast Bancorp has complied, in all material respects, with the designated safety and soundness laws and regulations for the year ended December 31, 2011.

The Company's independent registered public accounting firm has audited the Company's internal control over financial reporting as of December 31, 2011, as stated in their report appearing below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

West Coast Bancorp

Lake Oswego, Oregon

We have audited the internal control over financial reporting of West Coast Bancorp and subsidiaries (the "Company") as of December 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because management's assessment and our audit were conducted to meet the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA), management's assessment and our audit of the Company's internal control over financial reporting included controls over the preparation of the schedules equivalent to the basic financial statements in accordance with the instructions for the Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9C). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have not examined and, accordingly, we do not express an opinion or any other form of assurance on management's statement referring to compliance with laws and regulations.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated February 24, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ DELOITTE & TOUCHE LLP

Portland, Oregon
February 24, 2012

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information concerning directors and executive officers of Bancorp required to be included in this item is set forth under the headings "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," and "Management" in Bancorp's Proxy Statement for its 2012 Annual Meeting of Shareholders to be filed within 120 days of Bancorp's fiscal year end of December 31, 2011 (the "Proxy Statement"), and is incorporated into this report by reference.

Audit and Compliance Committee

Bancorp has a separately-designated standing Audit and Compliance Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit and Compliance Committee are David Dietzler (Chair), Nancy Wilgenbusch, and Lloyd Ankeny, each of whom is independent as independence for audit committee members is defined under NASDAQ listing standards applicable and SEC rules to the Company.

Audit Committee Financial Expert

Bancorp's Board of Directors has determined that David Dietzler is an audit committee financial expert as defined in Item 407(d)(5) of Regulation S-K of the Exchange Act and is independent as independence for audit committee members is defined under NASDAQ listing standards and SEC rules applicable to the Company.

Code of Ethics

We have adopted a code of ethics (the "Code of Ethics"), for our CEO, CFO, principal accounting officer, and persons performing similar functions, entitled the West Coast Bancorp Code of Ethics for Senior Financial Officers. The Code of Ethics is available on our website at www.wcb.com under the tab for investor relations. Stockholders may request a free copy of the Code of Ethics from:

West Coast Bancorp

Attention: Secretary

5335 Meadows Road, Suite 201

Lake Oswego, Oregon 97035

(503) 684-0884

ITEM 11. EXECUTIVE COMPENSATION

Information concerning executive and director compensation and certain matters regarding participation in Bancorp's Compensation & Personnel Committee required by this item is set forth under the headings "Executive Compensation" and "Board of Directors" in the Proxy Statement and is incorporated into this report by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCK HOLDER MATTERS

Security Ownership

Information concerning the security ownership of certain beneficial owners and management required by this item is set forth under the heading "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement and is incorporated into this report by reference.

Equity Compensation Plan Information

Information concerning Bancorp's equity compensation plans, required by this item is set forth under the heading "Executive Compensation—Equity Compensation Plan Information" in the Proxy Statement and is incorporated into this report by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Certain Relationships and Related Transactions

Information concerning certain relationships and related transactions required by this item is set forth under the heading "Transactions with Related Persons" in the Proxy Statement and is incorporated into this report by reference.

Director Independence

Information concerning the independence of Bancorp directors required by this item is set forth under the heading "Election of Directors" in the Proxy Statement and is incorporated into this report by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information concerning fees paid to our accountants required by this item is included under the heading "Matters Related to our Auditors—Fees Paid to Independent Registered Public Accounting Firm" in the Proxy Statement and is incorporated into this report by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) **Financial Statements:**

The financial statements and related documents listed in the Index set forth in Item 8 of this report are filed as part of this report.

(2) **Financial Statements Schedules:**

None.

(3) **Exhibits:**

The response to this portion of Item 15 is submitted as a separate section of this report appearing immediately following the signature page and entitled "Index to Exhibits."

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 24, 2012.

WEST COAST BANCORP

(Registrant)

By: /s/ Robert D. Sznewajs

Robert D. Sznewajs

President and CEO

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 24, 2012.

Principal Executive Officer:

/s/ Robert D. Sznewajs Robert D. Sznewajs	President and CEO and Director

Principal Financial Officer:

/s/ Anders Giltvedt Anders Giltvedt	Executive Vice President and Chief Financial Officer

Principal Accounting Officer:

/s/ Kevin M. McClung Kevin M. McClung	Senior Vice President and Controller

Remaining Directors:

*Lloyd D. Ankeny, Chairman

*David A. Dietzler

*Henchy R. Enden

*Shmuel ("Sam") Levinson

*Steven J. Oliva

*John T. Pietrzak

*Steven N. Spence

*Nancy A. Wilgenbusch, PhD.

*By /s/ Robert D. Sznewajs

Robert D. Sznewajs

Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit No.	Exhibit
3.1	Restated Articles of Incorporation (as amended through January 20, 2010). Incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2009.
3.2	Articles of Amendment of Restated Articles of Incorporation (effective May 19, 2011). Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K dated May 18, 2011, and filed with the Securities and Exchange Commission on dated May 20, 2011.
3.3	Amended and Restated Bylaws of the Company (as amended through February 9, 2010). Incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2009.
4.1	Form of Class C Warrant. Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K dated October 22, 2009, and filed with the Securities and Exchange Commission on October 28, 2009 (the "October 2009 8-K").
4.2	Tax Benefit Preservation Plan, dated as of October 23, 2009, between West Coast Bancorp and Wells Fargo Bank, National Association. Incorporated by reference to Exhibit 4.4 to the October 8-K.
4.3	The Company has incurred long-term indebtedness as to which the amount involved is less than ten percent of the total assets of the Company and its subsidiaries on a consolidated basis. The Company agrees to furnish instruments relating to such indebtedness to the Commission upon its request.
10.1	Form of Indemnification Agreement for all directors and executive officers. Incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008 (the "2008 10-K").*
10.2	Change in Control Agreement between the Company and Robert D. Sznewajs dated January 1, 2004, and amended and restated December 30, 2008. Incorporated by reference to Exhibit 10.2 to the 2008 10-K.*
10.3	Change in Control Agreement between the Company and Anders Giltvedt dated January 1, 2004, and amended and restated December 30, 2008. Incorporated by reference to Exhibit 10.3 to the 2008 10-K.*
10.4	Change in Control Agreement between the Company and Xandra McKeown dated January 1, 2004, and amended and restated December 30, 2008. Incorporated by reference to Exhibit 10.4 to the 2008 10-K.*
10.5	Change in Control Agreement between the Company and Hadley Robbins dated March 5, 2007 and amended and restated December 30, 2008. Incorporated by reference to Exhibit 10.6 to the 2008 10-K.*
10.6	Supplemental Executive Retirement Plan adopted by West Coast Bank, the Company and Robert D. Sznewajs dated August 1, 2003, and amended and restated as of January 1, 2011. Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated January 12, 2011, and filed with the Securities and Exchange Commission on dated January 14, 2011.*
10.7	Supplemental Executive Retirement Plan adopted by West Coast Bank, the Company and Anders Giltvedt dated August 1, 2003, and amended and restated as of January 1, 2009. Incorporated by reference to Exhibit 10.8 to the 2008 10-K.*
10.8	Supplemental Executive Retirement Plan adopted by West Coast Bank, the Company and Xandra McKeown dated August 1, 2003, and amended and restated as of January 1, 2009. Incorporated by reference to Exhibit 10.9 to the 2008 10-K.*

*Indicates a management contract or compensatory plan, contract or arrangement.

INDEX TO EXHIBITS (continued)

Exhibit No.	Exhibit
10.9	Supplemental Executive Retirement Plan adopted by West Coast Bank, the Company and Hadley Robbins dated April 1, 2007, and amended and restated as of January 1, 2009. Incorporated by reference to Exhibit 10.11 to the 2008 10-K.*
10.10	401(k) Profit Sharing Plan. Incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 (Reg. No. 333-01649) filed March 12, 1996.*
10.11	Directors' Deferred Compensation Plan. Incorporated by reference to Exhibit 10.13 to the 2008 10-K.*
10.12	Executives' Deferred Compensation Plan. Incorporated by reference to Exhibit 10.14 to the 2008 10-K.*
10.13	2002 Stock Incentive Plan, as amended. Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.*
10.14	Forms of Option Agreements, Restricted Stock Agreements and Restricted Stock Performance Award Agreement under the 2002 Stock Incentive Plan. Incorporated by reference to Exhibits 10.3 through 10.7 to the September 2006 10-Q and Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.
10.15	Employment Agreement dated effective as of January 1, 2011, between Robert D. Sznewajs and the Company. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated January 12, 2011, and filed with the Securities and Exchange Commission on dated January 14, 2011.*
10.16	Form of Investment Agreement, dated as of October 23, 2009 by and between West Coast Bancorp and the investors party thereto. Incorporated by reference to Exhibit 10.1 to the October 2009 8-K.
10.17	Written Agreement, dated as of December 18, 2009, by and among West Coast Bancorp, the Federal Reserve Bank of San Francisco and the Oregon Department of Consumer and Business Services, Division of Finance and Corporate Securities. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 18, 2009 and filed with the Securities and Exchange Commission on December 21, 2009.
10.18	Stipulation and Consent to Issuance of a Consent Order, Order for Restitution, and Order to Pay, between the Bank and the FDIC. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated October 18, 2011 and filed with the Securities and Exchange Commission on October 24, 2011 (the "2011 8-K").
10.19	Consent Order, Order for Restitution, and Order to Pay, issued by the FDIC, effective as of October 11, 2011. Incorporated by reference to Exhibit 10.2 to the 2011 8-K.
21	Subsidiaries of the Company.
23	Consent of Deloitte & Touche LLP.
24	Power of Attorney.

*Indicates a management contract or compensatory plan, contract or arrangement.

Exhibit 21

SCHEDULE OF SUBSIDIARIES

The following is a list of the registrant's subsidiaries at February 24, 2012.

Name of Organization	State of Incorporation
West Coast Bank	Oregon
West Coast Trust Company, Inc.	Oregon
Totten Inc.	Washington
West Coast Statutory Trust III	Connecticut
West Coast Statutory Trust IV	Connecticut
West Coast Statutory Trust V	Delaware
West Coast Statutory Trust VI	Delaware
West Coast Statutory Trust VII	Delaware
West Coast Statutory Trust VIII	Delaware

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-166348, 333-137325, 333-104835, 333-104458, 333-88382, 333-01649, and 333-162256 on Form S-8 and Registration Statement Nos. 333-166441 and 333-163896 on Form S-3 of our reports dated February 24, 2012, relating to the consolidated financial statements of West Coast Bancorp, and the effectiveness of West Coast Bancorp's internal control over financial reporting, appearing in this Annual Report on Form 10-K of West Coast Bancorp for the year ended December 31, 2011.

/s/ DELOITTE & TOUCHE LLP

Portland, Oregon
February 24, 2012

Exhibit 24

POWER OF ATTORNEY

Each person below designates and appoints ROBERT D. SZNEWAJS and ANDERS GILTVEDT, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution, to sign the Annual Report on Form 10-K for the year ended December 31, 2011, of West Coast Bancorp, an Oregon corporation, and any amendments thereto, and to file said report and amendments, with all exhibits thereto, in such form as they or either of them may approve with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Each person whose signature appears below also grants to these attorneys-in-fact and agents full power and authority to perform every act and execute any instruments that they deem necessary or desirable in connection with said report, as fully as he or she could do in person, hereby ratifying and confirming all that the attorneys-in-fact and agents or their substitutes may lawfully do or cause to be done.

IN WITNESS WHEREOF, this power of attorney has been executed by each of the undersigned as of the 24th day of February, 2012.

Signature	Title
/s/ Lloyd D. Ankeny Lloyd D. Ankeny	Director and Chairman of the Board
/s/ David A. Dietzler David A. Dietzler	Director
/s/ Henchy R. Enden Henchy R. Enden	Director
/s/ Shmuel ("Sam") D. Levinson Shmuel ("Sam") D. Levinson	Director
/s/ Steven J. Oliva Steven J. Oliva	Director
/s/ John T. Pietrzak John Pietrzak	Director
/s/ Steven N. Spence Steven N. Spence	Director
/s/ Nancy A. Wilgenbusch Nancy A. Wilgenbusch, PhD.	Director

Exhibit 31.1

Certification

I, Robert D. Sznewajs, certify that:

1. I have reviewed this Annual Report on Form 10-K of West Coast Bancorp;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most-recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Dated: February 24, 2012

/s/ Robert D. Sznewajs

President and Chief Executive Officer

Exhibit 31.2

Certification

I, Anders Giltvedt, certify that:

1. I have reviewed this Annual Report on Form 10-K of West Coast Bancorp;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most-recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Dated: February 24, 2012

/s/ Anders Giltvedt

Executive Vice President and Chief Financial Officer

Exhibit 32

Certification Pursuant To
18 U.S.C. Section 1350,
As Adopted Pursuant To
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of West Coast Bancorp (the "Company") on Form 10-K for the period ended December 31, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Robert D. Sznewajs

President and Chief Executive Officer

February 24, 2012

/s/ Anders Giltvedt

Executive Vice President and Chief Financial Officer

February 24, 2012

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